Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R. Section 200.83

As confidentially submitted to the Securities and Exchange Commission on September 11, 2020

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MINISO Group Holding Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	5331	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

25F, Heye Plaza, No.486, Kangwang Middle Road

Liwan District, Guangzhou 510140, Guangdong Province

The People’s Republic of China

+86 20 3622 8788

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Z. Julie Gao, Esq. Shu Du, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 46th Floor, JingAn Kerry Centre, Tower II 1539 Nanjing West Road Shanghai The People’s Republic of China +86 21-61938200	Shuang Zhao, Esq. Cleary Gottlieb Steen & Hamilton LLP 37th Floor, Hysan Place 500 Hennessy Road, Causeway bay Hong Kong +852 2521-4122

Approximate date of commencement of proposed sale to the public:

as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee
Ordinary Shares, par value US$0.00001 per share(1)	US$	US$

(1)

American depositary shares issuable upon deposit of ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-                ). Each American depositary share represents              ordinary shares.

(2)

Includes ordinary shares that are issuable upon the exercise of the underwriters’ over-allotment option. Also includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These ordinary shares are not being registered for the purpose of sales outside the United States.

(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R. Section 200.83

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Preliminary Prospectus Dated                 , 2020.

American Depositary Shares

MINISO Group Holding Limited

Representing              Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, of Miniso Group Holding Limited.

We are offering              ADSs to be sold in the offering. [The selling shareholders identified in this prospectus are offering an additional              ADSs. We will not receive any of the proceeds from the sale of the ADSs being sold by the selling shareholders.]

Prior to this offering, there has been no public market for our ADSs or ordinary shares. Each ADS represents              of our ordinary shares, par value US$0.00001 per share. It is currently estimated that the initial public offering price will be between US$             and US$              per ADS. Application will be made for quotation on the New York Stock Exchange under the symbol “MNSO.”

Upon the completion of this offering, Mr. Guofu Ye, our chairman of the board of directors and our chief executive officer, and Ms. Yunyun Yang, our director and vice president, will beneficially own             % of our total issued and outstanding ordinary shares, representing             % of the total voting power, assuming that the underwriters do not exercise their over-allotment option, or             % of our total issued and outstanding ordinary shares, representing             % of the total voting power, assuming that the over-allotment option is exercised in full. As a result, we will be a “controlled company” as defined under the NYSE Listed Company Manual because Mr. Guofu Ye and Ms. Yunyun Yang will hold more than 50% of the voting power for the election of directors.

See “Risk Factors” on page 17 to read about factors you should consider before buying the ADSs.

PRICE US$             PER ADS

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$
[Proceeds, before expenses, to the selling shareholders]	$	$

(1)	See “Underwriting” for additional information regarding underwriting compensation.

We [and the selling shareholders] have granted the underwriters the right to purchase up to an additional              ADSs to cover over-allotments.

The underwriters expect to deliver the ADSs against payment in New York, New York on                 , 2020.

Goldman Sachs	BofA Securities

Prospectus dated                 , 2020.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

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Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

You should rely only on the information contained in this prospectus or in any related free writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free writing prospectus. We [and the selling shareholders] are offering to sell, and seeking offers to buy the ADSs, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs.

Neither we nor any of the underwriters has taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus or any filed free writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus or any filed free writing prospectus outside the United States.

Until                , 2020 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors,” before deciding whether to invest in the ADSs. This prospectus contains information from an industry report commissioned by us and prepared by Frost & Sullivan, an independent research firm, to provide information regarding our industry and our market position. We refer to this report as the Frost & Sullivan Report.

Mission

Our mission is to enable everyone to enjoy life’s little surprises.

Overview

We are a fast-growing global value retailer offering a variety of design-led lifestyle products. Within seven years since we opened our first store in China in 2013, we have built our flagship brand “MINISO” as a globally recognized retail brand and established a massive store network worldwide. As of June 30, 2020, we served consumers primarily through our network of over 4,200 MINISO stores, of which we directly operated 129, including over 2,500 MINISO stores in China and over 1,680 MINISO stores across over 80 countries and regions in the rest of the world. Our revenue reached RMB9.0 billion (US$1.3 billion) in the fiscal year ended June 30, 2020. The aggregate GMV of products sold through our network reached RMB19.0 billion (US$2.7 billion) in 2019, making us the largest global branded variety retailer of lifestyle products, according to the Frost & Sullivan Report.

Aesthetically pleasing design, quality and affordability are at the core of every product we deliver. In the fiscal year ended June 30, 2020, we offered consumers a wide selection of approximately 8,000 core SKUs, the vast majority of which are under our flagship brand “MINISO.” These products span across 11 major categories, including home decor, small electronics, textile, accessories, beauty tools, toys, cosmetics, personal care, snacks, fragrance and perfumes, and stationery and gifts. In the fiscal year ended June 30, 2020, we launched an average of over 600 SKUs per month. We continually and frequently roll out products of high appeal, high quality and high affordability, promoting a relaxing, treasure-hunting and engaging shopping experience that appeals to all demographics regardless of their cultural background and geographical location.

We pair value concepts with a touch of appeal, creativity and innovation, focusing on long-term sustainability instead of short-term profits. Our highly effective approach to retail, which mainly encompasses dynamic product development, co-branding collaborations, and an efficient supply chain, are critical to the success of our business.

•

Dynamic product development.    The collective efforts of product managers, designers and suppliers help us achieve dynamic product development. Our highly experienced product managers are responsible for identifying trends, co-creating product designs in collaboration with our designers, coordinating with suppliers on production and bringing the finished products to market. We have made significant investment in our design capabilities by maintaining a dedicated and capable in-house design team and partnering with capable third-party designers, and have established our MINISO Design Academy to fully integrate these design capabilities to create trendy, attractive and quality products. Our philosophy is to launch approximately 100

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

new SKUs, every 7 days, carefully selected from a large library of 10,000 product ideas, which we refer to as the “711 philosophy.” We believe our efficiency and speed-to-market at large scale are difficult for competitors to replicate.

•

Co-branding collaborations.    Our co-branding collaborations with intellectual property (“IP”) licensors owning popular brands allow us to capitalize on cultural phenomena or influential trends in mass media by featuring their elements in our product design and adding exciting diversity to our products. Our established co-branding relationships with 17 IP licensors are a strong testimony to our brand value and elevate our brand equity and awareness by unlocking new possibilities of product design. As a result, more consumers are attracted to our MINISO stores to enjoy a shopping experience replete with pleasant surprises.

•

Efficient supply chain.    Leveraging China’s unmatched and massive supply chain, we source directly from highly qualified manufacturers in China that can meet our sophisticated demands. Our large procurement volumes as a result of our scale further contribute to our procurement cost advantages. We maintain a mutually beneficial relationship with our suppliers by being punctual with our payments to them and helping them grow with us. In addition, we digitally integrate suppliers and streamline the supply chain process through our supply chain management system and regularly assist suppliers in improving production efficiency and cost control, which enable us to continuously optimize our supply chain in terms of efficiency. We believe our efficient supply chain sets the foundation for our competitive product pricing strategy.

We have accumulated in-depth operational know-how based on our deep insights into consumer tastes and preferences developed from serving millions of consumers on a daily basis. We use such know-how to optimize and systemize key aspects of MINISO store operation from welcoming ambience and friendly staff, to easy-to-navigate store layout, and precise product curation. Our technology augments our operational know-how by giving us deeper insights into consumer preferences. Our smart-store systems allow us to customize merchandise mix and product curation on a store level based on the analysis of consumer behavioral patterns. Our focus on delivering distinct value propositions within a relaxing and engaging shopping environment generates excitement and encourages frequent visits, allowing us to build a large and loyal base of consumers mostly from the younger generations. In the fiscal year ended June 30, 2020, there were a total of about 416 million visits to the MINISO stores equipped with our smart-store system, over 30% of which resulted in purchases. During the same period, over 80% of the consumers visiting MINISO stores in China were under the age of 40 and about 60% of them were under the age of 30.

Our path to success in our home market, China, depends on the effectiveness and scalability of our MINISO Retail Partner model. Under this innovative model, MINISO Retail Partners mobilize their resources to open and operate MINISO stores at optimal locations and shoulder the associated capital expenditure and operating expenses, while we let them use our brand and provide them with valuable guidance on key aspects of store operation in exchange for a pre-agreed portion of in-store sales proceeds. The MINISO Retail Partners keep the remaining sales proceeds and we retain inventory ownership until in-store sale to consumers. The MINISO Retail Partner model aligns the interests and creates mutual benefits between us and the MINISO Retail Partners, where we achieve rapid store network expansion with consistent brand image and consumer experience in an asset-light manner, and our MINISO Retail Partners attain attractive investment returns. Based on a survey conducted by Frost & Sullivan, our MINISO Retail Partners generally recover their store investment in a period of 12 to 15 months after store opening. Our MINISO Retail Partners are also motivated to maintain a loyal relationship with us. As of June 30, 2020, 488 of our 742 MINISO Retail Partners had invested in MINISO stores for over 3 years.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

Our playbook, underpinned by a relaxing shopping experience full of delightful surprises, is designed to resonate with business partners, distributors and consumers across the globe. Since we opened our first MINISO store in China in 2013, we had expanded to over 1,680 MINISO stores in over 80 countries and regions outside of China as of June 30, 2020. We accomplished such international store expansion under flexible models tailored to local conditions, including direct operation, the MINISO Retail Partner model, and partnership with local distributors. Our insights into local consumer tastes and preferences and our sourcing capabilities enable us to meet the local demands in each international market. As a testament to our expanding international operation, our revenue from markets outside of China accounted for 32.3% and 32.7% of our total revenue for the fiscal years ended June 30, 2019 and 2020, respectively.

Our revenue decreased by 4.4% from RMB9,394.9 million for the fiscal year ended June 30, 2019 to RMB8,979.0 million (US$1,270.9 million) for the fiscal year ended June 30, 2020. Our gross profit increased by 8.8% from RMB2,511.0 million for the fiscal year ended June 30, 2019 to RMB2,732.5 million (US$386.8 million) for the fiscal year ended June 30, 2020. Our gross margin improved from 26.7% for the fiscal year ended June 30, 2019 to 30.4% for the fiscal year ended June 30, 2020. Our loss for the year decreased by 11.6% from RMB294.4 million in the fiscal year ended June 30, 2019 to RMB260.2 million (US$36.8 million) in the fiscal year ended June 30, 2020. Our adjusted net profit, a non-IFRS financial measure, increased by 11.7% from RMB868.8 million for the fiscal year ended June 30, 2019 to RMB970.8 million (US$137.4 million) for the fiscal year ended June 30, 2020. See “Summary Consolidated Financial and Operating Data—Non-IFRS Financial Measure.”

Our Industry

The lifestyle products market in China experienced a rapid development over the past two decades. According to the Frost & Sullivan Report, the size of China’s lifestyle products market by GMV increased from RMB2.6 trillion (US$368.0 billion) in 2015 to RMB3.7 trillion (US$523.7 billion) in 2019, representing a CAGR of 9.4%, outpaced the CAGR of 8.3% for China’s retail market during the same period. As a result of such rapid growth, China’s lifestyle products market has become one of the fastest growing markets across all retail segments.

According to the Frost & Sullivan Report, the lifestyle products market can be divided into three sub-markets by different type of retailers: (i) branded variety retail market; (ii) specialty retail market; (iii) groceries and general merchandise retail market. Branded variety retailers of lifestyle products generally refer to those retail companies that sell self-branded lifestyle products that cover a wide range of product categories primarily through their brick-and-mortar stores. For purposes of this prospectus, a retailer that derives over 50% of its total GMV from selling self-branded lifestyle products is referred to as a branded variety retailer.

As customers’ consumption behaviors become more rational, quality lifestyle products at affordable prices are gaining popularity. Also, consumers, especially younger generations, increasingly prefer products that could reflect their individualized preferences. These trends present substantial market opportunities and potential for branded variety retailers. According to the Frost & Sullivan Report, the size of the branded variety retail market by aggregate GMV increased from RMB50.3 billion (US$7.1 billion) in 2015 to RMB100.5 billion (US$14.2 billion) in 2019, and is estimated to further increase at a CAGR of 15.3% from 2020 to 2024.

The global branded variety retail market has also grown steadily over the past two decades. According to the Frost & Sullivan Report, the size of the global branded variety retail market by aggregate GMV increased from US$32.9 billion in 2015 to US$52.0 billion in 2019, and is estimated to continue to grow at a CARG of 11.6% from 2020 to 2024.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

Our Strengths

We believe that the following competitive strengths contribute to our success and set us apart from our competitors:

•	fast-growing global value retailer offering design-led lifestyle products;

•	frequently-refreshed product assortment with universal appeal;

•	highly efficient supply chain delivering extreme value-for-money;

•	in-depth know-how and digitalization driving operational excellence;

•	highly effective and scalable MINISO Retail Partner model;

•	globalization capabilities fueling expansion at scale; and

•	visionary founder and entrepreneurial management team.

Our Strategies

We aim to further grow our business by pursuing the following strategies:

•	expand and upgrade our store network;

•	enhance product development and supply chain capabilities;

•	deepen consumer engagement and drive omni-channel experience;

•	strengthen technological capabilities;

•	strategically explore investment and acquisition opportunities; and

•	leverage competitive strengths to explore new business opportunities.

Our Challenges

We face risks and uncertainties in realizing our business objectives and executing our strategies, including those relating to:

•	continued strength of our MINISO brand;

•	macro-economic factors that impact consumer demands and discretionary spendings, and the COVID-19 pandemic;

•	continued popularity and innovation of our products, successful launches of new products, and our anticipation of and timely responses to changes in consumer preferences;

•	our ability to offer high-quality products at prices that are highly appealing to consumers;

•	our ability to attract purchases from new and existing consumers;

•	successful operation of MINISO stores and expansion of our store network;

•	our international operations;

•	our reliance on retail partners and distributors to operate MINISO stores;

•	our reliance on third-party suppliers to provide products to us;

•	our strategic collaborations with IP licensors; and

•	product quality and liability issue.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

Corporate Structure

The following diagram illustrates our corporate structure as of the date of this prospectus consisting of our significant subsidiaries.

Implication of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE listing standards. See “Risk Factors—Risks Related to the ADSs and This Offering—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with such corporate governance listing standards.”

Implications of Being a Controlled Company

Upon the completion of this offering, Mr. Guofu Ye, our chairman of the board of directors and our chief executive officer, and Ms. Yunyun Yang, our director and vice president, will beneficially own

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

            % of our total issued and outstanding ordinary shares, representing             % of the total voting power, assuming that the underwriters do not exercise their over-allotment option, or             % of our total issued and outstanding ordinary shares, representing             % of the total voting power, assuming that the over-allotment option is exercised in full. As a result, we will be a “controlled company” as defined under the NYSE Listed Company Manual because Mr. Guofu Ye and Ms. Yunyun Yang will hold more than 50% of the voting power for the election of directors. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions in the future, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Currently, we plan to rely on exemption with respect to the requirement that a majority of the board of directors consist of independent directors.

Upon the completion of this offering, our executive officers, directors, and their affiliated entities together will beneficially own approximately             % of our total outstanding ordinary shares, assuming the underwriters do not exercise their over-allotment option, or             % of our total outstanding ordinary shares if the underwriters exercise their over-allotment option in full, without taking into account the ADSs that the existing shareholders or their affiliates may purchase in this offering. As a result of the concentration of ownership, these shareholders will have considerable influence over matters such as decisions regarding mergers and consolidations, amendments to our constitutional documents, election of directors and other significant corporate actions. Such shareholders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our ordinary shares and ADSs may view as beneficial.

Holding Company Structure

MINISO Group Holding Limited is a holding company with no material operations of its own. We conduct our operations through our subsidiaries. As a result, MINISO Group Holding Limited’s ability to pay dividends, to some extent, depends upon dividends paid by our subsidiaries. If our existing subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE.

Corporate Information

Our principal executive offices are located at 25F, Heye Plaza, No.486, Kangwangzhong Road, Liwan District, Guangzhou 510140, Guangdong Province, People’s Republic of China. Our telephone

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

number at this address is +86 20 3622 8788. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1 -1104, Cayman Islands.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is www.miniso.com. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is                    , located at                    .

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context otherwise requires, references in this prospectus to:

•	“ADRs” are to the American depositary receipts which may evidence the ADSs;

•	“ADSs” are to the American depositary shares, each of which represents ordinary shares;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan;

•	“Core SKU” are to SKU that generates over RMB100,000 in sales for over a consecutive 12-month period;

•

“GMV” are to the total value of all merchandises sold by us and our retail partners and distributors to end customers, before deducting sales rebates and including the VAT and sales taxes collected from consumers, as applicable, regardless of whether the merchandises are returned;

•	“IFRS” are to International Financial Reporting Standards as issued by the International Accounting Standards Board;

•	“ordinary shares” are to our ordinary shares, par value US$0.00001 per share;

•	“revenue” are to our revenue from continuing operations, excluding the revenue from discontinued operations;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“SKU” are to stock keeping unit;

•	“MINISO,” “we,” “us,” “our company” and “our” are to Miniso Group Holding Limited, our Cayman Islands holding company and its subsidiaries;

•

“MINISO Retail Partner” are to franchisee under our MINISO Retail Partner model, a franchise-like store model with chain store characteristics, where the franchisee bears the store opening capital expenditure and store operating expenses to join our “MINISO” branded retail store franchise. Other distinguishing features of the MINISO Retail Partner model include: (1) we retain ownership of inventory in the franchisee’s store before it gets sold to consumers; (2) we provide store management and consultation services to the franchisee for a fee, which include standardized guidance in certain key aspects of store operation; and (3) the franchisee keeps the remaining portion of the in-store sales proceeds after remitting a certain portion to us;

•

“MINISO store” are to any of the stores operated under the “MINISO” brand name, including those directly operated by us, those operated under the MINISO Retail Partner model, and those operated under the distributor model; and

•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus are made at a rate of RMB7.0651 to US$1.0000, the exchange rate in effect as of June 30, 2020 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

THE OFFERING

Offering price	We expect that the initial public offering price will be between US$ and US$ per ADS.

ADSs offered by us	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).

[ADSs offered by the selling shareholders	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).]

ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their over-allotment option in full)

Ordinary shares issued and outstanding immediately after this offering	ordinary shares (or ordinary shares if the underwriters exercise their over-allotment option in full).

The ADSs	Each ADS represents ordinary shares, par value US$0.00001 per share.

The depositary will hold ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

If we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

registration statement that includes this prospectus.

Over-allotment option	We [and the selling shareholders] have granted the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs.

Use of proceeds	We expect that we will receive net proceeds of approximately US$ million from this offering or approximately US$ million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of US$ per ADS, which is the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering (i) to expand our store network, (ii) to invest in our warehouse and logistics network, (iii) to invest in technologies and information systems, and (iv) for general corporate purposes. See “Use of Proceeds” for more information.

[We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]

Lock-up	[We and each of our directors, executive officers, existing shareholders and holders of our share incentive awards] have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

[Directed Share Program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of ADSs offered in this offering to some of our directors, officers, employees, business associates and related other persons associated with us through a directed share program.]

Listing	We intend to apply to have the ADSs listed on the New York Stock Exchange under the symbol “MNSO.” The ADSs and our ordinary shares will

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of The Depository Trust Company on , 2020.

Depositary	The Bank of New York Mellon.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary consolidated statement of profit or loss data (other than US$ and ADS data) for the fiscal years ended June 30, 2019 and 2020, summary consolidated statement of financial position data as of July 1, 2018, June 30, 2019 and 2020, and summary consolidated statement of cash flows data for the fiscal years ended June 30, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, issued by the International Accounting Standard Board, or IASB. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial and Operating Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table presents our summary consolidated statement of profit or loss and other comprehensive income data for the fiscal years ended June 30, 2019 and 2020:

	For the fiscal year ended June 30,
	2019	2020
	RMB	RMB	US$
	(in thousands, except for share and per share data)
Summary consolidated statements of profit or loss data:
Continuing operations:
Revenue	9,394,911	8,978,986	1,270,893
Cost of sales	(6,883,931)	(6,246,488)	(884,133)

Gross profit	2,510,980	2,732,498	386,760
Other income	10,468	37,208	5,266
Selling and distribution expenses(1)	(818,318)	(1,190,477)	(168,501)
General and administrative expenses(1)	(593,205)	(796,435)	(112,728)
Other net income	24,423	45,997	6,511
Credit loss on trade and other receivables	(90,124)	(25,366)	(3,590)
Impairment loss on non-current assets	(27,542)	(36,844)	(5,215)

Operating profit	1,016,682	766,581	108,503
Finance income	7,311	25,608	3,625
Finance costs	(25,209)	(31,338)	(4,436)
Net finance costs	(17,898)	(5,730)	(811)
Fair value changes of paid-in capital subject to redemption and other preferential rights/ redeemable shares with other preferential rights	(709,780)	(680,033)	(96,252)

Profit before taxation	289,004	80,818	11,440
Income tax expense	(279,583)	(210,949)	(29,858)

Profit/(loss) for the year from continuing operations	9,421	(130,131)	(18,418)
Discontinued operations:
Loss for the year from discontinued operations, net of tax	(303,830)	(130,045)	(18,407)

Loss for the year	(294,409)	(260,176)	(36,825)

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

	For the fiscal year ended June 30,
	2019	2020
	RMB	RMB	US$
	(in thousands, except for share and per share data)

Attributable to:
Equity shareholders of the Company	(290,647)	(262,267)	(37,121)
Non-controlling interests	(3,762)	2,091	296

Loss for the year	(294,409)	(260,176)	(36,825)

Loss per share(2)
—Basic	(0.32)	(0.26)	(0.04)
—Diluted	(0.32)	(0.26)	(0.04)
Earnings/(loss) per share(2)—Continuing operations
—Basic	0.01	(0.12)	(0.02)
—Diluted	0.01	(0.12)	(0.02)
Other comprehensive (loss)/profit for the year	(4,834)	6,361	900
Total comprehensive loss for the year	(299,243)	(253,815)	(35,925)
Equity shareholders of the Company	(296,062)	(256,583)	(36,317)
Non-controlling interests	(3,181)	2,768	392
Total comprehensive loss for the year	(299,243)	(253,815)	(35,925)

Earnings per ADS(3):
—Basic
—Diluted
Non-IFRS Measure(4):
Adjusted net profit	868,801	970,790	137,406

Notes:

(1)	Equity-settled share-based payment expenses were allocated as follows:

	For the fiscal year ended June 30,
	2019	2020
	RMB	RMB	US$
	(in thousands)
Equity-settled share-based payment expenses:
Selling and distribution expenses	33,097	127,743	18,081
General and administrative expenses	88,961	236,637	33,494

Total	122,058	364,380	51,575

(2)

Our company was incorporated on January 7, 2020 during the reorganization to establish our current offshore structure and we issued 976,634,771 ordinary shares in January 2020. For purposes of calculating basic and diluted earnings/(loss) per share, the number of ordinary shares outstanding of 865,591,398 used in the calculation, which excludes 111,043,373 ordinary shares issued to share incentive awards holding vehicles as these shares are regarded as treasury shares for purposes of calculating per share data, has been retroactively adjusted to reflect the issuance of ordinary shares by our company in connection with the incorporation of our company and the reorganization as if these events had occurred at the beginning of the earliest period presented.

(3)	Each ADS represents ordinary shares.
(4)	See “—Non-IFRS Financial Measure.”

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

The following table presents our summary consolidated statement of financial position data as of July 1, 2018, June 30, 2019 and June 30, 2020:

	As of July 1,	As of June 30,
	2018	2019	2020
	RMB	RMB	RMB	US$
		(in thousands)
Summary consolidated statement of financial position data:
Cash and cash equivalents from continuing operations	228,106	1,546,280	2,853,980	403,955
Inventories	1,089,474	1,308,957	1,395,674	197,545
Trade and other receivables	1,755,040	830,751	729,889	103,309
Total current assets	3,077,276	4,511,719	4,986,599	705,807
Total assets	3,645,360	5,226,115	5,836,251	826,068
Trade and other payables	2,349,077	2,363,739	2,419,795	342,500
Total current liabilities	2,691,820	3,245,979	3,309,643	468,450
Total liabilities	3,080,747	5,340,089	6,159,297	871,792
Total equity/(deficit)	564,613	(113,974)	(323,046)	(45,724)
Total equity and liabilities	3,645,360	5,226,115	5,836,251	826,068

The following table presents our summary consolidated statement of cash flows data for the fiscal years ended June 30, 2019 and 2020:

	For the fiscal year ended June 30,
	2019	2020
	RMB	RMB	US$
	(in thousands)
Summary consolidated statements of cash flows:
Net cash generated from operating activities	1,038,471	826,484	116,981
Net cash (used in)/generated from investing activities	(210,915)	462,815	65,507
Net cash generated from/(used in) financing activities	619,858	(117,706)	(16,660)

Net increase in cash and cash equivalents	1,447,414	1,171,593	165,828
Cash and cash equivalents at beginning of year as presented in the consolidated statement of cash flows	228,106	1,686,218	238,669
Effect of movements in exchange rates on cash held	10,698	(3,831)	(542)

Cash and cash equivalents at end of year as presented in the consolidated statement of cash flows	1,686,218	2,853,980	403,955
Cash and cash equivalents of discontinued operations	(139,938)	—	—
Cash and cash equivalents at end of year as presented in the consolidated statement of financial position	1,546,280	2,853,980	403,955

Non-IFRS Financial Measure

In evaluating our business, we consider and use adjusted net profit as a supplemental measure to review and assess our operating performance. The presentation of this non-IFRS financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. We define adjusted net profit as profit/(loss) excluding (i) fair value changes of paid-in capital subject to redemption and other preferential rights, (ii) loss from discontinued

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

operations, net of tax, (iii) equity-settled share-based payment expenses, (iv) employee compensation expenses related to the non-forfeitable dividends paid in connection with certain employees’ unvested restricted shares, and (v) impairment loss on non-current assets of directly operated stores.

We present adjusted net profit because it is used by our management to evaluate our operating performance and formulate business plans. Adjusted net profit enables our management to assess our operating results without considering the impacts of the aforementioned non-cash and other adjustment items that we do not consider to be indicative of our operating performance in the future. Accordingly, we believe that the use of this non-IFRS financial measure provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

This non-IFRS financial measure is not defined under IFRS and is not presented in accordance with IFRS. The non-IFRS financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net profit is that it does not reflect all items of income and expense that affect our operations. Further, this non-IFRS measure may differ from the non-IFRS information used by other companies, including peer companies, and therefore its comparability may be limited.

The non-IFRS financial measure should not be considered in isolation or construed as an alternative to profit/(loss) or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review our historical non-IFRS financial measure in light of the most directly comparable IFRS measure, as shown below. The non-IFRS financial measure presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

The following table reconciles our adjusted net profit for the fiscal years ended June 30, 2019 and 2020 to the most directly comparable financial measure calculated and presented in accordance with IFRS, which is loss for the year:

	For the fiscal year ended June 30,
	2019	2020
	RMB	RMB	US$
	(in thousands)
Reconciliation of loss for the year to adjusted net profit:
Loss for the year	(294,409)	(260,176)	(36,825)
Add back:
Fair value changes of paid-in capital subject to redemption and other preferential rights	709,780	680,033	96,252
Loss for the year from discontinued operations, net of tax	303,830	130,045	18,407
Equity-settled share-based payment expenses	122,058	364,380	51,575
Employee compensation expenses related to non-forfeitable dividends related to unvested restricted shares	—	19,664	2,782
Impairment loss on non-current assets of directly operated stores	27,542	36,844	5,215

Adjusted net profit	868,801	970,790	137,406

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

Key Operating Data

We regularly review the following key operating data to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions.

	As of
	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020
Number of MINISO stores
China	2,159	2,254	2,273	2,311	2,384	2,543	2,535	2,533
—Directly operated stores	2	2	5	9	11	8	8	7
—Third-party stores(2)	2,157	2,252	2,268	2,302	2,373	2,535	2,527	2,526
Overseas(1)	1,019	1,205	1,280	1,414	1,529	1,668	1,688	1,689
—Directly operated stores	58	68	71	74	79	126	122	122
—Third-party stores(2)	961	1,137	1,209	1,340	1,450	1,542	1,566	1,567
Total	3,178	3,459	3,553	3,725	3,913	4,211	4,223	4,222

Notes:

(1)

Overseas stores exclude a small number of stores under certain overseas businesses that we had disposed of as of June 30, 2020. We completed such business disposal during the period from December 2019 to April 2020. See “Management’s Discuss and Analysis of Financial Condition and Results of Operations—Discontinued Operations.” After the disposal, these excluded stores may continue to have business transactions with us.

(2)	Third-party stores include those operated under the MINISO Retail Partner model and those under the distributor model.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

RISK FACTORS

An investment in our ADSs involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Relating to Our Business and Industry

Our success depends upon the continued strength of our MINISO brand. If we are unable to maintain and enhance our brands, our business and operating results may be adversely affected.

We sell our products under our own brands “MINISO” and “WonderLife.” “MINISO” is our flagship brand. For the fiscal year ended June 30, 2020, revenue generated under our MINISO brand accounted for more than 90% of our total revenue. See “Business—Our brands, sales and marketing—Our brands.” We believe that our brands have significantly contributed to the success of our business and that maintaining and enhancing our brands is critical to retaining and expanding our consumer base. Our marketing, design, research and products are aimed at promoting awareness of our “MINISO” brand and reinforcing consumer perceptions of “MINISO” as a brand of high appeal, high quality and high affordability.

We seek to promote our brand image through marketing initiatives, including celebrity endorsement, marketing through video and short-video platforms, and key opinion leader promotion, as well as other social media-based marketing and promotion activities. Promoting and strengthening our brand image depends on our ability to adapt to a rapidly changing media environment and preferences of consumers to receiving information, including our increasing reliance on social media and online dissemination of advertising campaigns. If we do not continue to maintain and strengthen our brand image and grow the value of brands, in particular, the “MINISO” brand, we may lose the opportunity to build a critical mass of consumers. In addition, we have been continually promoting our brands and products in a very active manner. Certain consumers may perceive our MINISO brand and/or our products in different ways or even misinterpret our MINISO brand before learning more about our company, our brands and our products. If consumers or other parties claim that our marketing approach is misleading or otherwise improper, we may be subject to lawsuits or other legal proceedings, which would negatively affect our brand image, undermine the trust and credibility we have established and impose an adverse impact on our business.

Furthermore, as we continue to grow in size, expand our product offerings and extend our geographic reach, maintaining high-quality, high-appeal and high affordability of our products may be more difficult and we cannot assure you that we will be able to maintain consumers’ confidence in our brands. If consumers perceive or experience a reduction in the quality of our products, or consider in any way that we fail to deliver a consistently high quality products, our brand value could suffer, which could have a material and adverse effect on our business.

In addition, any negative publicity, with or without merits, relating to our products, shareholders, management, employees, operations, business partners, industry or products similar to ours, could materially and adversely affect consumer perceptions of our brands and result in decreased demand for our products.

We consider our trademarks, brand names and our other intellectual properties such as patents relating to product design to be material to our business. Due to the popularity of our products and our

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

brand recognition in the retail industry in China, we have become an attractive target of copycat. We have seen copycat products on the market that attempt to cause confusion or diversion of consumer traffic from us. There are also companies that use company names that are highly similar to our corporate names used in China. If consumers misidentify copycat products as our products, our brand image and reputation could also be harmed. If we are unable to adequately protect these intellectual property rights, we may lose these rights, our brand image may be harmed, and our competitive position and business may suffer. See “—We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position” for more information.

The growth and profitability of our business depend on the level of consumer demand and discretionary spending. A severe or prolonged economic downturn in China or around the world could materially and adversely affect consumer discretionary spending and therefore adversely affect our business, financial condition and results of operations.

The success of our business depends, to a significant extent, on the level of consumer demand and discretionary spending both in China and in the international markets where we operate. A number of factors beyond our control may affect the level of consumer demand and discretionary spending on merchandise that we offer, including, among other things:

•	general economic and industry conditions;

•	disposable income of consumers;

•	discounts, promotions and merchandise offered by our competitors;

•	negative reports and publicity about the retailing industry;

•	outbreak of viruses or widespread illness, including COVID-19 caused by the novel coronavirus;

•	unemployment levels;

•	minimum wages and personal debt levels of consumers;

•	consumer confidence in future economic conditions;

•	fluctuations in the financial markets; and

•	natural disasters, war, terrorism and other hostilities.

Reduced consumer confidence and spending cut backs may result in reduced demand for our products, in particular discretionary items. Reduced demand also may require increased selling and promotional expenses. Adverse economic conditions and any related decrease in consumer demand for our merchandise could have a material adverse effect on our business, financial condition and results of operations. For example, COVID-19 pandemic has reduced the number of trips consumers make to brick-and-mortar retailers, including MINISO stores. COVID-19 pandemic has also resulted in a severe and negative impact on the Chinese and the global economy. Negative economic conditions related to this outbreak may limit the consumer confidence and the amount of disposable income available to consumers, which may impact our consumer demand. Whether the pandemic will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy has been slowing down. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

between China and other countries, including but not limited to the surrounding Asian countries, which may potentially have economic impact. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

In addition, many of the factors identified above also affect commodity rates, transportation costs, costs of labor, insurance and healthcare, lease costs, measures that create barriers to or increase the costs associated with international trade, changes in other laws and regulations and other economic factors, all of which may impact our cost of sales, our selling and distribution expenses, and general and administrative expenses, which could have a material adverse effect on our business, financial condition and results of operations.

Our success is dependent on the continued popularity of our products, our continued innovation and successful launches of new products, and our anticipation of and timely responses to changes in consumer preferences.

The success of our operations depends on our ability to continuously offer quality products that are attractive to consumers. Consumer preferences differ across and within each of the countries and regions in which we operate or plan to operate and may shift over time in response to changes in demographic and social trends, economic circumstances and the marketing efforts of our competitors. We must stay abreast of emerging consumer preferences and anticipate product trends that will appeal to existing and potential consumers. There can be no assurance that our existing products will continue to be favored by consumers or that we will be able to anticipate or respond to changes in consumer preferences in a timely manner. In particular, as we expand into new countries and regions, we may not be able to launch products that appeal to local consumers due to our lack of understanding on local cultures and lifestyles. Our failure to anticipate, identify or react to these particular preferences could adversely affect our sales performance and our profitability.

We devote significant resources to product design and development. As of June 30, 2020, we had a designer network consisting of an in-house team of 49 designers and 25 design partners, including internationally renowned independent designers, professional design studios and design academies from different countries. We have also developed a sophisticated approach to collaborate with highly popular IP licensors to create co-branded products. As of June 30, 2020, we had established co-branding relationship with 17 IP licensors owning popular brands. These efforts allow us to launch products that appeal to consumers and constantly change SKUs to respond to evolving consumer preference. However, we may not be successful in developing innovative new products, and our new products may not be commercially successful. We also cannot assure you that our co-branding initiatives will continue to be successful in the future. To the extent that we are not able to effectively gauge the direction of our key markets and successfully identify, develop and design new or improved products in response to changing market preference, our financial results and our competitive position may suffer. Moreover, there are inherent market risks associated with new product introductions, including uncertainties about marketing and consumer preference, and there can be no assurance that we will be successful in introducing new products with designs that are appealing to consumers. We may expend substantial resources developing new products that may not achieve expected sales levels.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

If we are unable to offer our products at prices that are highly appealing to consumers or maintain competitive prices, our business and results of operations would be materially and adversely affected.

A critical differentiator of our business is our ability to offer value to consumers, including offering quality products at prices that are highly appealing to consumers, which is pivotal to the success of our business. We vigorously execute our pricing strategy in our daily business operations. For the fiscal year ended June 30, 2020, more than 95% of our products had retail prices under RMB50 (US$7.08) in China. However, we face various challenges in maintaining the current price rates. For example, we may not have sufficient bargaining power in negotiating terms with our suppliers and procure products at favorable prices. As a result, we may have to price our products at higher-than-expected prices to achieve profitability. Even if we are able to price as we expected, our profit margin, if any, may be lower than our anticipation. Further, increases in raw material prices or production costs may also be shifted to us by our suppliers and result in our pressure to increase prices. Any increase in product prices may cause our sales volume to decline, and more importantly, undermine our positioning as a value retailer, making us less attractive to consumers and less competitive in the marketplace. Accordingly, the occurrence of any of the above would adversely affect our overall profitability, business, financial condition and results of operations.

In addition, the prices of the products we sell can be influenced by general economic conditions. For example, general inflation in the prices of the products we sell could cause us to mark up prices and thereby may negatively affect our product sales. Adverse general economic conditions could also increase costs to us, such as shipping rates, freight costs and store occupancy costs and further reduce our sales or increase our cost of sales, selling and distribution expenses, or general and administrative expenses. Our pricing strategy and competitive pressure may inhibit our ability to reflect these increased costs in the prices of our products without losing competitive position, and therefore reduce our profitability and materially adversely affect our business, financial condition and results of operations. In addition, price reductions by our competitors may result in the reduction of our prices and a corresponding reduction in our profitability. Accordingly, we may face periods of intense competition in the future, which could have a material adverse effect on our profitability and results of operations.

We are subject to additional risks in maintaining our products at appealing or competitive prices in the overseas markets. Substantially all of our products are manufactured in China and shipped to overseas markets. Countries to which we make export sales may take restrictive measures, such as trade tariffs, or anti-dumping duties and other non-tariff barriers, to protect their home markets. Any imposition of tariffs, anti-dumping duties, or other non-tariff barriers in one or more markets could result in additional costs to us and negatively affect our ability to price our products at appealing or competitive rates and/or a material reduction in our supplies of relevant products in those markets, which could have a material adverse effect on our business, results of operations and financial condition.

If we fail to offer high-quality products to consumers, our business, reputation, results of operations and financial condition will be materially and negatively affected.

Offering high-quality products is essential to the success of our business. In order to ensure that we continuously offer high quality products to consumers, we engage third parties to evaluate quality control qualifications of potential suppliers before we enroll such suppliers in our supplier base. Our quality control team is involved throughout the whole process of product development and starts to play a role from as early as product design stage, to raw material selection, to product manufacturing, and finally to several layers of quality inspections. Despite the fact that we put in place several tiers of quality control measures, we cannot assure you that our products will not have any quality issues. For

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

example, in 2019, a type of tableware sold by a MINISO store in Shanghai was found by government authority to be not in compliance with relevant specifications. We immediately removed such type of tableware from all MINISO stores in China and offered affected consumers the right to return such product. Any product quality issue may result in claims and lawsuits and negative publicities, and consumers may also lose confidence in our products, which in turn would have material and adverse effects on our business, reputation, operating results and financial conditions. See also “—Should a product liability issue, recall or personal injury issue arise, it may damage our reputation and brand image, which may result in a material adverse effect on our business, reputation, results of operations and financial condition.”

Expanding product offerings may expose us to new challenges and more risks.

We strive to offer consumers a wide variety of merchandises that are responsive to consumers’ evolving needs and provide them with a treasure hunt shopping experience by frequently changing SKUs/product assortments in each MINISO store. Offering new SKUs, expansion into diverse new product categories and increased number of products and stock keeping units involves new risks and challenges. Our lack of familiarity with these products and lack of relevant consumer data relating to these products may make it more difficult for us to anticipate consumer demand and preferences. We may misjudge consumer demand, resulting in inventory buildup and possible inventory write-down. It may also make it more difficult for us to inspect and control quality and ensure proper handling, storage and delivery. We may experience higher return rates on new products, receive more consumer complaints about them and face costly product liability claims related to our new products, which would harm our brand and reputation as well as our financial performance. Furthermore, we may not have much purchasing power in new categories of products and we may not be able to negotiate favorable terms with suppliers. We may need to price aggressively to gain market share or remain competitive in new product categories. It may be difficult for us to achieve profitability in the new product categories and our profit margin, if any, may be lower than we anticipate, which would adversely affect our overall profitability and results of operations. We cannot assure you that we will be able to recoup our investments in introducing these new product categories.

If we are unable to attract purchases from new and existing consumers, our business, financial condition and results of operations may be materially and adversely affected.

Our future growth depends on our ability to continue to attract purchases from new consumers and existing consumers. In order to retain existing consumers and attract new consumers, we strive to give consumers a relaxing and engaging shopping environment by carefully designing store layout, decoration and lighting to create a welcoming ambience for consumers. We also launched our MINISO membership program in China and plan to further expand this membership program to overseas markets. In addition, managers of our MINISO stores keep consumers constantly engaged by sharing MINISO content through WeChat chat groups and WeChat public account. However, our consumer engagement efforts may not be as effective as we anticipate. In addition, competition for consumers has intensified as competitors have moved into, or increased their presence in, our geographic markets. They may make more investments in product design and development and maintain more competitive prices. Also, the use of mobile and web-based technology that facilitates online shopping and real-time product and price comparisons will also increase the competition. We expect this competition to continue to increase. Our competitors may offer promotions or loyalty program incentives that could attract consumers who purchases our products or divide their loyalty among several retailers. If we are unable to retain the loyalty of existing consumers and attract new consumers, our revenues could decrease and we may not be able to expand our business base as planned, which could have a material adverse effect on our business, financial condition and results of operations.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

We primarily rely on our retail partners and distributors to expand our store network. If we are unable to expand our store network successfully, our business, results of operations would be adversely affected.

We plan to expand our store network both domestically and internationally and we primarily rely on our MINISO Retail Partners and local distributors to realize such expansion. However, we may not be able to expand our store network as we planned. The number and timing of the stores actually opened during any given period are subject to a number of risks and uncertainties. For example, we may not be able to identify MINISO Retail Partners and local distributors with sufficient resources and strong local ties to collaborate with us. If our MINISO Retail Partners and local distributors fail to operate MINISO stores successfully for whatever reasons, they may not be willing or able to renew their agreements with us. As a result, the number of MINISO stores in our store network will decrease, which would negatively affect our store expansion plan.

Apart from relying on our MINISO Retail Partners and local distributors to expand our store network, we also establish and operate MINISO stores by ourselves. Expanding our store network through opening MINISO stores by ourselves also involves certain risks and uncertainties, such as our ability to obtain adequate funding for development and expansion costs, identify strategic markets globally, identify locations with large consumer traffic and commercial potential and secure leases on commercially reasonable terms, supply products in a timely manner to MINISO stores in different geographical locations, obtain the required licenses, permits and approvals, and recruit and retain talents with sufficient experience in the retail industry. Any risks and uncertainties listed above, either individually or in aggregate, might delay or fail our plan to increase the number of stores in desirable locations at manageable cost levels.

In addition to the above factors, our overseas expansions face additional difficulties and challenges. We have limited experience operating in overseas markets and may face competition from major, established competitors in these markets. These competitors usually have more experience and resources for their business operations in those markets. In addition, the real estate, employment and labor, transportation and logistics, regulatory, and other operating requirements in these markets differ significantly from those in China. Moreover, a number of factors could have an adverse impact on our operating results if our efforts to expand internationally are not successful. These factors include changes in market needs and product trends, economic fluctuations, political and social turbulence, relevant countries or regions’ relationships with China, changes in legal regulations or other conditions and difficulties in employing and training appropriate local management and employees. For example, our international store expansion slowed down in the first half of 2020 primarily due to the COVID-19 outbreak. There is no assurance that our international store expansion will not continue to decelerate or even fail in the future.

If we, our MINISO Retail Partners or local distributors fail to successfully operate MINISO stores, our business and results of operations would be adversely affected.

As of June 30, 2020, over 90% of MINISO stores in our global network were established and operated by our MINISO Retail Partners and local distributors. Therefore, successful operations of MINISO stores by our MINISO Retail Partners and local distributors directly affect our results of operations. However, our MINISO Retail Partners and local distributors are independent from us and we cannot control many factors that impact the profitability of their MINISO stores. Despite the fact that we have direct access to key operational data from MINISO Retail Partner stores, which enable us to help our MINISO Retail Partners systematically customize merchandising down to the store level and coordinate inventory management on real-time basis, we are unable to directly engage in the operation of their MINISO stores, nor do we have access to or a complete control over every aspect of their store operations. The quality of MINISO store operations may be compromised if we fail to effectively

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

monitor the operation of MINISO stores by our MINISO Retail Partners or local distributors. Even if we can effectively monitor the operation of MINISO stores by our MINISO Retail Partners or local distributors, there are still a number of factors beyond our control which may results in failure by our MINISO Retail Partners and local distributors to successfully operate MINISO stores in a manner consistent with our standards and requirements. For example, our MINISO Retail Partners and local distributors may not be able to hire and effectively train qualified managers and other store operating personnel, encounter financial difficulties or fail to achieve expected level of sales, which may cause delays in making payments to us under our agreements with them. While we have the right to terminate our agreements with MINISO Retail Partners or local distributors if they breach any material provisions of these agreements, we may not be able to identify problems and take action in a timely manner. As a result, our image and reputation may suffer, and our results of operations could be adversely affected.

The successful operation of MINISO stores also hinges on the ability to provide superior shopping experience. If we, our MINISO Retail Partners or local distributors are unable to provide a superior shopping experience, consumers may lose confidence in us. In order to provide such superior shopping experience, we and our MINISO Retail Partners/local distributors strive to provide consumers with a wide variety of carefully designed high quality products, frequently changing product assortment to enable a treasure hunt shopping experience, offer our products at competitive prices, and timely response to consumer demands. However, there can be no assurance that these strategies can be executed effectively. Any negative publicity or poor feedback regarding consumer service may harm our brand and reputation and in turn cause us to lose consumers and market share.

There are also a number of factors that may affect the successful operation of MINISO stores. These factors include, without limitation, our ability to maintain and enhance the quality of our products; our ability to successfully implement our pricing strategies; our ability to offer new products to timely respond to changes in market opportunities and consumer preferences; our ability to continually increase the number of items sold to consumers; our ability to retain existing consumers and attract new consumers; our ability to attract new and maintain relationships with our existing third-party suppliers and other service providers; our ability to manage costs of our operations; our ability to handle negative publicity, allegations, and legal proceedings; our ability to ensure full compliance with relevant laws and regulations, and maintain adequate and effective control, supervision and risk management over MINISO stores; and our ability to monitor the overall operation of MINISO stores. Many factors beyond our control, including macroeconomic and regulatory environment, could also adversely affect the successful operation of MINISO stores.

In the past, we, our MINISO Retail Partners and local distributors shut down a small number of underperforming MINISO stores and may continue to do so in the future. We may also terminate our cooperation with MINISO Retail Partners or local distributors if their business, financial conditions and operation results are far below our expectation. In addition, if our MINISO Retail Partners and/or local distributors run into financial difficulties or even become bankrupt as a result of unsuccessful operation, negative impact of COVID 19 or whatever reason, our business and results of operations would be adversely affected.

Our international operations are subject to a variety of costs and legal, regulatory, political and economic risks.

Our business and results of operations are affected by our ability to execute our globalization strategy, which primarily involves expanding into new international markets and growing our store network overseas. Our revenue from markets outside of China was RMB3,030.9 million and RMB2,934.9 million (US$415.4 million) in the fiscal years ended June 30, 2019 and 2020, accounting

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

for 32.3% and 32.7% of our total revenue for the same periods, respectively. Compared with operating in our home market, China, operating internationally subject us to additional risks and challenges such as:

•	limited brand recognition (compared with our home market in China);

•	need to manage costs of securing optimal locations for MINISO stores;

•	difficulties encountered when setting up or leasing new warehouses and establishing overseas supply chain;

•	difficulty to manage logistics and inventory effectively to meet the needs of new and existing stores on a timely basis;

•	difficulty to find qualified partners for overseas cooperation;

•	inability to anticipate foreign consumers’ preferences and customs;

•	difficulties in hiring experienced staff and managing foreign operations;

•	burdens of complying with a wide variety of local laws and regulations;

•	political and economic instability;

•	trade restrictions;

•	lesser degrees of intellectual property protection;

•	tariffs and customs duties and the classifications of our goods by applicable governmental bodies; and

•	a legal system subject to undue influence or corruption.

Our international expansion plans will place increased demands on our operational, managerial and administrative resources. For example, we have limited experience operating in overseas markets and may face competition from major, established competitors in these markets. These competitors usually have more experience and resources for their business operations in those markets. In addition, the real estate, employment and labor, transportation and logistics, regulatory, and other operating requirements in these markets differ significantly from those in China. Moreover, a number of factors could have an adverse impact on our operating results if our efforts to expand internationally are not successful. These factors include changes in market needs and product trends, economic fluctuations, political and social turbulence, relevant countries or regions’ relationships with China, changes in legal regulations or other conditions and difficulties in employing and training appropriate management and local employees. For example, the escalation of tensions between China and India as a result of border clashes between troops from the two countries have resulted in a number of mobile apps developed by Chinese companies and operated in India being banned by the Indian government. We are unable to predict how international relations between China and India will develop, and what measures the India government will take towards products and services provided by and business operations of Chinese companies in India. There can be no assurance that we will not be targeted or affected by similar actions in the future, and our business operations and operating results in India will not be materially and adversely impacted by such actions. These increased demands and challenges may cause us to operate our business less efficiently, which in turn could cause deterioration in the performance of our existing businesses and could have a material adverse effect on our business, results of operations or financial condition.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

If our MINISO Retail Partners or local distributors do not satisfactorily fulfill their responsibilities and commitments, our brand image, results of operations could be materially harmed.

Our products are sold to consumers through either our directly operated stores or through stores operated by our MINISO Retail Partners or local distributors. As of June 30, 2020, over 90% of MINISO stores in our global network were established and operated by our MINISO Retail Partners and local distributors. We typically enter into franchise agreements with our MINISO Retail Partners or master license agreements and product sales agreements with our local distributors. These agreements set out each party’s responsibilities under different cooperation model. See “Business—Our Store Network” for more information on different types of store operation models.

We believe consumers expect the same quality of our products regardless of whether they visit a store operated directly by us or by a MINISO Retail Partner or a local distributor, so we provide operational guidelines on key aspects of store operations ranging from frontline store-level staff training, store layout, merchandise mix, interior design, inventory management, to pricing recommendation so as to maintain our uniform image as a value brand across MINISO stores. However, we cannot assure you that we will be successful in monitoring store operations by our MINISO Retail Partners or local distributors and detecting any and all inconsistencies with our brand image or values or noncompliance with the provisions of our cooperation agreements by them. For example, our local distributors may deviate from our pricing strategy and sell our products at higher prices without our consent, which will jeopardize our brand positioning and image. Our MINISO Retail Partners or local distributors may also breach other provisions of the agreements with us or otherwise engage in illegal actions or misconducts. See “—Illegal actions or misconduct of our MINISO Retail Partners, local distributors, third-party suppliers or other service providers, or any failure by them to provide satisfactory products or services could materially and adversely affect our business, reputation, financial condition and results of operations.” Any noncompliance by our MINISO Retail Partners or local distributors with our operational guidelines could, among other things, diminish the overall shopping experience delivered to consumers, negatively affect our brand reputation or demands for our products.

If we fail to maintain the relationship with our MINISO Retail Partners or our local distributors or fail to attract new MINISO Retail Partners or local distributors to join our store network, our business, results of operations and financial condition could be materially and adversely affected.

As of June 30, 2020, over 90% of MINISO stores globally are operated by our MINISO Retail Partners and local distributors. As a result, maintaining the relationship with and attracting new MINISO Retail Partners and local distributors to join our store network are critical to our business and results of operations. However, we may not be able to maintain our relationship with MINISO Retail Partners and local distributors due to a number of factors, some of which are beyond our control. For example, if our existing products or new products fail to attract consumers, our MINISO Retail Partners and local distributors may experience sales declines. As a result, they may not be able to generate investment returns as they expected, and thus choose not to renew their agreements with us. Sales declines or unsuccessful operation of MINISO stores could also arise from failures by our MINISO Retail Partners and local distributors to lease premises in optimal locations with large consumer traffic and commercial potentials, hire and train qualified store managers or other sales personnel, insufficient experience in operating retail stores, and lack of overall store management experience, among others. Although we are able to provide management and consultation services to support their store operation, we cannot assure you that with these supports our MINISO Retail Partners and local distributors will be able to successfully operate MINISO stores. As a result, our MINISO Retail Partners and local distributors may terminate their agreements with us or choose not to renew such agreements with us. In addition, we

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

may also be unable to continuously offer attractive terms or economic benefits to our MINISO Retail Partners or local distributors. As a result, our MINISO Retail Partners or local distributors may not be effectively motivated to sell more products or continue the cooperative relationships with us. If our MINISO Retail Partners or local distributors decide to shut down MINISO stores they opened, we will refund the corresponding deposit to them. If our MINISO Retail Partners or local distributors decide to shut down a large number of MINISO stores within a very short period of time, we may need a large amount of cash to refund the deposits. As a result, we may experience liquidity risks. In addition, we may not be able to attract a sufficient number of new MINISO Retail Partners and local distributors to join our network and open MINISO stores, which will negatively affect our future business growth. The occurrence of any of the above could have a material and adverse effect on our expansion plans, business prospects, results of operations and financial condition.

Illegal actions or misconduct of our MINISO Retail Partners, local distributors, third-party suppliers or other service providers, or any failure by them to provide satisfactory products or services could materially and adversely affect our business, reputation, financial condition and results of operations.

Our reputation and operation may be harmed by illegal or unsatisfactory actions taken by our MINISO Retail Partners, local distributors, third-party suppliers, and other third parties over which we have limited control. Any failure to obtain the requisite licenses and approvals from governmental authorities, delay in delivery of our products, damage to our products during the course of delivery and inappropriate actions taken by deliverymen of our delivery service providers might cause consumer complaints and negative publicities. Any failure of our product suppliers to ensure product quality or to comply with our quality standards or other laws and regulations could also interrupt our operations, result in claims against us, subject us to damages and harm our reputation and brand image.

In addition, if our MINISO Retail Partners or local distributors engage in any unlawful activities, fail to provide a satisfactory shopping experience, or are involved in any claims, allegations, lawsuits, litigations, administrative penalties or other legal proceedings, with or without merits, no matter whether we are a party or not, we might also be subject to reputational risks. For example, a local distributor in Canada engaged in fraudulent activities and caused harm to our reputation, our business and results of operations in Canada. Despite the fact that we have representatives in our overseas markets and such representatives, among other responsibilities, supervise the operating activities of our MINISO Retail Partners and local distributors, we cannot assure you that similar incidents would not happen in the future. We also cannot guarantee that our MINISO Retail Partners and local distributors will fully comply with relevant provisions in our agreements with them regarding various operational standards. If any of our MINISO Retail Partners and local distributors engage in any type of illegal actions or misconducts, our business, reputation, financial condition and results of operations could be materially and adversely affected.

In the event that we become subject to claims caused by actions taken by our MINISO Retail Partners, local distributors, third-party suppliers, and other third parties. We may seek compensation from or take other actions against the relevant MINISO Retail Partners, local distributors, third-party suppliers, or other service providers. However, such compensation may be limited. For example, we may not be able to get fully compensated from our suppliers in case that our losses attributed to their actions exceed the maximum amount of indemnification we are able to seek from them. If no claim can be asserted against our MINISO Retail Partners, suppliers or other service providers, or amounts that we claim cannot be fully recovered from our MINISO Retail Partners, local distributors, suppliers or other service providers, we may be required to bear such losses and compensation at our own costs, which could have a material and adverse effect on our business, financial condition and results of operations.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

Our operations have been and may continue to be affected by COVID-19 pandemic.

Our business and financial performance have been adversely affected by the outbreaks of COVID-19. The global COVID-19 pandemic continues to rapidly evolve and we cannot anticipate with any certainty the length or severity of the effects of COVID-19. As of the date of this prospectus, our business has been adversely affected by COVID-19 pandemic primarily in the following aspects:

•

MINISO store operations:    Since the beginning of 2020, outbreaks of COVID-19 have resulted in the temporary closure of many corporate offices, retail stores and manufacturing facilities across China. Normal economic life throughout China was sharply curtailed. In response to COVID-19, the Chinese government took a number of actions, such as extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, imposing travel restrictions, encouraging employees of enterprises to work remotely from home, and cancelling public activities, among others. To protect the health and well-being of our employees and consumers and in support of efforts to control the spread of the outbreak, we and our MINISO Retail Partners started to temporarily close MINISO stores in China in late January and reduced operating hours at stores that remained open. We also closed our headquarters and offices and made remote working arrangements. These unplanned store closures, combined with planned closures in observance of the Chinese New Year holiday, resulted in peak closures of over 60% of MINISO stores in China in early February. Since that time, the vast majority of MINISO stores and our headquarters and offices have been reopened in a disciplined manner. As of June 30, 2020, more than 95% of MINISO stores in China were open and operating under normal business hours. As of June 30, 2020, there were only a few MINISO stores in Beijing that remain closed due to a resurgence of the outbreak in June 2020. As the COVID-19 situation continues to evolve globally, MINISO stores in overseas markets have also been impacted by store closures, reduced opening hours and/or reduced consumer traffic. As of June 30, 2020, over 20% of MINISO stores in overseas markets were closed. MINISO stores that remained open were operating at reduced hours under elevated safety protocols as a result of varying levels of travel and public health restrictions in different parts of the world, as well as low foot and vehicle traffic overall. Such negative impact of the COVID-19 also negatively affected our store network expansion and, in the first half of 2020, we experienced slowdown in the increase in the number of MINSO stores in the overseas market and a slight decrease in the number of MINISO stores in China. See “Business—Our Store Network.”

•

Operating results and other financial metrics:    Negative impact of COVID-19 on our business operations in China has resulted in a decrease in our revenue. Our revenue generated from China decreased by 5.0% from RMB6,364.0 million in the fiscal year ended June 30, 2019 to RMB6,044.1 million (US$855.5 million) in the fiscal year ended June 30, 2020. Our revenue generated from China as a percentage of our total revenue also decreased from 67.7% in the fiscal year ended June 30, 2019 to 67.3% in the fiscal year ended June 30, 2020. While the duration of the pandemic, disruption to our business and related financial impact cannot be reasonably estimated at this time, we currently expect that our consolidated results of operations for the rest of 2020 calendar year will be affected with potential continuing impact in subsequent periods.

In addition to the above impacts, the COVID-19 pandemic also caused delays in our payments to suppliers, negatively affected and may continue to negatively affect the financial viability of our suppliers, MINISO Retail Partners, local distributors and other business partners, which may result in interruptions to our supply chain and difficulties for us to collect receivables, and adversely impacted our business and results of operations. The COVID-19 pandemic also negatively affected our supply chain such as manufacturing, warehousing and shipping of our products. See “—We are subject to certain risks relating to the warehousing and shipment of our products” and “—We rely on third-party

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

suppliers to provide products to us. If we fail to manage and expand our relationships with third-party suppliers, or otherwise fail to procure products on favorable terms, our business and growth prospects may suffer” for more information. In addition, our inventory level was also negatively affected. See “—If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected” for more information.

The COVID-19 pandemic remains a rapidly evolving situation. While many of the restrictions on movement within China and other countries have been relaxed, there is great uncertainty as to the future progress of the disease. Currently, there is no vaccine or specific anti-viral treatment for COVID-19. Relaxation of restrictions on economic and social life could lead to new cases which may lead to the reimposition of restrictions. Our business operations, results of operations and financial condition could be further adversely affected if a wide spread of COVID-19 happens again in the locations where we have business operations.

Our revenue per MINISO store has experienced, and may continue to experience, significant fluctuation from period to period.

Our revenue growth historically was largely driven by the expansion of our MINISO store network. Our revenue per store has fluctuated significantly historically with a decrease of 19.8% from the fiscal year ended June 30, 2019 to the fiscal year ended June 30, 2020. The decrease was primarily due to the outbreak of COVID-19, and an increasing number of new stores being opened in lower-tier cities and under penetrated locations as we continued to expand our footprint in China and globally, as well as increased competition issues we faced in 2019 and 2020. The impacts of COVID-19 in the first half of 2020 and competition in 2019 and 2020 resulted in a negative growth of comparable sales, while our store expansion led to a change in store mix.

A variety of factors may cause fluctuation in our revenue per store, including the following:

•	the size and the geographic location of MINISO stores;

•	decrease in store openings and closure of stores;

•	change in our store mix, including PRC versus international markets, breakdown in different tier cities in China, and breakdown in different locations within the same tier cities;

•	MINISO stores’ ability to maintain and increase sales to existing consumers, attract new consumers and satisfy consumer demands;

•	the frequency of consumer visits to MINISO stores and the quantity and mix of products consumers purchase;

•	the pricing of our products or change in our pricing strategies or those of our competitors;

•	timing and costs of marketing and promotional programs organized by us and/or our MINISO Retail Partners and local distributors;

•	our MINISO Retail Partners and local distributors’ ability to manage inventory and provide superior consumer experience;

•

the competition that we and/or our MINISO Retail Partners and local distributors face in the markets, for example, the entry of new competitors, introduction of new products or services by competitors and their marketing efforts;

•	epidemics and pandemics, such as the COVID-19 outbreak;

•	economic and geopolitical conditions in China and overseas markets; and

•	seasonal variations in demand.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

We may continue to experience significant fluctuation in our revenue per store and change of our store mix in the future. As a result, you may not be able to rely on our historical revenue per store as an indication of our future performance. Our revenue per store may further decrease and is not expected to grow significantly in the near future.

We rely on third-party suppliers to provide products to us. If we fail to manage and expand our relationships with third-party suppliers, or otherwise fail to procure products on favorable terms, our business and growth prospects may suffer.

We source our products from third-party suppliers. As of June 30, 2020, we had over 600 domestic and overseas suppliers. Our suppliers work closely with our designers and product managers in product design and manufacturing so that we can seamlessly provide consumers with ever-changing merchandises across the global market. We strive to establish mutually beneficial relationships with our suppliers. We typically enter into two-year framework agreements with our suppliers and place orders under these framework agreements. These framework agreements are usually renewable upon mutual agreement between us and our suppliers. We cannot assure you that our current suppliers will continue to sell products to us on commercially acceptable terms, or at all, after the term of the current agreement expires. Even if we maintain good relationships with our suppliers, their ability to supply products to us in sufficient quantity, in a timely manner and at competitive prices may be adversely affected by economic conditions, labor actions, regulatory or legal decisions, customs and import restrictions, natural disasters or other causes. For example, the outbreak of COVID-19 in China in early 2020 resulted in temporary business closures of certain of our suppliers and tight liquidity of a few of our suppliers, which led to delays in supplying products to MINISO stores. As of June 30, 2020, product supplies had almost resumed normal operation. As COVID-19 pandemic is still evolving, we cannot assure you that product supply delays would not happen again. In addition, in the event that we are not able to purchase a sufficient quantity of merchandise at favorable prices, our revenues and cost of revenues may be materially and adversely affected.

We generally require our suppliers not to cooperate with certain of our competitors. However, we cannot assure you that our suppliers will fully comply with this requirement. Cooperating with our competing brands without our consent could lead to a leakage of confidential information that is critical to our product design and business operations or otherwise harm our competitive positions and business operations.

Our suppliers typically provide us a payment term of 30 days. If our suppliers cease to provide us with favorable payment terms, our requirements for working capital may increase and our operations may be materially and adversely affected. We will also need to establish new supplier relationships to ensure that we have access to a steady supply of products on favorable commercial terms. If we are unable to develop and maintain good relationships with suppliers that would allow us to obtain a sufficient amount and variety of quality merchandise on acceptable commercial terms, it may inhibit our ability to offer sufficient products sought by consumers, or to offer these products at competitive prices. Any adverse developments in our relationships with suppliers could materially and adversely affect our business and growth prospects. Any disputes with suppliers could adversely affect our reputation and subject us to damages and negative publicity. Furthermore, we purchased products on an arm’s length basis from related-party suppliers and may continue to do so in the future. We cannot rule out the possibility that there will be other parties alleging that these transactions were not conducted on an arm’s length basis. In addition, as part of our growth strategy, we plan to further expand our product offerings. If we fail to manage our relationship with existing suppliers and attract new suppliers to cooperate with us due to any reason, our business and growth prospects may be materially and adversely affected.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

We have undertaken strategic collaborations with IP licensors. If we fail to expand or maintain our collaboration with IP licensors, or our existing collaboration with any of our IP licensors is terminated or curtailed, or if we are no longer able to benefit from such business collaborations, our business and results of operations may be adversely affected.

Strategic collaborations with IP licensors is a key strategy for us to expand our product offerings. In the fiscal year ended June 30, 2020, we had entered into collaboration with 17 IP licensors owning popular brands to jointly develop products for consumers and offered approximately 2,300 co-branded core SKUs across 11 product categories that were highly sought after by consumers. If we are unable to expand or maintain our collaboration with these IP licensors in the future, our business and operating results may be materially and adversely affected. To the extent we cannot maintain our cooperative relationships with any of these IP licensors, it may be very difficult for us to identify qualified alternative IP licensors, which may divert significant management attention from existing business operations and adversely impact our daily operation and consumer experience. Our cooperation with IP licensors may also be adversely affected by negative publicities regarding our IP licensors, which could negatively affect our reputation, business and results of operations.

In addition, the license agreements we entered into with IP licensors contain extensive and detailed provisions setting forth scope of licenses, such as categories and sub-categories of products authorized to use licensed IPs and various excluded sub-categories of products, number of products within each categories that are allowed to use licensed IPs, territories where sales of co-branded products are allowed, among others. We, our employees and our business partners may inadvertently breach such IP protection provisions and therefore subject us to liabilities under our agreements with IP licensors. Disputes may also arise due to reasons that we are unable to foresee. If we are unable to resolve disputes with IP licensors, we may not be able to continue our cooperation with our IP licensors, which could have a material and adverse effect on our business and operating results.

Our agreements with IP licensors generally have a term of two years. If we are unable to sell all of the co-branded products in our inventory within a reasonable period of time after the expiration of relevant agreements, we will not be able to continue to sell those products and may have to destroy our inventories. As a result, we may have to write down such inventories, which would result in negative impacts on our operating results and financial conditions. See “—If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected” for more information on inventory related risks.

Should a product liability issue, recall or personal injury issue arise, it may damage our reputation and brand image, which may result in a material adverse effect on our business, reputation, results of operations and financial condition.

Products that we sell could become subject to contamination, product tampering, mislabeling, recall or other damage. Products that we sell could also lead to personal injuries. Product liability or personal injury claims may be asserted against us with respect to any of the products we sell. A successful product liability claim against us could require us to pay a substantial monetary award and the coverage limits under our insurance programs and the indemnification amounts available to us may not be adequate to protect us against claims. We may also not be able to maintain this insurance on acceptable terms in the future. Our agreements with our suppliers generally require our suppliers to deposit certain amount of money in our bank account to ensure their compliance with the agreements with us and compensate us for any losses we may incur as a result of product defects. However, such limited amounts may not be sufficient to cover our losses arising from product liability issues. Although we may seek indemnification or contribution from our suppliers in certain circumstances, we cannot assure you that we will be able to receive indemnification or contribution in full in a timely manner, or at all. Moreover, a government investigation of product quality issues, a product liability or personal injury

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

claim, even if unsuccessful or not fully pursued, could generate substantial negative publicity about our products and business which would have material adverse effect on our reputation, brand, business, prospects and operating results, and these effects could persist over the long term.

In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our products prove to be defective or noncompliant with applicable laws and regulations. Such recalls, whether voluntary or involuntary, could involve significant expense and could adversely affect our brand image in our target markets, as well as our business, prospects, financial condition and results of operations.

We have return and exchange policies in place which allow consumers to return or exchange products they purchased. For example, in China, consumers can return the product they purchased within seven days of purchase or exchange the products they purchased within 15 days of purchase. In addition, we provide warranties for most of the products we sell, subject to certain conditions, such as warranty only applies to normal use. The length of warranty period varies between different categories of products. For example, in China, we generally provide a warranty term of six months for electronic accessories we sell to consumers. The occurrence of any material defects in our products could make us liable for damages and warranty claims. In addition, we could incur significant costs to correct any defects, warranty claims or other problems, including costs related to product recalls. Any negative publicity related to the perceived quality of our products could affect our brand image, decrease distributor and consumer demand, and adversely affect our operating results and financial condition. While our warranty is limited to repairs and returns, warranty claims may result in litigation, the occurrence of which could adversely affect our business and operating results.

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

Our business has continued to grow in recent years, and we expect continued growth in our business and revenues. We plan to further expand and upgrade our store network both in China and globally and enhance our product development and supply chain capabilities. We face certain risks in executing these strategies and we cannot assure you that we will be able to execute our growth strategies successfully and realize our expected growth. For example, as we continue to expand our store network and increase our product offerings, we will need to work with a large number of new suppliers, MINISO Retail Partners and local distributors efficiently and establish and maintain mutually beneficial relationships with our existing and new suppliers, MINISO Retail Partners and local distributors. New products we are going to offer in the future may also not be accepted by the market. To support our growth, we also plan to deepen consumer engagement, provide consumers with omni-channel experience, and accelerate digital transformation of MINISO stores. See “Business—Our Strategies.” All these efforts will require significant managerial, financial and human resources. We cannot assure you that we will be able to effectively manage our growth or to implement all these measures successfully or that our new business initiatives will be successful. If we are not able to manage our growth or execute our strategies effectively, our expansion may not be successful and our business and prospects may be materially and adversely affected.

If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.

Our scale and business model require us to manage a large volume of inventory effectively. We depend on our demand forecasts for various kinds of products to make purchase decisions and to manage our inventory. Demand for products, however, can change significantly between the time inventory is ordered and the date by which we target to sell it. Demand may be affected by seasonality, new product launches, changes in product cycles and pricing, product defects, changes in consumer

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

spending patterns, changes in consumer tastes with respect to our products and other factors, and consumers may not order products in the quantities that we expect. In addition, when we begin selling a new product, we may not be able to accurately forecast demand. The procurement of certain types of inventory may require significant lead time and prepayment, and they may not be returnable.

Our inventories have increased from RMB1,309.0 million as of June 30, 2019 to RMB1,395.7 million (US$197.5 million) as of June 30, 2020. Our inventory turnover days were 63 days for the fiscal year ended June 30, 2019 and 78 days for the fiscal year ended June 30, 2020. Our inventory turnover days for a given period are equal to average balances of inventories calculated from the beginning and ending balances of the period divided by cost of sales during the period and then multiplied by the number of days during the period. The increase in inventory turnover days mainly reflected the adverse impact from COVID-19 on our overseas store operation and supply chain in the first half of 2020. In addition, as we plan to continue expanding our product offerings, we expect to include more products in our inventory, which will make it more challenging for us to manage our inventory effectively and will put more pressure on our warehousing system.

If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. To reduce our inventory level, we usually choose to sell certain of our products at lower prices, which may lead to lower gross margins. High inventory levels may also require us to commit substantial capital resources, preventing us from using that capital for other important purposes. Any of the above may materially and adversely affect our results of operations and financial condition.

On the other hand, if we underestimate demand for our products, or if our suppliers fail to supply quality products in a timely manner, we may experience inventory shortages, which might result in missed sales, diminished brand loyalty and lost revenues, any of which could harm our business and reputation.

We are subject to certain risks relating to the warehousing and shipment of our products.

Before delivery of our products to MINISO stores, we store them in warehouses we leased in China and other countries. If any accidents, including fires, were to occur, causing damage to our finished products or our warehouses, our ability to supply products to MINISO stores on time and our market reputation, financial condition, results of operations or business could be materially and adversely affected. We often outsource the delivery of our products to MINISO stores and to our online consumers to third-party logistics and transportation companies. Relying on these third parties increases the risk that we may fail to deliver finished products on time. The efficient operation of MINISO stores depends on the timely receipt of products from our warehouses. Such logistics services could be suspended and thereby interrupt the supply of our products if unforeseen events occur which are beyond our control, such as COVID-19, poor handling of and damage to our finished products, transportation bottlenecks and/or labor strikes. For the warehouses we leased in China, we had to temporarily shut down those warehouses in February 2020 due to the outbreak of COVID-19. Our logistics and transportation service providers were also negatively affected by COVID-19. As a result, delivery of products from warehouses to MINISO stores were delayed. In March 2020, delivery of products to MINISO stores was resumed as normal. As of June 30, 2020, certain warehouses we leased in other countries such as India remained shut down and transportation and logistics services provided by relevant service providers in overseas markets also experienced service interruptions, which negatively affected the delivery of products to local MINISO stores and therefore the sales volumes in local MINISO stores. If our products are not delivered on time or are delivered in a damaged state, our market reputation could be adversely affected. These third parties may also employ personnel who may be represented by labor unions. Disruptions in the delivery of products due to work stoppages by employees or contractors of any of these third parties could delay the timely

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

receipt of products. There can be no assurance that such stoppages or disruptions will not occur in the future. The occurrence of any of these problems alone, or together, could have a material adverse effect on our financial condition, results of operations or business.

If we fail to successfully implement our e-commerce initiative, our business and results of operations could be adversely impacted.

The retail industry continues to rapidly evolve and consumers increasingly embrace e-commerce. As a result, the portion of total consumer expenditures with retailers occurring through e-commerce platforms is increasing. We have been implementing our e-commerce initiative to capture additional consumer base and provide our existing consumers new shopping experience. Our e-commerce initiative includes expanding our online offerings and broadening our online sales channels by collaborating with e-commerce platforms. To implement our e-commerce initiative, we will also cooperate with retail platforms and leverage our vast network of store-based communities to allow consumers to conveniently place orders with their store of choice, ultimately to provide consumers with seamless omni-channel shopping experience. We cannot assure you that we will be able to make, improve, or develop attractive, user-friendly and secure online sales channels that offer a wide assortment of merchandise at affordable prices with rapid and low-cost delivery options. We may also not be able to continually meet the changing expectations of online shoppers, developments in online and digital platform merchandising and related technology. All of these could place us at a competitive disadvantage, result in the loss of e-commerce and other sales, harm our reputation, and have a material adverse impact on the growth of our e-commerce business, reputation and results of operations. In addition, if our e-commerce channels or our other client-facing technology systems do not function as designed or experience cyber-attacks, we may experience a loss of consumer confidence, data security breaches, lost sales, or be exposed to fraudulent purchases, any of which could adversely affect our business, reputation and results of operations. See “—Failure to protect personal or confidential information against security breaches could subject us to significant reputational, financial and legal consequences and substantially harm our business and results of operations.”

We face intense competition. We may not be able to maintain or may lose market share and consumers if we fail to compete effectively.

The retail industry is intensely competitive and has low entry barriers. We compete for consumers, product suppliers and IP licensors. Our current or potential competitors include (i) traditional retailers, including specialty retail stores, supermarkets, and department stores; (ii) online retailers; and (iii) variety retailers competing with us locally. See “Business—Competition.” In addition, new and enhanced technologies may increase the competition in the retail industry. New competitive business models may appear, for example based on new forms of social media or social commerce. Increased competition may reduce our margins and market share and impact brand recognition, or result in significant losses.

Some of our current or future competitors may have more operating experience, greater brand recognition, better supplier relationships, larger consumer bases, higher penetration in certain regions or greater financial, technical or marketing resources than we do. Those smaller companies or new entrants may be acquired by, receive investment from or enter into strategic relationships with well-established and well-financed companies or investors which would help enhance their competitive positions. Some of our competitors may be able to secure more favorable terms from suppliers, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies and devote substantially more resources to their websites, mobile apps and systems development than us. We cannot assure you that we will be able to compete successfully against current or future competitors, and competitive pressures may have a material and adverse effect on our business, financial condition and results of operations.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

We may not be able to sustain our historical growth rates.

We have experienced rapid growth since our inception in 2013. However, there is no assurance that we will be able to maintain our historical growth rates in future periods and it is difficult to evaluate our future prospects based on our historical performance. Our revenue growth may slow or our revenues may decline for any number of possible reasons and some of them are beyond our control, such as decreased consumer spending, increased competition, slowdown in the growth or contraction of the retail or online retail industry in China and around the world, emergence of alternative business models, changes in government policies or general economic conditions, and natural disasters or virus outbreaks. We will continue to expand our store network and product offerings and may explore new operating models to bring greater convenience and better experience to consumers and increase consumer base and number of transactions. Implementation of our expansion plan and execution of our new business initiatives are subject to uncertainty and the total number of SKUs sold and number of transacting consumers may not grow at the rate we expect for the reasons stated above. In addition, there may be particular complexities, regulatory or otherwise, associated with our expansion into new product categories or new markets. If our growth rate declines, investors’ perceptions of our business and business prospects may be adversely affected and the market price of our ADSs could decline.

Our return and exchange policies may negatively affect our results of operations.

We have adopted consumer-friendly return and exchange policies that make it convenient and easy for consumers to return or exchange the products they purchased. For example, MINISO stores in China typically allow consumers to return the products within seven days of purchase and exchange products within 15 days of purchase. For the products purchased on our online shopping mall, consumers generally have a term of 30 days to return or exchange products after a purchase. We may also be required by law to adopt new or amend existing return and exchange policies from time to time. These policies improve consumers’ shopping experience and promote consumer loyalty, which in turn help us acquire and retain consumers. However, these policies also subject us to additional costs and expenses which we may not recoup through increased revenue. Our ability to handle a large volume of returns is unproven. If our return and exchange policy is misused by a significant number of consumers, our costs may increase significantly and our results of operations may be materially and adversely affected. If we revise these policies to reduce our costs and expenses, consumers may be dissatisfied, which may result in loss of existing consumers or failure to acquire new consumers at a desirable pace, which may negatively affect our results of operations.

Fluctuations in currency exchange rates may lead to volatility in our results of operations.

Our operations in countries outside China are conducted primarily in the local currencies of those countries or regions. We prepare our consolidated financial statements in RMB for reporting purposes. Foreign currency-denominated amounts such as the US dollar, Euro, Japanese yen and other foreign currencies are translated into RMB using exchange rates for the current period. In recent years, fluctuations in currency exchange rates that were unfavorable have had adverse effects on our reported results of operations. As a result of such translations, fluctuations in currency exchange rates from period-to-period that are unfavorable to us may result in our consolidated financial statements reflecting significant adverse period-over-period changes in our financial performance or reflecting a period-over-period improvement in our financial performance that is not as robust as it would be without such fluctuations in the currency exchange rates. Such unfavorable currency exchange rate fluctuations will adversely affect our results of operations. In addition, foreign currency-denominated cash and cash equivalents are exposed to fluctuations in the value of RMB against the currencies in which these cash and cash equivalents are denominated. As a result of the fluctuations in currency exchange rate, we recorded net foreign exchange gain of RMB12.6 million and RMB14.2 million (US$2.0 million) for the fiscal years ended June 30, 2019 and 2020, respectively.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

We may purchase products or services with a currency other than the local currency. When we must acquire the currency to pay for such products or services and the exchange rates for the payment currency fluctuate in a manner unfavorable to us, our cost of sales may increase and we may be unable or unwilling to shift the costs to the products we sell, which will have an adverse effect on our gross profit. Consequently, unfavorable fluctuations in currency exchange rates have and may continue to adversely affect our results of operations.

Our success depends on the continuing and collaborative efforts of our management team and other key personnel, and our business may be severely disrupted if we lose their services.

Our success heavily depends upon the continued services of our management. In particular, we rely on the expertise and experience of Mr. Guofu Ye, our chairman and chief executive officer, and other executive officers. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. If any of our senior management joins a competitor or forms a competing business, we may lose consumers, suppliers, know-how and key professionals and staff members. Our senior management has entered into employment agreements and confidentiality and non-competition agreements with us. However, if any dispute arises between our officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements or we may be unable to enforce them in a timely manner, or at all. In addition, there may have been negative publicities about our management, which could negatively affect our reputation, brand image and business operations. Furthermore, we do not have key-man insurance for any of our executive officers or other key personnel. Events or activities attributed to our executive officers or other key personnel, and related publicity, whether or not justified, may affect their ability or willingness to continue to serve our company or dedicate their full time and efforts to our company and negatively affect our brand and reputation, resulting in an adverse effect on our business, operating results and financial condition.

Competition for qualified personnel is often intense. If we are unable to recruit, train and retain sufficient qualified personnel while controlling our labor costs, our business may be materially and adversely affected.

Our ability to continue to conduct and expand our operations depends on our ability to attract and retain a large and growing number of qualified personnel globally. Our ability to meet our labor needs, including our ability to find qualified personnel to fill positions that become vacant, while controlling labor costs, is generally subject to numerous external factors, including the availability of a sufficient number of qualified persons in the work force of the markets in which we operate, unemployment levels within those markets, prevailing wage rates, changing demographics, health and other insurance costs and adoption of new or revised employment and labor laws and regulations. If we are unable to locate, attract or retain qualified personnel, or manage leadership transition successfully, the quality of service we provide to consumers may decrease and our financial performance may be adversely affected. In addition, if our costs of labor or related costs increase for other reasons or if new or revised labor laws, rules or regulations or healthcare laws are adopted or implemented that further increase our labor costs, our financial performance could be materially adversely affected.

If we are unable to conduct our marketing activities effectively, our results of operations and financial condition may be materially and adversely affected.

We have incurred expenses on a variety of different marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our products. For example, we recently engaged two celebrities as our spokespersons to promote our brands. We incurred promotion and advertising expenses of RMB85.6 million and RMB128.4 million (US$18.2 million) for the fiscal

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

years ended June 30, 2019 and 2020, respectively. However, there is no assurance that our brand promotion and marketing activities will be well-received by consumers and result in the levels of product sales that we anticipate. Under extreme situations, our marketing efforts through celebrity endorsement may have a material adverse effect on our brand image. For example, any misconducts by our celebrity spokespersons or any negative publicities that our celebrity spokespersons are involved in, either directly or indirectly, may result in the public’s negative perception of our brands and thus adversely affect our reputation, business and results of operations. In addition, we have been continually promoting our brands and products in a very active manner. Certain consumers may perceive our MINISO brand and/or our products in different ways or even interpret our MINISO brand as a Japanese brand before learning more about our company, our brands and our products. If consumers or other parties claim that our marketing approach is misleading or otherwise improper, we may be subject to lawsuits or other legal proceedings, which would negatively affect our brand image, undermine the trust and credibility we have established and impose an adverse impact on our business. Marketing approaches and tools in the consumer products market in China are evolving, which further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and consumer preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share, cause our revenues to decline and negatively impact our profitability.

Unfavorable fluctuations in the price, availability and quality of raw materials to our third-party suppliers could cause material production delays or materially increase our cost of sales.

The success of our overall business depends in part on the ability of third-party suppliers to timely obtain sufficient quantities of the necessary raw materials, of sufficient quality, at commercially acceptable prices to process and manufacture our products. Generally, unfavorable fluctuations in price, quality, or availability of necessary raw materials could have a negative effect on our gross profit margins and our ability to deliver our products to the market in a timely manner. If supplies of the necessary raw materials substantially decrease or if there are significant increases in prices of such raw materials, our third-party suppliers may incur additional costs to acquire sufficient quantities of these materials in order to maintain our product offering schedules. We may have to increase the retail prices of our products due to the increase in their procurement prices. Moreover, increases in wages and labor costs in China and other countries in Asia may also lead to material increases in our cost of sales, thereby decreasing our gross profit margins. Any of the above may materially and adversely harm our business, brand image, financial condition, results of operations or reputation.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We consider our copyrights, trademarks, trade names, internet domain names, patents and other intellectual property rights invaluable to our ability to continue to develop and enhance our brand recognition. We have invested significant resources to develop our own intellectual property. Failure to maintain or protect these rights could harm our business. We rely on a combination of patents, patent applications, trade secrets, including know-how, copyrights, trademarks, intellectual property licenses, contractual rights and any other agreements to establish and protect our proprietary rights in our products. In addition, we enter into confidentiality and non-disclosure agreements with our employees and business partners. See “Business—Intellectual Property.” Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated. In addition, there can be no assurance that our patent and trademark applications will be approved, that any issued patents or registered trademarks will adequately protect our intellectual property, or that such patents and trademarks will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights.

Due to the popularity of our products and our brand recognition in the retail industry in China, we have become an attractive target of copycat. We have seen copycat products on the market that attempt to cause confusion or diversion of consumer traffic from us. We have also brought a lawsuit against a third party that infringed our trademark rights and engaged in unfair competition. Any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation. However, preventing unauthorized uses of intellectual property rights could be difficult, costly and time-consuming and the steps we take may be inadequate to prevent the infringement or misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources, and could put our intellectual property at risk of being invalidated or narrowed in scope. We can provide no assurance that we will prevail in such litigation, and even if we do prevail, we may not obtain a meaningful recovery. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may need to defend ourselves against patent, trademark or other proprietary rights infringement claims, which may be time-consuming and would cause us to incur substantial costs. We may also suffer from negative publicities relating to intellectual property infringement claims.

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our products, which could make it more difficult for us to operate our business. Additionally, we may receive from time to time letters alleging infringement of patents, trademarks or other intellectual property rights by us and we may be involved in intellectual property right infringement claims. For example, we have been and may continue to be involved in intellectual property lawsuits, in particular, lawsuits alleging that certain of our products infringed other parties’ utility model patents or design patents. Some of those claims involve products that were designed by our suppliers or third-party designers. We have provisions in our agreements with suppliers or third-party designers requiring them to indemnify us all costs and expenses arising from claims that the products they manufacture or design infringe third parties’ intellectual property rights.

Intellectual property related negative publicities, with or without merits, may also harm our brand image and reputation. For example, there are negative publicities alleging that our company logo involves plagiarism. Although our company logo has been duly registered as a trademark and we are not involved in any intellectual property lawsuits relating to our company logo, these negative publicities could still adversely affect our brand image and reputation.

Additionally, our applications and uses of intellectual property rights relating to our design, product, software or other technologies could be found to infringe upon existing intellectual property ownership and rights. We may also fail to own or apply for key trademarks in a timely fashion, or at all, which may damage our reputation and brand.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

We rely on our information systems to process transactions, summarize results and manage our business. Any malfunction of our systems could harm our ability to conduct our operations.

We depend on a variety of information technology systems, including systems owned and managed by third-party vendors, for the efficient functioning of our business, including, without limitation, transaction processing and the management of our employees, facilities, logistics, inventories, stores and client-facing digital applications and operations. See “Business—Technology capabilities” for more information. Our technology systems may not deliver desired results or may do so on a delayed schedule. For example, when we first installed our major store operation system, SAP Enterprise Resource Planning system, or SAP ERP system, to certain MINISO stores upon entering into a new overseas market, our SAP ERP system experienced functionality issues. Although such issues were resolved in a timely manner, we cannot assure you we would not encounter similar issues in the future. In addition, large volume transaction during peak seasons such as Chinese New Year could also cause functionality issues of our SAP ERP system or system of other third-parties that are connected to our SAP ERP system. Any improper functioning of our SAP ERP system could cause interruptions of store operations. Daily operations of MINISO stores relies on SAP ERP system. If we are unable to maintain our cooperation with the provider of our SAP ERP system, we may not be able continue to effectively use such SAP ERP system in our business operations and we may also not be able to find any suitable alternatives at commercially reasonable terms in a timely manner. As a result, our business operations, results of operations and financial condition would be materially and adversely affected. Additionally, our technology systems are subject to damage or interruption from power surges and outages, facility damage, physical theft, computer and telecommunications failures, inadequate or ineffective redundancy, malicious code (including computer viruses, worms, ransomware, or similar), cyberattacks (including account compromise; phishing; denial of service attacks; and application, network or system vulnerability exploitation), software upgrade failures or code defects, natural disasters and human error. Design defects or damage or interruption to these systems may require a significant investment to fix or replace, disrupt our operations, result in the loss or corruption of critical data, and harm our reputation, all of which could materially adversely affect our business or results of operations.

We also rely heavily on our information technology staff. Failure to meet these staffing needs may negatively affect our ability to fulfill our technology initiatives while continuing to provide maintenance on existing systems. We rely on third parties to maintain and periodically upgrade many of these systems so that they can continue to support our business. We license the software programs supporting many of our systems from independent software developers. The inability of these vendors, developers or us to continue to maintain and upgrade these systems and software programs could disrupt or reduce the efficiency of our operations if we were unable to convert to alternate systems in an efficient and timely manner and could expose us to greater risk of a cyberattack. In addition, costs and delays associated with the implementation of new or upgraded systems and technology, including the migration of applications to the cloud, or with maintenance or adequate support of existing systems also could disrupt or reduce the efficiency of our operations, fail to operate as designed, result in the potential loss or corruption of data or information, disrupt operations and affect our ability to meet business and reporting requirements and adversely affect our profitability.

If we fail to adopt new technologies to cater to changing consumer requirements or emerging industry standards, or if our efforts to invest in the development of new technologies are unsuccessful or ineffective, our business may be materially and adversely affected.

To remain competitive, we need to continue to stay abreast of evolving industry trends and to enhance and improve our technology accordingly. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, and respond to

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

technological advances and emerging industry standards and practices in a cost-effective and timely way. In recent years, we invested in the development of many new technologies and business initiatives. See “Business—Technology capabilities.” The investments in new technologies entail significant technical and business risks. We cannot assure you that we will be able to successfully develop or effectively use new technologies, recoup the costs of developing new technologies or adapt our websites, mobile apps, proprietary technologies and systems to meet consumer requirements or emerging industry standards. If we are unable to develop technologies successfully or adapt in a cost-effective and timely manner in response to changing market conditions or consumer requirements, whether for technical, legal, financial or other reasons, our business, prospects, financial condition and results of operations may be materially and adversely affected.

Failure to protect personal or confidential information against security breaches could subject us to significant reputational, financial and legal consequences and substantially harm our business and results of operations.

The protection of consumer, employee, supplier, MINISO Retail Partner, local distributors and company data is critical to our business. A significant breach of consumer, employee, supplier, MINISO Retail Partner, local distributor or company data could attract a substantial amount of media attention, damage our relationships with consumers and our reputation and result in lost sales, fines or lawsuits. Throughout our operations, we receive, retain and transmit certain personal information that consumers provide to purchase products or services, enroll in promotional programs, participate in our membership program, or otherwise communicate and interact with us. To enhance store security and better understand consumers’ consumption preference, we have engaged service providers to collect consumers’ personal information in MINISO stores in China through the application of certain new technologies. During such information collection process, we take necessary steps and strive to comply with relevant PRC laws and regulations with respect to privacy and personal data protection. If we fail to fully comply with applicable privacy, data security and personal information protection laws, regulations, policies or other requirements, we may be subject to civil or regulatory liabilities or challenged for a potential infringement which may subject us to significant legal, financial and operational consequences.

In addition, certain aspects of our operations depend upon the secure transmission of confidential information over public networks. Although we deploy a layered approach to address information security threats and vulnerabilities designed to protect confidential information against data security breaches, a compromise of our data security systems or of those of businesses with whom we interact, which results in confidential information being accessed, obtained, damaged or used by unauthorized or improper persons, could harm our reputation and expose us to regulatory actions and claims from consumers, financial institutions, payment card associations and other persons, any of which could materially and adversely affect our business, financial position and results of operations. In addition, a security breach could require that we expend substantial additional resources related to the security of information systems and disrupt our business.

As we implement our e-commerce initiative, we face heightened risks in the secure storage of confidential information and its secure transmission over public networks. For the orders and payments made through our e-commerce channels, consumers’ personal information is collected. Online payments for our products are settled through third-party online payment services. We also share certain personal information about consumers with contracted third-party couriers, such as their names, addresses, phone numbers and transaction records. In addition, we have accumulated a large volume of data, which cover consumer’s browsing and consumption behavior information, product manufacturing and sales information, warehousing and distribution information, consumer service information, among others. Maintaining complete security for the storage and transmission of confidential information on our technology system is essential to maintaining our operating efficiency and consumer confidence as well as complying with the applicable laws and standards.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

We have adopted security policies and measures, including encryption technology, to protect our proprietary data and consumer information. However, advances in technology, the expertise of hackers, improper use or sharing of data, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect confidential information. Our security measures may be undermined due to the actions of outside parties, employee error, malfeasance, or otherwise, and, as a result, an unauthorized party may obtain access to our data systems and misappropriate business and personal information. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may not immediately produce signs of intrusion, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any such breach or unauthorized access could result in significant legal and financial exposure, damage to our reputation, and potentially have an adverse effect on our business.

The regulatory environment surrounding information security and privacy is increasingly demanding, with the frequent imposition of new and changing requirements. In China, the PRC Constitution, the PRC Criminal Law, the General Principles of the PRC Civil Law and the PRC Cyber Security Law protect individual privacy in general, which require certain authorization or consent from Internet users prior to collection, use or disclosure of their personal data and also protection of the security of the personal data of such users. As we implement our e-commerce initiative and promote our loyalty programs in overseas market, we may become subject to new laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information that could affect how we store, process and share data with consumers, suppliers and other third parties. For example, in May 2018 the European Union’s new regulation governing data practices and privacy called the General Data Protection Regulation, or the GDPR, became effective and substantially replaced the data protection laws of the individual European Union member states. The law requires companies to meet more stringent requirements regarding the handling of personal data of individuals in the EU than were required under predecessor EU requirements. In the United Kingdom, a Data Protection Bill that substantially implements the GDPR also became law in May 2018. The law also increases the penalties for non-compliance, which may result in monetary penalties of up to 20.0 million Euros or 4% of a company’s worldwide turnover, whichever is higher. In the United States, various federal, state and foreign legislative and regulatory bodies, or self-regulatory organizations, may expand current laws or regulations, enact new laws or regulations or issue revised rules or guidance regarding privacy, data protection, information security. For example, California recently enacted the California Consumer Privacy Act, which, among other things, requires new disclosures to California consumers and afford such consumers new abilities to opt out of certain sales of personal information. Outside of the European Union and the U.S., many countries and territories have laws, regulations, or other requirements relating to privacy, data protection, information security, and consumer protection, and new countries and territories are adopting such legislation or other obligations with increasing frequency. Compliance with changes in privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes. If we or those with whom we share information fail to comply with these laws and regulations or experience a data security breach, our reputation could be damaged and we could be subject to additional litigation and regulatory risks.

We may, from time to time, be subject to legal proceedings during the course of our business operations. Our directors, management, shareholders and employees may also from time to time be subject to legal proceedings, which could adversely affect our reputation and results of operations.

From time to time, we are subject to allegations, and may be party to legal claims and regulatory proceedings, relating to our business operations inside and outside China, such as our cooperation with MINISO Retail Partners, local distributors, suppliers, or other third parties, labor disputes with our

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

employees, intellectual property infringement claims, product defect claims, and tort claims. Such allegations, claims and proceedings may be brought by third parties, including consumers, suppliers, employees, business partners, governmental or regulatory bodies, competitors or other third parties, and may include class actions. For example, we are currently involved in certain labor disputes and intellectual property infringement claims, and disputes with MINISO Retail Partners in the United States. The outcome of litigation, particularly class action lawsuits, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. We may incur significant expenses related to such proceedings, which may negatively affect our operating results if changes to our business operations are required. There may also be negative publicity associated with litigation that could decrease consumer acceptance of our product offerings, regardless of whether the allegations are valid or whether we are ultimately found liable. In addition, our directors, management, shareholders and employees may from time to time be subject to litigation and regulatory investigations and proceedings or otherwise face potential liability and expense in relation to commercial, labor, employment, securities or other matters, which could adversely affect our reputation and results of operations. As a result, litigation may adversely affect our business, financial condition, results of operations or liquidity.

After we become a publicly listed company, we may face additional exposure to claims and lawsuits. These claims could divert management time and attention away from our business and result in significant costs to investigate and defend, regardless of the merits of the claims. In some instances, we may elect or be forced to pay substantial damages if we are unsuccessful in our efforts to defend against these claims, which could harm our business, financial condition and results of operations.

We may make acquisitions, establish joint ventures and conduct other strategic investments, which may not be successful.

To further expand our business and strengthen our market-leading position, we may tap into new market opportunities or enter into new markets by forming strategic alliances or making strategic investments and acquisitions. Acquisitions involve numerous risks, including difficulties in integrating the operations and personnel of the acquired companies, distraction of management from overseeing our existing operations, difficulties in executing new business initiatives, entering markets or lines of business in which we have no or limited direct prior experience, the possible loss of key employees and consumers and difficulties in achieving the synergies we anticipated or levels of revenue, profitability, productivity or other benefits we expected. These transactions may also cause us to significantly increase our interest expense, leverage and debt service requirements if we incur additional debt to pay for an acquisition or investment, issue common stock that would dilute our current shareholders’ percentage ownership, or incur asset write-offs and restructuring costs and other related expenses. Acquisitions, joint ventures and strategic investments involve numerous other risks, including potential exposure to unknown liabilities of acquired or investee companies. In connection with acquisitions, joint ventures or strategic investments outside China, we may from time to time, in some instances enter into foreign currency contracts or other derivative instruments to hedge some or all of the foreign currency fluctuation risks, which subjects us to the risks associated with such derivative contracts and instruments. No assurance can be given that our acquisitions, joint ventures and other strategic investments will be successful and will not materially adversely affect our business, financial condition or results of operations.

Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.

In accordance with the relevant laws and regulations in jurisdictions in which we operate, we are required to maintain various approvals, licenses, permits and filings to operate our business, including

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

but not limited to business license, food operation license, commercial franchise filing, and fire safety inspection. These approvals, licenses, permits and filings are obtained upon satisfactory compliance with, among other things, the applicable laws and regulations.

As of the date of this prospectus, we, as a franchiser engaging in franchise activities in relation to our core brand “MINISO,” had completed commercial franchise filing pursuant to relevant PRC laws. In addition, we also franchised other parties to engage in business operations using our “WonderLife” brand. As advised by JunHe LLP, our PRC legal adviser, PRC laws and regulations require a franchiser to have at least two directly operated stores and has operated each of the two directly operated stores for over one year before engaging in franchising activities. Our PRC legal adviser also advised us that a franchiser is required to make filings with relevant government authorities within 15 days after entering into the first franchising agreement. When we engaged in franchising activities under “WonderLife” brand, we did not satisfy the legal requirement mentioned above, nor did we make relevant filings on time. As advised by our PRC legal adviser, if a franchiser engages in franchising activities without meeting the legal requirement mentioned above, relevant government authority may require such franchiser to make rectifications, confiscate incomes from illegal operations, impose a fine ranging from RMB100,000 to RMB500,000, and make announcements. We are currently making adjustments to our business operations under “WonderLife” brand so as to carry out relevant activities in a compliant manner. We established our first directly operated “WonderLife” store in June 2020, which is expected to commence operation in September 2020. We plan to establish and operate the second directly operated store in the fourth quarter of 2020 and make the commercial franchise filing one year after the commencement of operation of these two stores. Before we are in full compliance with relevant legal requirements, we may be subject to a confiscation of all franchise fees we have received since June 2018, the date when we commenced commercial franchising activities under “WonderLife” brand, and are going to receive in the future until we are in full compliance. In addition, we may also be imposed a maximum aggregate fine up to RMB500,000.

In addition, as of the date of this prospectus, we have not obtained the certificate for fire control inspection for one of our directly operated MINISO stores in China. As a result, such store may be subject to fines or suspension of operations. We are taking rectification measures now, but we cannot assure you that such non-compliance can be rectified in a timely manner. There is also a likelihood that we may have to relocate to other premises to continue the operations of such MINISO store.

If government authorities in jurisdictions where we operate require additional licenses or permits or provides more strict supervision requirements in the future, or if we have to obtain relevant licenses or permits in a short period of time, there is no guarantee that we would be able to obtain such licenses or permits or meet all the supervision requirements in a timely manner, or at all.

We are subject to risks in relation to our business reorganizations.

We have conducted a few business reorganizations. See “Corporate History and Structure—Corporate History—Reorganizations.” We may in the future continue to reorganize our business or conduct other reorganization transactions. Conducting reorganization transactions involve risks and uncertainties. We cannot assure you that all business reorganization transactions we have completed or will conduct in the future will yield our expected results, provide anticipated strategic benefits or otherwise enhance shareholder value. We may even not be able to complete contemplated transaction as planned due to a number of factors that may be beyond our control, including, among other factors, market conditions, industry trends, the interest of third parties in our business, shareholder approval and the availability of financing. The process of exploring strategic alternatives may be time consuming and disruptive to our business operations. Reorganization transactions may also lead to loss of qualified employees. Although we have disposed of certain of our business operations, we cannot assure you that we would not be negatively affected by such discontinued operations. Any business

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

practice or operational activity engaged by the discontinued operations or other parties that were involved in our business reorganizations, if challenged as inconsistent with best practice, improper or unlawful, may have a negative impact on our reputation due to the historical association or involvement in the reorganizations. For any new business we may acquire in the future, there may also be potential liabilities that we may not be able to discover in a timely manner, which may also negatively affect our business operations. If we are unable to effectively manage risks and uncertainties in connection with reorganization transactions, our business, financial condition, liquidity and results of operations could be adversely affected.

If we fail to remediate our material weakness in our internal control over financial reporting, develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audit of our consolidated financial statements as of and for the fiscal year ended June 30, 2020, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified is our company’s lack of sufficient financial reporting and accounting personnel with an appropriate level of knowledge, experience and training in the application of IFRS and SEC reporting requirements to formalize, implement and operate key controls over financial reporting process in order to prepare, review and report financial information, and to properly address complex accounting issues and related disclosures in accordance with IFRS and financial reporting requirements set forth by the SEC. The material weakness, if not remediated timely, may lead to material misstatements in our consolidated financial statements in the future. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

Following the identification of the material weakness and other significant control deficiencies, we have taken measures and plan to continue to take measures to remediate these deficiencies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to correct these deficiencies or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Upon the completion of this offering, we will be subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report in our second annual report on Form 20-F after becoming

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

a public company. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, once we have become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of the ADSs, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Our leased property interest may be defective and such defects may negatively affect our right to such leases.

We currently lease several premises in China. Ownership certificates or other similar proof of certain leased properties have not been provided to us by the relevant lessors. Therefore, we cannot assure you that such lessors are entitled to lease the relevant real properties to us. It is also likely that the construction of such leased properties was illegal and such properties may be ordered by relevant government authorities to be demolished. If any of the foregoing happens, we may not be able to continue to use such leased properties and have to relocate to other premises. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our operations in a timely manner, our operations may be adversely affected. In addition, we also lease properties in other jurisdictions and may be subject to similar issues or risks.

In addition, under the PRC laws and regulations, all lease agreements are required to be registered with the local land and real estate administration bureau. The lease agreements for some of our leased properties in China have not been registered with the relevant PRC government authorities. Although failure to do so does not in itself invalidate the leases, we may be subject to fines if we fail to rectify such non-compliance within the prescribed time frame after receiving notice from the relevant PRC government authorities. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant authority. In the event that any fine is imposed on us for our failure to register our lease agreements, we may not be able to recover such losses from the lessors.

We have limited insurance coverage, which could expose us to significant costs.

We maintain certain insurance policies to safeguard against various risks and unexpected events associated with our business and operations, including property insurance covering inventory and

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

warehouse. Miniso Hong Kong Limited also maintains commercial general liability insurance. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. Additionally, we provide accident insurance for certain employees we dispatched to overseas countries. However, insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance, nor do we maintain key-man life insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

We believe our cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine in the future that our cash requirements exceed the amount of cash and cash equivalents we have on hand, we may seek to issue equity or equity linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

We have granted, and may continue to grant, options and other types of awards under our share incentive plan, which may result in increased equity-settled share-based payment expenses.

In order to attract and retain qualified employees, provide incentives to our directors and employees, and promote the success of our business, we have granted share incentive awards to our directors, officers and employees. As of the date of this prospectus, 77,184,632 restricted shares and option to purchase 9,394,000 ordinary shares had been granted and outstanding, excluding restricted shares or options that were forfeited or canceled after the relevant grant dates. For the fiscal years ended June 30, 2019 and 2020, we recorded RMB122.1 million and RMB364.4 million (US$51.6 million) in equity-settled share-based payment expenses, respectively.

We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards to employees in the future. As a result, our expenses associated with equity-settled share-based payment expenses may increase, which may have an adverse effect on our results of operations.

Changes in international trade policies, or the escalation of tensions in international relations, particularly with regard to China, may adversely impact our business and operating results.

Recently there have been heightened tensions in international relations. The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. In January 2020, the “Phase One” agreement was signed between the United States and China on trade matters. However, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

agreements, the imposition of tariffs on goods imported into the U.S., tax policy related to international commerce, or other trade matters. Any unfavorable government policies on international trade, such as capital controls or tariffs, or the U.S. dollar payment and settlement system may affect the demand for our products, impact the competitive position of our products, prevent us from selling products in certain countries, or even our participation in the U.S. dollar payment and settlement system, which would materially and adversely affect our international operations, results of operations and financial condition. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition and results of operations. Recently, the U.S. government escalated tensions between the U.S. and China by revoking Hong Kong’s special trading status and further sanctioning Chinese companies such as Huawei. In addition, the tension between China and India as a result of border clashes between troops of China and India have also resulted in a number of mobile apps developed by Chinese companies and operated in India being banned by the Indian government. We are unable to predict how international relations between China and other countries will develop. To the extent tensions in international relations between China and other countries escalate, our international operations, financial condition and results of operations could be materially and adversely affected.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and noncompliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition and reputation.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which we conduct activities, including the U.S. Foreign Corrupt Practices Act, or FCPA, the U.K. Bribery Act 2010, and other anti-corruption laws and regulations. Any non-compliance with anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, results of operations, financial condition and reputation.

We sell our products to many countries or regions. Certain countries, regions, or individual counterparties with which we trade or operate in, or may trade or operate in the future, may be or become the subject of economic sanctions of one or more countries that may have jurisdiction over all or portions of our operations. Although we have adopted a policy of complying with all sanctions laws applicable to us, we have operations in a large number of countries, and there is no assurance we will be successful in complying with these types of laws, including sanctions programs administered by the U.S. Department of Treasury’s Office of Foreign Asset Controls, or OFAC, Her Majesty’s Treasury of the United Kingdom, the European Union and its Member States, and others.

In particular, in early 2017, our Hong Kong branch entered into a five-year international agency contract with a North Korean company under which the North Korean company purchased our products and operated a store in Pyongyang, North Korea under the “Miniso” brand. We terminated the international agency contract and our relationship with the North Korean company in August 2017. During this brief period in 2017, we sold approximately RMB0.6 million in store decoration materials and products to the North Korean company.

North Korea is subject to sanctions programs implemented and enforced by various jurisdictions, including China, Japan, Hong Kong and the United States. Certain of these sanctions were enacted

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

pursuant to resolutions of the United Nations Securities Council, or the UNSC. These UNSC resolutions direct United Nations member states to implement sanctions on North Korea, including prohibitions on exports of luxury goods and the formation of joint ventures. While sanctions are implemented and enforced at the national level, the sanctions are monitored by a UN Panel of Experts for North Korea, which periodically issues public reports that include information on observed violations of the sanctions and encourages member states to bring enforcement actions.

A report from the UN Panel of Experts for North Korea dated March 5, 2018 included information about the Miniso brand store in Pyongyang as a possible violation of the sanctions prohibiting the sale of luxury goods and the establishment and maintenance of joint ventures. A second report from the UN Panel of Experts dated March 5, 2019 noted the continued operation of the Pyongyang store (as of July 2018) and the existence of a possible joint venture between us and the North Korean company as a violation of sanctions. Subsequent to our being named in the UN reports, we provided cease and desist letters to the North Korean company instructing them to cease using our brand name or trade dress; we also contacted the UN Panel of Experts to explain that our exports to North Korea were not luxury goods, that we had terminated our relationship with the North Korean company in August 2017, and that we had not entered into any joint venture with a North Korean company. We were also contacted by Hong Kong and Japanese enforcement authorities and provided them with similar information. Although we have terminated the international agency contract and our relationship with the North Korean company and provided cease and desist letters to the North Korean company instructing it to cease using our brand name or trade dress, the North Korean company may not follow our instruction and continue to illegally use our brand name or trade dress in the North Korea.

We may be subject to sanctions enforcement actions as a result of our prior sales to North Korea or other activities, which could subject us to fines or other civil or criminal penalties and could be material to our results of operations. Although we have not been named in the subsequent UN reports issued in August 2019 and March 2020, we cannot assure you that we will not be named in any UN reports or subject to other sanctions in the future. If that were to happen, our international operations, results of operations, financial condition, or even our participation in the U.S. dollar payment and settlement system would be materially and adversely affected. The United States has also since September of 2017 maintained a “secondary sanctions” regime against North Korea, pursuant to which there is authority to impose U.S. blocking sanctions against entities engaged in targeted transactions involving North Korea, including any significant exportation of goods, services, or technology to North Korea, whether or not such transactions fall within U.S. jurisdiction in any way. Imposition of U.S. blocking sanctions against us would effectively exclude us from the U.S. dollar economy and would have a materially adverse effect on our business.

Furthermore, any violation of economic sanctions, or even an alleged or suspected violation, could harm our reputation and cause financial institutions or other counterparties to refuse to do business with us. Our relationships with very few international financial institutions have been affected as a result of the UN reports, as they have sought details about our business with sanctioned parties, and future events could have a further impact. Such events could also cause some investors to sell or avoid purchasing our securities, to be consistent with their internal investment policies or to avoid reputational damage. All of these may negatively affect our business, our results of operations, or the trading price of our ADSs. In addition, changes in economic sanctions laws in the future could also adversely impact our business and investments in the ADSs.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

Natural disasters and unusual weather conditions, power outages, pandemic outbreaks, terrorist acts, global political events and other serious catastrophic events could disrupt business and result in lower sales and otherwise materially adversely affect our financial performance.

In addition to the impact of COVID-19, natural disasters, such as fires, earthquakes, hurricanes, floods, tornadoes, unusual weather conditions, power outages, other pandemic outbreaks, terrorist acts or disruptive global political events, or similar disruptions could materially adversely affect our business and financial performance. Uncharacteristic or significant weather conditions can affect consumer shopping patterns, which could lead to lost sales or greater than expected markdowns and materially adversely affect our results of operations. These events could result in server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate our platforms and sell our products. These events could also result in increases in fuel (or other energy) prices or a fuel shortage, delays in opening new stores, the temporary lack of an adequate work force in a market, the temporary or long-term disruption in the supply of products from some domestic and overseas suppliers, the temporary disruption in the transport of goods to overseas, delay or increased transportation costs in the delivery of goods to our warehouses or stores, the inability of consumers to reach or have transportation to stores directly affected by such events, the temporary reduction in the availability of products in stores and disruption of our utility services or to our information systems. These events also can have indirect consequences such as increases in the costs of insurance if they result in significant loss of property or other insurable damage. To the extent these events result in the closure of one or more of stores or our administrative offices or impact one or more of our key suppliers, our operations and financial performance could be materially adversely affected. Our headquarters is located in Guangzhou, where most of our directors and management and the majority of our employees currently reside. Most of our system hardware and back-up systems are hosted in facilities located in Guangzhou. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Guangzhou, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations.

A majority of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China are still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The retail industry is highly sensitive to general economic changes. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. The growth rate of the Chinese economy has gradually slowed since 2010, and the impact of COVID-19 on the global and Chinese economy in 2020 is likely to be severe. Any prolonged slowdown in the global and Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

Our PRC subsidiaries are foreign-invested enterprises and are subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies incorporated in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the U.S. have negatively impacted stock prices for such companies. Various equity-based research organizations have published reports on China-based companies after examining, among other things, their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

exchanges. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in the ADS trading price, and increased directors and officers insurance premiums and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. For a detailed discussion of applicable PRC regulations governing distribution of dividends, see “Regulation—Regulation Related to Foreign Exchange and Dividend Distribution—Regulation on Dividend Distribution.” Additionally, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

To address the persistent capital outflow and the Renminbi’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the Circular on Promoting the Reform of Foreign Exchange Management and Improving Authenticity and Compliance Review, or the SAFE Circular 3, issued on January 26, 2017, provides that the banks shall, when dealing with dividend remittance transactions from domestic enterprise to its offshore shareholders of more than US$50,000, review the relevant board resolutions, original tax filing form and audited financial statements of such domestic enterprise based on the principal of genuine transaction. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are tax resident. See “—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

Increases in labor costs and enforcement of stricter labor laws and regulations in China may adversely affect our business and our profitability.

China’s overall economy and the average wage in China have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to those who pay for our services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

In October 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, effective on July 1, 2011 and amended on December 29, 2018. On April 3, 1999, the State Council promulgated the Regulations on the Administration of Housing Funds, which was amended on March 24, 2002 and March 24, 2019. Companies registered and operating in China are required under the Social Insurance Law and the Regulations on the Administration of Housing Funds to apply for social insurance registration and housing fund deposit registration within 30 days of their establishment and to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. We could be subject to orders by the competent labor authorities for rectification and failure to comply with the orders may further subject us to administrative fines.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations including those relating to obligations to make social insurance payments and contribute to the housing provident funds. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries. We may make loans to our PRC subsidiaries subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China. Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly foreign-owned subsidiaries in China to finance their activities cannot exceed statutory limits, i.e., the difference between its total amount of investment and its registered capital, or certain amount calculated based on elements including capital or net assets and the cross-border financing leverage ratio (“Macro-prudential Management Mode”) under relevant PRC laws and the loans must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE, or filed with SAFE in its information system. According to the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting the Macro-prudent Adjustment Parameter for Cross-border Financing issued on March 11, 2020, the limit for the total amount of foreign debt under the Macro-prudential Management Mode is increased to two and a half times from two times of their respective net assets. Moreover, any medium or long-term loan to be provided by us to our PRC subsidiaries must also be registered with the NDRC.

We may also decide to finance our wholly foreign-owned subsidiaries in China by means of capital contributions. These capital contributions shall go through registration procedures from competent administration for market regulation. SAFE issued the Circular on the Management Concerning the Reform of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015. SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC provided that such usage shall fall into the scope of business of the foreign-invested enterprise, which will be regarded as the reinvestment of foreign-invested enterprise. In addition, SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

Investment on October 23, 2019, or SAFE Circular 28, pursuant to which all foreign-invested enterprises can make equity investments in the PRC with their capital funds in accordance with the law. As SAFE Circular 28 is new and the relevant government authorities have broad discretion in interpreting the regulation, it is unclear whether SAFE will permit such capital funds to be used for equity investments in the PRC in actual practice.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or record-filings on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our wholly foreign-owned subsidiaries in China. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed. If we fail to complete such registrations or record-filings, our ability to use foreign currency, including the proceeds we received from our initial public offering, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to utilize cash generated from our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues are dominated in RMB. Under our current corporate structure, our company in the Cayman Islands may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our wholly foreign-owned subsidiaries in China are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. But approval from or registration with appropriate government authorities or delegated banks is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

SAFE requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes certain material events. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015. See

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

“Regulation—Regulation Related to Foreign Exchange and Dividend Distribution—Regulation on Foreign Currency Exchange.”

We are committed to complying with and to ensuring that our shareholders and beneficial owners who are subject to these regulations will comply with the relevant SAFE rules and regulations. However, due to inherent uncertainty in the implementation of the regulatory requirements by the PRC authorities, such registration might not be always practically available in all circumstances as provided in those regulations. As of the date of this prospectus, Mr. Guofu Ye, Mr. Minxin Li and Ms. Yunyun Yang, who directly or indirectly hold shares in our Cayman Islands holding company, have completed the initial foreign exchange registrations and are communicating with the bank designated by SAFE regarding updating their registration as required in connection with a recent restructuring of their respective offshore special purpose vehicles, which may not be completed in a timely manner, or at all.

In addition, we have notified all shareholders or beneficial owners who directly or indirectly hold shares in our Cayman Islands holding company and are known to us as being PRC residents to complete their registration with or to obtain approval by the local SAFE, the National Development and Reform Commission, or the NDRC, or MOC branches. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interests in our company, nor can we compel our beneficial owners to comply with applicable registration or approval requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE, NDRC and MOC regulations. Failure by such shareholders or beneficial owners to comply with SAFE, NDRC and MOC regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

China’s M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex. In addition to the Anti-monopoly Law itself, these include the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006, which was amended in 2009, and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rules, promulgated in 2011. These laws and regulations impose requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law requires that MOFCOM be notified in advance of any concentration of undertaking if certain thresholds are triggered. Moreover, the Security Review Rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted restricted shares, or options are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our wholly foreign-owned subsidiaries in China and limit these subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors and employees under PRC law.

Failure to make adequate contributions to various government-sponsored employee benefits plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where our employees are based. The requirements of employee benefit plans have not been implemented consistently by the local governments in China given the different levels of economic development in different locations. We have not made contributions in full to social insurance and housing provident fund for some of our employees based on relevant PRC regulations. If we are determined by local authorities to fail to make adequate contributions to any employee benefits as required by relevant PRC regulations, we may face late fees or fines in relation to the underpaid employee benefits. In addition, our provision for these liabilities may not be adequate, particularly in light of the recent tightening regulations. As a result, our financial condition and results of operations may be materially and adversely affected.

Discontinuation of any of the government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.

Our PRC subsidiaries have received financial subsidies from PRC local government authorities. The financial subsidies result from discretionary incentives and policies adopted by PRC local government authorities. Local governments may decide to change or discontinue such financial subsidies at any time. The discontinuation of such financial subsidies or imposition of any additional taxes could adversely affect our financial condition and results of operations.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise. The implementation rules define the term “de facto management body” as the

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or the SAT issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we will be subject to the enterprise income tax on our global income at the rate of 25% and we will be required to comply with PRC enterprise income tax reporting obligations. In addition, gains realized on the sale or other disposition of the ADSs or our ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the PRC and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. According to the Announcement of the State Administration of Taxation on Issues concerning the “Beneficial Owner” in Tax Treaties, which became effective in April 2018, whether a resident enterprise is a “beneficial owner” that can apply for a low tax rate under tax treaties depends on an overall assessment of several factors, which may bring uncertainties to the applicability of preferential tax treatment under the tax treaties. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in January 2020, requires non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties, file relevant report with the tax authorities and retain the relevant materials for future inspection. There are also other conditions for enjoying the reduced

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

withholding tax rate according to other relevant tax rules and regulations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Taxation.” In the future we intend to re-invest all earnings, if any, generated from our PRC subsidiaries for the operation and expansion of our business in China. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiary.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

In February 2015, SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. On October 17, 2017, SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under SAT Public Notice 7 and SAT Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions are executed using the chops or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the Administration of Industry and Commerce. Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our PRC subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops and bind such entities. All designated legal representatives of our PRC subsidiaries, are members of our senior management team who have signed employment agreements with us or our PRC subsidiaries under which they agree to abide by various duties they owe to us. In order to maintain the physical security of our chops and chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel in the legal or finance or other functional departments of each of our subsidiaries. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our PRC subsidiaries, we or our PRC subsidiaries would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.

Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the Public Company Accounting Oversight Board (United States), or PCAOB, and are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with the relevant professional standards. Because our auditor is located in the Peoples’ Republic of China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the PRC authorities, our auditor is not currently inspected by the PCAOB. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions the SEC and the PCAOB will take to address the problem. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB’s inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies. On June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S. On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, or NCJs, the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in NCJs may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. After we are listed on the NYSE, if we fail to meet the new listing standards before the deadline specified thereunder due to factors beyond our control, we could face possible de-listing from the NYSE, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our ADS trading in the United States.

The PCAOB’s inspections of other firms outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB’s inspections in China prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in China, including our auditor. As a result, investors may be deprived of the benefits of PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges of issuers included on the SEC’s list for three consecutive years. On May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act, or Kennedy Bill. On July 21, 2020, the U.S. House of Representatives approved its version of the National Defense Authorization Act for Fiscal Year 2021, which contains provisions comparable to the Kennedy Bill. If either of these bills is enacted into law, it would amend the Sarbanes-Oxley Act of 2002 to direct the SEC to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over-the-counter” if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for three consecutive years after the law becomes effective. Enactment of any of such legislations or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, the market price of our ADSs could be adversely affected,

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

and we could be delisted if we are unable to cure the situation to meet the PCAOB inspection requirement in time. It is unclear if and when any of such proposed legislations will be enacted. On June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States.

If additional remedial measures are imposed on the “big four” PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging such firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could fail to timely file future financial statements in compliance with the requirements of the Exchange Act.

Starting in 2011 the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in the PRC, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or, in extreme cases, the resumption of the current proceeding against all four firms. If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined not to be in compliance with the requirements of the Exchange Act,

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

Risks Related to Our ADSs and This Offering

There has been no public market for our shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our shares or ADSs. We will apply to list our ADSs on the NYSE. Our shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

Negotiations with the underwriters will determine the initial public offering price for our ADSs which may bear no relationship to their market price after the initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The securities of some of these companies, including internet-based companies, have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of the ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•	actual or anticipated variations in our revenues, earnings and cash flow;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new offerings, solutions and expansions by us or our competitors;

•

failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates by securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

•	detrimental adverse publicity about us, our services or our industry;

•	announcements of new regulations, rules or policies relevant to our business;

•	additions or departures of key personnel;

•	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	potential litigation or regulatory investigations; and

•	other events or factors, including those resulting from war, epidemics, incidents of terrorism or responses to these events.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

The concentration of our share ownership among executive officers, directors, and principal shareholders and their affiliated entities will likely limit your ability to influence corporate matters and could discourage others from pursuing any change of control transaction that holders of our ordinary shares and ADSs may view as beneficial.

Our executive officers, directors, and their affiliated entities together beneficially own over 85.7% of our outstanding ordinary shares on an as-converted basis prior to this offering. Upon the completion of this offering, our executive officers, directors, and their affiliated entities together will beneficially own approximately         % of our total outstanding ordinary shares, assuming the underwriters do not exercise their over-allotment option, or         % of our total outstanding ordinary shares if the underwriters exercise their over-allotment option in full, without taking into account the ADSs that the existing shareholders or their affiliates may purchase in this offering. As a result of the concentration of ownership, these shareholders will have considerable influence over matters such as decisions regarding mergers and consolidations, amendments to our constitutional documents, election of directors and other significant corporate actions. Such shareholders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our ordinary shares and ADSs may view as beneficial.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$             per ADS, representing the difference

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

between the initial public offering price of US$             per ADS, the midpoint of the estimated public offering price range shown on the front cover of this prospectus, and our net tangible book value per ADS as of June 30, 2020, after giving effect to the net proceeds we receive from this offering. See “Dilution” for a more complete description of how the value of your investment in the ADSs will be diluted upon the completion of this offering.

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.

If securities or industry analysts do not publish research or publishes inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding the ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price.

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs. Upon the completion of this offering, we will have                 ordinary shares issued and outstanding, among which                 ordinary shares are in the form of ADSs, which are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up period. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our ADSs for return on your investment.

Although we currently intend to distribute dividends in the future, the amount, timing, and whether or not we actually distribute dividends at all is entirely at the discretion of our board of directors.

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that the ADSs will appreciate in value after our initial public offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs, and you may even lose your entire investment in the ADSs.

We will be a “controlled company” within the meaning of the NYSE Listed Company Manual and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

Upon the completion of this offering, we will be a “controlled company” as defined under the NYSE because Mr. Guofu Ye, our chairman of the board of directors and our chief executive officer, and Ms. Yunyun Yang, our director and vice president, will own more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. If we rely on these exemptions in the future, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Currently, we plan to rely on exemption with respect to the requirement that a majority of the board of directors consist of independent directors.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our ADSs or ordinary shares to significant adverse United States income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Based upon our current and expected income and assets, including goodwill and other unbooked intangibles not reflected on our balance sheet (taking into account the expected proceeds from this offering) and projections as to the market price of our ADSs immediately following the offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such distribution is treated as an “excess distribution” under the United States federal income tax rules, and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the ADSs or ordinary shares. For more information see “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” and “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

[Our post-offering amended and restated memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our post-offering amended and restated memorandum and articles of association contain certain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series, any or all of which may be greater than the rights associated with our ordinary shares in the form of ADSs. These provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.]

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our memorandum and articles of association that will become effective immediately prior to completion of this offering to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, however, we conduct substantially all of our operations outside the United States and a majority of our assets are located in China. In addition, all our directors and officers reside within China for a significant portion of the time and all of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or our management residing in China. In addition, China does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “—Risks Related to Our ADSs and This Offering—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. However, we cannot make such rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may not receive cash dividends if the depositary decides it is impractical to make them available to you.

The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. To the extent that there is a distribution, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. Our management has discretion over the use of proceeds we receive from this offering, and we could spend the proceeds we receive from this offering in ways our ADS holders may not agree with or that do not yield a favorable return, or no return at all. Our actual use of these proceeds may differ substantially from our plans, if any, in the future. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase our ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We incur increased costs as a result of being a public company.

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission, or the SEC, the NYSE, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly.

As a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the number of additional costs we may incur or the timing of such costs.

In addition, we will incur expenses in relation to management assessment according to requirements of Section 404(a) of the Sarbanes-Oxley Act of 2002. We also expect to incur additional significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with such corporate governance listing standards.

After we are listed on the NYSE, we will be subject to the NYSE’s corporate governance listing standards. However, the NYSE’s rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE’s corporate governance listing standards. If we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the NYSE’s corporate governance listing standards applicable to U.S. domestic issuers.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the ordinary shares which are represented by your ADSs are voted.

Holders of ADSs do not have the same rights as our shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. As an ADS holder, you will only be able to exercise the voting rights carried by the underlying ordinary shares which are represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the ordinary shares

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

underlying your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares unless you withdraw the shares, and become the registered holder of such shares prior to the record date for the general meeting. Under our post-offering memorandum and articles of association that will become effective immediately prior to completion of this offering, the minimum notice period required to be given by our company to our registered shareholders to convene a general meeting will be [seven] days. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our post-offering memorandum and articles of association that will become effective immediately prior to completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We [have agreed] to give the depositary notice of shareholder meetings sufficiently in advance of such meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying your ADSs are voted and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting. Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote the ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests.

[We are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, or to terminate the deposit agreement, without the prior consent of the ADS holders.

We are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment impose or increase fees or charges (other than in connection with foreign exchange control regulations, and taxes and other governmental charges, delivery and other such expenses) or materially prejudice an existing substantial right of the ADS holders, ADS holders will only receive 30 days’ advance notice of the amendment, and no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when we decide to list our shares on a non-U.S. securities exchange and determine not to continue to sponsor an ADS facility or when we become the subject of a takeover or a going-private transaction. If the ADS facility will terminate, ADS holders will receive at least 30 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying common shares, but will have no right to any compensation whatsoever.]

[ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, the federal or state courts in the City of New York have non-exclusive jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and / or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.]

[The depositary for the ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

•	a matter to be voted on at the meeting may have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.]

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our mission, goals and strategies;

•	our future business development, financial conditions and results of operations;

•	the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally;

•	our expectations regarding demand for and market acceptance of our products;

•	our expectations regarding our relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and our other business partners;

•	competition in our industry;

•	our proposed use of proceeds; and

•	relevant government policies and regulations relating to our business and our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary—Our Challenges,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The branded variety retail market in China and other countries and regions may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of the ADSs. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$            , or approximately US$             if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$             per ADS, which is the midpoint of the price range shown on the front page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) the net proceeds to us from this offering by US$            , assuming the number of ADSs offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional capital. We plan to use the net proceeds of this offering to expand our business operations as follows:

•	approximately % to expand our store network;

•	approximately % to invest in our warehouse and logistics network;

•	approximately % to invest in technologies and information systems; and

•

the balance for general corporate purposes, which may include investing in sales and marketing activities, expanding and upgrading our office space and facilities by acquiring land to build an office building, funding working capital needs and potential strategic investments and acquisitions, although we have not identified any specific investments or acquisition opportunities at this time.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors—Risks Related to the ADSs and This Offering—We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.”

Pending any use described above, we plan to invest the net proceeds in short-term, interest-bearing, debt instruments or demand deposits.

[We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]

In using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to satisfaction of applicable government registration and approval requirements. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, or at all. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

DIVIDEND POLICY

Although we intend to distribute dividends in the future, the amount, timing, and whether or not we actually distribute dividends at all are at the discretion of our board of directors.

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Regulation—Regulation Related to Foreign Exchange and Dividend Distribution—Regulation on Dividend Distribution.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2020:

•	on an actual basis;

•	on a pro forma basis to reflect the automatic conversion of all of our issued and outstanding preferred shares into ordinary shares on a one-for-one basis upon the completion of this offering; and

•

on a pro forma as adjusted basis to reflect (i) the automatic conversion of all of our issued and outstanding preferred shares into ordinary shares on a one-for-one basis upon the completion of this offering, and (ii) the sale of                  ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$             per ADS, which is the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2020
	Actual		Pro Forma		Pro Forma As Adjusted(1)
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Indebtedness:
Long-term borrowings	15,207	2,152	15,207	2,152
Redeemable shares with other preferential rights	2,381,327	337,055	—	—
Equity:
Share capital	69	10	78	11
Additional paid-in capital(1)	162,373	22,982	2,543,691	360,036
Other reserves	625,984	88,602	625,984	88,602
Accumulated losses	(1,125,055)	(159,241)	(1,125,055)	(159,241)
Non-controlling interests	13,583	1,923	13,583	1,923

Total equity(2)	(323,046)	(45,724)	2,058,281	291,331

Total capitalization(3)	2,073,488	293,483	2,073,488	293,483

Notes:

(1)

The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)

A US$1.00 increase/(decrease) in the assumed initial public offering price of US$             per ADS, the mid-point of the estimated range of the initial public offering price shown on the cover page of this prospectus, would increase/(decrease) each of additional paid-in capital, total equity and total capitalization by US$             million.

(3)	Total capitalization is the sum of total indebtedness and total equity.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

DILUTION

If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of June 30, 2020 was approximately US$(56) million, representing US$(0.06) per ordinary share as of that date and US$             per ADS, or US$0.29 per ordinary share and US$             per ADS on a pro forma basis. Net tangible book value represents the amount of our total assets, less the amount of our intangible assets and total liabilities. Pro forma net tangible book value per ordinary share is calculated after giving effect to the automatic conversion of all of our issued and outstanding convertible preference shares. Dilution is determined by subtracting pro forma net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$             per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in pro forma net tangible book value after June 30, 2020, other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of US$             per ADS, which is the midpoint of the estimated initial public offering price range, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2020 would have been US$            , or US$             per ordinary share and US$             per ADS. This represents an immediate increase in net tangible book value of US$             per ordinary share and US$             per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$             per ordinary share and US$             per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share		Per ADS
Assumed initial public offering price	US$		US$
Net tangible book value as of June 30, 2020	US$	(0.06)	US$
Pro forma net tangible book value after giving effect to the conversion of our preferred shares	US$	0.29	US$
Pro forma as adjusted net tangible book value after giving effect to the conversion of our preferred shares and this offering	US$		US$
Amount of dilution in net tangible book value to new investors in this offering	US$		US$

A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by US$            , the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$             per ordinary share and US$             per ADS and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$             per ordinary share and US$             per ADS, assuming no change to the number of ADSs offered by us as set forth on the front cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2020, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration			Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent
Existing shareholders			US$		%	US$	US$
New investors			US$		%	US$	US$

Total			US$	100.0%

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of the ADSs and other terms of this offering determined at pricing.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

ENFORCEABILITY OF CIVIL LIABILITIES

Cayman Islands

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include but are not limited to:

•

the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

A majority of our assets and operations are located in China. All of our directors and officers are nationals or residents of jurisdictions other than the United States and substantially all of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed                 , located at                 , as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Maples and Calder (Hong Kong) LLP has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that the judgment of the competent foreign court imposes upon the judgment debtor a liability to pay a liquidated sum for which such judgment has been given, provided such judgment (i) is final and conclusive, (ii) is not in respect of taxes, a fine or a penalty, and (iii) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

PRC

JunHe LLP, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of China would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

JunHe LLP has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. It will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

CORPORATE HISTORY AND STRUCTURE

Corporate History

We commenced our business operations in 2013 and established Miniso (Guangzhou) Co., Ltd., or Miniso Guangzhou, our current PRC holding company and one of our major operating entities in China, in October 2017. After Miniso Guangzhou was established, businesses that were originally conducted by our predecessor entity in China and related assets and liabilities were transferred to Miniso Guangzhou and its subsidiaries in China during the period from November 2017 to November 2018. Miniso Guangzhou also acquired the equity interests in certain companies that were ultimately controlled by Mr. Guofu Ye.

In December 2017, Miniso Guangzhou established Miniso (Hengqin) Enterprise Management Co., Ltd. in China, which serves as a licensor that licenses other parties the right to use our trademarks in China.

In May 2018, Miniso Guangzhou acquired all equity interest of (i) Miniso International (Guangzhou) Co., Ltd., or Miniso International, which was established in China in May 2017 by our predecessor entity, and (ii) Miniso Youxuan Technology (Guangzhou) Co., Ltd., or Miniso Youxuan, which was established as a wholly-owned subsidiary of Miniso International in China in August 2017. Miniso International primarily engages in international trade businesses. Miniso Youxuan and its subsidiaries are primarily responsible for implementing our e-commerce initiative.

During the period from September 2018 to November 2018, we (i) acquired 67% of the equity securities of PT. Miniso Lifestyle Trading Indonesia, which was established in January 2017 in Indonesia by a company controlled by Mr. Guofu Ye, (ii) established MIHK Management Inc. as the holding company of our business operations in Canada, (iii) acquired 100% of the equity securities of USA Miniso Depot Inc., which was established by an individual on behalf of Mr. Guofu Ye in the United States, and (iv) acquired 100% of the equity securities of Miniso Life Style Private Limited, which was established in June 2017 in India by a company controlled by Mr. Guofu Ye. The main businesses operated by these subsidiaries are as follows:

•	PT. Miniso Lifestyle Trading Indonesia primarily engages in selling our products to local distributors, which in turn sell our products to local consumers.

•	MIHK Management Inc. conducts business operations in Canada through its subsidiaries. Prior to the establishment of Miniso Canada, our local distributors operated MINISO stores in Canada.

•	USA Miniso Depot Inc. serves as the holding company of our business operations in the United States and operates our business in the United States through its subsidiaries.

•	Miniso Life Style Private Limited primarily engages in import and export business, local distributions, and franchising activities.

In addition to the above overseas operations, we also conduct business operations through subsidiaries in Japan, Ukraine, Uzbekistan, Poland and Singapore. Besides, our products are sold in a number of other overseas markets such as Mexico, Philippines and Thailand through MINISO stores operated by our MINISO Retail Partners and/or local distributors.

During a reorganization in 2020, we established our current offshore holding structure. Specifically, we established Miniso Group Holding Limited, or Miniso Group, in Cayman Islands in January 2020 as our offshore holding company. In the same month, Miniso Group further established

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

in British Virgin Islands (i) Miniso Universal Holding Limited, or Miniso Universal, as our offshore holding company of our operations in China, and (ii) Miniso Global Holding Limited, or Miniso Global, as our offshore holding company of our overseas operations. In February 2020, Miniso Universal further established Miniso Development Hong Kong Limited, or Miniso Development HK, in Hong Kong to (a) hold Miniso Guangzhou, our PRC holding company, and (b) engage in overseas operations through entering into master license agreements and product sales agreements with overseas MINISO Retail Partners and local distributors.

After the completion of the reorganization in 2020, Miniso Global became the offshore holding company of our overseas operations and hold our overseas subsidiaries directly or indirectly through Miniso Investment Hong Kong Limited, or Miniso Investment HK, a subsidiary we established in Hong Kong in November 2017. Miniso Hong Kong Limited, or Miniso HK, which we established in Hong Kong in January 2018, currently serves as a licensor that licenses the right to use our trademarks to overseas parties. Miniso HK also enters into intellectual property related agreements for our overseas operations.

In May 2019, our board of directors approved a plan to dispose of certain loss-making subsidiaries that operate the NOME business, Minihome business, MINISO African business and MINISO German business within one year, and the results of these operations are included as discontinued operations accordingly. We completed the disposal of these businesses during the period from December 2019 to April 2020. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Discontinued Operations.”

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

Corporate Structure

The following diagram illustrates our corporate structure as of the date of this prospectus consisting of our principal subsidiaries.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statement of profit or loss data (other than US$ and ADS data) for the fiscal years ended June 30, 2019 and 2020, selected consolidated statement of financial position data as of July 1, 2018, June 30, 2019 and 2020, and selected consolidated statement of cash flows data for the fiscal years ended June 30, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with IFRS as issued by the IASB. We have not included the selected financial information as of and for the fiscal years ended June 30, 2016, 2017 and 2018, as we qualify as an issuer that adopts IFRS as issued by the IASB for the first time and are permitted to present selected financial information for the two most recent financial years as opposed to the five most recent financial years. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table presents our selected consolidated statement of profit or loss and other comprehensive income for the fiscal years ended June 30, 2019 and 2020:

	For the fiscal year ended June 30,
	2019	2020
	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected consolidated statements of profit or loss data:
Continuing operations:
Revenue	9,394,911	8,978,986	1,270,893
Cost of sales	(6,883,931)	(6,246,488)	(884,133)

Gross profit	2,510,980	2,732,498	386,760
Other income	10,468	37,208	5,266
Selling and distribution expenses(1)	(818,318)	(1,190,477)	(168,501)
General and administrative expenses(1)	(593,205)	(796,435)	(112,728)
Other net income	24,423	45,997	6,511
Credit loss on trade and other receivables	(90,124)	(25,366)	(3,590)
Impairment loss on non-current assets	(27,542)	(36,844)	(5,215)

Operating profit	1,016,682	766,581	108,503
Finance income	7,311	25,608	3,625
Finance costs	(25,209)	(31,338)	(4,436)
Net finance costs	(17,898)	(5,730)	(811)
Fair value changes of paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights	(709,780)	(680,033)	(96,252)

Profit before taxation	289,004	80,818	11,440
Income tax expense	(279,583)	(210,949)	(29,858)

Profit/(loss) for the year from continuing operations	9,421	(130,131)	(18,418)

Discontinued operations:
Loss for the year from discontinued operations, net of tax	(303,830)	(130,045)	(18,407)

Loss for the year	(294,409)	(260,176)	(36,825)

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

	For the fiscal year ended June 30,
	2019	2020
	RMB	RMB	US$
	(in thousands, except for share and per share data)

Attributable to:
Equity shareholders of the Company	(290,647)	(262,267)	(37,121)
Non-controlling interests	(3,762)	2,091	296

Loss for the year	(294,409)	(260,176)	(36,825)

Loss per share(2)
—Basic	(0.32)	(0.26)	(0.04)
—Diluted	(0.32)	(0.26)	(0.04)
Earnings/(loss) per share(2)—Continuing operations
—Basic	0.01	(0.12)	(0.02)
—Diluted	0.01	(0.12)	(0.02)
Other comprehensive (loss)/profit for the year	(4,834)	6,361	900
Total comprehensive loss for the year	(299,243)	(253,815)	(35,925)
Equity shareholders of the Company	(296,062)	(256,583)	(36,317)
Non-controlling interests	(3,181)	2,768	392
Total comprehensive loss for the year	(299,243)	(253,815)	(35,925)

Non-IFRS Measure(3):
Adjusted net profit	868,801	970,790	137,406

Notes:

(1)	Equity-settled share-based payment expenses were allocated as follows:

	For the fiscal year ended June 30,
	2019	2020
	RMB	RMB	US$
	(in thousands)
Equity-settled share-based payment expenses:
Selling and distribution expenses	33,097	127,743	18,081
General and administrative expenses	88,961	236,637	33,494

Total	122,058	364,380	51,575

(2)

Our company was incorporated on January 7, 2020 during the reorganization to establish our current offshore structure and issued 976,634,771 ordinary shares in January 2020. For purposes of calculating basic and diluted earnings/(loss) per share, the number of ordinary shares outstanding of 865,591,398 used in the calculation, which excludes 111,043,373 ordinary shares issued to share incentive awards holding vehicles as these shares are regarded as treasury shares for purposes of calculating per share data, has been retroactively adjusted to reflect the issuance of ordinary shares by our company in connection with the incorporation of our company and the reorganization as if these events had occurred at the beginning of the earliest period presented.

(3)	See “Prospectus Summary—Summary Consolidated Financial and Operating Data—Non-IFRS Financial Measure.”

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

The following table presents our selected consolidated statement of financial position data as of July 1, 2018, June 30, 2019 and June 30, 2020:

	As of July 1,	As of June 30,
	2018	2019	2020
	RMB	RMB	RMB	US$
		(in thousands)
Selected consolidated statements of financial position data:
Cash and cash equivalents from continuing operations	228,106	1,546,280	2,853,980	403,955
Inventories	1,089,474	1,308,957	1,395,674	197,545
Trade and other receivables	1,755,040	830,751	729,889	103,309
Total current assets	3,077,276	4,511,719	4,986,599	705,807
Total assets	3,645,360	5,226,115	5,836,251	826,068
Trade and other payables	2,349,077	2,363,739	2,419,795	342,500
Total current liabilities	2,691,820	3,245,979	3,309,643	468,450
Total liabilities	3,080,747	5,340,089	6,159,297	871,792
Total equity/(deficit)	564,613	(113,974)	(323,046)	(45,724)
Total equity and liabilities	3,645,360	5,226,115	5,836,251	826,068

The following table presents our selected consolidated statement of cash flows data for the fiscal years ended June 30, 2019 and 2020:

	For the fiscal year ended June 30,
	2019	2020
	RMB	RMB	US$
	(in thousands)
Selected consolidated statements of cash flows data:
Net cash generated from operating activities	1,038,471	826,484	116,981
Net cash (used in)/generated from investing activities	(210,915)	462,815	65,507
Net cash generated from/(used in) financing activities	619,858	(117,706)	(16,660)

Net increase in cash and cash equivalents	1,447,414	1,171,593	165,828
Cash and cash equivalents at beginning of year as presented in the consolidated statement of cash flows	228,106	1,686,218	238,669
Effect of movements in exchange rates on cash held	10,698	(3,831)	(542)

Cash and cash equivalents at end of year as presented in the consolidated statement of cash flows	1,686,218	2,853,980	403,955
Cash and cash equivalents of discontinued operations	(139,938)	—	—
Cash and cash equivalents at end of year as presented in the consolidated statement of financial position	1,546,280	2,853,980	403,955

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.” Our consolidated financial statements have been prepared in accordance with IFRS.

Overview

We are a fast-growing global value retailer offering a variety of design-led lifestyle products. Within seven years since we opened our first store in China in 2013, we have built our flagship brand “MINISO” as a globally recognized retail brand and established a massive store network worldwide. As of June 30, 2020, we served consumers primarily through our network of over 4,200 MINISO stores, of which we directly operated 129, including over 2,500 MINISO stores in China and over 1,680 MINISO stores across over 80 countries and regions in the rest of the world. Our revenue reached RMB9.0 billion (US$1.3 billion) in the fiscal year ended June 30, 2020. The aggregate GMV of products sold through our network reached RMB19.0 billion (US$2.7 billion) in 2019, making us the largest global branded variety retailer of lifestyle products, according to the Frost & Sullivan Report.

Aesthetically pleasing design, quality and affordability are at the core of every product we deliver. In the fiscal year ended June 30, 2020, we offered consumers a wide selection of approximately 8,000 core SKUs, the vast majority of which are under our flagship brand “MINISO.” These products span across 11 major categories, including home decor, small electronics, textile, accessories, beauty tools, toys, cosmetics, personal care, snacks, fragrance and perfumes, and stationery and gifts. In the fiscal year ended June 30, 2020, we launched an average of over 600 SKUs per month. We continually and frequently roll out products of high appeal, high quality and high affordability, promoting a relaxing, treasure-hunting and engaging shopping experience that appeals to all demographics regardless of their cultural background and geographical location.

We pair value concepts with a touch of appeal, creativity and innovation, focusing on long-term sustainability instead of short-term profits. Our highly effective approach to retail, which mainly encompasses dynamic product development, co-branding collaborations, and an efficient supply chain, are critical to the success of our business.

Our revenue decreased by 4.4% from RMB9,394.9 million for the fiscal year ended June 30, 2019 to RMB8,979.0 million (US$1,270.9 million) for the fiscal year ended June 30, 2020. Our gross profit increased by 8.8% from RMB2,511.0 million for the fiscal year ended June 30, 2019 to RMB2,732.5 million (US$386.8 million) for the fiscal year ended June 30, 2020. Our gross margin improved from 26.7% for the fiscal year ended June 30, 2019 to 30.4% for the fiscal year ended June 30, 2020. Our loss for the year decreased by 11.6% from RMB294.4 million in the fiscal year ended June 30, 2019 to RMB260.2 million (US$36.8 million) in the fiscal year ended June 30, 2020. Our adjusted net profit, a non-IFRS financial measure, increased by 11.7% from RMB868.8 million for the fiscal year ended June 30, 2019 to RMB970.8 million (US$137.4 million) for the fiscal year ended June 30, 2020. See “Summary Consolidated Financial and Operating Data—Non-IFRS Financial Measure.”

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

Key Factors Affecting Our Results of Operations

Our business and results of operations are affected by a number of general factors that impact the overall consumption and market for lifestyle products, including, among others, overall economic trends and related impact on consumer behavior, production and procurement costs, and the competitive environment. Unfavorable changes in any of these general conditions could materially and adversely affect our results of operations.

While our business is influenced by these general factors, our results of operations are more directly affected by the following company-specific factors.

Store Network Expansion in China

Our ability to expand our store network, especially in China, is a key driver of our revenue growth. Our revenue generated from China was RMB6,364.0 million and RMB6,044.1 million (US$855.5 million) in the fiscal years ended June 30, 2019 and 2020, accounting for 67.7% and 67.3% of our total revenue for the same periods, respectively. Outside of seven MINISO stores directly operated by us, substantially all of the MINISO stores were operated under the MINISO Retail Partner model in China as of June 30, 2020. Our store network expansion in China is primarily sustained by our continued success in enticing them to open more MINISO stores at optimal locations. As a result, the number of MINISO stores in China increased from 2,311 as of June 30, 2019 to 2,533 as of June 30, 2020. The expansion of our store network has been negatively affected by the COVID-19. See “Business—Our Store Network” and “Risk Factors—Risks relating to our business and industry—Our operations have been and may continue to be affected by COVID-19 pandemic” for more information on the impact of the COVID-19 on the expansion of our store network.

Our mutually beneficial and long-lasting relationships with MINISO Retail Partners are largely attributable to our powerful brand, easy-to-operate model and attractive returns. Our innovative MINISO Retail Partner model allows the MINISO Retail Partners to rely on the strength of our “MINISO” brand and receive substantial store management guidance from us, while reaping sizeable financial reward from product sales. Based on a survey conducted by Frost & Sullivan, MINISO Retail Partners generally recover their store investment in a period of 12 to 15 months after store opening. They are thus incentivized to re-invest their capital with us and to mobilize resources to expand our store network.

Globalization Strategy

Our results of operations are affected by our ability to execute our globalization strategy, which primarily involves expanding into new international markets and growing our store network overseas. Our revenue from markets outside of China was RMB3,030.9 million and RMB2,934.9 million (US$415.4 million) in the fiscal years ended June 30, 2019 and 2020, accounting for 32.3% and 32.7% of our total revenue for the same periods, respectively. In the majority of the international markets, we expand our store network by using the distributor model. Depending on factors such as market environment and local regulations, we also utilize direct operation and the MINISO Retail Partner model for international store network expansion. The significant revenue contribution from international markets demonstrates the appeal of our “MINISO” brand across geographical and cultural boundaries and testifies to the success of our globalization strategy. The number of MINISO stores outside of China increased from 1,414 as of June 30, 2019 to 1,689 as of June 30, 2020. The expansion of our store network has been negatively affected by the COVID-19. See “Business—Our Store Network” and “Risk Factors—Risks relating to our business and industry—Our operations have been and may continue to be affected by COVID-19 pandemic” for more information on the impact of the COVID-19 on the expansion of our store network.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

Revenue per MINISO store

While we continue to expand our store network, our results of operations are also affected by revenue per MINISO store. Our revenue per MINISO store, which is calculated by dividing (x) revenue of MINISO brand (excluding Africa and Germany) by (y) the average of number of stores at the beginning and the end of the relevant period. Our revenue per store has fluctuated significantly historically, and may continue to fluctuate in future periods. As a fast-growing global value retailer, we expect to continue to face intense competition in a variety of the markets we operate. Our ability to successfully leverage our competitive strengths, including our ability to continue to offer high appeal, high quality and high affordability products, take a disciplined approach in store network expansion, develop highly efficient supply chain, deepen consumer engagement and strengthen technical capability will all affect our revenue per store, our business operation and results of operations.

Product Value Propositions

We primarily generate revenues from sales of aesthetically pleasing, high-quality and affordable lifestyle products that are responsive to the evolving tastes and needs of consumers. Our dynamic product development and the resulting exceptional product value propositions to consumers have contributed to our growth and brand affinity. Our product managers identify relevant market trends and collaborate closely with our designers and suppliers to develop products that reflect an optimal balance of appeal, quality and price. Furthermore, our co-branding collaborations with IP licensors owning popular brands unlock exciting product design possibilities and elevate our brand awareness. As a result of our distinct approach to product design and development, we maintained a live portfolio of around 8,000 core SKUs spanning 11 categories, with an average of over 600 SKUs launched per month in the fiscal year ended June 30, 2020.

Efficient Supply Chain

Our ability to manage an integrated and seamless supply chain significantly impacts the results of our operations, as cost-effective procurement sets the foundation for our competitive product pricing, and efficient planning affects our speed to market. Leveraging China’s unmatched massive supply chain in the lifestyle product sector, we source from highly qualified suppliers who are able to meet our sophisticated demands. As part of our efforts to optimize supply chain, we build mutually beneficial relationships with our suppliers by procuring products in large volumes, being punctual with our payments to them and guiding them towards better production efficiency and enhanced cost control. In addition, we digitally integrate suppliers through our supply chain management system to better coordinate with them and streamline the supply chain process for enhanced productivity. These strengths of our supply chain have led to sustained advantages in both procurement cost and efficiency, which allows us to price competitively. In the fiscal year ended June 30, 2020, more than 95% of our products had retail prices under RMB50 (US$7.08) in China.

Impact of COVID-19

The outbreak of COVID-19 has severely impacted China and the rest of the world. Our business and operations have also been affected as a result. In an effort to contain the spread of COVID-19, many countries, including China, have taken precautionary measures, such as imposing travel restrictions, quarantining individuals infected with or suspected of having COVID-19, encouraging employees of enterprises to work remotely, and cancelling public activities, among others.

Operations of our directly operated stores and MINISO Retail Partner stores in China have been adversely impacted by the foregoing measures, suffering from temporary store closures mainly from February through April 2020 and reduction of operating hours on occasion. Our product shipment has

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

also been adversely impacted, with certain of our warehouses in the PRC being temporarily closed, which caused suspension of our product shipments to overseas distributors. Our MINISO stores and warehouses in China have resumed normal operation since March 2020. As of June 30, 2020, more than 95% of MINISO stores in China were open and operating under normal business hours. As a result of the negative impact of COVID-19 on our operation in China, our revenue generated from the PRC decreased by 5.0% from RMB6,364.0 million in the fiscal year ended June 30, 2019 to RMB6,044.1 million (US$855.5 million) in the fiscal year ended June 30, 2020.

Our overseas operations have been adversely impacted since late March 2020 following the spread of COVID-19 around the world, with most MINISO stores overseas being temporarily closed since late March 2020. Overseas MINISO stores have been gradually resuming normal operations. As of June 30, 2020, over 20% of MINISO stores in overseas markets were closed. As a result, our revenue generated from overseas markets decreased by 3.2% from RMB3,030.9 million in the fiscal year ended June 30, 2019 to RMB2,934.9 million (US$415.4 million) in the fiscal year ended June 30, 2020.

While the duration of the pandemic, disruption to our business and related financial impact cannot be reasonably estimated at this time, we currently expect that our consolidated results of operations for the rest of calendar year 2020 will be affected with potential continuing impact in subsequent periods. See “Risk Factors—Risks Related to Our Business and Industry—Our operations have been and may continue to be affected by COVID-19 pandemic.”

Key Components of Results of Operations

Revenue

We primarily derive our revenue from sales of lifestyle products through sales to MINISO Retail Partners, sales to distributors, retail sales in directly operated stores and through online channels. Other sources of revenue mainly include license fees from MINISO Retail Partners and distributors, and sales-based royalties and sales-based management and consultation service fees income from MINISO Retail Partners. The following table sets forth the components of our revenue by amounts and percentages of our total revenue for the periods presented:

	For the fiscal year ended, June 30, 2019		For the fiscal year ended, June 30, 2020

	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenue:
Sales of lifestyle products	8,464,669	90.1	8,055,414	1,140,170	89.7
License fees, sales-based royalties, and management and consultation service fees	612,602	6.5	587,644	83,176	6.6
Others	317,640	3.4	335,928	47,547	3.7

Total	9,394,911	100.0	8,978,986	1,270,893	100.0

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

The following table breaks down our revenue by geographic region for the periods presented:

	For the fiscal year ended, June 30, 2019		For the fiscal year ended, June 30, 2020

	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenue:
China	6,363,998	67.7	6,044,100	855,487	67.3
Other Asian countries excluding China	1,738,348	18.5	1,428,035	202,125	15.9
Americas	1,049,334	11.2	1,221,058	172,830	13.6
Europe	124,600	1.3	172,169	24,369	1.9
Others	118,631	1.3	113,624	16,082	1.3

Total	9,394,911	100.0	8,978,986	1,270,893	100.0

Cost of Sales

Our cost of sales consists of carrying amount of inventories sold and inventory write-down. Our cost of sales was RMB6,883.9 million and RMB6,246.5 million (US$884.1 million) in the fiscal years ended June 30, 2019 and 2020, respectively. In the same periods, our carrying amount of inventories sold accounted for 98.7% and 98.9% of our cost of sales, respectively.

Gross Profit and Margin

The following table sets forth our gross profit and gross margin for the periods presented:

	For the fiscal year ended June 30,
	2019	2020
	RMB	RMB	US$
	(in thousands, except for percentage)
Gross profit	2,510,980	2,732,498	386,760
Gross margin (%)	26.7	30.4	30.4

Other Income

Other income consists of tax refund and government grants. Government grants mainly represented unconditional cash awards granted by the local authorities in the PRC.

Selling and Distribution Expenses

Selling and distribution expenses primarily consist of (i) payroll and employee benefits, which cover salaries, wages and bonus, contributions to social security contribution plan, welfare expenses, and equity-settled share-based payment expenses, (ii) depreciation and amortization expenses, (iii) logistics expenses, (iv) promotion and advertising expenses, (v) licensing expenses, and (vi) other expenses. Our selling and distribution expenses were RMB818.3 million and RMB1,190.5 million (US$168.5 million) in the fiscal years ended June 30, 2019 and 2020, respectively.

General and Administrative Expenses

General and administrative expenses primarily consist of (i) payroll and employee benefits, which cover salaries, wages and bonus, contributions to social security contribution plan, welfare expenses, and equity-settled share-based payment expenses, (ii) depreciation and amortization expenses, (iii) tax

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

and surcharges, (iv) finance and legal service fees, (v) traveling expenses, and (vi) other expenses. Our general and administrative expenses were RMB593.2 million and RMB796.4 million (US$112.7 million) in the fiscal years ended June 30, 2019 and 2020, respectively.

Other Net Income

Other net income mainly consists of net foreign exchange gain, investment income from other investments and scrap income.

Taxation

Our income tax expense represented a significant portion of our profit before taxation for the fiscal years ended June 30, 2019 and 2020, primarily because of the occurrence of two large non-tax deductible expense items in those two periods, namely fair value changes of paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights and equity-settled share-based payment expenses. Our fair value changes of paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights totaled RMB709.8 million in the fiscal year ended June 30, 2019 and RMB680.0 million (US$96.3 million) in the fiscal year ended June 30, 2020. Our equity-settled share-based payment expenses totaled RMB122.1 million in the fiscal year ended June 30, 2019 and RMB364.4 million (US$51.6 million) in the fiscal year ended June 30, 2020.

Cayman Islands and the British Virgin Islands

Pursuant to the rules and regulations of the Cayman Islands and the BVI, we are not subject to any income tax in the Cayman Islands and the British Virgin Islands.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our Hong Kong subsidiaries are subject to Hong Kong profits tax at the rate of 16.5% on their taxable income generated from the operations in Hong Kong. A two-tiered profits tax rates regime was introduced in 2018 where the first HKD2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates.

The PRC

Under the Corporate Income Tax (“CIT”) Law, our subsidiaries established in the PRC are subject to a unified statutory CIT rate of 25%. A subsidiary established in Hengqin New Area of Zhuhai, a pilot free trade zone in the PRC, met the criteria for a preferential income tax rate of 15%.

United States

Under United States Internal Revenue Code, our subsidiaries established in United States are subject to a unified Federal CIT rate of 21% and variable state income and franchise tax depends on which state the subsidiaries has nexus with. Most of subsidiaries in United States are operated in the state of California, and thus they will be subject to state income tax rate of 8.84%.

Indonesia

Our subsidiary incorporated in Indonesia elected to pay profit tax at 0.5% of gross revenue for the fiscal years 2018 and 2019. In the following years, our subsidiary is subject to the prevailing statutory

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

tax rate on taxable income. In response to the COVID-19 outbreak, the statutory tax rate will be progressively lowered to 22% for fiscal year 2020 and 2021, and 20% starting from fiscal year 2022 onwards.

India

Under the Income Tax Act 1961 enacted in India, our subsidiary incorporated India is subject to a profit tax rate of 26%.

Canada

Under the Canadian federal and provincial tax rules, our subsidiaries incorporated in Canada are subject to the combined Canadian federal and provincial statutory income tax rates ranging from 23% to 31% depending on the location of the operation.

Discontinued Operations

In May 2019, our board of directors approved a plan to dispose of the NOME business, Minihome business, MINISO African business and MINISO German business within one year, and the results of these operations are included as discontinued operations accordingly. We continued to actively manage these operations until the disposal transactions completed. We completed the disposal of the NOME business, Minihome business and MINISO African business during the period from December 2019 to March 2020, and the MINISO German business in April 2020. Our loss from discontinued operations, net of tax was RMB303.8 million and RMB130.0 million (US$18.4 million) in the fiscal years ended June 30, 2019 and 2020, respectively.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

Results of Operations

The following table sets forth a summary of our consolidated results of operations in absolute amount and as a percentage of our total revenue for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of our future trends.

	For the fiscal year ended June 30,
	2019		2020
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Continuing operations:
Revenue	9,394,911	100.0	8,978,986	1,270,893	100.0
Cost of sales	(6,883,931)	(73.3)	(6,246,488)	(884,133)	(69.6)

Gross profit	2,510,980	26.7	2,732,498	386,760	30.4

Other income	10,468	0.1	37,208	5,266	0.4
Selling and distribution expenses(1)	(818,318)	(8.7)	(1,190,477)	(168,501)	(13.3)
General and administrative expenses(1)	(593,205)	(6.3)	(796,435)	(112,728)	(8.9)
Other net income	24,423	0.3	45,997	6,511	0.5
Credit loss on trade and other receivables	(90,124)	(1.0)	(25,366)	(3,590)	(0.3)
Impairment loss on non-current assets	(27,542)	(0.3)	(36,844)	(5,215)	(0.4)
Operating profit	1,016,682	10.8	766,581	108,503	8.5
Finance income	7,311	0.1	25,608	3,625	0.3
Finance costs	(25,209)	(0.3)	(31,338)	(4,436)	(0.3)
Net finance costs	(17,898)	(0.2)	(5,730)	(811)	(0.1)
Fair value changes of paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights	(709,780)	(7.6)	(680,033)	(96,252)	(7.6)
Profit before taxation	289,004	3.1	80,818	11,440	0.9
Income tax expense	(279,583)	(3.0)	(210,949)	(29,858)	(2.3)
Profit/(loss) for the year from continuing operations	9,421	0.1	(130,131)	(18,418)	(1.4)

Discontinued operations:
Loss for the year from discontinued operations, net of tax	(303,830)	(3.2)	(130,045)	(18,407)	(1.4)

Loss for the year	(294,409)	(3.1)	(260,176)	(36,825)	(2.9)

Attributable to:
Equity shareholders of the Company	(290,647)	(3.1)	(262,267)	(37,121)	(2.9)
Non-controlling interests	(3,762)	(0.0)	2,091	296	0.0

Loss for the year	(294,409)	(3.1)	(260,176)	(36,825)	(2.9)

Non-IFRS Measure(2):
Adjusted net profit	868,801	9.2	970,790	137,406	10.8

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

Notes:
(1)	Equity-settled share-based payment expenses were allocated as follows:

	For the fiscal year ended June 30
	2019	2020
	RMB	RMB	US$
	(in thousands)
Equity-settled share-based payment expenses:
Selling and distribution expenses	33,097	127,743	18,081
General and administrative expenses	88,961	236,637	33,494

Total	122,058	364,380	51,575

(2)	See “Prospectus Summary—Summary Consolidated Financial and Operating Data—Non-IFRS Financial Measure.”

Fiscal year ended June 30, 2020 compared to fiscal year ended June 30, 2019

Revenue

Our revenue decreased by 4.4% from RMB9,394.9 million in the fiscal year ended June 30, 2019 to RMB8,979.0 million (US$1,270.9 million) in the fiscal year ended June 30, 2020, which was attributable to a decrease in sales of lifestyle products by 4.8% from RMB8,464.7 million to RMB8,055.4 million (US$1,140.2 million), as well as a decrease in revenue from license fees, sales-based royalties, and management and consultation service fees by 4.1% from RMB612.6 million to RMB587.6 million (US$83.2 million).

The decrease in our revenue was mainly attributable to the negative impact of COVID-19 on our PRC and international operations during the period. As a result of the temporary store closures, reduction of operating hours and shipment suspensions caused by COVID-19, our revenue generated from the PRC decreased by 5.0% from RMB6,364.0 million in the fiscal year ended June 30, 2019 to RMB6,044.1 million (US$855.5 million) in the fiscal year ended June 30, 2020, and our revenue generated from international markets decreased by 3.2% from RMB3,030.9 million to RMB2,934.9 million (US$415.4 million) during the same period. See “—Impact of COVID-19.”

During the period, the total number of MINISO stores, including those in China and international markets, increased from 3,725 as of June 30, 2019 to 4,222 as of June 30, 2020. Most of the new stores were opened in the second half of 2019 calendar year before the outbreak of COVID-19. Our revenue per MINISO store, however, decreased by 19.8% from RMB2.7 million in the fiscal year ended June 30, 2019 to RMB2.2 million in the fiscal year ended June 30, 2020, mainly due to the outbreak of COVID-19, and to a lesser extent, due to our new store expansion in lower-tier cities and under-penetrated locations as we continued to expand our store network and some competition issues we faced in 2019 and 2020. See “Risk Factors—Risks Relating to Our Business and Industry—Our revenue per store has experienced, and may continue to experience, significant fluctuations from period to period.”

Cost of sales

Our cost of sales decreased by 9.3% from RMB6,883.9 million in the fiscal year ended June 30, 2019 to RMB6,246.5 million (US$884.1 million) in the fiscal year ended June 30, 2020.

Gross profit

Gross profit increased by 8.8% from RMB2,511.0 million in the fiscal year ended June 30, 2019 to RMB2,732.5 million (US$386.8 million) in the fiscal year ended June 30, 2020, and gross margin increased from 26.7% to 30.4% during the same period. The increase in gross margin was mainly

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

driven by (i) a decrease in our applicable value-added tax rate, and (ii) our expanding co-branded product offering and its associated higher gross margin during the fiscal year ended June 30, 2020.

Other income

Our other income increased by 255.4% from RMB10.5 million in the fiscal year ended June 30, 2019 to RMB37.2 million (US$5.3 million) in the fiscal year ended June 30, 2020, which was primarily due to the receipt of a substantial amount of government grants in April 2020.

Selling and distribution expenses

Our selling and distribution expenses increased from RMB818.3 million in the fiscal year ended June 30, 2019 to RMB1,190.5 million (US$168.5 million) in the fiscal year ended June 30, 2020. Excluding equity-settled share-based payment expenses, our selling and distribution expenses increased by 35.3% from RMB785.2 million to RMB1,062.7 million (US$150.4 million) during the same period. The increase was primarily attributable to (i) an increase in licensing expenses from RMB21.9 million to RMB109.5 million (US$15.5 million), as a result of our expanding co-branding collaborations, (ii) an increase in depreciation and amortization expense from RMB154.5 million to RMB214.5 million (US$30.4 million) due to us having more directly operated stores overseas, and (iii) an increase in promotion and advertising expenses from RMB85.6 million to RMB128.4 million (US$18.2 million) in connection with our large-scale media promotional events during the fiscal year ended June 30, 2020.

General and administrative expenses

Our general and administrative expenses increased by 34.3% from RMB593.2 million in the fiscal year ended June 30, 2019 to RMB796.4 million (US$112.7 million) in the fiscal year ended June 30, 2020. The increase was primarily attributable to an increase in payroll and employee benefits from RMB348.6 million to RMB549.8 million (US$77.8 million), driven by a substantial increase in equity-settled share-based payment expenses. Excluding equity-settled share-based payment expenses, our general and administrative expenses increased by 11.0% from RMB504.2 million to RMB559.8 million (US$79.2 million) during the same period, with payroll and employee benefits increasing from RMB259.7 million to RMB313.2 million (US$44.3 million).

Other net income

Our other net income increased from RMB24.4 million in the fiscal year ended June 30, 2019 to RMB46.0 million (US$6.5 million) in the fiscal year ended June 30, 2020, mainly due to an increase in investment income from other investments.

Credit loss on trade and other receivables

Our credit loss on trade and other receivables was RMB90.1 million and RMB25.4 million (US$3.6 million) in the fiscal years ended June 30, 2019 and 2020, respectively. The credit loss during the fiscal year ended June 30, 2019 was primarily attributable to the loss allowance made for trade receivables from an overseas distributor due to the deterioration of its financial status during the period.

Impairment loss on non-current assets

Our impairment loss on non-current assets was RMB27.5 million and RMB36.8 million (US$5.2 million) in the fiscal years ended June 30, 2019 and 2020, respectively. We record impairment loss on non-current assets of directly operated stores.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

Operating profit

As a result of the foregoing, we recorded operating profit of RMB766.6 million (US$108.5 million) in the fiscal year ended June 30, 2020, compared to RMB1,016.7 million in the fiscal year ended June 30, 2019.

Finance income

Our finance income increased by 250.3% from RMB7.3 million in the fiscal year ended June 30, 2019 to RMB25.6 million (US$3.6 million) in the fiscal year ended June 30, 2020. The increase was mainly due to a substantial increase in interest income from bank deposits.

Finance costs

Our finance costs increased by 24.3% from RMB25.2 million in the fiscal year ended June 30, 2019 to RMB31.3 million (US$4.4 million) in the fiscal year ended June 30, 2020, mainly due to an increase in interest on our lease liabilities and loans and borrowings.

Fair value changes of paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights

Our fair value changes of paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights were a loss of RMB709.8 million and a loss of RMB680.0 million (US$96.3 million) in the fiscal years ended June 30, 2019 and 2020, respectively. The change was primarily due to the fact that the valuation of the paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights increased less in the fiscal year ended June 30, 2020 relative to the valuation increase in the previous fiscal year, which resulted from a lesser increase in the equity valuation of our business.

Income tax expense

We recorded income tax expense of RMB210.9 million (US$29.9 million) in the fiscal year ended June 30, 2020, compared to RMB279.6 million in the fiscal year ended June 30, 2019.

Profit/(loss) from continuing operations

As a result of the foregoing, we recorded a loss of RMB130.1 million (US$18.4 million) from continuing operations in the fiscal year ended June 30, 2020, compared to a profit of RMB9.4 million from continuing operations in the fiscal year ended June 30, 2019.

Loss for the year from discontinued operations, net of tax

We recorded a loss for the year from discontinued operations, net of tax of RMB130.0 million (US$18.4 million) in the fiscal year ended June 30, 2020, compared to RMB303.8 million in the fiscal year ended June 30, 2019.

Loss for the year

As a result of the foregoing, we recorded a loss of RMB260.2 million (US$36.8 million) in the fiscal year ended June 30, 2020, compared to a loss of RMB294.4 million in the fiscal year ended June 30, 2019.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

Adjusted net profit

As a result of the adjustments laid out under “Prospectus Summary—Summary Consolidated Financial and Operating Data—Non-IFRS Financial Measure,” our adjusted net profit was RMB970.8 million (US$137.4 million) in the fiscal year ended June 30, 2020, compared to RMB868.8 million in the fiscal year ended June 30, 2019.

Selected Quarterly Results of Operations

The following table sets forth our quarterly revenues derived from our unaudited quarterly consolidated financial statements of profit or loss for each of the eight quarters from July 1, 2018 to June 30, 2020. We have prepared the unaudited quarterly consolidated financial statements on the same basis as we have prepared our audited consolidated financial statements. The unaudited quarterly consolidated financial statements for each of the eight quarters from July 1, 2018 to June 30, 2020 include all adjustments, consisting only of normal recurring adjustments, that our management considered necessary for a fair statement of our financial position, the results of operations and cash flows for the quarters. Our historical results are not necessarily indicative of the results to be expected for any future period. The following quarterly revenues for the quarters indicated are qualified by reference to and should be read in conjunction with our consolidated financial statements and related notes which are included elsewhere in this prospectus.

	For the Three Months Ended,
	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020
	(RMB in thousands)

Revenue	2,201,221	2,446,262	2,231,485	2,515,943	2,988,800	2,803,843	1,633,127	1,553,216

Our business is subject to seasonal fluctuation, typically with relatively stronger performance in the quarters ended September 30 and December 31. As a result of the negative impact of COVID-19, we slowed down our store expansion both in China and globally, and our revenue decreased significantly, during the quarters ended March 31, 2020 and June 30, 2020. See “—Impact of COVID-19.”

Selected Balance Sheet Items

Trade and Other Receivables

Our trade and other receivables mainly include trade receivables, amounts due from related parties, miscellaneous expenses due from MINISO Retail Partners and distributors, VAT recoverable, rental deposits, and prepayments for inventories. As of June 30, 2019 and 2020, our trade and other receivables were RMB830.8 million and RMB729.9 million (US$103.3 million), including trade receivables of RMB409.1 million and RMB329.9 million (US$46.7 million), respectively. The decrease in trade receivables was primarily due to the disruption of our overseas operation and the associated slowdown in product sales in the first half of 2020 resulting from the adverse impact of COVID-19. Our trade receivables turnover days were 18 and 15 days in the fiscal years ended June 30, 2019 and 2020, respectively. The decrease in trade receivables turnover days was mainly due to better working capital management. Trade receivables turnover days for a given period are equal to average trade receivables calculated from the beginning and ending balances of the period divided by revenues during the period and then multiplied by the number of days during the period. Amounts due from related parties included in trade and other receivables were RMB140.7 million and RMB14.1 million (US$2.0 million) as of June 30, 2019 and 2020, respectively. These were mainly cash advances to related parties for the purposes of completing our corporate restructuring, and the outstanding balances have been fully repaid to us as of the date of this prospectus.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

Inventories

Our inventories include finished goods and low-value consumables. As of June 30, 2019 and 2020, our inventories were RMB1,309.0 million and RMB1,395.7 million (US$197.5 million), respectively, remaining relatively stable. Our inventory turnover days were 63 and 78 days in the fiscal years ended June 30, 2019 and 2020, respectively. The increase in inventory turnover days mainly reflected the adverse impact from COVID-19 on our overseas store operation and supply chain in the first half of 2020. Our inventory turnover days for a given period are equal to average balances of inventories calculated from the beginning and ending balances of the period divided by cost of sales during the period and then multiplied by the number of days during the period.

Trade and Other Payables

Our trade and other payables primarily include trade payables, payroll payable, accrued expenses, other taxes payable, deposits, and amounts due to related parties. As of June 30, 2019 and 2020, our trade and other payables were RMB2,363.7 million and RMB2,419.8 million (US$342.5 million), including trade payables of RMB591.3 million and RMB483.3 million (US$68.4 million), respectively. The decrease in trade payables was mainly due to the disruption of our overseas operation and the associated slowdown in inventory procurement in the first half of 2020 resulting from the adverse impact of COVID-19. The increase in other payables from RMB1,772.4 million as of June 30, 2019 to RMB1,936.5 million (US$274.1 million) as of June 30, 2020 was primarily due to the increase in deposits as a result of an increased number of stores. Our trade payables turnover days were 29 and 31 days in the fiscal year ended June 30, 2019 and 2020, respectively. The increase in trade payables turnover days was due to the adverse impact from COVID-19. Trade payables turnover days for a given period are equal to average trade payables calculated from the beginning and ending balances of the period divided by cost of sales during the period and then multiplied by the number of days during the period.

Liquidity and Capital Resources

Cash Flows

The following table sets forth a summary of our cash flows for the years presented:

	For the fiscal year ended June 30,
	2019	2020
	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	1,038,471	826,484	116,981
Net cash (used in)/generated from investing activities	(210,915)	462,815	65,507
Net cash generated from/(used in) financing activities	619,858	(117,706)	(16,660)

Net increase in cash and cash equivalents	1,447,414	1,171,593	165,828
Cash and cash equivalents at the beginning of year as presented in the consolidated statement of cash flows	228,106	1,686,218	238,669
Effect of movements in exchange rates on cash held	10,698	(3,831)	(542)

Cash and cash equivalents at the end of year as presented in the consolidated statement of cash flows	1,686,218	2,853,980	403,955

Cash and cash equivalents of discontinued operations	(139,938)	—	—
Cash and cash equivalents at end of year as presented in the consolidated statement of financial position	1,546,280	2,853,980	403,955

To date, our primary sources of liquidity have been cash flows from operations. Our cash and cash equivalents from continuing operations were RMB1,546.3 million and RMB2,854.0 million

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

(US$404.0 million) as of June 30, 2019 and 2020, respectively. Cash and cash equivalents from continuing operations comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash.

As of June 30, 2020, we had 3 unsecured bank loans from PRC banks with a remaining term of maturity of under 1 year and an aggregate principal amount of RMB400.0 million (US$56.6 million), and unsecured bank loans from U.S. banks with an aggregate principal amount of US$1.4 million that are maturing in April 2022. One unsecured bank loan for RMB200.0 million (US$28.3 million) had become repayable on demand as of June 30, 2020 due to one of our subsidiaries not meeting certain financial covenants of the loan. All of the three unsecured bank loans from PRC banks were fully repaid in July 2020.

As of June 30, 2020, 31%, 66% and 3% of our cash and cash equivalents from continuing operations were denominated in U.S. dollars, Renminbi, and other currencies, respectively. For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Holding Company Structure.”

We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. After this offering, we may decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

In utilizing the proceeds we expect to receive from this offering, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to PRC regulations. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Use of Proceeds”.

Operating Activities

Net cash generated from operating activities for the fiscal year ended June 30, 2020 was RMB826.5 million (US$117.0 million). This amount was primarily attributable to loss of RMB130.1 million (US$18.4 million) for the year from continuing operations adjusted for certain non-cash items, primarily consisting of (i) fair value changes of paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights of RMB680.0 million (US$96.3 million), (ii) equity-settled share-based payment expenses of RMB364.4 million (US$51.6 million), (iii) depreciation and amortization of RMB268.7 million (US$38.0 million), and (iv) impairment loss on non-current assets of RMB36.8 million (US$5.2 million) and changes in certain working capital accounts that increased operating cash flows, primarily consisting of a RMB50.3 million (US$7.1 million) increase in trade and other payables, partially offset by (i) a RMB120.2 million (US$17.0 million) increase in trade and other receivables, (ii) a RMB86.7 million (US$12.3 million) increase in inventories, (iii) cash flows from discontinued operations of RMB68.1 million (US$9.6 million), and (iv) a RMB29.0 million (US$4.1 million) decrease in contract liabilities. The increase in

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

trade and other payables was mainly due to the increase in deposits as a result of an increased number of stores. The increases in trade and other receivables and inventories were primarily caused by the disruption of our overseas operation and the associated slowdown in product sales in the first half of 2020 resulting from the adverse impact of COVID-19.

Net cash generated from operating activities for the fiscal year ended June 30, 2019 was RMB1,038.5 million. This amount was primarily attributable to a profit of RMB9.4 million for the year from continuing operations adjusted for certain non-cash items, primarily consisting of (i) fair value changes of paid-in capital subject to redemption and other preferential rights of RMB709.8 million, (ii) depreciation and amortization of RMB191.8 million, (iii) equity-settled share-based payment expenses of RMB122.1 million, and (iv) impairment loss on non-current assets of RMB27.5 million, and changes in certain working capital accounts that increased operating cash flows, primarily consisting of (i) a RMB509.9 million increase in trade and other payables, and (ii) a RMB119.0 million increase in contract liabilities, partially offset by a RMB392.8 million increase in inventories. The increase in trade and other payables was mainly due to the increase in deposits as a result of an increased number of stores. The increase in inventories was mainly due to the growth of our lifestyle product sales.

Investing Activities

Net cash generated from investing activities for the fiscal year ended June 30, 2020 was RMB462.8 million (US$65.5 million), consisting primarily of proceeds from disposal of other investments and repayment from the controlling shareholder, partially offset by payments for purchases of other investments and property, plant and equipment and intangible assets, and cash disposed in connection with discontinued operations.

Net cash used in investing activities in the fiscal year ended June 30, 2019 was RMB210.9 million, consisting primarily of payment for purchases of other investments and property, plant and equipment and intangible assets, cash flows from discontinued operations and cash advances to related parties, partially offset by proceeds from disposal of other investments and proceeds from repayment from the controlling shareholder.

Financing Activities

Net cash used in financing activities for the fiscal year ended June 30, 2020 was RMB117.7 million (US$16.7 million), primarily due to payment of the capital element and interest element of lease liabilities and dividend payments, partially offset by proceeds from loans and borrowings from third parties.

Net cash generated from financing activities in the fiscal year ended June 30, 2019 was RMB619.9 million, primarily due to proceeds from paid-in capital subject to redemption and other preferential rights and proceeds from capital injection from shareholders, partially offset by cash flows from discontinued operations, capital and interest payments on lease liabilities and repayment of loans and borrowings.

Capital Expenditures

Our capital expenditures are primarily incurred for the purposes of purchasing IT systems and renovating MINISO stores that we directly operated. Our capital expenditures were RMB116.1 million in the fiscal year ended June 30, 2019 and RMB57.0 million (US$8.1 million) in the fiscal year ended June 30, 2020. We intend to fund our future capital expenditures with our existing cash balance, short-term investments and anticipated cash flows from operations. We will continue to make well-planned capital expenditures to meet the expected growth of our business.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

Contractual Obligations

As of June 30, 2020, our capital commitment amounted to RMB13.5 million (US$1.9 million), mainly arising from certain purchase contracts of software signed with suppliers. The majority of this capital commitment is due within one year.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of June 30, 2020.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Critical Accounting Policies and Estimates

We prepare our financial statements in accordance with IFRS issued by the IASB, which requires us to make judgments, estimates, and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience, and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of significant accounting policies, judgments, and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus. When reviewing our financial statements, you should consider (i) our selection of significant accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies, and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Revenue recognition

Product sales to retail partners. We have entered into a series of agreements with certain retail partners, primarily in the PRC, which mainly include a license agreement and a sales agreement (collectively “Franchise Agreements”), whereby the retail partners are licensed to operate the retail partner stores and are authorized to sell, in their own retail stores, the products that they have purchased from us. Revenue from sales to these retail partners is recognized at the point when they obtain the legal title of the products and become obliged to pay for the products, which is when the retail partners sell the products to their customers in their own retail stores.

For product sales to retail partners, we have determined that the retail partners are the customers of us. The retail partners operate retail stores at their own chosen locations under the framework set out under the Franchise Agreements. At inception of the franchise arrangement, retail partners are required to place a deposit with us which covers the estimated maximum value of merchandise that

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

their stores may hold throughout the franchise period, and this amount is reviewed upon renewal of the franchisee arrangement. The deposit is refundable at the expiry of the Franchise Agreements, provided that the retail partners have no remaining merchandise unsold and have settled other balances with us.

The retail partners employ and manage their own staff to operate the stores and serve their customers (i.e. end consumers who visit the stores), and bear the costs associated with the operation. The retail partners’ retail stores generally carry a wide range of merchandise that they exercise discretion to select from our array of product categories.

The retail partners are responsible for the placement, physical custody and condition of the merchandise that they have selected after the deliveries are accepted in stores. They also control the physical access to merchandise in possession through their operation of the retail stores. In general, we do not have any obligation or practice to accept any return of unsold products, except in rare cases such as a latent defect subject to a product recall or certain limited seasonal items that have passed their sales season.

The retail partners have the right to price their merchandise within a specified range of the recommended retail price set by us. They also have the ability to carry out discretionary promotional campaigns for their stores or decide whether to participate in promotional campaigns launched by us. The retail partners can offer more discounts on selected items beyond the range specified in discretionary promotional campaigns, and will have to bear a substantial portion of reduced margin from lowering the sales price for such campaigns.

Impairments of non-current assets

In considering the impairment losses that may be required for certain property, plant and equipment, and right-of-use assets, recoverable amount of these assets needs to be determined. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for these assets may not be readily available. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgment relating to items such as level of revenue and amount of operating costs. We use all readily available information in determining an amount that is reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of items such as revenue and operating costs.

Fair value measurement of paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights

The paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights are not traded in an active market and the respective fair value is determined by using valuation techniques. We have used the discounted cash flow method to determine the underlying equity value and adopted equity allocation model to determine the fair value of the paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights. Considerable judgement is required to interpret market data used in the valuation techniques. The use of different market assumptions and / or estimation methodologies may have a material effect on the estimated fair value amounts.

Recognition of deferred tax assets

Deferred tax assets in respect of tax losses and other deductible temporary differences carried forward are recognized and measured based on the expected manner of realization or settlement of the carrying amount of the assets, using tax rates enacted or substantively enacted at the end of the

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

reporting period. In determining the carrying amounts of deferred tax assets, expected taxable profits are estimated which involves a number of assumptions relating to the operating environment of us and requires significant level of judgement exercised by the directors. Any change in such assumptions and judgement would affect the carrying amounts of deferred tax assets to be recognized and hence the net profit in future years.

Share-based compensation arrangements

We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is estimated using a model which requires the determination of the appropriate inputs. We have to estimate the forfeiture rate in order to determine the amount of share-based compensation expenses charged to the statement of profit or loss. We also have to estimate the actual vesting period of the share awards which is variable and subject to an estimate of when a qualified initial public offering of us will incur.

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control. Our management has not completed an assessment of the effectiveness of our internal control and procedures over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to our company’s lack of sufficient financial reporting and accounting personnel with an appropriate level of knowledge, experience and training in the application of IFRS and SEC reporting requirements to formalize, implement and operate key controls over financial reporting process in order to prepare, review and report financial information, and to properly address complex accounting issues and related disclosures in accordance with IFRS and financial reporting requirements set forth by the SEC. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. We and they are required to do so only after we become a public company. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

To remediate our identified material weakness, we plan to adopt measures to improve our internal control over financial reporting, including, among others: (i) hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in IFRS accounting and SEC reporting, (ii) organizing regular training for our accounting staffs, especially training related to IFRS and SEC reporting requirements, and (iii) formulating IFRS accounting policies and procedures manual, which will be maintained, reviewed and updated, on a regular basis, to the latest IFRS accounting standards.

However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. See “Risk Factors—Risks Relating to Our Business and Industry—

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If we fail to remediate our material weakness in our internal control over financial reporting, develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

Holding Company Structure

MINISO Group Holding Limited is a holding company with no material operations of its own. We conduct our operations through our subsidiaries. As a result, MINISO Group Holding Limited’s ability to pay dividends, to some extent, depends upon dividends paid by our subsidiaries. If our existing subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for March 2018, 2019 and 2020 were increases of 2.1%, 2.3% and 4.3%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

Our financial reporting currency is the RMB and changes in foreign exchange rates can significantly affect our reported results and consolidated trends. In addition, our results of operations, including margins, are affected by the fluctuation in foreign exchange rates. Our international operations generate revenues primarily in U.S. dollars. Generally, a weakening of the RMB against the U.S. dollar has a positive effect on our results of operations, while a strengthening of the RMB against the U.S. dollar has the opposite effect. We have not used any derivative financial instruments to hedge exposure to such risk.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

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We estimate that we will receive net proceeds of approximately US$             million from this offering if the underwriters do not exercise their option to purchase additional ADSs, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the initial offering price of US$             per ADS, the midpoint of the estimated initial public offering price range shown on the cover page of this prospectus. Assuming that we convert the full amount of the net proceeds from this offering into Renminbi, a 10% appreciation of U.S. dollars against Renminbi, from the exchange rate of RMB7.0651 for US$1.0000 as of June 30, 2020 to a rate of RMB7.7716 to US$1.0000, would result in an increase of RMB             million in our net proceeds from this offering. Conversely, a 10% depreciation of U.S. dollars against Renminbi, from the exchange rate of RMB7.0651 for US$1.0000 as of June 30, 2020 to a rate of RMB6.4228 to US$1.0000 would result in a decrease of RMB             million in our net proceeds from this offering.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and wealth management products, and the interest expense on our three unsecured bank loans from PRC banks with an aggregate principal amount of RMB400.0 million (US$56.6 million). Interest-earning instruments and interest-bearing loans carry a degree of interest rate risk. We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

After completion of this offering, we may invest the net proceeds that we receive from this offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 32 on page [F-68] of our consolidated financial statements included elsewhere in this prospectus.

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INDUSTRY

The information presented in this section has been derived from an industry report commissioned by us and prepared by Frost & Sullivan, an independent research firm, regarding our industry and our market position in China and around the world.

China’s Retail Market

China’s retail industry experienced a fast growth over the past three decades along with a robust economic growth and rising disposable income. According to the National Bureau of Statistics of China, the annual per capita disposable income for all households in China grew from RMB22.0 thousand in 2015 to RMB30.7 thousand in 2019, representing a CAGR of 8.8%. The stable economic development has been driving the growth of people’s consumption expenditure in China. According to the Frost & Sullivan Report, per capita consumption expenditure in China increased from RMB15.7 thousand in 2015 to RMB21.6 thousand in 2019, and is estimated to further increase to RMB29.3 thousand by 2024. The increases in consumption expenditure have been driving the growth of China’s retail market. According to the Frost & Sullivan Report, the size of China’s retail market reached RMB41.2 trillion in 2019 and is estimated to continue to grow at a CAGR of 6.0% from 2020 to 2024. The following chart illustrates the size of China’s retail market by GMV in the years presented:

Source: Frost & Sullivan

China’s Lifestyle Products Market

Lifestyle products generally refer to various kinds of consumable household products such as personal care products, bags and accessories, small electronics, textile products, toys, stationery, digital accessories and daily consumables.

According to the Frost & Sullivan Report, the development of China’s lifestyle products market can be divided into the following three stages:

Mass consumption stage (before 2002): Spending on consumable products and daily necessities increased gradually, but such spending at this stage generally was unable to reflect consumers’ personal preferences. General merchandise stores became relatively popular during this period. Along with the development of China’s economy, people’s living standards continued to improve and consumption expenditure continued to increase. Chinese consumers started to develop brand awareness.

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Brand and quality consumption stage (from 2003 to 2014):    In 2003, China’s real GDP growth rate reached double digits, the per capita nominal GDP reached RMB10,000 and the per capita disposable income reached RMB5,000. During this period of fast economic development, consumer preferences started to show a trend of brand consumption. E-commerce also experienced rapid development during this stage and online shopping became increasingly popular. The on-going urbanization created more employment opportunities and increased people’s disposable income, enabling them to pursue higher living standards and seeking products that satisfy their demand for improved living environment.

Rational and personalized consumption stage (since 2015):    In 2015, China’s real GDP growth rate slowed down to 7.0% and the per capita nominal GDP reached RMB50,000. Consumers in China have been more rational in spending and tend to choose lifestyle products that are of greater value for money and better functionality. Meanwhile, offline shoppings re-gain popularity and consumers enjoy in-person shopping experience brought by offline shoppings. Furthermore, younger generations gradually become the main force of consumption. They tend to place more emphasis on the design of lifestyle products that can reflect their individualized preference, which would further drive the growth of the lifestyle products market in China.

The lifestyle products market in China experienced a rapid development over the past two decades. According to the Frost & Sullivan Report, the size of China’s lifestyle products market increased from RMB2.6 trillion in 2015 to RMB3.7 trillion in 2019, representing a CAGR of 9.4%, outpaced the CAGR of 8.3% for China’s retail market during the same period. As a result of such rapid growth, China’s lifestyle products market has become one of the fastest growing markets across all retail segments, according to the Frost & Sullivan Report. The following chart illustrates the size of China’s lifestyle products market by GMV in the years presented:

Source: Frost & Sullivan

According to the Frost & Sullivan Report, the lifestyle products market can be divided into three sub-markets by different type of retailers: (i) branded variety retail: it generally refers to a wide mix of lifestyle products distributed by retailers with their own brands; (ii) specialty retail: it generally refers to retailers that sell specific category of products; (iii) groceries and general merchandise retail: it primarily includes convenience store, supermarkets, hypermarkets, among others, that offer a wide range of products from different brands.

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Branded Variety Retail Market in China

Branded variety retailers of lifestyle products generally target at young consumers and the lifestyle products they sell generally have a fashionable design, outstanding functionality and affordable prices. This type of retailers realize product sales typically through multiple channels such as direct sales, franchising, distributorship, or a flexible combination of different channels. For purposes of this prospectus, a retailer that derives over 50% of its total GMV from selling self-branded lifestyle products is referred to as a branded variety retailer.

Market size

As consumers’ consumption behaviors become more rational, quality lifestyle products at affordable prices are gaining popularity. Also, consumers, especially younger generations, are increasingly favoring products that could reflect their individualized preferences. These trends present substantial market opportunities and potential for branded variety retailers. According to the Frost & Sullivan Report, the size of the branded variety retail market by aggregate GMV increased from RMB50.3 billion in 2015 to RMB100.5 billion in 2019, and is estimated to further increase at a CAGR of 20.5% from 2020 to 2024. The following chart illustrates the size of the branded variety retail market in China by aggregate GMV of branded variety retailers for the years presented:

Source: Frost & Sullivan

The outbreak of COVID-19 in early 2020 sharply curtailed normal economic life throughout China and resulted in reduced consumption activities. It is expected that the branded variety market in China will experience a decline in 2020. However, with the effective control of pandemic and strong fiscal support to industry sectors and individuals that were hard hit by the COVID-19, social and economic activities in China have gradually come back to normal since the second quarter of 2020. According to the Frost & Sullivan Report, it is expected that the consumption expenditure in China will increase in a faster pace in the next few years, which will boost the recovery of the branded variety retail market in China.

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Market trends

In order to provide consumers with quality products and pleasant shopping experience, branded variety retailers have to manage their products, stores and suppliers in a comprehensive manner. Branded variety retailers need to have the business acumen to anticipate market trends and work closely with business partners in various aspects such as product design, product manufacturing, product display and product distribution to keep abreast of the market trends. According to the Frost & Sullivan Report, the key trends in the branded variety retail market are as follows:

Consumers’ increasing focus on product design and value for money.    Along with the rising living standards and rational consumption behavior, consumers in China are paying more attention to product design and affordability when purchasing lifestyle products. Besides, the rapid urbanization progress in China creates substantial growth potential for branded variety retailers as the new urban population requires quality lifestyle products to support their improving living environment.

Consumers’ rising brand awareness in branded variety retail sector.    Brand image is an important factor for consumers to choose a branded variety retailer and Chinese consumers are inclined to trust branded variety retailers with strong brand influence, global vision and wide network coverage as these features are considered by consumers in China as reliable indicators for product quality. Meanwhile, influential brand image facilitates branded variety retailers’ cooperation with best business partners across the supply chain, increases their bargain power in such cooperation. As a result, branded variety retailers in China are expected to further strengthen their brand image, promote their brands among consumers so as to generate more sales.

Flexible business model reaching a market with great potential.    Branded variety retailers realize product sales typically through multiple channels such as direct sales, franchising, distributorship, or a flexible combination of different channels. In order to establish or strengthen brand recognition and further acquire market shares, branded variety retailers in China would continue to adopt the asset-light franchising business model, under which franchisees (or channel partners) take charge of store operations and bear operational costs so that branded variety retailers (or brand owners) could focus on updating product portfolio to cater to evolving consumer demand, improving supply chain efficiency, and optimizing network efficiency. Compared with the direct sales model, under which brand owners generally take charge of all aspects of business operations including product design, warehousing, logistics and product sales, the asset-light franchising model could help branded variety retailers expand in scale rapidly and respond to changes in market demand flexibly. The franchising model in China is widely adopted by branded variety retailers and is expected to help branded variety retailers achieve a higher penetration rate in low-tier cities.

Further integration of online and offline channels and monetization of consumer flow.    Compared with online shopping where consumers normally have a planned consumption for specific products, purchasing variety retail products offline is usually an unplanned consumption behavior. Offline-based branded variety retail could provide consumers with an in-person, comfortable and sometimes surprise-filled shopping experience with direct access to products they are going to purchase and attentive services from retailers. To further address consumers’ evolving demands for offline shopping and monetize online consumer traffic, branded variety retailers in China would continue to optimize the “online + offline” business approach and monetize their online consumer communities so as to better support the growth of their offline retail businesses.

Increasing focus on supply chain efficiency.    In order to cooperate more efficiently with business partners on supply chain and respond quickly to evolving customer preferences, branded variety retailers have been continuously optimizing supply chain management by applying more advanced information technologies. For example, the application of new technologies allows branded variety

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retailers to have timely access to operational data, changes of consumer demands, warehousing details, among others, which improves the efficiency of the cooperation with business partners such as suppliers, retail or distribution partners, and technical vendors and prompted the emergence of innovative models of cooperation and improve the efficiency of network and operational management.

Competitive landscape

According to the Frost & Sullivan Report, competition in the branded variety retail market in China is fierce and fragmented with more than 1,000 players. Top five players have an aggregate market share of 19.8% in terms of GMV in 2019. According to the Frost & Sullivan Report, leading players are expected to gain more market shares and the level of market concentration is expected to increase.

In 2019, we generated GMV of RMB11.0 billion in China, which accounted for a market share of 10.9%. According to the Frost & Sullivan Report, we are ranked first in the branded variety retail market in China as measured by GMV generated by branded variety retailers of lifestyle products.

According to the Frost & Sullivan Report, effective supply chain management, superior product design capability and omni-channel shopping experience are key factors determining competitive positions in the branded variety retail market.

Global Branded Variety Retail Market

The global branded variety retail market has grown steadily over the past two decades. According to the Frost & Sullivan Report, the size of the global branded variety retail market by aggregate GMV increased from US$32.9 billion in 2015 to US$52.0 billion in 2019, and is estimated to continue to grow at a CARG of 19.1% from 2020 to 2024. The following chart illustrates the size of the branded variety retail market by aggregate GMV of branded variety retailers for the years presented:

Source: Frost & Sullivan

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Branded variety retail market in developed countries

According to the Frost & Sullivan Report, key macroeconomic factors, including GDP growth, population, urbanization rate, are defining the development of lifestyle products market in various regions. Consumers in developed countries generally have a stable household income and relatively stronger spending power, which allow them to pursue higher standards of living. As a result, consumers in developed countries have a stable demand for quality lifestyle products. Meanwhile, customers in developed countries are generally more rational in spending compared with those in developing countries and favor lifestyle products that deliver attractive value for money. The market of branded variety retail of lifestyle products in developed countries is relatively mature and is expected to maintain a steady growth.

Taking the United States and Canada as examples, the following table shows the size of the branded variety retail market by GMV in these countries for the years presented:

											CAGR
	2015	2016	2017	2018	2019	2020E	2021E	2022E	2023E	2024E	2015 ~ 2019	2020E ~ 2024E
	(US$ Billion)
United States	8.4	9.1	9.9	10.7	11.6	8.7	11.7	14.3	15.4	16.5	8.4%	17.4%
Canada	0.9	0.9	1.0	1.1	1.2	1.0	1.2	1.4	1.5	1.5	7.5%	10.7%

Branded variety retail market in developing countries

The GDP growth rate in developing countries maintained at a high level. For example, the GDP of China, India and Indonesia grew at CAGRs of 9.6%, 8.4% and 6.8%, respectively, from 2015 to 2019. Consumers’ growing consumption expenditure in these countries demonstrates a great potential for the future development of the branded variety retail market. Besides, driven by further penetration in lower-tier cities and new consumer demands, the branded variety retail market in developing countries has experienced a rapid growth over the past few years. The increasing urbanization rate in developing countries also drove the growth of demand for lifestyle products, especially those of high quality but at affordable price.

Taking Indonesia, India and Mexico as examples, the following table shows the size of the branded variety retail market by GMV in these countries for the years presented:

											CAGR
	2015	2016	2017	2018	2019	2020E	2021E	2022E	2023E	2024E	2015-2019	2020E-2024E
	(US$ Billion)
Indonesia	0.9	1.0	1.1	1.3	1.5	1.3	1.5	2.2	2.6	3.0	13.6%	23.3%
India	1.4	1.6	1.9	2.3	2.7	2.1	2.9	3.6	4.3	5.0	17.8%	24.2%
Mexico	1.3	1.4	1.6	1.8	2.1	1.7	2.3	2.9	3.5	4.0	12.7%	23.9%

Competitive landscape

According to the Frost & Sullivan Report, competition in the global branded variety retail market is fierce and fragmented. Top five players have an aggregate market share of approximately 15.7% in terms of GMV in 2019. It is expected that the aggregate market share of top five players would further increase in the next few years.

In 2019, we generated GMV of RMB19.0 billion globally and had a market share of 5.2% in the global branded variety retail market. According to the Frost & Sullivan Report, we are ranked first in the global branded variety retail market as measured by GMV generated by branded variety retailers of lifestyle products.

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BUSINESS

Mission

Our mission is to enable everyone to enjoy life’s little surprises.

Overview

We are a fast-growing global value retailer offering a variety of design-led lifestyle products. Within seven years since we opened our first store in China in 2013, we have built our flagship brand “MINISO” as a globally recognized retail brand and established a massive store network worldwide. As of June 30, 2020, we served consumers primarily through our network of over 4,200 MINISO stores, of which we directly operated 129, including over 2,500 MINISO stores in China and over 1,680 MINISO stores across over 80 countries and regions in the rest of the world. Our revenue reached RMB9.0 billion (US$1.3 billion) in the fiscal year ended June 30, 2020. The aggregate GMV of products sold through our network reached RMB19.0 billion (US$2.7 billion) in 2019, making us the largest global branded variety retailer of lifestyle products, according to the Frost & Sullivan Report.

Aesthetically pleasing design, quality and affordability are at the core of every product we deliver. In the fiscal year ended June 30, 2020, we offered consumers a wide selection of approximately 8,000 core SKUs, the vast majority of which are under our flagship brand “MINISO.” These products span across 11 major categories, including home decor, small electronics, textile, accessories, beauty tools, toys, cosmetics, personal care, snacks, fragrance and perfumes, and stationery and gifts. In the fiscal year ended June 30, 2020, we launched an average of over 600 SKUs per month. We continually and frequently roll out products of high appeal, high quality and high affordability, promoting a relaxing, treasure-hunting and engaging shopping experience that appeals to all demographics regardless of their cultural background and geographical location.

We pair value concepts with a touch of appeal, creativity and innovation, focusing on long-term sustainability instead of short-term profits. Our highly effective approach to retail, which mainly encompasses dynamic product development, co-branding collaborations, and an efficient supply chain, are critical to the success of our business.

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Dynamic product development.    The collective efforts of product managers, designers and suppliers help us achieve dynamic product development. Our highly experienced product managers are responsible for identifying trends, co-creating product designs in collaboration with our designers, coordinating with suppliers on production and bringing the finished products to market. We have made significant investment in our design capabilities by maintaining a dedicated and capable in-house design team and partnering with capable third-party designers, and have established our MINISO Design Academy to fully integrate these design capabilities to create trendy, attractive and quality products. Our philosophy is to launch approximately 100 new SKUs, every 7 days, carefully selected from a large library of 10,000 product ideas, which we refer to as the “711 philosophy.” We believe our efficiency and speed-to-market at large scale are difficult for competitors to replicate.

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Co-branding collaborations.    Our co-branding collaborations with IP licensors owning popular brands allow us to capitalize on cultural phenomena or influential trends in mass media by featuring their elements in our product design and adding exciting diversity to our products. Our established co-branding relationships with 17 IP licensors are a strong testimony to our brand value and elevate our brand equity and awareness by unlocking new possibilities of product design. As a result, more consumers are attracted to our MINISO stores to enjoy a shopping experience replete with pleasant surprises.

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Efficient supply chain.    Leveraging China’s unmatched and massive supply chain, we source directly from highly qualified manufacturers in China that can meet our sophisticated demands. Our large procurement volumes as a result of our scale further contribute to our procurement cost advantages. We maintain a mutually beneficial relationship with our suppliers by being punctual with our payments to them and helping them grow with us. In addition, we digitally integrate suppliers and streamline the supply chain process through our supply chain management system and regularly assist suppliers in improving production efficiency and cost control, which enable us to continuously optimize our supply chain in terms of efficiency. We believe our efficient supply chain sets the foundation for our competitive product pricing strategy.

We have accumulated in-depth operational know-how based on our deep insights into consumer tastes and preferences developed from serving millions of consumers on a daily basis. We use such know-how to optimize and systemize key aspects of MINISO store operation from welcoming ambience and friendly staff, to easy-to-navigate store layout, and precise product curation. Our technology augments our operational know-how by giving us deeper insights into consumer preferences. Our smart-store systems allow us to customize merchandise mix and product curation on a store level based on the analysis of consumer behavioral patterns. Our focus on delivering distinct value propositions within a relaxing and engaging shopping environment generates excitement and encourages frequent visits, allowing us to build a large and loyal base of consumers mostly from the younger generations. In the fiscal year ended June 30, 2020, there were a total of about 416 million visits to the MINISO stores equipped with our smart-store system, over 30% of which resulted in purchases. During the same period, over 80% of the consumers visiting MINISO stores in China were under the age of 40 and about 60% of them were under the age of 30.

Our path to success in our home market, China, depends on the effectiveness and scalability of our MINISO Retail Partner model. Under this innovative model, MINISO Retail Partners mobilize their resources to open and operate MINISO stores at optimal locations and shoulder the associated capital expenditure and operating expenses, while we let them use our brand and provide them with valuable guidance on key aspects of store operation in exchange for a pre-agreed portion of in-store sales proceeds. The MINISO Retail Partners keep the remaining sales proceeds and we retain inventory ownership until in-store sale to consumers. The MINISO Retail Partner model aligns the interests and creates mutual benefits between us and the MINISO Retail Partners, where we achieve rapid store network expansion with consistent brand image and consumer experience in an asset-light manner, and our MINISO Retail Partners attain attractive investment returns. Based on a survey conducted by Frost & Sullivan, our MINISO Retail Partners generally recover their store investment in a period of 12 to 15 months after store opening. Our MINISO Retail Partners are also motivated to maintain a loyal relationship with us. As of June 30, 2020, 488 of our 742 MINISO Retail Partners had invested in MINISO stores for over 3 years.

Our playbook, underpinned by a relaxing shopping experience full of delightful surprises, is designed to resonate with business partners, distributors and consumers across the globe. Since we opened our first MINISO store in China in 2013, we had expanded to over 1,680 MINISO stores in over 80 countries and regions outside of China as of June 30, 2020. We accomplished such international store expansion under flexible models tailored to local conditions, including direct operation, the MINISO Retail Partner model, and partnership with local distributors. Our insights into local consumer tastes and preferences and our sourcing capabilities enable us to meet the local demands in each international market. As a testament to our expanding international operation, our revenue from markets outside of China accounted for 32.3% and 32.7% of our total revenue for the fiscal years ended June 30, 2019 and 2020, respectively.

Our revenue decreased by 4.4% from RMB9,394.9 million for the fiscal year ended June 30, 2019 to RMB8,979.0 million (US$1,270.9 million) for the fiscal year ended June 30, 2020. Our gross profit

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increased by 8.8% from RMB2,511.0 million for the fiscal year ended June 30, 2019 to RMB2,732.5 million (US$386.8 million) for the fiscal year ended June 30, 2020. Our gross margin improved from 26.7% for the fiscal year ended June 30, 2019 to 30.4% for the fiscal year ended June 30, 2020. Our loss for the year decreased by 11.6% from RMB294.4 million in the fiscal year ended June 30, 2019 to RMB260.2 million (US$36.8 million) in the fiscal year ended June 30, 2020. Our adjusted net profit, a non-IFRS financial measure, increased by 11.7% from RMB868.8 million for the fiscal year ended June 30, 2019 to RMB970.8 million (US$137.4 million) for the fiscal year ended June 30, 2020. See “Summary Consolidated Financial and Operating Data—Non-IFRS Financial Measure.”

Our Strengths

We believe that the following competitive strengths contribute to our success and set us apart from our competitors:

Fast-growing Global Value Retailer Offering Design-led Lifestyle Products

We are a fast-growing global value retailer of lifestyle products as evidenced by the speed of expansion of our store network globally. We opened our first store in China in 2013, and we had become a globally proven retail concept with more than 4,200 stores worldwide as of June 30, 2020, including over 2,500 stores in over 300 cities across China and over 1,680 stores across over 80 countries and regions throughout the rest of the world. We have the most extensive retail network for lifestyle products in terms of countries and regions covered globally, according to the Frost & Sullivan Report. In 2019, we generated GMV of RMB19.0 billion (US$2.7 billion) globally, which makes us the largest global branded variety retailer of lifestyle products, according to the same source.

In a tireless pursuit of an optimal balance of appeal, quality and price, we strive to deliver the right merchandise, adapt to evolving consumer needs and preferences and maximize consumer value. For the fiscal year ended June 30, 2020, we offered approximately 8,000 core SKUs across 11 categories under our flagship brand “MINISO,” which represent extreme value-for-money globally. In the fiscal year ended June 30, 2020, more than 95% of our products had retail prices under RMB50 (US$7.08) in China. Our product pricing in overseas markets is also competitive by local standards. Our balanced approach has made our products have high quality and high appeal in addition to high affordability, which constitute hard-to-replicate, enticing value propositions that attract constant consumer spending globally. We believe our products and the associated value propositions contribute to our robust growth and resilience through economics cycles.

Frequently-refreshed Product Assortment with Universal Appeal

Our frequently-refreshed assortment of products have universally appealing design and increasingly feature elements from popular brands in collaboration with us, which make for an engaging treasure-hunt shopping experience for consumers and drive organic store traffic and frequent visits.

Our products reflect designs of mass appeal, and they are also frequently refreshed to satisfy the evolving needs and preferences of consumers. Our highly experienced product managers work closely with our designers and suppliers in product design to ensure that our product designs are innovative, trendy, feasible and appealing to mass consumers. As of June 30, 2020, we had won a total of 28 reputable international design awards, including iF Product Design Awards, Red Dot Design Awards, European Product Design Awards, K-Design Awards, A’ Design Awards and Red Star Design Awards, which attest to our strengths in product design. Our “711 philosophy”—every 7 days, to launch approximately 100 new SKUs, carefully selected from a large library of 10,000 product ideas—drives our speed to market and adds to the diversity and trendiness of our product assortment. In the fiscal year ended June 30, 2020, we launched an average of over 600 SKUs per month.

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Co-branding with IP licensors signifies our another effort to frequently refresh our product assortment. Collaborations with IP licensors owning popular brands allow us to capitalize on cultural phenomena or influential trends in mass media by featuring their elements in our product design, adding exciting diversity to our products and attracting more consumers to MINISO stores as a result. Our agreements with IP licensors typically have a term of less than three years. Under these agreements, we are licensed to manufacture, sell and promote co-branded products within licensed territories. The royalties we are obligated to pay our IP licensors typically consist of fixed minimum of royalties and royalties equal to a certain percentage of sales of co-branded products. Our co-branding collaborations with 17 IP licensors who own many popular brands, are a strong testimony to our brand value and product competency. We believe our co-branding collaborations elevate our brand equity and awareness by unlocking new possibilities of product design. Leveraging our in-depth know-how, we actively explore collaboration with popular brands that resonate with a broad group of consumers globally, invoking a feeling of trendiness and fun. For the fiscal year ended June 30, 2020, we offered approximately 2,300 co-branded core SKUs across 11 product categories.

Highly Efficient Supply Chain Delivering Extreme Value-for-Money

Our deeply cultivated supply chain differentiates us from other industry players and allows us to offer an evolving assortment of quality products at exceptional value. Leveraging China’s unmatched massive supply chain in the lifestyle product sector, we source our products from over 600 suppliers. These suppliers are mostly highly qualified manufacturers in China, with some having extensive experience in supplying to other global brands, and they are able to meet our sophisticated demand cost-effectively and efficiently. We carefully nurture our mutually beneficial relationships with our suppliers by procuring in large volumes directly from manufacturers, being punctual with our payment to them, and guiding them towards better production efficiency and enhanced cost control.

We excel in supply chain management as a result of our efforts in deeply integrating suppliers within our product development and supply chain process. Our designers, product managers and suppliers collaborate closely to rapidly roll out popular products catering to changing consumer tastes and preferences across global markets. Furthermore, almost all of our suppliers are digitally connected with us through our supply chain management system, and the system can give suppliers access to real-time sales data on our end. This enables us to synchronize with suppliers to dynamically optimize production planning and minimize inventory risk.

Our highly efficient supply chain has allowed us to achieve production flexibility, fast inventory turnover, rapid product launches and procurement cost advantages. We had average inventory turnover of 63 days and 78 days in the fiscal years ended June 30, 2019 and 2020, respectively. Our procurement cost advantages have also enabled our competitive pricing strategy. In the fiscal year ended June 30, 2020, more than 95% of our products had retail prices under RMB50 (US$7.08) in China.

In-depth Know-how and Digitalization Driving Operational Excellence

We have accumulated in-depth operational know-how from extensive experience and deep consumer insights developed through our interaction with millions of consumers visiting MINISO stores on a daily basis. We place strong emphasis on optimizing and systemizing every key aspect of store operations using such know-how to create a relaxing and engaging shopping environment. The standardized layout, decoration and lighting, modestly priced products, and the friendly staff in a MINISO store all contribute to a welcoming ambience for store visitors, who will also find the store easy to navigate due to its optimized product arrangement and display.

Our technological capabilities further augment our operational effectiveness and efficiency on a store level. Our smart-store systems allow each equipped MINISO store to track consumer profiles,

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in-store behavioral patterns and product sales trends to customize store-level merchandise mix and product curation and enable in-time inventory replenishment and re-allocation among stores, minimizing inventory risk.

We have been developing omni-channel consumer engagement that goes beyond consumer interaction in our store network to the online space. We first launched our membership program in China in August 2018. As of June 30, 2020, we had rapidly accumulated 22.3 million members who had made purchase at least once during the past 12 months. We also provide shopping options via a variety of online channels by allowing consumers to place orders through our WeChat Mini Programs and third-party e-commerce platforms. Furthermore, store managers of MINISO stores in China run WeChat groups of store visitors to further engage with consumers who would like to learn more about our brands and products on a more regular and personal basis.

Highly Effective and Scalable MINISO Retail Partner Model

We employ our innovative MINISO Retail Partner model extensively in China as well as in certain overseas markets, such as Indonesia, to facilitate store network expansion. Our MINISO Retail Partner model disrupts the status quo of the traditional store operation models, allowing us to quickly and effectively expand our store network in an asset-light manner while maintaining consistent brand image and consumer experience across MINISO stores.

Under the MINISO Retail Partner model, MINISO Retail Partners join our store network by mobilizing their resources to open and operate MINISO stores at optimal locations, shouldering the associated capital expenditure and operating expenses. On the other hand, we guide the MINISO Retail Partners in key aspects of store operation while maintaining ownership of store inventory before it gets sold to consumers in exchange for a pre-agreed portion of sales proceeds. This model creates an attractive investment opportunity with robust cash flows for our MINISO Retail Partners. Based on a survey conducted by Frost & Sullivan, our MINISO Retail Partners generally recover their store investment in a period of 12 to 15 months after store opening. Our MINISO Retail Partners are also motivated to maintain a loyal relationship with us. As of June 30, 2020, 488 out of our total 742 MINISO Retail Partners had invested in MINISO stores for over 3 years.

Our in-depth operational know-how allows us to provide valuable guidance to MINISO Retail Partners in store operation in the form of store management and consultation services. The store management and consultation services optimize and unify store operations in key aspects, mainly including store layout and decoration, interior design, staff training, pricing, product curation and inventory replenishment, to maintain consistent brand image, consumer experience and product pricing across MINISO stores. Since we have direct access to key operational data from MINISO Retail Partner stores, we can help our MINISO Retail Partners systematically customize merchandise mix and product display down to the store level and coordinate inventory management on a real-time basis.

Globalization Capabilities Fueling Expansion at Scale

Our globalization capabilities, coupled with our compelling value propositions to consumers, allow us to penetrate into the vast under-served markets and explore the significant potential of the global lifestyle product market. We believe our value propositions to consumers are universal, and products of high appeal, high quality and high affordability with frequent renewals speak to consumers across the globe.

In expanding our global footprint, we tailor our merchandising strategy to local conditions of each destination market. Our local consumer insights and collaboration with international design partners have allowed us to promptly introduce products catering to local needs with designs reflecting local

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tastes and preferences in international markets. We have also developed local sourcing capabilities to boost our localization efforts, including to source products that are uniquely local or cannot easily be sourced elsewhere.

We have adopted a range of flexible store operation models, including direct operation model, MINISO Retail Partner model and the distributor model, as we expand our global footprints. Our brand attraction, operational know-how and proven track record have well positioned us to be the partner of choice for overseas business partners who wish to join our store network.

According to the Frost & Sullivan Report, in only seven years since the opening of our first MINISO store, we have become the largest branded variety retailer of lifestyle products globally as measured by GMV and had the most extensive global store network, consisting of over 2,500 MINISO stores in China and over 1,680 MINISO stores overseas as of June 30, 2020. Our revenue contribution from overseas markets was 32.3% and 32.7% in the fiscal years ended June 30, 2019 and 2020, respectively. Our store network expansion and our revenue have been negatively affected by the COVID-19. See “—Our Store Network,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—The Impact of COVID-19” and “Risk Factors—Risks Relating to Our Business and Industry—Our operations have been and may continue to be affected by COVID-19 pandemic” for more information on the impact of the COVID-19 on our revenue and our store network expansion.

Visionary Founder and Entrepreneurial Management Team

We benefit from the vision and experience of our senior management team. Their rich industry experience, concrete vision, and strong execution capabilities have enabled us to deliver robust business growth in the rapidly changing retail industry. Mr. Guofu Ye, our founder and chief executive officer, is a seasoned entrepreneur with approximately 20 years of retail experience and a successful business track record. Mr. Ye has set the strategic direction for our business with a relentless focus on bringing high-appeal, high-quality merchandise with exceptional value to consumers globally. This commitment is shared by our experienced and stable management team, who has over 16 years of relevant industry experience on average. All of our executive officers have joined from leading retail companies in China, with extensive expertise across a broad range of business areas, including merchandizing, finance, store operations and supply chain management. We have cultivated a corporate culture of valuing sustainable growth and strong execution capabilities.

Our Strategies

We aim to further grow our business by pursuing the following strategies:

Expand and Upgrade Our Store Network

We believe there is still huge potential for market expansion in China, and we plan to further expand our store network in China. We intend to take a disciplined approach in store network expansion to capture opportunities in lower-tiered cities in China and further penetrate the cities we have covered. In addition, we plan to add more MINISO stores of a bigger size in the future, which tend to have a larger product selection and lead to a better shopping experience, and we will also capitalize on locations with proven consumer traffic and high sales potential.

In overseas markets, we plan to actively identify and collaborate with the right business partners and local distributors to open more MINISO stores. We will continue to apply our flexible store operation models to further expand our store network based on local conditions in each market. Moreover, we will continue to develop and more deeply penetrate strategic markets, most notably North America and India.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

Enhance Product Development and Supply Chain Capabilities

We will maintain and improve the value propositions of our products. We will further enhance our dynamic product development strategy and enrich our product offerings by launching more SKUs in the existing categories, timely adjust our merchandise mix catering to consumer preferences across the globe, and expand to new adjacent product categories within the lifestyle segment. Furthermore, we plan to deepen our relationships with existing co-branding partners and foster new co-branding collaborations to drive product innovation.

We will further develop our supply chain by strengthening our cooperation with existing qualified suppliers, attracting new capable suppliers and further developing our global sourcing capabilities. We will also more deeply integrate suppliers through our supply chain management system to achieve shorter lead time and faster reorder, ultimately increasing efficiency of the whole supply chain.

By enhancing our product development and supply chain capabilities, we aim to buttress our products’ extreme value-for-money, frequent renewals and broad selection to make our products attractive to global consumers.

Deepen Consumer Engagement and Drive Omni-channel Experience

We will continue to take initiatives to deepen consumer engagement and drive omni-channel experience, where consumers may engage or shop with us via both online channels, which encompass store-based channels and e-commerce channels, and offline channels. Building on our existing strong consumer affinity, we will continue to improve our membership program, through which we will expand our membership base and accumulate valuable insights into consumer preferences and behavior to further improve operational efficiency, merchandise mix and shopping experience. We will continue to launch innovative marketing initiatives leveraging popular social media platforms to reinforce consumer outreach efforts and increase our brand awareness. We plan to expand our online offerings and broaden our online sales channels by further developing our own e-commerce channels and collaborating with more third-party e-commerce platforms. We will also leverage our network of store-based consumer communities on WeChat to allow consumers to conveniently place orders with their MINISO stores of choice, providing them with a seamless omni-channel shopping experience. In international markets, we similarly plan to cooperate with more local e-commerce platforms to expand our online sales channels.

We believe that offering additional channels of consumer experience will enhance our brand awareness and consumer loyalty, which drive increases in store traffic and in-store purchases. For example, consumers who have purchased our products online may well be impressed and become interested in visiting MINISO stores offline and making purchases in store. This may lead to higher revenue and profitability for MINISO stores.

Strengthen Technological Capabilities

We aim to increase operational efficiency by further developing and upgrading our technological capabilities. In particular, we will further utilize data analytics throughout our operation to facilitate product design and our supply chain process, tailor merchandising to consumer needs, optimize inventory management and otherwise digitalize operation.

Strategically Explore Investment and Acquisition Opportunities

We plan to strategically explore investment or acquisition opportunities to strengthen our market position and enhance our competitiveness. We will consider targets based on their synergies with our business and financial performance. As of June 30, 2020, we did not have any specific acquisition targets and were not in negotiations with any specific acquisition targets.

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Leverage Competitive Strengths to Explore New Business Opportunities

We plan to capitalize on our key competitive strengths—our strong business partnerships, best-in-class supply chain capabilities, excellent product design and development capabilities, and a technology-empowered operation—to explore new business opportunities, such as launching new brands.

Our Business Model

The following diagram illustrates our business model and the various participants in our business:

Our Products

We offer a frequently-refreshed assortment lifestyle products covering diverse consumer needs, and consumers are attracted to our products’ trendiness, creativeness, high quality and affordability. Our product offering encompassed around 8,000 core SKUs in the fiscal year ended June 30, 2020 across 11 major categories: home decor, small electronics, textile, accessories, beauty tools, toys, cosmetics, personal care, snacks, fragrance and perfumes, and stationery and gifts.

To attract and keep the interest of consumers, we also update our product portfolio frequently with new and trendy products. With our “711 philosophy,” every 7 days, we aim to launch approximately 100 new SKUs carefully selected from a large library of 10,000 product ideas. In the fiscal year ended June 30, 2020, we launched an average of over 600 SKUs per month.

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Below are sample photos of our products:

We aim to serve a large population globally with affordable lifestyle products. In general, we set our product prices at levels that are competitive by local pricing standards for similar products. We are able to achieve this competitive price level leveraging China’s unmatched massive supply chain in the lifestyle product sector, large procurement volumes, punctual payment to suppliers and continuously optimized supply chain, which collectively contribute to our procurement cost advantages. In the fiscal year ended June 30, 2020, more than 95% of our products had retail prices under RMB50 (US$7.08) in China.

Product Design and Development

Popular, aesthetically pleasing and well-designed products that respond to evolving consumer tastes and needs are the core attraction to our consumers, and our product design and development capabilities are instrumental to us continuing to maintain this core attraction. Our product design also tends to reflect heavy Japanese influences, partly due to one of our head designers hailing from Japan.

Product Design Capabilities

We work with both in-house designers and independent design partners globally to create innovative design concepts for us. As of June 30, 2020, we had a designer network that includes an in-house team of 49 designers as well as 25 design partners consisting of internationally renowned independent designers, professional design studios and design academies from 8 countries. To integrate the design capabilities of these design partners with our own, we have established the MINISO Design Academy consisting of a selection of our in-house designers. The MINISO Design Academy is mainly responsible for liaising with third-party designers and adding visual and packaging designs to the product prototype designs submitted by design partners, so that the final products have consistent appearance as the rest of our branded products. The vast majority of our SKUs feature elements of designs by our in-house design team. We generally pay a design service fee for each design we engage our design partners to make either as a fixed sum or as a percentage of its sales

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revenue, subject to a pre-agreed cap, and we generally own all intellectual property rights relating to the design. We sometimes allow the design partners to receive a small percentage of the sales revenue from products featuring their design when the product sales exceed a certain threshold.

As a testament to our excellence in product design, we had won a total of 28 reputable international design awards as of June 30, 2020, including iF Product Design Awards, Red Dot Design Awards, European Product Design Awards, K-Design Awards, A’ Design Awards and Red Star Design Awards. Below are photos of a selection of our award-winning products:

Product Development

The collective efforts among product managers, designers and suppliers help us achieve dynamic product development. As of June 30, 2020, we had a team of 100 product managers, who are responsible for identifying trends, co-creating product designs, coordinating with suppliers on production and bringing the finished products to market. Our product development process begins with a product idea identified by our product managers from market research and inputs from suppliers. The product managers collaborate with our designers in developing the product idea to concrete product design, and then present the design to our suppliers for their inputs regarding production feasibility. Our product managers work closely with our designers and suppliers in product design to ensure that our product designs are innovative, trendy, feasible and appealing to mass consumers. The product managers then have the suppliers produce product prototypes and present them as part of the product proposal to our rigorous weekly merchandising committee meetings for approval before market launch. If approved, the product design will be further refined based on cooperation among the product managers, the designers and the suppliers before it is manufactured and becomes ready for sale.

Our technology capabilities play an important role in our product development process. Our Smart Merchandise Selection Assistant enables us to monitor and discover popular hits on major social media platforms and automate rapid identification of new and emerging trends, which maximize our ability to react quickly to rapidly changing consumer tastes and preferences. Our technology capabilities also allow us to monitor sales performance and consumer feedback of each SKU closely, helping us actively manage product life cycle and continuously improve existing SKUs.

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We hold weekly merchandising committee meetings to adjust our merchandising strategies for market trends and select new SKUs to bring to market, with rigorous SKU selection criteria and deep involvement of our chairman and other experienced senior management. In certain international markets, we also have localized merchandising strategies supported by collaboration among our product managers, local suppliers and our international operation teams, and we tend to source uniquely local products directly from local sources. As a result, our new SKUs are responsive to prevailing market needs and local consumer tastes and preferences.

Co-branding Collaborations

Co-branding with IP licensors signifies our another effort to frequently refresh our product assortment. During the course of our business operations, we have developed a sophisticated approach to collaborating with highly popular IP licensors in developing co-branded products. We believe these co-branding collaborations are a strong testimony to our brand value and elevate our brand equity and awareness by unlocking new possibilities of product design. In addition, we actively explore co-branding collaboration with IP licensors that resonate with a broad group of consumers globally. By orchestrating well-paced product launch plans, we release new co-branded product collections in a successive and coherent manner to maximize consumer reach.

As of June 30, 2020, we had established co-branding relationships with 17 IP licensors who own many popular brands. Our agreements with IP licensors typically have a term of less than three years. Under these agreements, we are licensed to manufacture, sell and promote co-branded products within licensed territories. The royalties we are obligated to pay our IP licensors typically consist of fixed minimum of royalties and royalties equal to a certain percentage of sales of co-branded products. None of the agreements between our IP licensors and us constitutes a material contract. The co-branding collaborations allow us to capitalize on cultural phenomena or influential trends in mass media by featuring their elements in our product design, adding exciting diversity to our products and attracting more consumers to MINISO stores as a result.

Our Store Network

As of June 30, 2020, our store network consisted of over 4,200 MINISO stores across the globe, with more than 2,500 MINISO stores in over 300 cities across China and more than 1,680 MINISO stores across over 80 counties and regions mainly in the rest of Asia, Americas and Europe. MINISO stores constituted the world’s most extensive retail network for variety lifestyle products in terms of countries and regions covered as of June 30, 2020, according to the Frost & Sullivan Report. In addition to the MINISO stores dedicated to selling products under our MINISO brand, our store network also includes stores for our emerging brand, WonderLife. The following table shows the number of MINISO stores in China and internationally:

	As of
	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020
Number of MINISO stores
China	2,159	2,254	2,273	2,311	2,384	2,543	2,535	2,533
—Directly operated stores	2	2	5	9	11	8	8	7
—Third-party stores(2)	2,157	2,252	2,268	2,302	2,373	2,535	2,527	2,526
Overseas(1)	1,019	1,205	1,280	1,414	1,529	1,668	1,688	1,689
—Directly operated stores	58	68	71	74	79	126	122	122
—Third-party stores(2)	961	1,137	1,209	1,340	1,450	1,542	1,566	1,567
Total	3,178	3,459	3,553	3,725	3,913	4,211	4,223	4,222

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Notes:

(1)

Overseas stores exclude a small number of stores under certain overseas businesses that we had disposed of as of June 30, 2020. We completed such business disposal during the period from December 2019 to April 2020. See “Management’s Discuss and Analysis of Financial Condition and Results of Operations—Discontinued Operations.” After the disposal, these excluded stores may continue to have business transactions with us.

(2)	Third-party stores include those operated under the MINISO Retail Partner model and those under the distributor model.

We have experienced slowdown in our store network expansion in international market in the first half of 2020 and the number of MINISO stores in China decreased slightly during the same period primarily due to the negative impact of COVID-19.

MINISO stores are neatly organized, well maintained and typically in optimal locations. The standardized layout, decoration and lighting, modestly priced products, and the friendly staff in a MINISO store all contribute to a welcoming ambience for store visitors, who will also find the store easy to navigate due to its optimized product arrangement and display. Such standardized store presentation scheme leads to a consistent, distinct style and shopping experience across MINISO stores, reinforcing a uniform brand image to consumers. Below is a photo of a typical MINISO store in China:

Store Operation in China

As of June 30, 2020, apart from seven directly operated stores, substantially all of our other stores in China were operated under our innovative MINISO Retail Partner model. The MINISO Retail Partner model is a hybrid store operation model that takes advantageous elements from the franchise store model and the self-operated chain store model. Under this model, we provide operational guidance in the form of store management and consultation services to MINISO Retail Partners, operating in an asset-light manner.

Under our innovative MINISO Retail Partner model, MINISO Retail Partners mobilize their resources to open and operate MINISO stores at optimal locations, shouldering the associated capital

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expenditure and operating expenses. On the other hand, we provide store management and consultation services to MINISO Retail Partners for a fee, retain store inventory ownership until in-store sale to consumers and receive a pre-agreed portion of the sales proceeds. The store management and consultation services optimize and unify store operations in key aspects, mainly including store layout and decoration, interior design, staff training, pricing, product curation and inventory replenishment, to maintain consistent brand image, consumer experience and product pricing across MINISO stores. While these key aspects of store operations are standardized, merchandise mix and product display are two primary aspects of store operations that can be customized by MINISO Retail Partner stores. We constantly monitor the operations of MINISO Retail Partner stores to help them customize merchandise mix and product display at a store level and advise on inventory management on a real-time basis. Our contractual agreements with MINISO Retail Partners typically last for 3 years or less, and include the following material standard terms: (i) a store management and consultation services fee and a sales-based royalty, each equal to a low single-digit percentage of in-store sales proceeds, payable by MINISO Retail Partners at the close of every business day, (ii) MINISO Retail Partners keeping the remaining in-store sales proceeds after remitting a certain portion to us, (iii) a one-time refundable deposit to be paid by MINISO Retail Partners, (iv) a fixed annual license fee typically between RMB20,000 and RMB100,000 to be paid by MINISO Retail Partners, (v) us facilitating store renovation and decoration for the MINISO Retail Partners, with the associated costs being borne and prepaid in deposits by the latter, and (vi) MINISO Retail Partners paying for store operating expenses, including logistics costs from product delivery to their stores. Prior to expiration of contractual term, these agreements can typically be terminated under force majeure events, by mutual agreement or due to bankruptcy or certain breaches of contractual obligations by either party, such as failure to pay fees due, assignment of contractual rights without the other party’s permission, MINISO Retail Partner selling counterfeit products or products not procured from us in its store, and MINISO Retail Partner not opening a store within an agreed time frame.

We usually choose MINISO Retail Partners with financial strength and strong local ties who can secure optimal locations for new stores, with our other main criteria for selecting MINISO Retail Partners being their management ability and industry experience. We verify the potential MINISO Retail Partners’ financial strength by examining the content and status of their lease agreements for the store locations and monitoring whether they pay all upfront deposits on time.

The MINISO Retail Partner model represents a mutually beneficial relationship between us and the MINISO Retail Partners, where we achieve rapid store network expansion with consistent brand image and consumer experience in an asset-light manner, and our MINISO Retail Partners attain attractive investment opportunities. Based on a survey conducted by Frost & Sullivan, our MINISO Retail Partners generally recover their store investment in a period of 12 to 15 months after store opening. Our MINISO Retail Partners are also motivated to maintain a loyal relationship with us. As of June 30, 2020, 488 of our MINISO Retail Partners had invested in MINISO stores for over 3 years.

Overseas Store Operation

We have adopted flexible store operation models, including direct operation, MINISO Retail Partner model and the distributor model as we expand our global footprints, depending on the growth potential, local regulation and other factors in the markets.

In the majority of international markets, we expand our store network by collaborating with local distributors with abundant local resources and retail experiences. When selecting local distributors, we prioritize those with financial strength and sufficient resources to open MINISO stores at optimal locations, while also considering the distributor’s management ability and industry experience. Under the distributor model, we typically enter into a license agreement and a sales agreement with each of our local distributors.

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License agreement. Under the license agreements, we grant our local distributors an exclusive right to establish or, subject to certain conditions and our consent, sublicense other parties to establish MINISO stores in certain licensed territories. Our local distributors also have pricing right over the inventory sold in store, although we normally have contractual terms that allow us to recommend product pricing. Without our written consent, our local distributors are not allowed to sell in the licensed MINISO stores any products that are not our MINISO branded products. In addition, in order to maintain a consistent brand image and a minimum level of monitoring of the operations of MINISO stores operated by our local distributors, we license our local distributors to use our intellectual property rights such as brand name and trademarks in the licensed territories in a manner pursuant to the license agreements such as no further sublicense of our intellectual properties and using such intellectual properties without prejudicing our rights to such intellectual properties. Any breach of such intellectual property license provisions may be deemed to be a material breach. We typically charge a fixed amount of license fee for such license. We also require our local distributors to deposit with us a compliance deposit to ensure that our local distributors perform their obligations under the license agreements. The license agreements also set forth certain performance targets. Failing to meet such performance targets by our local distributors may be construed as a material breach under the license agreements. Besides, the license agreements set out a set of operational standards for our local distributors to follow and we have the right to supervise the operation of MINISO stores by our local distributors. Though we do not have the same level of operational involvement with the local distributors as we do with MINISO Retail Partners, we provide assistance to them in many ways to ensure consistent store quality, management style and image, which include provision of staff training and other guidance in terms of store operation. Our license agreements usually have a term of two to ten years. In the event of material breaches by our local distributors, we will be entitled to (i) confiscate the compliance deposit and seek additional damages if the compliance deposit cannot fully cover the losses we incurred, and (ii) unilaterally terminate the license agreements.

Sales agreement. Our sale agreements with local distributors generally have a term ranging from two to ten years. Our local distributors place orders with us pursuant to such sale agreements. Our local distributors can only sell our products through licensed MINISO stores within licensed territories, any breach of such license will entitle us to terminate the sale agreement with such local distributor and claim damages.

The distributor model differs from the MINISO Retail Partner model in a few key facets. Operationally, although we have the right to supervise the operation of distributor stores to ensure that they adhere to certain operational standards, we do not provide store management and consultation services to distributors and have less operational involvement with them. In terms of product sales, inventory ownership is transferred to distributors when the inventory gets delivered to the place specified by the distributors in their orders, while we retain inventory ownership until in-store sale to consumers under the MINISO Retail Partner model. In our agreements with MINISO Retail Partners, there is no equivalent to the performance targets in our license agreements with distributors, which usually specify the number of MINISO stores the distributors must open and successfully operate in their licensed territory within an agreed time frame.

In strategic markets with large population and huge market potential such as North America and India, we typically enter the markets by opening and operating stores on our own, which are meant to serve as pioneer stores in the region. In this way, we can more efficiently and directly gain local consumer insights and operational know-how. When local business partners become interested after seeing the performance of our pioneer stores, we invite some of them to join under our MINISO Retail Partner model or distributor model to more rapidly expand our store network in these markets. We operate under the MINISO Retail Partner model in markets such as Indonesia.

As of June 30, 2020, in international markets, there were over 120 stores directly operated by us and over 1,500 MINISO Retail Partner stores and stores under the distributor model.

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Our Supply Chain

Our supply chain capabilities allow us to offer an evolving assortment of quality products at exceptional value.

Our Supplier Network

As of June 30, 2020, we sourced from over 600 suppliers, who are mostly highly qualified manufacturers in China, with some having extensive experience in supplying to other global brands. We involve our suppliers throughout our supply chain process, from product design to product shipment. In the product design stage, our product managers will solicit our suppliers’ input and feedback on preliminary product designs. After a product is launched to market, our suppliers, being digitally integrated into our supply chain management system, will manufacture products based on orders automatically generated by the system and confirmed by us. When the products are produced, our suppliers in China will generally also manage product shipment from their sites to our warehouses, subject to our instructions as to delivery location and timeliness. The efficient design, order, manufacturing and shipment process enabled by this arrangement, coupled with the close working relationships with highly qualified suppliers fostered by our large procurement volumes and punctual payments to suppliers, are instrumental to our maintenance of a vast portfolio of core SKUs and our ability to frequently launch a sizeable number of new SKUs.

We carefully nurture our relationship with suppliers and empower them to grow with us and adapt to our changing business needs. We select our suppliers mainly based on their production quality, capacity and reputation and position within their respective industry. None of our suppliers individually supplied more than 10% of our inventory needs in the fiscal year ended June 30, 2020.

We operate a centralized procurement system when sourcing from our suppliers. We have been strengthening our cooperation with existing qualified suppliers and attracting new capable suppliers. We further optimize our supply chain by regularly providing improvement advice to our suppliers on various production-related issues, including product quality, production efficiency and cost control, so that supply chain optimization becomes an ongoing process. We have also begun to send experts to important suppliers to help them optimize production efficiency and cost control on site, among other production related areas.

Our framework agreements with our suppliers typically have terms that ensure our suppliers will adhere to our delivery instructions and quality control standards, such as those stipulating our suppliers’ obligations to pay liquidated damages for their failure to deliver goods on time and to compensate us for losses arising from defects in product quality.

Our Supply Chain Management System

We utilize our supply chain management system to maintain close collaboration with our suppliers and deeply integrate them into our product development and inventory management process. Our supply chain management system allows us to plan, manage, monitor and coordinate on every step of the supply chain process, improve inventory management, and shorten order and reorder lead time. For example, the merchandising and procurement module of this system automatically generates orders and reorders of appropriate size to suppliers based on real-time inventory level and store-level sales forecast, streamlining the order and reorder processes. In addition, the automated replenishment module of this system regulates the store-level inventory replenishment process, and calculates just-in-time adjustment among stores for slow-moving SKUs to optimize our network-wide merchandise mix while mitigating inventory risk.

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With the help of our supply chain management system, our inventory management is highly efficient, and we had average inventory turnover of 63 days and 78 days in the fiscal years ended June 30, 2019 and 2020, respectively.

Quality Control

We have stringent quality assurance and control procedures in place to ensure supplier compliance with our product safety and quality standards. Suppliers have to undergo on-boarding procedures with a rigorous quality screening process before we begin working with them. In addition, our framework agreements with suppliers have clauses that ensure a baseline quality of the products produced by the suppliers, including those related to technical specification, quality specification, inspection standards, and defective product handling. Upon receipt of product shipments from suppliers, we perform quality inspection on random samples to detect any quality issue. We also pay regular visits to our suppliers to ensure that their facilities, equipment and finished products are up to our standards. We also have an online quality control system that visualizes our standard quality inspection procedures and allows us to coordinate with our suppliers, MINISO Retail Partners and distributors on detecting and correcting any quality issues.

Warehouses and Logistics

As of June 30, 2020, our products were distributed through our 18 leased warehouses, 9 of which were located in China. We distribute products out of each warehouse mostly to nearby markets, while also using some of our warehouses in China to distribute to international markets.

In China, suppliers are generally responsible for delivering products to our warehouses either by themselves or through third-party logistics service providers. Generally, in international markets, a majority of products are from our operation in China, which are delivered to the local warehouses by third-party logistics service providers engaged by us, while a minority of products are from local suppliers, which are delivered by these local suppliers or third-party logistics service providers engaged by them to local warehouses.

Products are distributed from our warehouses to MINISO stores (other than those operated by local distributors) at a frequency depending on demand, and shipments are allocated dynamically based on real-time consumer demand and inventory data.

Our Brands, Sales and Marketing

Our Brands

We sell the vast majority of our products under our flagship brand “MINISO,” which targets primarily the younger generation. The MINISO brand image closely aligns with our mission: to enable the world to enjoy life’s little surprises. We also have an emerging brand “WonderLife,” which focuses on consumers who are more value-minded in China.

Sales Channels

We sell the majority of our products through our extensive offline store network, but we have also started to develop online sales channels. Our sales channels mainly comprise the following:

MINISO Stores.    As of June 30, 2020, there were over 4,200 MINISO stores across the globe, with over 2,500 MINISO stores in China and over 1,680 MINISO stores throughout the rest of the world. See “Our Store Network” for a more complete description of our offline store network.

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Online Channels.    We supplement our offline store network by accepting online orders via our WeChat Mini Programs and our online stores on third-party e-commerce platforms including JD, Ele.me, Pinduoduo and Meituan, mainly in China. Consumers may order products to be delivered from either local MINISO stores or from our warehouses using either type of these online sales channels.

Marketing and Consumer Engagement

We believe our wide assortment of trendy, innovative and affordable products are what draw consumers to visit MINISO stores, and the relaxing, treasure-hunting and engaging shopping experience at MINISO stores also turns certain store visitors into repeat visitors or purchasers. In the fiscal year ended June 30, 2020, there were a total of about 416 million visits to the MINISO stores equipped with our smart-store system, with over 30% of these visits resulting in purchases. To promote our brand image, we have launched various marketing initiatives, including the appointment of two celebrity brand ambassadors and featuring them in promotional material, marketing through video and short-video platforms, and KOL promotion on livestreams, with online and social media-based marketing and promotion efforts being our focus going forward. Specifically, our membership program and store-based consumer community are two marketing and consumer engagement measures that have proved particularly effective in China.

Membership Program.    We launched our MINISO membership program in China in August 2018. As of June 30, 2020, we had rapidly accumulated 22.3 million members with at least one purchase over the past 12 months. Our membership program also provides valuable consumer data that allow us to personalize our digital marketing efforts.

Store-based Consumer Community.    A MINISO store in China generally displays a QR code that allows consumers visiting the store to join the store’s WeChat group, which is managed by the store manager. Store managers keep consumers constantly engaged by sharing mainly MINISO product-related content in these WeChat groups. Consumers who are group participants may be enticed to either place orders through the store manager managing the group or go to MINISO stores to shop for our products.

Technology Capabilities

At the core of our technology capabilities is our SAP ERP system, which has different modules or sub-systems that manage different aspects of our business operation, including warehouse management, merchandising, sales, consumer and transaction data, human resource and finance. Our other technology systems can be integrated with our SAP ERP system, thereby allowing data sharing and better coordination across our systems. The major systems outside of our SAP ERP system are our supply chain management system and our smart-store systems.

Our supply chain management system connects us with our suppliers, and it can give suppliers access to certain sales data on our end for better production coordination. By integrating suppliers into our supply chain management process, our supply chain management system also allows us to plan, manage and monitor every step of the supply chain process, leading to improved inventory management and shorten order and reorder lead time. Our supply chain management system also has an online quality control module that permits visualization of our standard quality inspection procedures.

We utilize the smart-store systems to improve store operation and management in a majority of the MINISO stores in China. As of June 30, 2020, smart-store systems had been launched in about 60% of MINISO stores in China. The main functionalities of our smart-store systems include consumer

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data gathering, consumer behavioral pattern analysis and remote store management. Based on the purchase record and store visit patterns collected by our smart-store systems for each store visitor in each system-equipped store, the smart-store systems can identify the currently trending product categories for each consumer demographic. Store managers can leverage such valuable insights to better customize merchandise mix and product display by ordering more of the products popular with their store visitor demographics and displaying such products in more prominent locations in the stores.

There are a few other systems employed by MINISO store managers in managing daily store operations. Our store manager assistant program and mobile store management workstation provide MINISO store managers with real-time inventory level, product sales trends, pricing information, and important store operating metrics and their analytics, empowering the store managers to enhance merchandise management and streamline store operation.

We currently use third-party clouds to host our network infrastructure. The third party cloud service providers have extensive encryption protocols and other security measures in place to safeguard our data.

Data Privacy and Security

We are committed to protecting consumers’ personal information privacy and security, and we have an internal team dedicated to handling data privacy and security. We have obtained and implemented a series of policies on data collection, processing and usage, such as a data protection policy, a set of third-party information security guidelines and an incident response policy. We have obtained the ISO/IEC 27001:2013 information security certification and the ISO/IEC 27701:2019 privacy protection certification issued by the British Standards Institution, an internationally renowned standards body. These certifications attest to the sufficiency of our information security and privacy protection measures.

Data protection policies.    We have a company-wide data protection policy that sets data protection and security standards internally and regulates the collection, handling, storage and transferring of data pertaining to suppliers, consumers, business partners and employees.

Third-party information security guidelines.    These guidelines governs how we manage interactions with suppliers and service providers to ensure information security and data protection, and they stipulate the responsibilities, procedures and requirements to be followed by our employees in managing information security and data privacy with suppliers and service providers. These procedures include, but are not limited to, requiring any employee, agent or outsourcing partner of the supplier or service partner to sign a confidentiality agreement that forbids unauthorized disclosure and provides for handling method of any personal data from our side.

Incident response policy.    Our incident response policy implements the incident response mandate provided in the data protection policy, describes the incident response plan that has to be followed by relevant personnel through the incident lifecycle, and ensures quick detection and reporting of and response to data leakage incidents.

To help ensure the confidentiality and integrity of our data, we take comprehensive and rigorous data security measures. We anonymize and encrypt confidential personal information and take other technological measures to help ensure the secure processing, transmission and usage of data. We back up our consumer and other forms of personal data on a regular basis to minimize the risk of data loss. We also conduct frequent reviews of our back-up systems to help ensure that they function properly and are well maintained.

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Despite the data privacy and security policies and measures adopted, there is no guarantee that advances in technology, the expertise of hackers, new discoveries in the field of cryptography or other events or developments will not result in a compromise or breach of the technology that we use to protect confidential information. See “Risk Factors—Risks Relating to Our Business and Industry—Failure to protect personal or confidential information against security breaches could subject us to significant reputational, financial and legal consequences and substantially harm our business and results of operations.”

Intellectual Property

We regard our trademarks, domain names, know-how, trade secrets and similar intellectual property as critical to our success, and we rely on trademark and copyright law and confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. As of June 30, 2020, we had entered into collaboration with 17 IP licensors around the world. We had 242 trademarks, 151 patents, 37 copyrights relating to various aspects of our operations, and 5 registered domain names (including www.miniso.com) in China. In addition, we owned trademarks in over 120 countries and regions as of June 30, 2020.

Competition

The global branded variety retail market is intensely competitive and fragmented. While we do not believe there are many variety retailers competing with us at the global level, we face fierce competition from variety retailers in local markets. In addition, we also face competition from traditional retailers, including specialty retail stores, supermarkets and department stores, and online retailers, that sell lifestyle products.

We believe that we are positioned favorably against our competitors on the basis of (i) our massive, fast-growing store network, (ii) our frequently-refreshed product assortment with universal appeal, (iii) our highly efficient supply chain delivering extreme value-for-money, (iv) our in-depth know-how and digitalization, which drive our operational excellence, (v) our highly effective and scalable MINISO retail partner model, (vi) our globalization capabilities fueling expansion at scale, and (vii) our visionary founder and entrepreneurial management team. These competitive advantages all contribute to the core value propositions of our products, which remain the key attraction to consumers around the globe—high appeal, high quality, and high affordability.

Employees

As of June 30, 2019 and 2020, we had 4,132 and 3,011 employees, respectively. As of June 30, 2020, we had 2,047 and 964 employees in China and other territories, respectively.

The following table sets forth the number of our employees in China by function as of June 30, 2020.

Function	Number of Employees	Percentage
Product Development and Supply Chain Management	613	29.9%
General and Administrative	520	25.4%
Operations	466	22.8%
Sales and Marketing	204	10.0%
Technology	168	8.2%
Business Development	53	2.6%
Logistics	23	1.1%

Total	2,047	100.0%

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Our success depends on our ability to attract, retain, and motivate qualified employees. We offer employees competitive salaries, performance-based cash bonuses, equity-based incentives, and comprehensive training and development programs. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes or work stoppages.

Under PRC laws, we participate in various government statutory employee benefit plans, including social insurance funds, namely, medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, and pension benefits, as well as a housing provident fund. We are required under PRC laws to contribute to employee benefit plans at specified percentages of the salaries, bonuses, and certain allowances of our employees up to a maximum amount specified by the local government from time to time.

We enter into standard labor contracts with our employees. We also enter into standard confidentiality agreements with all of our employees and non-compete agreements with our key employees. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

Properties and Facilities

We are headquartered in Guangzhou, China with an office space of approximately 18,400 square meters and have leased an aggregate of approximately 260 square meters of office space in other Chinese cities. We have also leased office spaces overseas.

We have leased a number of warehouses inside China with a total size of approximately 222,500 square meters and nine warehouses outside of China.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events, including property insurance covering inventory and warehouses. We provide social security insurance for our employees as required by PRC law. We do not maintain business interruption insurance, nor do we maintain key-man insurance.

Legal Proceedings

From time to time, we may be involved in legal proceedings and subject to claims that arise in the ordinary course of business. Although the results of legal proceedings and claims cannot be predicted with certainty, we believe we are not currently party to any legal proceedings which, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. See “Risk Factors—Risks Relating to Our Business and Industry—We may, from time to time, be subject to legal proceedings during the course of our business operations. Our directors, management, shareholders and employees may also from time to time be subject to legal proceedings, which could adversely affect our reputation and results of operations.”

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REGULATION

This section sets forth a summary of the most significant rules and regulations in China that affect our business and operations.

Regulation Related to Foreign Investment

The establishment, operation and management of companies in China are mainly governed by the PRC Company Law, as most recently amended in 2018, which applies to both PRC domestic companies and foreign-invested companies. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the Foreign Investment Law, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both took effect on January 1, 2020 and replaced three previous major laws on foreign investments in China, namely, the Sino-foreign Equity Joint Venture Law, the Sino-foreign Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their respective implementing rules. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Implementing Rules introduce a see-through principle and further provide that foreign-invested enterprises that invest in the PRC shall also be governed by the Foreign Investment Law and the Implementing Rules.

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall apply to the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market entry stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s entry to specific fields or industries. Foreign investments beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with certain special requirements on shareholding and senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalogue of the specific industries, fields and regions in which foreign investors are encouraged and guided to invest according to the national economic and social development needs. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2020 version), or the 2020 Negative List, and the Encouraged Industry Catalogue for Foreign Investment (2019 version), which were promulgated by the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce, or the MOFCOM, and took effect on July 23, 2020 and on July 30, 2019, respectively. Industries not listed in these two catalogues are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws.

According to the Implementing Rules, the registration of foreign-invested enterprises shall be handled by the State Administration for Market Regulation, or the SAMR, or its authorized local counterparts. Where a foreign investor invests in an industry or field subject to licensing in accordance with laws, the relevant competent government department responsible for granting such license shall

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review the license application of the foreign investor in accordance with the same conditions and procedures applicable to PRC domestic investors unless it is stipulated otherwise by the laws and administrative regulations, and the competent government department shall not impose discriminatory requirements on the foreign investor in terms of licensing conditions, application materials, reviewing steps and deadlines, etc.

Pursuant to the Foreign Investment Law and the Implementing Rules, and the Information Reporting Measures for Foreign Investment jointly promulgated by the MOFCOM and the SAMR, which took effect on January 1, 2020, a foreign investment information reporting system has been established and foreign investors or foreign-invested enterprises shall report investment information to competent commerce departments of the government through the enterprise registration system and the national enterprise credit information publicity system, and the administration for market regulation shall forward the above investment information to the competent commerce departments in a timely manner. As a foreign-invested enterprise, our PRC subsidiary Miniso Guangzhou shall observe these newly-enacted measures and report investment information accordingly. In addition, the Implementing Rules require that foreign-invested enterprises that were established before the Foreign Investment Law came into effect shall adjust in a five-year transition period provisions of their articles of association relating to the corporate governance to comply with the Foreign Investment Law. For example, the highest decision-making body of a Sino-foreign joint venture enterprise shall be adjusted from the board of directors to the shareholders meeting, or, in the case of sole-shareholder structure, the shareholder itself. As of the date of this prospectus, we have completed such adjustment to the extent as required by the Foreign Investment Law.

Regulation Related to Food Operation Activities

According to the Food Safety Law of the PRC, or the Food Safety Law, as effective on June 1, 2009 and most recently amended on December 29, 2018, the State Counsel implements a licensing system for the food production and trading. Licenses are required to engage in food production, food selling, or catering services.

On August 31, 2015, China Food and Drug Administration promulgated the Administrative Measures for Food Operation Licensing, which was amended on November 17, 2017. According to the Administrative Measures for Food Operation Licensing, a food operation license shall be obtained in accordance with the law to engage in food selling and catering services within China. The principle of one license for one site, which means a food operator shall obtain a food operation license to engage in food operation activities in one operation site, shall apply to the licensing for food operation. Food and drug administrative authorities shall implement classified licensing for food operation according to food operators’ types of operation and the degree of risk of their operation projects.

The issuance date of a food operation license is the date when the decision on granting the license is made, and the license is valid for five years. Food operators shall hang or place their food operation license originals in prominent places of their operation sites. Where the licensing items which are indicated on a food operation license change, the food operator shall, within ten business days after the changes take place, apply to the food and drug administrative authority which originally issued the license for alteration of the operation license. Those who fail to obtain a food operation license and engage in food operation activities shall be punished by the local food and drug administrative authorities at or above the county level according to Article 122 of the Food Safety Law that the authorities shall confiscate their illegal income, the food or food additives illegally produced or dealt in, and the tools, equipment, raw materials, and other items used for illegal production or operation; and impose a fine of not less than RMB50,000 but not more than RMB100,000 on them if the goods value of the food or food additives illegally produced or dealt in is less than RMB10,000 or a fine of not less than 10 times but not more than 20 times the goods value if the goods value is RMB10,000 or more.

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Our PRC subsidiaries engaged in food trading services, including Miniso (Guangzhou) Co., Ltd., have obtained food operation licenses for the sale of foods.

Regulation Related to Business Activities involving Medical Devices

The Regulation on the Supervision and Administration of Medical Devices as effective on April 1, 2000 and most recently amended by the State Council on May 4, 2017 regulates the research and development, production, operation, use as well as supervision and administration of medical devices in the PRC. Medical devices are classified according to their risk levels. Class I medical devices are medical devices with low risks, the safety and effectiveness of which can be ensured through routine administration. Class II medical devices are medical devices with moderate risks, which are strictly controlled and administered to ensure their safety and effectiveness. Class III medical devices are medical devices with relatively high risks, which are strictly controlled and administered through special measures to ensure their safety and effectiveness. The evaluation of the risk levels of medical devices take into consideration the expected objectives, structural features, methods of use and other factors of medical devices.

The Measures for the Supervision and Administration of the Operation of Medical Devices which took effect on October 1, 2014 and was amended by CFDA on November 7, 2017 regulates the business activities involving medical devices as well as supervision and administration of such activities in the PRC. Business activities involving medical devices are regulated in accordance with the medical devices’ risk levels. No filing or license is required for business activities involving Class I medical devices. Filing is required for business activities involving Class II medical devices. A license is required for business activities involving Class III medical devices.

Our PRC subsidiaries, Miniso (Guangzhou) Co., Ltd. and Miniso International (Guangzhou) Co., Ltd, have obtained certificates issued by Guangzhou Administration for Market Regulation for the filing of their operation of Class II medical device.

Regulation Related to Product Quality and Consumers Protection

According to the Product Quality Law of the PRC, which took effect on September 1, 1993 and was amended by the Standing Committee of National People’s Congress or the SCNPC on July 8, 2000, August 27, 2009 and December 29, 2018 respectively, provides that products for sale must satisfy relevant safety standards and sellers shall adopt measures to maintain the quality of products for sale. Sellers shall not mix impurities or imitations into products, or pass counterfeit goods off as genuine ones, or defective products as good ones or substandard products as standard ones. For sellers, any violation of state or industrial standards for health and safety or other requirements may result in civil liabilities and administrative penalties, such as compensation for damages, fines, confiscation of products illegally manufactured or sold and the proceeds from the sales of such products illegally manufactured or sold, and even revoking business license; in addition, severe violations may subject the responsible individual or enterprise to criminal liabilities.

According to the Consumers Rights and Interests Protection Law of the PRC, or the Consumers Rights and Interests Protection Law, which became effective on January 1, 1994 and was amended by the SCNPC on August 27, 2009 and October 25, 2013, respectively, business operators should guarantee that the products and services they provide satisfy the requirements for personal or property safety, and provide consumers with authentic information about the quality, function, usage and term of validity of the products or services. Where business operators have discovered any defect in the goods or services they provided, which may endanger personal or property safety, they shall forthwith report to relevant administrative authorities and notify consumers, and adopt measures such as suspension

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of selling, alert, recall, decontamination, destruction, and suspension of manufacturing or services. In the case where recall measures are adopted, business operator shall bear necessary expenses incurred by consumers resulting from the recall of goods. Furthermore, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services.

On January 6, 2017, the State Administration for Industry and Commerce issued the Interim Measures for Seven-day Unconditional Return of Online Purchased Goods, which became effective on March 15, 2017, further clarifying the scope of consumers’ rights to make returns without a reason, including exceptions to such rights, the standard of “good condition”, and return procedures.

We sell lifestyle products to consumers and are subject to these product quality and consumer protection laws and regulations in China. For a detailed description on the risks associated with product quality and product liability, see “Risk Factors—Risks Relating to Our Business and Industry—If we fail to offer high-quality products to consumers, our business, reputation, results of operations and financial condition will be materially and negatively affected” and also “—Should a product liability issue, recall or personal injury issue arise, it may damage our reputation and brand image, which may result in a material adverse effect on our business, reputation, results of operations and financial condition.”

Regulation Related to Commercial Franchising

Pursuant to the Regulations on the Administration of Commercial Franchising, or the Franchising Regulations, which took effect on May 1, 2007, commercial franchising refers to the business activities where a franchisor, being an enterprise possessing registered trademarks, corporate logos, patents, proprietary technology, or other business resources, licenses through contracts its business resources to the franchisees, being other business operators, and the franchisees carry out business operation under a uniform business model and pay franchising fees to the franchisor pursuant to the contracts. The Franchising Regulations set forth a number of prerequisite requirements for the franchisors, including the possession of a mature business model, the capability to provide business guidance, technical support, and business training to the franchisees, and the ownership of at least two direct stores which shall have been in operation for at least one year in China. The Franchising Regulations also set forth a number of requirements governing the franchise agreements. For example, the franchisors and franchisees are required to enter into franchising agreements containing certain required terms, and the franchise term thereunder shall be no less than three years unless otherwise agreed by the franchisee.

Pursuant to the Administrative Measures on the Filing of the Commercial Franchise, which took effect on February 1, 2012, and the Franchising Regulations, within 15 days after executing the first franchise agreement, the franchisor shall file with the MOFCOM or its local counterparts for record, and if there occurs any change to the franchisor’s business registration, business resources, and the franchisee store network throughout China, the franchisor shall apply to MOFCOM for alteration within 30 days after the occurrence of such change. Furthermore, within the first quarter of each year, the franchisor shall report the execution, revocation, termination, and renewal of the franchise agreements occurring in the previous year to MOFCOM or its local counterparts.

Furthermore, the franchisor is required to implement information disclosure system. The Administrative Measures on the Information Disclosure of Commercial Franchising, which took effect on April 1, 2012, provides a list of information that the franchisor shall disclose to franchisees in writing at least 30 days prior to the execution of the franchising agreements.

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We have been engaging in commercial franchising activities under our “MINISO” brand and “WonderLife” brand. With respect to our core “MINISO” brand, our PRC subsidiary, Miniso (Hengqin) Enterprise Management Co., Ltd., has completed the filing for commercial franchising. However, we did not satisfy the requirement to make relevant filings in relation to our “WonderLife” brand on time. For a detailed description of the risks associated with our franchising activities under “WonderLife” brand, see “Risk Factors—Risks Relating to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”

Regulation Related to Privacy Protection

On November 7, 2016, the SCNPC promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, effective June 1, 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or leverage the network to engage in activities that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers”. Pursuant to the Cyber Security Law, network operators shall follow the “lawful, justifiable and necessary” principle in collecting and using personal information, and shall disclose the rules for collection and use, expressly notify the purpose, methods and scope of such collection and use, and obtain the consent of the person whose personal information is to be collected.

Furthermore, on November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China, the General Office of the Ministry of Industry and Information Technology, the General Office of the Ministry of Public Security, and the General Office of the State Administration for Market Regulation promulgated the Identification Method of Illegal Collection and Use of Personal Information Through App, which provides guidance for regulatory authorities to identify the illegal collection and use of personal information through mobile apps and for mobile app operators to conduct self-examination and self-correction.

During the course of our business operations, we receive, retain and transmit certain personal information of our consumers when they purchase our products, enroll in promotional programs, participate in our membership program, or otherwise communicate and interact with us. As a result, we are subject to these laws and regulations related to privacy protection. For a detailed description of the risks associated with the collection of personal information of consumers, see “Risk Factors—Risks Relating to Our Business and Industry—Failure to protect personal or confidential information against security breaches could subject us to significant reputational, financial and legal consequences and substantially harm our business and results of operations.”

Regulation Related to Intellectual Property

Patent

Patents in the PRC are principally protected under the PRC Patent Law, which was initially promulgated in 1984 and was amended in 1992, 2000 and 2008. The duration of a patent right is either 10 years or 20 years from the date of application, a patent is valid for twenty years in the case of an invention and ten years in the case of utility models and designs.

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Copyright

Copyrights in the PRC, including software copyrights, is principally protected under the PRC Copyright Law, which took effect on June 1, 1991 and was amended in 2001 and in 2010 and related rules and regulations. Under the PRC Copyright Law, the term of protection for software copyrights is 50 years. The Regulation on the Protection of the Right to Communicate Works to the Public over Information Networks, as most recently amended on January 30, 2013, provides specific rules on fair use, statutory license, and a safe harbor for use of copyrights and copyright management technology and specifies the liabilities of various entities for violations, including copyright holders, libraries and Internet service providers.

Trademark

Registered trademarks are protected under the PRC Trademark Law, which was adopted on August 23, 1982 and subsequently amended in 1993, 2001, 2013 and 2019 respectively as well as by the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and as most recently amended in 2014 and related rules and regulations. The State Intellectual Property Office, formerly known as the Trademark Office of the State Administration for Industry and Commerce, handles trademark registrations and grants a protection term of ten years to registered trademarks and the term may be renewed for another ten years period upon request by the trademark owner.

Domain Name

Domain names are protected under the Administrative Measures on Internet Domain Names promulgated by the MIIT on August 24, 2017 and effective since November 1, 2017. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

As a branded variety retailer, we design and sell lifestyle products. We rely on these laws and regulations in China to protect our intellectual property rights. As of June 30, 2020, we had 242 trademarks, 151 patents (including invention patents, utility model patents, and appearance design patents), 37 copyrights, and 5 registered domain names (including www.miniso.com) in China.

Regulation Related to Employment, Social Insurance and Housing Fund

Pursuant to the PRC Labor Law, which was initially promulgated in 1994 and was amended in 2009 and 2018 and the PRC Labor Contract Law, which was promulgated on June 29, 2007 and amended on December 28, 2012, employers must execute written labor contracts with full-time employees. All employers must comply with local minimum wage standards. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative and criminal liability in the case of serious violations.

In addition, according to the PRC Social Insurance Law implemented on July 1, 2011 and most recently amended on December 29, 2018 and the Regulations on the Administration of Housing Funds, which was promulgated by the State Council in 1999 and most recently amended in 2019, employers in China must provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, and medical insurance and housing funds.

Our operations in China are subject to these laws and regulations. We have not made contributions in full to social insurance and housing provident fund for some of our employees based

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

on relevant PRC regulations. See “Risk Factors—Risks Relating to Our Business and Industry—Failure to make adequate contributions to various government-sponsored employee benefits plans as required by PRC regulations may subject us to penalties” for risks associated with such non-compliance.

Regulation Related to Fire Prevention

The Fire Prevention Law of the PRC, or the Fire Prevention Law, was adopted on April 29, 1998 and last amended on April 23, 2019. According to the Fire Prevention Law and other relevant laws and regulations of the PRC, the emergency management authority of the State Council and its local counterparts at or above county level shall monitor and administer the fire prevention affairs. The fire and rescue department of such a people’s government are responsible for implementation. The Fire Prevention Law provides that the fire prevention design or construction of a construction project must conform to the national fire prevention technical standards.

According to the Fire Prevention Law, the constructor or user entity shall apply to the fire and rescue department of the local people’s government at or above county level for a fire safety inspection before a public gathering place is put into use or opens for business. Any construction illegally putting into use or operating a public gathering place without undergoing the fire safety inspection or without satisfying the fire safety requirements upon inspection shall be ordered to stop construction, stop use or stop production or business operation and be fined not less than RMB30,000 but not more than RMB300,000.

As of the date of this prospectus, we have not obtained the certificate for fire control inspection for one of our directly operated MINISO stores in China. For a detailed description of the risks associated with the lack of such certificate, see “Risk Factors—Risks Relating to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”

Regulation Related to Foreign Exchange and Dividend Distribution

Regulation on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as most recently amended in 2008. Under PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

In 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or Circular 59, which substantially amends and simplifies the previous foreign exchange procedure. Pursuant to Circular 59, the opening and deposit of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In 2013, SAFE promulgated Notice of State Administration of Foreign Exchange on Promulgation of the Provisions on Foreign Exchange Control on Direct Investments in China by Foreign Investors and Supporting Documents, which specified that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. Instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications, conduct the registration and perform statistical monitoring and reporting responsibilities.

In March 2015, SAFE promulgated the Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 allows all foreign-invested enterprises established in the PRC to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation, provides the procedures for foreign invested companies to use RMB converted from foreign currency-denominated capital for equity investments and removes certain other restrictions under previous rules and regulations. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB funds converted from their foreign exchange capital for expenditure beyond their business scope and providing entrusted loans or repaying loans between non-financial enterprises. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective in June 2016, which reiterates some of the rules set forth in Circular 19. Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding RMB capital converted from foreign exchange may be used to extend loans to related parties or repay inter-company loans (including advances by third parties). However, there are substantial uncertainties with respect to Circular 16’s interpretation and implementation in practice.

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) banks must check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records, audited financial statements and stamp with the outward remittance sum and date on the original copies of tax filing records and (ii) domestic entities must retain income to account for previous years’ losses before remitting any profits. Moreover, pursuant to Circular 3, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts and other proof as a part of the registration procedure for outbound investment.

On October 23, 2019, SAFE issued Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the Circular 28, which took effect on the same day. Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, with genuine investment projects and in compliance with effective foreign investment restrictions (negative list) and other applicable laws. However, as the Circular 28 was newly issued, there are still substantial uncertainties as to its interpretation and implementations in practice.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

Our PRC subsidiaries are subject to these regulations on foreign exchange in various aspects of their operations, such as profit distributions for those which are foreign-invested enterprises, trade and service-related foreign exchange transactions, conversion of foreign currency-denominated capital for expenditure and equity investments. For a detailed description of the risks associated with our ability to use foreign currency, see “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Regulation on Dividend Distribution

The principal regulations governing dividends distributions by companies include the PRC Company Law, the Foreign Invested Enterprise Law and its implementing rules. Under these laws and regulations, both domestic companies and foreign-invested companies in the PRC are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of their reserves reaches 50% of their registered capital unless laws regarding foreign investment provide otherwise. PRC companies are not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements. For a detailed description of the risks associated with any limitation on the ability of our PRC subsidiaries to make payments to us, see “Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

Regulation on Foreign Exchange Registration of Overseas Investment by PRC Residents

In 2014, SAFE issued the SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a “special purpose vehicle” refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through special purpose vehicles, namely, establishing foreign-invested enterprises to obtain ownership, control rights and management rights. SAFE Circular 37 provides that, before making a contribution into a special purpose vehicle, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. At the same time, SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under the SAFE Circular 37, which became effective on July 4, 2014 as an attachment of Circular 37.

In 2015, the SAFE Notice 13 amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to special purpose vehicles but had not registered as required before the implementation of the SAFE Circular 37

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

must register their ownership interests or control in the special purpose vehicles with qualified banks. An amendment to the registration is required if there is a material change with respect to the special purpose vehicle registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentations or failing to disclose the control of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

According to the above circulars and regulations, PRC residents who establish or control offshore special purpose vehicles for the purpose of financing or investment shall register with SAFE or its designated local entity. As of the date of this prospectus, Mr. Guofu Ye, Mr. Minxin Li and Ms. Yunyun Yang, who directly or indirectly hold our shares, have completed the initial foreign exchange registrations and are communicating with the bank designated by SAFE regarding updating their registration as required in connection with a recent restructuring of their respective offshore special purpose vehicles. For a detailed description of the risks associated with any failure by us, our shareholders or beneficial owners to comply with these regulations, see “Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.”

Regulation Related to Stock Incentive Plans

In February 2012, SAFE promulgated the Notice on Foreign Exchange Administration of PRC Residents Participating in Share Incentive Plans of Offshore Listed Companies, or the Stock Option Rules, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, domestic individuals, which means the PRC residents and non-PRC citizens residing in China for a continuous period of not less than one year, except for foreign diplomatic and consular agencies stationed in China and representative offices of international organizations stationed in China, subject to a few exceptions, who participate in a stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly-listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. The PRC agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, SAFE Circular 37 provides that PRC residents who

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

participate in a share incentive plan of an overseas unlisted special purpose company may register with SAFE or its local branches before exercising rights.

The above regulations apply to our directors, executive officers and other employees in connection with their exercise of stock options. For a detailed description of the risks associated with any failure to comply with these regulations, see “Risk Factors—Risks Related to Doing Business in China—Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

Regulation Related to Tax

Enterprise Income Tax

Under the Enterprise Income Tax Law of the PRC, or the EIT Law, which became effective on January 1, 2008 and was most recently amended on December 29, 2018, and its implementing rules, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25% while non-PRC resident enterprises without any branches in the PRC should pay an enterprise income tax in connection with their income from the PRC at the tax rate of 10%. An enterprise established outside of the PRC with its “de facto management bodies” located within the PRC is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate.

The EIT Law and its implementation rules provide that an income tax rate of 10% should normally be applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (a) do not have an establishment or place of business in the PRC or (b) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. Such income tax on the dividends may be reduced pursuant to a tax treaty between China and other jurisdictions. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from in-charge tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the State Taxation Administration, or the STA, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement on Relevant Issues Concerning the “Beneficial Owners” in Tax Treaties issued on February 3, 2018 by the STA and effective from April 1, 2018, comprehensive analysis based on the stipulated factor therein and actual circumstances shall be adopted when recognizing the “beneficial owner” and agents and designated wire beneficiaries are specifically excluded from being recognized as “beneficial owners”.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

Value-added Tax and Business Tax

Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, such business tax may be exempted subject to approval by the relevant tax authorities. Whereas, pursuant to the Provisional Regulations on Value-Added Tax of the PRC and its implementation regulations, unless otherwise stipulated by the State Council, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchase can be offset against such output VAT.

The Ministry of Finance, or the MOF, and the STA promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax in November 2011, and promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax in March 2016, which provides that VAT is generally imposed in lieu of business tax in the modern service industries on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services. Certain small taxpayers under PRC law are subject to reduced value-added tax at a rate of 3%. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

On April 4, 2018, the MOF and the STA issued the Notice on Adjustment of VAT Rates, which took effect on May 1, 2018 and provides that the taxable goods previously subject to VAT rates of 17% and 11% respectively are subject to lower VAT rates of 16% and 10% respectively starting from May 1, 2018. Furthermore, according to the Announcement on Relevant Policies for Deepening Value-added Tax Reform jointly promulgated by the MOF, the STA and the General Administration of Customs, which became effective on April 1, 2019, the taxable goods previously subject to VAT rates of 16% and 10% respectively become subject to lower VAT rates of 13% and 9% respectively starting from April 1, 2019.

M&A Rules and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or the CSRC, adopted the Regulations on Mergers of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. Foreign investors shall comply with the M&A Rules when they purchase equity interests of a domestic company or subscribe the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC, purchase the assets of a domestic company and operate the assets; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules purport, among other things, to require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

As advised by our PRC Legal Adviser, the CSRC approval is not required under the M&A Rules for this offering because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and (ii) Miniso Guangzhou was a foreign-invested enterprise before it was acquired by Miniso Development HK. However, there can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Guofu Ye	42	Founder, Chairman of the Board of Directors and Chief Executive Officer
Minxin Li	48	Director and Executive Vice President
Na Dou	35	Director and Executive Vice President
Saiyin Zhang	40	Director, Chief Financial Officer and Executive Vice President
Yunyun Yang	43	Director and Vice President
Wei Cao	42	Director
Rui Hao	37	Director

Mr. Guofu Ye is our founder and has been serving as our chairman and chief executive officer since our inception. In August 2009, Mr. Ye founded and has since then served as the chief executive officer of, Miniso Corporation, our predecessor company, which transferred substantially all of its businesses and assets to us. Mr. Ye accumulated immense mastery in trendy fashion during the period of Chinese economic transformation and seized the opportunity to improve the social quality consumption patterns, bringing a new business model in China. Mr. Ye received his junior college diploma in economic management from Zhongnan University of Economics and Law in China.

Mr. Minxin Li has been serving as our director since December 2018 and an executive vice president in charge of business development since August 2018. Mr. Li served as an executive vice president of the investment and development center at Miniso Corporation from February 2010 to August 2018. Mr. Li received his secondary technical school diploma in electrotechnics from Hubei Danjiangkou Commercial Technology College in China.

Ms. Na Dou has been serving as our director since December 2018 and an executive vice president in charge of product design and development since August 2018. From September 2009 to August 2018, Ms. Dou served as an executive vice president at Miniso Corporation. Ms. Dou received her bachelor’s degree in product design from Jiangnan University in China.

Mr. Saiyin Zhang has been serving as our director since December 2018, our chief financial officer and executive vice president since October 2018. Prior to joining us, Mr. Zhang served as the chief financial officer at China Resources Textiles (Holdings) Company Limited and China Resources Fashion (Holdings) Company Limited from June 2015 to July 2017. Mr. Zhang received his bachelor’s degree in accounting from Huazhong Agricultural University in China and his master’s degree in accounting and finance from University of Birmingham in the United Kingdom. Mr. Zhang is also a member of Association of Chartered Certified Accountants Southern China Steering Team.

Ms. Yunyun Yang has been serving as our director since December 2018 and a vice president in charge of risk management since August 2018. From September 2009 to August 2018, Ms. Yang served as an executive vice president of the risk management center at Miniso Corporation. Ms. Yang studied fashion design at Bengbu Business School in China.

Mr. Wei Cao has been serving as our director since December 2018. Mr. Cao has more than 15 years of experience in the finance and investment management industry. Mr. Cao is a Partner of

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

Hillhouse Capital Group, focusing on consumer investment. Prior to joining Hillhouse in 2014, Mr. Cao worked at Warburg Pincus LLC from 2004 to 2014. Prior to that, he was a consultant at The Boston Consulting Group from 2003 to 2004. Mr. Cao received his bachelor’s degree in accounting and his master’s degree in accounting from Tsinghua University in China.

Mr. Rui Hao has been serving as our director since December 2018. Mr. Hao joined Tencent Investment in April 2013 and has been serving as an executive director since 2017. Prior to joining Tencent, Mr. Hao served as an associate at Jefferies from November 2011 to April 2013 and a consultant at Accenture from September 2008 to October 2011. Mr. Hao received his bachelor’s degree in e-commerce and his master’s degree in engineering from Beijing University of Posts and Telecommunications in China.

Board of Directors

Our board of directors will consist of                  directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his interest at a meeting of our directors. Subject to the NYSE rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he shall be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee, and a nominating and corporate governance committee. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee will consist of                 ,                  and                 .                  will be the chairman of our audit committee. We have determined that                  and                  satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act. We have determined that qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

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•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.    Our compensation committee will consist of                 ,                  and                 .                  will be the chairman of our compensation committee. We have determined that                  and                  satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee will consist of                 ,                  and                 .                  will be the chairman of our nominating and corporate governance committee.                 and                  satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth Courts have moved toward an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

[Our directors may be elected by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Our directors are not automatically subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution of our shareholders. In addition, a director will cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.]

[Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, for certain acts of the executive officer, such as continued failure to satisfactorily perform, willful misconduct or gross negligence in the performance of agreed duties, conviction or entry of a guilty or nolo contendere plea of any felony or any misdemeanor involving moral turpitude, or dishonest act that results in material to our detriment or material of the employment agreement. We may also terminate an executive officer’s employment without cause upon 60-day

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as may be agreed between the executive officer and us. The executive officer may resign at any time with a 60-day advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) solicit from any customer doing business with us during the effective term of the employment agreement business of the same or of a similar nature to our business; (ii) solicit from any of our known potential customer business of the same or of a similar nature to that which has been the subject of our known written or oral bid, offer or proposal, or of substantial preparation with a view to making such a bid, proposal or offer; (iii) solicit the employment or services of, or hire or engage, any person who is known to be employed or engaged by us; or (iv) otherwise interfere with our business or accounts, including, but not limited to, with respect to any relationship or agreement between any vendor or supplier and us.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.]

Compensation of Directors and Executive Officers

For the fiscal year ended June 30, 2020, we paid an aggregate of RMB10.2 million (US$1.4 million) in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Awards

As of the date of this prospectus, we have granted to our employees two types of awards, i.e. restricted shares and options. We summarize below key terms of the awards we have granted:

Restricted Shares

Our board of directors approved grants of 79,425,248 restricted shares to our employees. As of the date of this prospectus, all of these 79,425,248 restricted shares have been granted to our

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

employees and are held by several holding vehicles on behalf of our employees. As of the date of this prospectus, we have 77,184,632 restricted shares outstanding. All restricted shares granted are subject to repurchase arrangements and transfer restrictions.

Repurchase arrangements.    Within certain period(s) after the grant date, certain portion(s) of restricted shares granted are subject to repurchases by the actual controlling person of our company or its designed person or entity. Upon a termination of employment for cause, the actual controlling person of our company or its designed person or entity has the right to repurchase not only the portion that is subject to repurchase arrangements, but the portion that is not subject to repurchase arrangements. The award agreements also provide whether, how and in what prices the repurchases are going to be made in the case of a change-in-control, dissolution and liquidation, debt settlement, change of position and different types of termination of employment.

Transfer restrictions.    Unless otherwise approved by the board of directors of our company or pursuant to laws governing succession by will or intestacy, the grantees are not allowed to transfer any restricted shares granted prior to and within certain periods after our company’s initial public offering. Within five years after our company’s initial public offering, the amount of shares that can be transferred by each grantee in each year shall not be higher than 20% of the total amount of restricted shares granted to such grantee. Such transfer shall be interpreted to include pledge, encumber, guarantee arrangements or any other forms of transfer.

Options

We have issued a total of 31,618,125 ordinary shares to MCYP Management Limited, the holding vehicle that holds the ordinary shares underlying the options granted and/or to be granted to grantees. As of the date of this prospectus, options to purchase a total of 9,394,000 ordinary shares granted to our employees are outstanding. The following paragraphs summarize key terms of the option award agreements.

Vesting schedule.    Options granted are subject to a five-year vesting schedule set forth in each award agreement with 20% of granted options become vested in each anniversary and the options granted will vest in accordance with, among other factors, such vesting schedule.

Exercise, forfeiture and repurchase.    In the event that a grantee’s employment with us is terminated for cause, unless otherwise determined by the board of directors, unvested portion of options granted to such grantee will be forfeited upon such termination of employment. With respect to the portion vested but not yet exercised and the portion vested and exercised, the actual controlling person of our company or its designed person or entity has the right to repurchase such portion of options/ordinary shares at a price determined by the board of directors. The award agreements also provide how options will be vested, forfeited, or exercised in the case of a change-in-control, dissolution and liquidation, debt settlement, change of position and different types of termination of employment.

Transfer restrictions.    Unless otherwise approved by the board of directors of our company or pursuant to laws governing succession by will or intestacy, the grantees are not allowed to transfer any restricted shares granted prior to and within certain periods after our company’s initial public offering. Within five years after our company’s initial public offering, the amount of ordinary shares received after exercise that can be transferred by each grantee in each year shall not be higher than 20% of the total amount of options granted to such grantee. Such transfer shall be interpreted to include pledge, encumber, guarantee arrangements or any other forms of transfer.

Expiration.    The options granted will not expire until the tenth anniversary of the grant date.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

The following table summarizes, as of the date of this prospectus, the number of restricted shares we have granted to our directors and executive officers. We have not granted options to our directors or executive officers.

Name	Restricted Shares	Grant Price	Date of Grant	Date of Expiration
Na Dou	11,979,800	US$0.036 per share	December 26, 2019	—
Saiyin Zhang	*	US$0.036 per share	December 26, 2019	—

All directors and executive officers as a group	19,878,600	US$0.036 per share	December 26, 2019	—

Note:

*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this prospectus.

As of the date of this prospectus, our employees other than directors and executive officers as a group held (i) options to purchase 9,394,000 ordinary shares, with an exercise price of US$0.036 per share, and (ii) 57,306,032 restricted shares.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

PRINCIPAL [AND SELLING] SHAREHOLDERS

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of the date of this prospectus by:

•	each of our directors and executive officers;

•	each of our principal shareholders who beneficially own more than 5% of our total issued and outstanding shares[; and

•	each selling shareholder.]

The calculations in the table below are based on 1,094,301,607 ordinary shares on an as-converted basis issued and outstanding as of the date of this prospectus, assuming an initial public offering price of US$                per ADS, the mid-point of the estimated initial public offering price range on the front cover page of this prospectus, and                  ordinary shares issued and outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		[Ordinary Shares Being Sold in This Offering		Ordinary Shares Beneficially Owned Immediately After This Offering
	Number	%	Number	%]	Number	%
Directors and Executive Officers**:
Guofu Ye(1)	884,117,053	80.8
Minxin Li(2)	54,025,588	4.9
Na Dou(3)	11,979,800	1.1
Saiyin Zhang	*	*
Yunyun Yang(4)	773,073,680	70.6
Wei Cao	—	—
Rui Hao	—	—
All Directors and Executive Officers as a Group	938,142,641	85.7

Principal[ and Selling] Shareholders:
Mini Investment Limited(5)	328,290,482	30.0
YGF MC LIMITED(6)	186,934,001	17.1
YYY MC LIMITED(7)	257,849,197	23.6
HH SPR-XIV Holdings Limited(8)	58,833,418	5.4
Tencent entities(9)	58,833,418	5.4

Notes:

*	Aggregate number of shares accounts for less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this prospectus.
**

Except Mr. Wei Cao and Mr. Rui Hao, whose business are separately specified below, the business address of our directors and executive officers is 25F, Heye Plaza, No.486, Kangwang Middle Road, Liwan District, Guangzhou 510140, Guangdong Province, the People’s Republic of China. The business address of Mr. Cao Wei is 28/F, Building B, PingAn

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

International Financial Center, Chaoyang district, Beijing 100027, the People’s Republic of China. The business address of Mr. Rui Hao is 10/F, China Technology Trade Center, 66 North 4th Ring West Road, Haidian district, Beijing, the People’s Republic of China.

(1)

Represents (i) 328,290,482 ordinary shares held by Mini Investment Limited, a limited liability company incorporated under the laws of British Virgin Islands, (ii) 186,934,001 ordinary shares held by YGF MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands, (iii) 257,849,197 ordinary shares held by YYY MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands, and (iv) 111,043,373 ordinary shares held by 12 share incentive awards holding vehicles, which appointed Mr. Guofu Ye as their proxy and authorized Mr. Guofu Ye to exercise, on behalf of them, the voting power of the 111,043,373 ordinary shares at the discretion of Mr. Guofu Ye.

Mini Investment Limited is wholly owned by YGF Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YGF Development Limited are held by TMF (Cayman) Ltd. on behalf of YGF Trust, with TMF (Cayman) Ltd. as the trustee, and Mr. Ye and his family members as beneficiaries. Mr. Guofu Ye is deemed to be the controlling person of the trust.

Mr. Guofu Ye is the sole shareholder of YGF MC LIMITED.

YYY MC LIMITED is wholly owned by YYY Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YYY Development Limited are held by TMF (Cayman) Ltd. on behalf of YYY Trust, with TMF (Cayman) Ltd. as the trustee, and Ms. Yang and her family members as beneficiaries. Ms. Yunyun Yang is deemed to be the controlling person of the trust. Ms. Yunyun Yang is Mr. Guofu Ye’s spouse. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, Mr. Guofu Ye is deemed to be a beneficial owner of the shares held by YYY MC LIMITED.

(2)

Represents 54,025,588 ordinary shares held by LMX MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands. All shares of LMX MC LIMITED are held by TMF (Cayman) Ltd. on behalf of LMX Trust, with TMF (Cayman) Ltd. as the trustee, and Mr. Li and his family members as beneficiaries. Mr. Minxin Li is deemed to be the controlling person of the trust.

(3)

Represents 11,979,800 ordinary shares held by DN MC LIMITED, a British Virgin Islands company. DN MC LIMITED is wholly owned by Ms. Na Dou, and Ms. Na Dou is the sole director of DN MC LIMITED. The registered address of DN MC LIMITED is Portculis Chambers, 4th Floor Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, VG1110, British Virgin Islands. DN MC LIMITED has appointed Mr. Guofu Ye as its proxy and authorized Mr. Guofu Ye to exercise, on behalf of it, the voting power of the 11,979,800 ordinary shares at the discretion of Mr. Guofu Ye.

(4)

Represents (i) 328,290,482 ordinary shares held by Mini Investment Limited, a limited liability company incorporated under the laws of British Virgin Islands, (ii) 186,934,001 ordinary shares held by YGF MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands, and (iii) 257,849,197 ordinary shares held by YYY MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands.

Mini Investment Limited is wholly owned by YGF Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YGF Development Limited are held by TMF (Cayman) Ltd. on behalf of YGF Trust, with TMF (Cayman) Ltd. as the trustee, and Mr. Ye and his family members as beneficiaries. Mr. Guofu Ye is deemed to be the controlling person of the trust. Mr. Guofu Ye is Ms. Yunyun Yang’s spouse. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, Ms. Yunyun Yang is deemed to be a beneficial owner of the shares held by Mini Investment Limited.

Mr. Guofu Ye is the sole shareholder of YGF MC LIMITED. Mr. Guofu Ye is Ms. Yunyun Yang’s spouse. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, Ms. Yunyun Yang is deemed to be a beneficial owner of the shares held by YGF MC LIMITED.

YYY MC LIMITED is wholly owned by YYY Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YYY Development Limited are held by TMF (Cayman) Ltd. on behalf of YYY Trust, with TMF (Cayman) Ltd. as the trustee, and Ms. Yang and her family members as beneficiaries. Ms. Yunyun Yang is deemed to be the controlling person of the trust.

(5)

Represents 328,290,482 ordinary shares held by Mini Investment Limited, a limited liability company incorporated under the laws of British Virgin Islands. Mini Investment Limited is wholly owned by YGF Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YGF Development Limited are held by TMF (Cayman) Ltd. on behalf of YGF Trust, with TMF (Cayman) Ltd. as the trustee, and Mr. Ye and his family members as beneficiaries. Mr. Guofu Ye is deemed to be the controlling person of the trust. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, both Mr. Guofu Ye and Ms. Yunyun Yang are deemed to be beneficial owners of the shares held by Mini Investment Limited. The business address of Mini Investment Limited is c/o 25/F, Heye Plaza, No.486, Kangwang Middle Road, Liwan District, Guangzhou 510140, Guangdong Province, the People’s Republic of China.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

(6)

Represents 186,934,001 ordinary shares held by YGF MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands. Mr. Guofu Ye is the sole shareholder of YGF MC LIMITED. The business address of YGF MC LIMITED is c/o 25/F, Heye Plaza, No.486, Kangwang Middle Road, Liwan District, Guangzhou 510140, Guangdong Province, the People’s Republic of China. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, both Mr. Guofu Ye and Ms. Yunyun Yang are deemed to be beneficial owners of the shares held by YGF MC LIMITED.

(7)

Represents 257,849,197 ordinary shares held by YYY MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands. YYY MC LIMITED is wholly owned by YYY Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YYY Development Limited are held by TMF (Cayman) Ltd. on behalf of YYY Trust, with TMF (Cayman) Ltd. as the trustee, and Ms. Yang and her family members as beneficiaries. Ms. Yunyun Yang is deemed to be the controlling person of the trust. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, both Mr. Guofu Ye and Ms. Yunyun Yang are deemed to be beneficial owners of the shares held by YYY MC LIMITED. The business address of YYY MC LIMITED is c/o 25/F, Heye Plaza, No.486, Kangwang Middle Road, Liwan District, Guangzhou 510140, Guangdong Province, the People’s Republic of China.

(8)

Represents 58,833,418 Series A preferred shares held by HH SPR-XIV Holdings Limited, a limited liability company incorporated under the laws of Cayman Islands. HH SPR-XIV Holdings Limited is wholly owned by Hillhouse Fund IV, L.P. Hillhouse Capital Management, Ltd. acts as the sole management company of Hillhouse Fund IV, L.P. Mr. Lei Zhang may be deemed to have controlling power over Hillhouse Capital Management, Ltd. Mr. Lei Zhang disclaims beneficial ownership of all of the shares held by Hillhouse Fund IV, L.P., except to the extent of his pecuniary interest therein. The registered address of HH SPR-XIV Holdings Limited is 89 Nexus Way, Camana Bay, PO Box 31106, KY1-1205, Grand Cayman, Cayman Islands.

(9)

Represents (i) 41,183,394 Series A preferred shares held by Tencent Mobility Limited, a limited liability company incorporated under the laws of Hong Kong Special Administrative Region, and (ii) 17,650,024 Series A preferred shares held by Easy Land Limited, a limited liability company incorporated under the laws of British Virgin Islands. Both Tencent Mobility Limited and Easy Land Limited are wholly owned by Tencent Holdings Limited, a company listed on the Hong Kong Stock Exchange (Stock code: 00700). The business address of Tencent Mobility Limited is 29/F, Three Pacific Place, 1 Queen’s Road East, Wanchai, Hong Kong. The registered address of Easy Land Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

As of the date of this prospectus, none of our ordinary shares or preferred shares are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

RELATED PARTY TRANSACTIONS

Shareholders Agreement

See “Description of Share Capital—History of Securities Issuances.”

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Stock Incentive Plan

See “Management—Share Incentive Awards.”

Other Related Party Transactions

Before the disposal of discontinued operations, certain subsidiaries in discontinued operations borrowed loans from Mr. Guofu Ye. For the fiscal year ended June 30, 2019, these subsidiaries, before the disposal of discontinued operations, repaid a portion of loan principals amounting to RMB130.4 million (US$18.5 million) and paid loan interests amounting to RMB5.0 million (US$0.7 million).

For the fiscal years ended June 30, 2019 and 2020, Mr. Guofu Ye made repayment of RMB269.9 million and RMB297.1 million (US$42.1 million), respectively, in relation to interest-free cash advances made to Mr. Ye in connection with a reorganization in 2018.

For the fiscal year ended June 30, 2019, Mr. Guofu Ye waived the repayment obligation of our subsidiary in the United States in relation to interest-free loans of RMB5.0 million that Mr. Ye previously extended to such subsidiary as working capital.

For the fiscal year ended June 30, 2019, we made cash advances of RMB9.5 million to MINI Investment Holdings Limited, a company controlled by Mr. Guofu Ye for purposes of doing a reorganization. As of the date of this prospectus, such amount had been repaid.

For the fiscal year ended June 30, 2020, we made cash advances of RMB5.2 million (US$0.7 million) to Nome Design Guangzhou Limited, a company controlled by Mr. Guofu Ye. During the same fiscal year, we also purchased goods from Nome Design Guangzhou Limited for a consideration of RMB648.0 thousand (US$92.0 thousand). As of June 30, 2020, the total amount of outstanding receivable from Nome Design Guangzhou Limited was RMB4.6 million (US$0.6 million) and such amount had been fully paid as of the date of this prospectus.

For the fiscal years ended June 30, 2019 and 2020, we purchased goods from Shanghai Kerong Network Limited, a company that Mr. Guofu Ye has significant influence, for a consideration of RMB191.2 million and RMB177.4 million (US$25.1 million), respectively. As of June 30, 2020, the outstanding payable amount was RMB3.2 million (US$0.5 million).

For the fiscal years ended June 30, 2019 and 2020, we purchased goods from Shenzhen Zhizhi Brand Incubation Limited, a company that Mr. Guofu Ye has significant influence, for a consideration of RMB97.3 million and RMB52.4 million (US$7.4 million), respectively. As of June 30, 2020, the outstanding payable amount was RMB1.6 million (US$0.2 million).

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

For the fiscal year ended June 30, 2020, we purchased goods from Wow Color Beauty Guangdong Technology Limited, a company controlled by Mr. Guofu Ye, for a consideration of RMB13.3 million (US$1.9 million). As of June 30, 2020, the outstanding payable amount was RMB1.0 million (US$0.1 million).

For the fiscal year ended June 30, 2020, we made cash advances of RMB101.5 million (US$14.4 million) to Mr. Guofu Ye for purposes of doing a reorganization. As of the date of this prospectus, such amount had been repaid.

For the fiscal year ended June 30, 2020, we received prepayments of RMB4.0 million (US$0.6 million) from Miniso Lifestyle Nigeria Limited, a company controlled by Mr. Guofu Ye, for purchase of goods from us. During the same fiscal year, we sold goods of RMB0.2 million (US$28.0 thousand) to Miniso Lifestyle Nigeria Limited. As of June 30, 2020, the outstanding prepayments made by Miniso Lifestyle Nigeria Limited, after deducting the consideration of RMB0.2 million of the goods we sold to it, was RMB3.8 million (US$0.5 million).

From December 2019 to April 2020, we disposed of certain loss-making subsidiaries to companies controlled by Mr. Guofu Ye. See “Corporate History and Structure—Corporate History.”

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands, which we refer to as the Companies Law below, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$50,000 divided into 5,000,000,000 shares, comprising of (i) 4,882,333,164 ordinary shares of a par value of $0.00001 each, and (ii) 117,666,836 Series A preferred shares of a par value of $0.00001 each. As of the date of this prospectus, (i) 976,634,771 ordinary shares, and (ii) 117,666,836 Series A preferred shares are issued and outstanding. All of our issued and outstanding shares are duly authorized, validly issued and fully paid.

Immediately prior to the completion of this offering, all of our issued and outstanding preferred shares will be converted into ordinary shares by way of re-designation on a one-for-one basis. Following such conversion, we will have                  ordinary shares issued and outstanding, assuming the underwriters do not exercise the option to purchase additional ADSs. All of our shares issued and outstanding prior to the completion of the offering are fully paid, and all of our shares to be issued in the offering will be issued as fully paid.

Our Post-Offering Memorandum and Articles of Association

[We will adopt the amended and restated memorandum and articles of association, which will become effective and replace our current memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the post-offering memorandum and articles of association and of the Companies Law, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company.    Under our post-offering memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Dividends.    Our directors may from time to time declare dividends (including interim dividends) and other distributions on our shares in issue and authorize payment of the same out of the funds of our company lawfully available therefor. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Our post-offering memorandum and articles of association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights.    Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder holding not less than [10]% of the votes attaching to the shares present in person or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the issued and outstanding ordinary shares cast at a meeting. A special resolution will be required for important

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

matters such as a change of name or making changes to our post-offering memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders.    As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by the chairman of our board of directors or by our directors (acting by a resolution of our board). Advance notice of at least [seven] days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, one or more of our shareholders holding shares which carry in aggregate (or representing by proxy) not less than [one-third] of all votes attaching to all of our shares in issue and entitled to vote at such general meeting.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than [one-third] of all votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares.    Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the rules of the NYSE be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation.    On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares.    We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by our shareholders by special resolution. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Law, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (i) unless it is fully paid up, (ii) if such redemption or repurchase would result in there being no shares outstanding or (iii) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.    Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the consent in writing of the holders of [all of the] issued shares of that class or with the sanction of an [ordinary] resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares.    Our post-offering memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares, without the need for any approval or consent from our shareholders.

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Our post-offering memorandum and articles of association also authorizes our board of directors, without the need for any approval or consent from our shareholders, to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares, without the need for any approval or consent from, or other action by, our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records.    Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association, our register of mortgages and charges and any special resolutions passed by our shareholders). However, we intend to provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions.    Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company.    We are an exempted company incorporated with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

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•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).]

Exclusive forum.    Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.    The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to

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the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Law. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Law also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits.    In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

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•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his

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duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow any one or more of our shareholders holding shares which carry in aggregate not less than [one-third] of the total number votes attaching to all issued and the outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director will also cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

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Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board of directors.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variations of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the consent in writing of the holders of [all of the] issued shares of that class or with the sanction of an [ordinary] resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies

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Law and our post-offering memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders.    There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

Historically, Miniso (Guangzhou) Co., Ltd., or Miniso Guangzhou, was our holding company, and we conducted equity financing activities through this entity. In December 2018, Miniso Guangzhou completed a round of financing by issuing equity interests to HH SPRY-XIV HK Holdings Limited, Tencent Mobility Limited and Easy Land Limited and raised an aggregate of RMB1.0 billion. Immediately prior to our corporate reorganization in early 2020, the holders of equity interests in Miniso Guangzhou included Mini Investment, Mr. Guofu Ye, Mr. Minxin Li, four employee share incentive platforms, HH SPR-XIV HK Holdings Limited, Tencent Mobility Limited and Easy Land Limited.

Our current Cayman holding company, MINISO Group Holding Limited, was established on January 7, 2020. As part of our corporate reorganization in early 2020, we conducted the following securities issuances so that the shareholding structure of MINISO Group Holding Limited mirrors that of Miniso Guangzhou:

On January 7, 2020, Miniso Group Holding Limited issued one ordinary share at par value to Mapcal Limited. Such one ordinary share was transferred to Mini Investment Limited, a company ultimately wholly owned by Mr. Guofu Ye, on the same day.

On January 16, 2020, we issued (a) 328,290,481 ordinary shares to Mini Investment Limited for a consideration of US$6.6 million, (b) 218,860,321 ordinary shares to YGF MC LIMITED, a company wholly owned by Mr. Guofu Ye, for a consideration of US$4.4 million, (c) 257,849,197 ordinary shares to YYY MC LIMITED, a company wholly owned by Ms. Yunyun Yang, for a consideration of US$5.2 million, and (d) 60,591,398 ordinary shares to LMX MC LIMITED, a company wholly owned by Mr. Minxin Li, for a consideration of US$1.2 million.

On January 16, 2020, we also issued at par value per share 31,618,125 ordinary shares to MCYP Management Limited, an employee share incentive platform.

On January 16, 2020, we also issued at US$0.036 per share (a) 8,634,248 ordinary shares to MCYP Grand Management Limited, an employee share incentive platform, (b) 11,979,800 ordinary shares to DN MC LIMITED, an employee share incentive platform holding restricted shares granted to Ms. Na Dou, (c) 8,214,500 ordinary shares to LWG MC LIMITED, an employee share incentive platform holding restricted shares granted to Mr. Weiguo Liu, (d) 7,898,800 ordinary shares to ZSY MC LIMITED, an employee share incentive platform holding restricted shares granted to Mr. Saiyin Zhang, (e) 7,781,900 ordinary shares to MYT MC LIMITED, an employee share incentive platform holding restricted shares granted to Mr. Yutao Ma, (f) 6,484,800 ordinary shares to HZ MC LIMITED, an employee share incentive platform holding restricted shares granted to Mr. Zheng Huang, (g) 5,749,800 ordinary shares to LBF MC LIMITED, an employee share incentive platform holding restricted shares granted to Mr. Baifan Long, (h) 7,441,000 ordinary shares to MCYP Fortune Management Limited, an employee share incentive platform, (i) 5,994,100 ordinary shares to MCYP Great Management Limited, an employee share incentive platform, (j) 5,106,500 ordinary shares to MCYP Evergreen Management Limited, an employee share incentive platform, and (k) 4,139,800 ordinary shares to MCYP Forever Management Limited, an employee share incentive platform.

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On February 14, 2020, we issued (i) 58,833,418 series A preferred shares to HH SPR-XIV Holdings Limited for a consideration of U.S. dollar equivalent of RMB491,518,431, (ii) 41,183,394 series A preferred shares to Tencent Mobility Limited for a consideration of US dollar equivalent of RMB350,000,000, and (iii) 17,650,024 series A preferred shares to Easy Land Limited for a consideration of US dollar equivalent of RMB150,000,000.

Grant of Options

We have granted options and restricted shares to our directors, executive officers and other employees. The total amount of restricted shares and the total amount of ordinary shares underlying the options we have granted and will grant have been issued to our employee share incentive platforms. See “Management—Share Incentive Awards” for the aggregate number of restricted shares and the aggregated number of ordinary shares underlying the options we have granted and will grant in the future.

Shareholders Agreement

We entered into a shareholders agreement on February 26, 2020 with our shareholders, consisting of holders of ordinary shares and holders of Series A preferred shares. The shareholders agreement provides for certain shareholders’ rights, including rights of first refusal and rights of co-sale, preemptive rights, redemption rights, liquidation preference, information and inspection rights, and contains provisions governing our board of directors and other corporate governance matters. These special rights, as well as the corporate governance provisions, will automatically terminate immediately after the completion of this offering.

Registration Rights

Under this shareholders agreement, we have also granted certain registration rights to holders of our Series A preferred shares. Set forth below is a description of such registration rights.

Demand Registration Rights.    If, at any time following the earlier of 180 days after the effective date of the registration statement of this offering, we receive a request from holders of registrable securities holding at least 5% of the registrable securities then outstanding requesting us to effect a registration of the registrable securities under the Securities Act of such requesting shareholder’s registrable securities where the anticipated gross proceeds (before the deduction of any discounts or commissions) would be at least US$200 million, then we need to promptly give notice of such requested registration to the other shareholders and thereupon shall use our reasonable best efforts to effect, as expeditiously as possible, the registration under the Securities Act of all registrable securities for which the requesting shareholder has requested registration and all other registrable securities that other shareholders requested us to register. If the number of registrable securities requested to be included in such registration (including any securities that we proposes to be included that are not registrable securities) exceeds the largest number of shares that can be sold without having an adverse effect on such offering, the amount of securities that will actually be included in the registration will follow a priority list agreed by our shareholders and us. We are not be obligated to effect more than a total of three demand registrations and in no event shall we be required to effect more than one demand registration within any six-month period. We shall pay all registration expenses in connection with each demand registration.

Piggyback Registration Rights.    If, at any time following 180 days after the effective date of the registration statement of this offering, we propose to register any of our securities under the Securities Act, we shall at each such time give prompt notice to each holder of registrable securities at least 20

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business days prior to the anticipated filing date of the registration statement relating to such registration, offering such shareholder(s) the opportunity to include in such registration statement the number of registrable securities such shareholder(s) may request. Upon the request of any such shareholder(s) made within five business days after the receipt of notice from us, we shall use our reasonable best efforts to effect the registration under the Securities Act of all registrable securities that we have been so requested to register by all such shareholders. If the number of registrable securities that we and such shareholders intend to include in such registration exceeds the largest number of shares that can be sold without having an adverse effect on such offering, the amount of securities that will actually be included in the registration will follow a priority list agreed by our shareholders and us. Holders of registrable securities may make unlimited number of requests to register registrable securities under this piggyback registration. We shall pay all registration expenses in connection with each piggyback registration.

Termination of Registration Rights.    The registration rights will terminate with respect to any holder of registrable securities upon the earliest of: (i) the date of the completion of a liquidation event, (ii) when all registrable securities held by that shareholder may be sold without restriction under Rule 144(k) within a 90-day period, (iii) the date that is the fifth anniversary following the completion of this offering, and (iv) another date as may be mutually agreed in writing by us and that holder of registrable securities.

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DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent                ordinary shares (or a right to receive                ordinary shares) deposited with The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. For directions on how to obtain copies of those documents see “Where You Can Find Additional Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

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Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation.” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or

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charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we agree to give the

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depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from

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ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from the us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of

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deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if

•	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

•

we delist the ADSs from an exchange in the United States on which they were listed and do not list the ADSs on another exchange in the United States or make arrangements for trading of ADSs on the U.S. over-the-counter market;

•	we delist our shares from an exchange outside the United States on which they were listed and do not list the shares on another exchange outside the United States;

•	the depositary has reason to believe the ADSs have become, or will become, ineligible for registration on Form F-6 under the Securities Act of 1933;

•	we appear to be insolvent or enter insolvency proceedings;

•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

•	there has been a replacement of deposited securities.

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If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•

are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

•

are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•

are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

•

the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

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Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•

when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

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Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. You will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.

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SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have              ADSs outstanding, representing approximately         % of our outstanding ordinary shares, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs. We intend to apply to list the ADSs on the NYSE, but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

[We and each of our directors, executive officers and existing shareholders and holders of our share incentive awards have agreed, subject to certain exceptions, for a period of 180 days after the date of this prospectus, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or the ADSs or securities that are substantially similar to our ordinary shares or the ADSs, including but not limited to any options or warrants to purchase our ordinary shares, the ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares, the ADSs or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed),] without the prior written consent of the representatives of the underwriters. See “Underwriting.”

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of the ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for the ADSs or ordinary shares may dispose of significant numbers of the ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sales of the ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of the ADSs from time to time. Sales of substantial amounts of the ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of the ADSs.]

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Rule 144

All of our ordinary shares that will be issued and outstanding upon the completion of this offering, other than those ordinary shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•

1% of the then issued and outstanding ordinary shares of the same class, including ordinary shares represented by ADSs, which immediately after the completion of this offering will equal              ordinary shares, assuming the underwriters do not exercise their over-allotment option; or

•

the average weekly trading volume of our ordinary shares of the same class, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

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TAXATION

The following summary of the Cayman Islands, PRC and U.S. federal income tax considerations of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the ADSs or ordinary shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel; to the extent it relates to PRC tax law, it is the opinion of JunHe LLP, our PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares and ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or the ADSs, nor will gains derived from the disposal of our ordinary shares or the ADSs be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. Further to the SAT Circular 82, the SAT issued the SAT Bulletin 45, which became effective since September 2011, to provide more guidance on the implementation of the SAT Circular 82. The SAT

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

Bulletin 45 provides for detailed procedures and administration with respect to determination of residence status and administration of post-determination matters.

We believe that Miniso Group Holding Limited is not a PRC resident enterprise for PRC tax purposes. Miniso Group Holding Limited is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Miniso Group Holding Limited meets all of the conditions above. Miniso Group Holding Limited is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. Therefore, we do not believe that Miniso Group Holding Limited meets all of these conditions or Miniso Group Holding Limited is a PRC resident enterprise for PRC tax purposes even if the conditions for “de facto management body” prescribed in the SAT Circular 82 are applicable. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that Miniso Group Holding Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of Miniso Group Holding Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Miniso Group Holding Limited is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, Miniso Group Holding Limited, is not deemed to be a PRC resident enterprise, holders of the ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Public Notice 7 and SAT Public Notice 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity which directly owns such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Public Notice 7 and SAT Public Notice 37, and we may be required to expend valuable resources to comply with SAT Public Notice 7 and SAT Public Notice 37, or to establish that we should not be taxed under these circulars. See “Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs in this offering and holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	persons liable for alternative minimum tax;

•	persons who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

•	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	investors that have a functional currency other than the U.S. dollar;

•	persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our stock (by vote or value); or

•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities;

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

For U.S. federal income tax purposes, a U.S. Holder of ADSs generally will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs generally will not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles not reflected on its balance sheet are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based upon our current and expected income and assets, including the expected proceeds from this offering, and projections as to the market price of our ADSs immediately following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC will depend, in part, upon the composition of our income and assets. Furthermore, fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization immediately following the close of this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the ADSs or ordinary shares.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

Dividends

The gross amount of any distributions paid on our ADSs or ordinary shares (including the amount of any PRC tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax on any such dividends at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the U.S.-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs listed on the NYSE will generally be considered to be readily tradable on an established securities market in the United States. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether our ADSs are readily tradable on an established securities market in the United States, would be potentially eligible for the reduced rates of taxation described in the preceding paragraph.

For U.S. foreign tax credit purposes, dividends paid on our ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares (see “Taxation—People’s Republic of China Taxation”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long term if the ADSs or ordinary shares have been held for more than one year at the time of disposition. The deductibility of a capital loss may be subject to limitations.

Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, and if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income for foreign tax credit purposes and, subject to a number of complex conditions and limitations, such PRC tax may be eligible for credit against a U.S. Holder’s U.S. federal income tax liability. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to make the election to treat any gain as PRC source income, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid to the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain recognized on the sale or other disposition (including, under certain circumstances, a pledge) of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•

the amount allocated to the taxable year of the distribution or gain and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

•

the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to our ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury regulations. We expect that our ADSs, but not our ordinary shares, will be treated as marketable stock upon their listing on the NYSE, provided that they are regularly traded. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax considerations of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

UNDERWRITING

We [,the selling shareholders] and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Goldman Sachs (Asia) L.L.C. and BofA Securities, Inc. are the representatives of the underwriters. The address of Goldman Sachs (Asia) L.L.C. is 68th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. The address of BofA Securities, Inc. is One Bryant Park, New York, NY 10036, United States.

Underwriters	Number of ADSs
Goldman Sachs (Asia) L.L.C.
BofA Securities, Inc.

Total

The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are committed to take and pay for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised.

Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. Goldman Sachs (Asia) L.L.C. will offer ADSs in the United States through its registered broker-dealer affiliate in the United States, Goldman Sachs & Co. LLC.

Option to Purchase Additional ADSs

The underwriters have an option to buy up to an additional            ADSs from us [and an additional              ADSs from the selling shareholders] at the initial public offering price less the underwriting discounts and commissions. The underwriters may exercise this option solely to cover sales by the underwriters of a greater number of ADSs than the total number set forth in the table above. They may exercise that option for 30 days. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.

Commissions and Expenses

The following tables show the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us [and the selling shareholders]. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional              ADSs.

Paid by us
	No Exercise	Full Exercise
Per ADS	US$	US$
Total	US$	US$

[Paid by the Selling Shareholders]
	No Exercise	Full Exercise
Per ADS	US$	US$
Total	US$	US$

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

The estimated offering expenses payable by us [and the selling shareholders], exclusive of the underwriting discounts and commissions, are approximately US$            million [and US$                million, respectively].

Lock-Up Arrangements

We have agreed that, without the prior written consent of the representatives, we will not, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs; (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ordinary shares or ADSs; (iii) file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or (iv) publicly disclose the intention to make any offer, sale, pledge, disposition or filing, in each case regardless of whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise.

The restrictions in the preceding paragraph do not apply to employee benefit plans existing on the date of this prospectus. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Each of our directors, executive officers and existing shareholders [and holders of our share incentive awards] have agreed that, without the prior written consent of the representatives, it will not, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs, (2) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ordinary shares or ADSs, or (3) publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, in each case regardless of whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise.

In addition, through a letter agreement, we will instruct            , as depositary, not to accept any deposit of any ordinary shares or deliver any ADSs until after 180 days following the date of this prospectus unless we consent to such deposit or issuance. We will not provide such consent without the prior written consent of the representatives.

The representatives, in their sole discretion, on behalf of the underwriters may release the ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

Pricing of this Offering

ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to US$            per ADS from the initial public offering price. After the initial offering of the ADSs, the representatives may change the offering price and the other selling terms. The offering of the ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

Prior to this offering, there has been no public market for our ordinary shares or the ADSs. The initial public offering price will be negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. An active trading market for the ADSs may not develop. It is also possible that after the offering the ADSs will not trade in the public market at or above the initial public offering price.

NYSE Listing

An application will be made to list the ADSs on the NYSE under the symbol “MNSO.”

Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in this offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional ADSs for which the underwriters’ option described above may be exercised. The underwriter may cover any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to cover the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option described above. “Naked” short sales are any short sales that creates a short position greater than the amount of additional ADSs for which the option described above may be exercised.

The underwriters must cover any such naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of ADSs made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities, and may end any of these activities at any time. These transactions may be effected on the NYSE, the over-the-counter market or otherwise.

Electronic Distribution

A prospectus in electronic format will be made available on the websites maintained by one or more of the underwriters or one or more securities dealers. One or more of the underwriters may

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

distribute prospectuses electronically. The underwriters may agree to allocate a number of ADSs for sale to their online brokerage account holders. ADSs to be sold pursuant to an internet distribution will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.

Indemnification

We [and the selling shareholders] have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing, investment research, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates may have, from time to time, performed, and may in the future perform, various financial advisory, commercial and investment banking services and other services for us and to persons and entities with relationships with us [and the selling shareholders], for which they received or will receive customary fees and commissions.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of us and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also make or communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required.

Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

Any offer in Australia of the ADSs may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investor” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act.

The ADSs applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ADSs must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

This prospectus is not intended to constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. No offer or invitation may be made to the public in the Cayman Islands to subscribe for or purchase the ordinary shares or any ADS. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares in the Cayman Islands.

Dubai International Finance Center

This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook, or the OSR, in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons, as defined in

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

the OSR, of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale.

Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.

European Economic Area and the United Kingdom

In relation to the EU Prospectus Regulation (EU) 2017/1129 repealing Directive (2003/71/EC), as implemented by the member states of the European Economic Area and the United Kingdom (each, a “Relevant State”) as well as any equivalent or similar law, rule or regulation or guidance implemented in the United Kingdom as a result of it ceasing to be part of the European Economic Area (“Prospectus Regulation”), an offer to the public of any ADSs which are the subject of the offering contemplated by this prospectus may not be made in that Relevant State unless the prospectus has been approved by the competent authority in such Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that an offer to the public in that Relevant State of any ADSs may be made at any time under the following exemptions under the Prospectus Regulation, as implemented in that Relevant State:

•	to “qualified investors” within the meaning of Article 2(e) of the Prospectus Regulation;

•

by the underwriters to fewer than 150 natural or legal persons (other than “qualified investors” as defined in the Prospectus Regulation) subject to obtaining the prior consent of the representatives for any such offer; or

•

in any other circumstances falling within Article 1(4) of the Prospectus Regulation; provided that no such offer of ADSs shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Any person making or intending to make any offer of ADSs within the EEA should only do so in circumstances in which no obligation arises for us [, any of the selling shareholders] or any of the underwriters to produce a prospectus for such offer. Neither we [, the selling shareholders] nor the underwriters have authorized, nor do they authorize, the making of any offer of ADSs through any financial intermediary, other than offers made by the underwriters which constitute the final offering of ADSs contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer of ADSs to the public” in relation to any ADSs in any Relevant State means a communication to persons in any form and by any means, presenting sufficient information on the terms of the offer and any ADSs to be offered, so as to enable an investor to decide to purchase any ADSs, as the same may be varied in that Relevant State by any measure implementing the Prospectus Regulation in that Relevant State.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

Each person in a Relevant State who receives any communication in respect of, or who acquires any ADSs under, the offer of ADSs contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us [, each selling shareholder] and each underwriter that:

•

it is a “qualified investor” within the meaning of the law in that Relevant State implementing Article 2(e) of the Prospectus Regulation (unless otherwise expressly disclosed to us [, the selling shareholders] and/or the relevant underwriter in writing); and

•

in the case of any ADSs acquired by it as a financial intermediary, as that term is used in Article 5(1) of the Prospectus Regulation, (i) the ADSs acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant State other than “qualified investors” (as defined in the Prospectus Regulation), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where ADSs have been acquired by it on behalf of persons in any Relevant State other than qualified investors, the offer of those ADSs to it is not treated under the Prospectus Regulation as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), (ii) who are high-net-worth entities falling within Article 49(2) of the Order, and (iii) any other persons to whom it may otherwise lawfully be communicated pursuant to the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Hong Kong

The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Indonesia

This prospectus does not, and is not intended to, constitute a public offering in Indonesia under Law Number 8 of 1995 regarding Capital Market. This prospectus may not be distributed in the Republic of Indonesia and the ADSs may not be offered or sold in the Republic of Indonesia or to Indonesian citizens wherever they are domiciled, or to Indonesia residents, in a manner which constitutes a public offering under the laws of the Republic of Indonesia.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

Israel

In the State of Israel, the ADSs offered hereby may not be offered to any person or entity other than the following:

•	a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

•	a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

•

an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•

a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•

a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

•	a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•	an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

•

a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

•	an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

•

an entity, other than an entity formed for the purpose of purchasing the ADSs in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

Any offeree of the ADSs offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria. This prospectus will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the ADSs.

Accordingly, the ADSs have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

Korea

The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the ADSs may not be resold to Korean residents unless the purchaser of the ADSs complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs.

Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds”, its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia

The offering of the ADSs has not been and will not be approved by the Securities Commission Malaysia, or SC, and this document has not been and will not be registered as a prospectus with the SC under the Malaysian Capital Markets and Services Act 2007, or CMSA. Accordingly, no ADSs or invitation to purchase is being made to any person in Malaysia under this document except to persons falling within any of paragraphs 2(g)(i) to (xi) of Schedule 5 of the CMSA and distributed only by a holder of a Capital Markets Services License who carries on the business of dealing in securities.

People’s Republic of China

This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purposes of this paragraph, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Qatar

In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Center Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Saudi Arabia

This prospectus may not be distributed in the Kingdom except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA, except:

•	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

The ADSs may not be offered or sold to any investors in Switzerland other than on a non-public basis. This prospectus does not constitute a prospectus within the meaning of Article 652a and Art.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht). Neither this offering nor the ADSs have been or will be approved by any Swiss regulatory authority.

Taiwan

The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan through a public offering or in such an offering that require registration, filing or approval of the Financial Supervisory Commission of Taiwan except pursuant to the applicable laws and regulations of Taiwan and the competent authority’s ruling thereunder.

Thailand

This prospectus does not, and is not intended to, constitute a public offering in Thailand. The ADSs may not be offered or sold to persons in Thailand, unless such offering is made under the exemptions from approval and filing requirements under applicable laws, or under circumstances which do not constitute an offer for sale of the shares to the public for the purposes of the Securities and Exchange Act of 1992 of Thailand, nor require approval from the Office of the Securities and Exchange Commission of Thailand.

United Arab Emirates

The ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (1) in compliance with all applicable laws and regulations of the United Arab Emirates; and (2) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

United Kingdom

Each underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA is not breached by us [or the selling shareholders]; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

Vietnam

This offering of ADSs has not been and will not be registered with the State Securities Commission of Vietnam under the Law on Securities of Vietnam and its guiding decrees and circulars.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

The ADSs will not be offered or sold in Vietnam through a public offering and will not be offered or sold to Vietnamese persons other than those who are licensed to invest in offshore securities under the Law on Investment of Vietnam.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority (FINRA) filing fee, and the stock exchange market entry and listing fee, all amounts are estimates.

SEC Registration Fee	US$
FINRA Fee
Stock Exchange Market Entry and Listing Fee
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous

Total	US$

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

LEGAL MATTERS

We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Cleary Gottlieb Steen & Hamilton LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder (Hong Kong) LLP. Certain legal matters as to PRC law will be passed upon for us by JunHe LLP and for the underwriters by Jingtian & Gongcheng. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and JunHe LLP with respect to matters governed by PRC law. Cleary Gottlieb Steen & Hamilton LLP may rely upon Jingtian & Gongcheng with respect to matters governed by PRC law.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

EXPERTS

The consolidated financial statements of MINISO Group Holding Limited as of July 1, 2018, June 30, 2019 and 2020, and for the fiscal years ended June 30, 2019 and 2020 included in this prospectus, have been included herein and in the registration statement in reliance upon the report of KPMG Huazhen LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The offices of KPMG Huazhen LLP are located at the 21st Floor, CTF Finance Centre, 6 Zhujiang East Road, Guangzhou, Guangdong Province, People’s Republic of China.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and the ADSs.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

MINISO Group Holding Limited

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

MINISO Group Holding Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of MINISO Group Holding Limited and subsidiaries (the Company) as of July 1, 2018, June 30, 2019 and 2020, the related consolidated statements of profit or loss, profit or loss and other comprehensive income, changes in equity, and cash flows for the years ended June 30, 2019 and 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of July 1, 2018, June 30, 2019 and 2020, and the results of its operations and its cash flows for the years ended June 30, 2019 and 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditors since 2019.

Guangzhou, China

September 11, 2020

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

Consolidated statements of profit or loss

(Expressed in thousands of Renminbi, except for per share data)

		For the year ended June 30,
	Note	2019	2020
		RMB’000	RMB’000
Continuing operations
Revenue	6	9,394,911	8,978,986
Cost of sales	8	(6,883,931)	(6,246,488)

Gross profit		2,510,980	2,732,498
Other income	7	10,468	37,208
Selling and distribution expenses	8	(818,318)	(1,190,477)
General and administrative expenses	8	(593,205)	(796,435)
Other net income	9	24,423	45,997
Credit loss on trade and other receivables		(90,124)	(25,366)
Impairment loss on non-current assets		(27,542)	(36,844)

Operating profit		1,016,682	766,581
Finance income		7,311	25,608
Finance costs		(25,209)	(31,338)

Net finance costs	10	(17,898)	(5,730)
Fair value changes of paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights	25	(709,780)	(680,033)

Profit before taxation		289,004	80,818
Income tax expense	11	(279,583)	(210,949)

Profit / (loss) for the year from continuing operations		9,421	(130,131)
Discontinued operations
Loss for the year from discontinued operations, net of tax	5	(303,830)	(130,045)

Loss for the year		(294,409)	(260,176)

Attributable to:
Equity shareholders of the Company		(290,647)	(262,267)
Non-controlling interests		(3,762)	2,091

Loss for the year		(294,409)	(260,176)

Loss per share
Basic loss per share (RMB)	12	(0.32)	(0.26)
Diluted loss per share (RMB)	12	(0.32)	(0.26)
Earnings per share—Continuing operations
Basic earnings / (loss) per share (RMB)	12	0.01	(0.12)
Diluted earnings / (loss) per share (RMB)	12	0.01	(0.12)

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

Consolidated statements of profit or loss and other comprehensive income

(Expressed in thousands of Renminbi, except per share data)

		For the year ended June 30,
	Note	2019	2020
		RMB’000	RMB’000
Loss for the year		(294,409)	(260,176)

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of foreign operations		(4,834)	6,361

Other comprehensive (loss) / profit for the year		(4,834)	6,361

Total comprehensive loss for the year		(299,243)	(253,815)

Attributable to:
Equity shareholders of the Company		(296,062)	(256,583)
Non-controlling interests		(3,181)	2,768

Total comprehensive loss for the year		(299,243)	(253,815)

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

Consolidated statements of financial position

(Expressed in thousands of Renminbi)

	Note	As at July 1, 2018	As at June 30, 2019	As at June 30, 2020
		RMB’000	RMB’000	RMB’000
ASSETS
Non-current assets
Property, plant and equipment	13	65,934	115,845	88,062
Right-of-use assets	14	449,337	460,868	502,867
Intangible assets	15	31,478	49,876	69,091
Deferred tax assets	11(d)	21,335	87,807	183,520
Prepayments		—	—	6,112

		568,084	714,396	849,652

Current assets
Other investments	16	—	356,265	—
Inventories	17	1,089,474	1,308,957	1,395,674
Trade and other receivables	18	1,755,040	830,751	729,889
Cash and cash equivalents	19	228,106	1,546,280	2,853,980
Restricted cash	20	4,656	8,917	7,056

		3,077,276	4,051,170	4,986,599
Assets held for sale	5	—	460,549	—

		3,077,276	4,511,719	4,986,599

Total assets		3,645,360	5,226,115	5,836,251

EQUITY
Share capital	26(a)	—	—	69
Additional paid-in capital	26(a)	370,272	141,044	162,373
Other reserves	26(b)	46,477	259,923	625,984
Retained earnings / (accumulated losses)		146,336	(525,756)	(1,125,055)

Equity / (deficit) attributable to equity shareholders of the Company		563,085	(124,789)	(336,629)
Non-controlling interests		1,528	10,815	13,583

Total equity/(deficit)		564,613	(113,974)	(323,046)

LIABILITIES
Non-current liabilities
Contract liabilities	6	43,367	77,673	74,226
Loans and borrowings	22	5,036	5,310	15,207
Lease liabilities	24	340,524	309,833	378,894
Paid-in capital subject to redemption and other preferential rights / Redeemable shares with other preferential rights	25	—	1,701,294	2,381,327

		388,927	2,094,110	2,849,654

Current liabilities
Loans and borrowings	22	16,192	2,750	401,182
Trade and other payables	23	2,349,077	2,363,739	2,419,795
Contract liabilities	6	160,931	243,873	218,287
Lease liabilities	24	120,155	186,737	224,080
Current taxation		45,465	84,216	46,299

		2,691,820	2,881,315	3,309,643
Liabilities directly associated with the assets held for sale	5	—	364,664	—

		2,691,820	3,245,979	3,309,643

Total liabilities		3,080,747	5,340,089	6,159,297

Total equity and liabilities		3,645,360	5,226,115	5,836,251

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R. Section 200.83

Consolidated statements of changes in equity

(Expressed in thousands of Renminbi)

		Attributable to equity shareholders of the Company
	Note	Share capital	Additional paid-in capital	Merger reserve	Treasury shares	Share-based payment reserve	Translation reserve	PRC statutory reserve	Retained earnings/ (Accumulated losses)	Total	Non-controlling interests	Total equity/ (deficit)
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
		Note 26(a)	Note 26(a)	Note 26(b)(i)	Note 26(b)(v)	Note 26(b)(iii)	Note 26(b)(ii)	Note 26(b)(iv)
Balance at July 1, 2018		—	370,272	—	—	—	(5,664)	52,141	146,336	563,085	1,528	564,613

Changes in equity for the year ended June 30, 2019
Loss for the year		—	—	—	—	—	—	—	(290,647)	(290,647)	(3,762)	(294,409)
Other comprehensive (loss) / income for the year		—	—	—	—	—	(5,415)	—	—	(5,415)	581	(4,834)

Total comprehensive loss for the year		—	—	—	—	—	(5,415)	—	(290,647)	(296,062)	(3,181)	(299,243)

Capital injection from shareholders		—	110,851	—	—	—	—	—	—	110,851	—	110,851
Consolidation of special purpose vehicles	26(b)(v)	—	8,694	—	(8,694)	—	—	—	—	—	—	—
Acquisition of non-controlling interest		—	—	(10,956)	—	—	—	—	—	(10,956)	6,687	(4,269)
Liabilities waived by shareholders	21(d)	—	13,489	—	—	—	—	—	—	13,489	5,781	19,270
Business combination under common control	26(b)(i)	—	(262,262)	128,868	—	—	—	—	—	(133,394)	—	(133,394)
Deemed distribution	26(c)	—	(100,000)	—	—	—	—	(37,387)	(356,473)	(493,860)	—	(493,860)
Equity settled share-based transactions	26(b)(iii)	—	—	—	—	122,058	—	—	—	122,058	—	122,058
Appropriation to statutory reserve	26(b)(iv)	—	—	—	—	—	—	24,972	(24,972)	—	—	—

Balance at June 30, 2019		—	141,044	117,912	(8,694)	122,058	(11,079)	39,726	(525,756)	(124,789)	10,815	(113,974)

The accompanying notes are an integral part of these consolidated financial statements.

F-6

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R. Section 200.83

Consolidated statements of changes in equity (continued)

(Expressed in thousands of Renminbi)

		Attributable to equity shareholders of the Company
	Note	Share capital	Additional paid-in capital	Merger reserve	Treasury shares	Share-based payment reserve	Translation reserve	PRC statutory reserve	Retained earnings/ (Accumulated losses)	Total	Non-controlling interests	Total equity/ (deficit)
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
		Note 26(a)	Note 26(a)	Note 26(b)(i)	Note 26(b)(v)	Note 26(b)(iii)	Note 26(b)(ii)	Note 26(b)(iv)
Balance at July 1, 2019		—	141,044	117,912	(8,694)	122,058	(11,079)	39,726	(525,756)	(124,789)	10,815	(113,974)

Changes in equity for the year ended June 30, 2020
Loss for the year		—	—	—	—	—	—	—	(262,267)	(262,267)	2,091	(260,176)
Other comprehensive income for the year		—	—	—	—	—	5,684	—	—	5,684	677	6,361

Total comprehensive (loss) / income for the year		—	—	—	—	—	5,684	—	(262,267)	(256,583)	2,768	(253,815)

Issuance of ordinary shares		69	10,630	—	—	—	—	—	—	10,699	—	10,699
Consolidation of special purpose vehicles	26(b)(v)	—	10,699	—	(10,699)	—	—	—	—	—	—	—
Equity settled share-based transactions	26(b)(iii)	—	—	—	—	364,380	—	—	—	364,380	—	364,380
Dividend declared	26(e)	—	—	—	—	—	—	—	(330,336)	(330,336)	—	(330,336)
Appropriation to statutory reserve	26(b)(iv)	—	—	—	—	—	—	6,696	(6,696)	—	—	—

Balance at June 30, 2020		69	162,373	117,912	(19,393)	486,438	(5,395)	46,422	(1,125,055)	(336,629)	13,583	(323,046)

The accompanying notes are an integral part of these consolidated financial statements.

F-7

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

Consolidated statements of cash flows

(Expressed in thousands of Renminbi)

		For the year ended June 30,
	Note	2019	2020
		RMB’000	RMB’000
Cash flows from operating activities
Cash generated from operations	21(a)	1,660,644	1,236,985
Income tax paid		(299,987)	(342,438)
Cashflows from discontinued operations	5(c)	(322,186)	(68,063)

Net cash from operating activities		1,038,471	826,484

Cash flows from investing activities
Payments for purchases of property, plant and equipment and intangible assets		(116,124)	(56,974)
Payments for purchases of other investments		(956,800)	(3,821,580)
Proceeds from disposal of other investments		602,000	4,176,380
Interest income		7,311	25,608
Investment income from other investments		1,348	26,387
Cash advances to a related party		(9,508)	(5,205)
Cash advances to the controlling shareholder		—	(101,462)
Proceeds from repayment from the controlling shareholder		269,934	297,105
Loans and borrowings provided to third parties		(13,151)	(212)
Proceeds from repayment of loans and borrowings to third parties		27,737	5,437
Cash disposed in connection with disposal of discontinued operations	5(d)	—	(75,552)
Cashflows from discontinued operations	5(c)	(23,662)	(7,117)

Net cash (used in)/from investing activities		(210,915)	462,815

Cash flows from financing activities
Proceeds from the issue of paid-in capital subject to redemption and other preferential rights	21(b)	991,514	—
Proceeds from capital injection from shareholders		86,592	9,150
Proceeds from loans and borrowings	21(b)	1,375	410,734
Repayment of loans and borrowings	21(b)	(14,795)	(2,889)
Payment for acquisition of non-controlling interest		—	(4,269)
Payments for acquisition of subsidiaries under common control	21(b)	(122,923)	(10,471)
Payment of capital element and interest element of lease liabilities	21(b)	(166,781)	(193,827)
Interest paid	21(b)	(1,383)	(6,266)
Dividend paid	26(e)	—	(330,336)
Cashflows from discontinued operations	5(c)	(153,741)	10,468

Net cash from/(used in) financing activities		619,858	(117,706)

Net increase in cash and cash equivalents		1,447,414	1,171,593
Cash and cash equivalents at beginning of the year		228,106	1,686,218
Effect of movements in exchange rates on cash held		10,698	(3,831)

Cash and cash equivalents at end of the year	19	1,686,218	2,853,980

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

Notes to the consolidated financial statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

1 General information, reorganization and basis of presentation

1.1 General information

MINISO Group Holding Limited (the “Company”) was incorporated in the Cayman Islands on January 7, 2020, as an exempted company with limited liability under the Companies Law, Cap.22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands.

The Company is an investment holding company and has not carried on any business since the date of its incorporation save for the group reorganization mentioned below. The Company and its subsidiaries (together, the “Group”) are principally engaged in the retail and wholesale of lifestyle products across the People’s Republic of China (“PRC”) and other countries in Asia, America, and Europe, etc.

1.2 Reorganization and basis of presentation

As discussed in Note 1.1, the Group is engaged in the retail and wholesale of lifestyle products in the PRC (the “China Business”) and other countries in Asia, America, and Europe, etc (the “Overseas Business”). The China Business together with the Overseas Business are referred to as the “Relevant Businesses”. To rationalize the corporate structure and in preparation for the Company’s initial public offering, the Group underwent a corporate reorganization (the “Reorganization”) to succeed all of the Relevant Businesses. Prior to the Reorganization, the Relevant Businesses were conducted through a number of entities as to which there was no single holding entity but which were separately owned by entities directly or indirectly controlled by Mr. Ye Guofu and his spouse Ms. Yang Yunyun (the “Controlling Shareholders”).

The Reorganization principally involved the following steps:

(a) Reorganization of the China Business

The China Business was historically conducted through various entities, including MINISO Corporation (the “predecessor entity”), two subsidiaries of the predecessor entity, and some other entities (the “Other Entities”). These entities do not have a single holding entity but were separately owned by entities directly or indirectly controlled by the Controlling Shareholders.

i)

On October 18, 2017, the Controlling Shareholders and Mr. Li Minxin (the “Founders”) established MINISO (Guangzhou) Co., Ltd. (“MINISO Guangzhou”), which later became one of the main operating subsidiaries and an investment holding entity of the Group in mainland China. MINSO Guangzhou established certain domestic subsidiaries subsequently.

ii)

Starting from November 2017 through November 2018, the business which was originally conducted by the predecessor entity and the related assets and liabilities were gradually transferred to MINISO Guangzhou and its subsidiaries. During the same period, MINISO Guangzhou also acquired the two subsidiaries of the predecessor entity and 100% equity interests in the Other Entities.

iii)

On December 1, 2018, the reorganization of the China Business had been completed and the remaining assets and liabilities of the predecessor entity upon the completion of the reorganization (see below) were treated as deemed distribution to the equity shareholders at historical cost basis and were not included in the Group’s consolidated financial statements since then.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

1 General information, reorganization and basis of presentation (continued)

As of December 1, 2018
RMB’000
Assets
Current assets:
Amounts due from the controlling shareholder	501,799
Other receivables	9,392

Non-current assets:
Intangible assets	916

Total assets	512,107

Liabilities
Other payables	12,950
Current taxation	5,297

Total liabilities	18,247

Net assets distributed in connection with the Reorganization	493,860

(b) Reorganization of the Overseas Business

The Overseas Business was historically conducted through certain overseas entities as to which there was no single holding entity but which were separately owned by entities directly or indirectly controlled by the Controlling Shareholders (together, the “Overseas Entities”).

i)

On January 23, 2018, MINISO Hong Kong Limited (“MINISO HK”) was incorporated in Hong Kong as a wholly owned subsidiary of MINISO Guangzhou, which was mainly engaged in product sales to overseas distributors.

ii)

During the period from July 2018 to December 2018, MINISO HK acquired the equity interests of the Overseas Entities at an aggregate consideration of approximately RMB133,394,000. Since then, MINISO HK became an intermediate holding company of the subsidiaries conducting the Overseas Business and MINISO Guangzhou became the ultimate holding company of the Group.

(c) Establishment of offshore holding structure

i)	On January 7, 2020, the Company was incorporated in the Cayman Islands.

ii)

On January 16, 2020 and January 26, 2020, MINISO Universal Holding Limited and MINISO Development Hong Kong Limited (“MINISO Development HK”) were incorporated in the British Virgin Islands (“BVI”) and Hong Kong, directly or indirectly owned by the Company.

iii)	On March 18, 2020, MINISO Development HK acquired 100% of equity interests of MINISO Guangzhou and became an intermediate offshore holding company of the Group’s operations in mainland China.

Upon completion of the above steps of Reorganization in March 2020, the Company became the holding company of the companies now comprising the Group. All companies now comprising the Group and the predecessor entity that took part in the Reorganization were under the common control by the Controlling Shareholders before and after the Reorganization. The control is not transitory and consequently, there was a continuation of the risks and benefits to the Controlling Shareholders. The Reorganization of the China Business and the Overseas Business are treated as business combination under common control. The establishment of offshore holding structure is treated as a recapitalization

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

1 General information, reorganization and basis of presentation (continued)

of the operating entity. The consolidated financial statements have been prepared in a manner similar to a pooling of interest as if the Relevant Businesses had been always operated by the companies now comprising the Group and the Reorganization had been completed at the beginning of the reporting periods. The assets and liabilities included in the consolidated financial statements are recognized and measured at the historical costs from the perspective of the Controlling Shareholders.

The consolidated statements of profit or loss, profit or loss and other comprehensive income, cash flows and changes in equity for the year ended June 30, 2019 included the results and operations of the predecessor entity and the companies now comprising the Group. The consolidated statement of financial position as of July 1, 2018 included the financial position of the predecessor entity and the companies now comprising the Group. The consolidated statements of profit or loss, profit or loss and other comprehensive income, cash flows and changes in equity for the year ended June 30, 2020 included the results and operations of the companies now comprising the Group. The consolidated statements of financial position as of June 30, 2019 and 2020 included the financial position of the companies now comprising the Group.

Since the Company did not exist prior to June 30, 2019, the Company’s consolidated financial position as of July 1, 2018 and June 30, 2019, and its results of operations for the year ended June 30, 2019 represent the continuation of the combined financial statements of the predecessor entity and the companies now comprising the Group, except for their capital structure which is retrospectively adjusted to reflect the legal capital structure of the Company. The registered capital of the predecessor entity and the companies now comprising the Group were included in additional paid-in capital in the consolidated statements of financial position as of July 1, 2018. The registered capital of the companies now comprising the Group were included in additional paid-in capital in the consolidated statements of financial position as of June 30, 2019.

(d) Discontinued operations

As part of the Reorganization, in May 2019, the board of directors approved a plan to dispose the NOME Business, Minihome Business, MINISO African Business and MINISO German Business within one year. These discontinued operations were disposed of during the period from December 2019 to April 2020. See Note 5 for details.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

1 General information, reorganization and basis of presentation (continued)

1.3 Subsidiaries

Upon completion of the Reorganization and as at the date of issue of these financial statements, the Company’s significant subsidiaries were as follows:

Company name	Date and place of incorporation/ establishment	Group’s effective interest (direct or indirect)	Principal activities
MINISO Universal Holding Limited	January 16, 2020 BVI	100%	Investment holding

MINISO Global Holding Limited	January 16, 2020 BVI	100%	Investment holding

MINISO Development HK	January 26, 2020 Hong Kong	100%	Investment holding and wholesale of lifestyle products

MINISO Investment Hong Kong Limited	November 13, 2017 Hong Kong	100%	Investment holding

MINISO Guangzhou	October 18, 2017 PRC	100%	Wholesale and retail of lifestyle products

MINISO (Hengqin) Enterprise Management Co., Ltd.	December 12, 2017 PRC	100%	Brand licensing

MINISO International (Guangzhou) Ltd.	May 16, 2017 PRC	100%	Wholesale of lifestyle products

MINISO Youxuan (Guangzhou) Co., Ltd.	August 15, 2017 PRC	100%	Online sales of lifestyle products

MINISO HK	January 23, 2018 Hong Kong	100%	Wholesale of lifestyle products

Pt. MINISO Lifestyle Trading Indonesia	January 11, 2017 Indonesia	67%	Wholesale and retail of lifestyle products

MINISO Lifestyle Private Limited	June 22, 2017 India	100%	Wholesale and retail of lifestyle products

USA MINISO Depot Inc.	August 12, 2016 United States	100%	Wholesale and retail of lifestyle products

MIHK Management Inc.	October 17, 2018 Canada	100%	Wholesale and retail of lifestyle products

1.4 Basis of preparation

The Group has adopted June 30 as its financial year end date.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”). In preparing these financial statements, the Group’s consolidated opening statement of financial position was prepared as at July 1, 2018. No reconciliation of the Group’s equity and profits reported under the previous accounting standards to its equity and profits under IFRSs was prepared as the Group has not issued any financial statements prior to this report.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

1 General information, reorganization and basis of presentation (continued)

These financial statements were authorized for issue by the Company’s board of directors on September 11, 2020.

The IASB has issued a number of new and revised IFRSs. For the purpose of preparing these financial statements, the Group has adopted all applicable new and revised IFRSs that are effective for the annual accounting periods beginning on or after January 1, 2018, including IFRS 9, Financial Instruments and IFRS 15, Revenue from contracts with customers, consistently throughout the reporting periods. IFRS 16, Leases, was effective for the annual accounting periods beginning on or after January 1, 2019 and earlier application is permitted for entities that apply IFRS 15 on or before the date of initial application of IFRS 16. IFRIC 23, Uncertainty over Income Tax Treatment was effective for the accounting period beginning on or after January 1, 2019 and earlier application is permitted. The Group has elected to early apply IFRS 16 and IFRIC 23 which have been applied consistently throughout the reporting periods presented.

Amendment to IFRS 16, Leases, Covid-19-Related Rent Concessions, was effective for the accounting periods beginning on or after June 1, 2020 and earlier application is permitted, including in financial statements not authorized for issue at May 28, 2020. The Group has elected to early adopt the amendments and applies the practical expedient to all qualifying COVID-19-related rent concessions granted to the Group during the year ended June 30, 2020. Consequently, rent concessions received have been accounted for as negative variable lease payments recognized in profit or loss in the year ended June 30, 2020 in which the event or condition that triggers those payments occurred (see Note 14). There is no impact on the opening balance of equity at July 1, 2019.

Amendments, new accounting standards and interpretations issued but not yet effective for the annual accounting periods beginning on or after January 1, 2020 are set out in Note 32.

The accounting policies set out below have been applied consistently to the reporting periods presented in these consolidated financial statements.

2 Significant accounting policies

(a) Basis of consolidation

(i) Subsidiaries and non-controlling interests

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered.

The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases. Intra-group balances, transactions and cash flows and any unrealized profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. Non-controlling interests are

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

2 Significant accounting policies (continued)

measured initially at their proportionate share of the subsidiary’s net identifiable assets at the date of acquisition.

Non-controlling interests are presented in the consolidated statement of financial position within equity, separately from equity attributable to equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated statements of profit or loss and profit or loss and other comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company.

When the Group loses control of a subsidiary, it derecognizes the assets and liabilities of the subsidiary, and any related non-controlling interests and other components of equity. Any resulting gain or loss is recognized in profit or loss. Any interest retained in that former subsidiary is measured at fair value when control is lost.

In the Company’s statement of financial position, an investment in a subsidiary is stated at cost less impairment losses (see Note 2(e)(ii)), unless the investment is classified as held for sale (or included in a disposal group that is classified as held for sale) (see Note 2(t)).

(ii) Business combinations involving entities under common control

The consolidated financial statements incorporate the financial statement items of the combining entities or businesses in which the common control combination occurs as if they had been consolidated from the date when the combining entities or businesses first came under the control of the Controlling Shareholders.

The assets and liabilities of the combining entities or businesses are consolidated at the carrying amounts previously recognized from the perspective of Controlling Shareholders.

The consolidated statements of profit or loss and profit or loss and other comprehensive income include the results of each of the combining entities or businesses from the earliest date presented or since the date when combining entities or businesses first came under common control, where this is a shorter period, regardless of the date of the common control combination.

The comparative amounts in the consolidated financial statements are presented as if the entities or businesses had been consolidated at the earliest balance sheet date presented or when they first came under common control, whichever is later.

Differences between the total consideration paid and the capital of the entities acquired under common control are presented as merger reserve.

(b) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses (see Note 2(e)(ii)).

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of retirement or disposal.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

2 Significant accounting policies (continued)

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives and is generally recognized in profit or loss.

The estimated useful lives of property, plant and equipment are as follows:

Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets
Office equipment	2 – 5 years
Store operating equipment	2 – 5 years
Motor vehicles	3 – 5 years

Amortization methods, useful lives and residual values, if any, are reviewed at each reporting date and adjusted if appropriate.

(c) Intangible assets

Intangible assets that are acquired by the Group are stated at cost less accumulated amortization (where the estimated useful life is finite) and accumulated impairment losses (see Note 2(e)(ii)).

Amortization is calculated write off the cost of intangible assets with finite useful lives using straight-line method over their estimated useful lives and is generally recognized in profit or loss. Their estimated useful lives of intangible assets are as follows:

Software	5 years

Amortization methods and useful lives are reviewed at each reporting date and adjusted if appropriate.

(d) Leased assets

At inception of a contract, the Group assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to direct the use of the identified asset and to obtain substantially all of the economic benefits from that use.

As a lessee

Where the contract contains lease component(s) and non-lease component(s), the Group has elected not to separate non-lease components and accounts for each lease component and any associated non-lease components as a single lease component for all leases.

At the lease commencement date, the Group recognizes a right-of-use asset and a lease liability, except for short-term leases that have a lease term of 12 months or less and leases of low-value assets which, for the Group are primarily staff apartments with lease term of less than 12 months. When the Group enters into a lease in respect of a low-value asset, the Group decides whether to capitalize the lease on a lease-by-lease basis. The lease payments associated with those leases which are not capitalized are recognized as an expense on a systematic basis over the lease term.

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2 Significant accounting policies (continued)

Where the lease is capitalized, the lease liability is initially recognized at the present value of the lease payments payable over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, using a relevant incremental borrowing rate. After initial recognition, the lease liability is measured at amortized cost and interest expense is calculated using the effective interest method. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability and hence are charged to profit or loss in the accounting period in which they are incurred.

The right-of-use asset recognized when a lease is capitalized is initially measured at cost, which comprises the initial amount of the lease liability plus any lease payments made at or before the commencement date, and any initial direct costs incurred. Where applicable, the cost of the right-of-use assets also includes an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, discounted to their present value, less any lease incentives received. The right-of-use asset is subsequently stated at cost less accumulated depreciation and impairment losses (see Note 2(e)(ii)).

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, or there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, or there is a change arising from the reassessment of whether the Group will be reasonably certain to exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Group presents right-of-use assets and presents lease liabilities separately in the consolidated statements of financial position.

(e) Credit losses and impairment of assets

(i) Credit losses from financial instruments

The Group recognizes a loss allowance for expected credit losses (ECLs) on financial assets measured at amortized cost (including cash and cash equivalents, restricted cash, trade and other receivables).

Other investments—financial assets measured at fair value through profit or loss are not subject to the ECL assessment.

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all expected cash shortfalls (i.e. the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive).

The expected cash shortfalls are discounted using the following discount rates where the effect of discounting is material:

•	fixed-rate financial assets and trade and other receivables: effective interest rate determined at initial recognition or an approximation thereof.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

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2 Significant accounting policies (continued)

In measuring ECLs, the Group takes into account reasonable and supportable information that is available without undue cost or effort. This includes information about past events, current conditions and forecasts of future economic conditions.

ECLs are measured on either of the following bases:

•	12-month ECLs: these are losses that are expected to result from possible default events within the 12 months after the reporting date; and

•	lifetime ECLs: these are losses that are expected to result from all possible default events over the expected lives of the items to which the ECL model applies.

Loss allowances for trade receivables are always measured at an amount equal to lifetime ECLs. ECLs on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the reporting date.

For all other financial instruments, the Group recognizes a loss allowance equal to 12-month ECLs unless there has been a significant increase in credit risk of the financial instrument since initial recognition, in which case the loss allowance is measured at an amount equal to lifetime ECLs.

Significant increases in credit risk

In assessing whether the credit risk of a financial instrument has increased significantly since initial recognition, the Group compares the risk of default occurring on the financial instrument assessed at the reporting date with that assessed at the date of initial recognition. In making this reassessment, the Group considers that a default event occurs when (i) the borrower is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realizing security (if any is held); or (ii) the financial asset is 30 days past due. The Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

In particular, the following information is taken into account when assessing whether credit risk has increased significantly since initial recognition:

•	failure to make payments of principal or interest on their contractually due dates;

•	an actual or expected significant deterioration in a financial instrument’s external or internal credit rating (if available);

•	an actual or expected significant deterioration in the operating results of the debtor; and

•	existing or forecast changes in the technological, market, economic or legal environment that have a significant adverse effect on the debtor’s ability to meet its obligation to the Group.

Depending on the nature of the financial instruments, the assessment of a significant increase in credit risk is performed on either an individual basis or a collective basis. When the assessment is performed on a collective basis, the financial instruments are grouped based on shared credit risk characteristics, such as past due status and credit risk ratings.

ECLs are remeasured at each reporting date to reflect changes in the financial instrument’s credit risk since initial recognition. Any change in the ECL amount is recognized as an impairment gain or loss in profit or loss. The Group recognizes an impairment gain or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

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2 Significant accounting policies (continued)

Basis of calculation of interest income

Interest income recognized in accordance with Note 2(q)(iii) is calculated based on the gross carrying amount of the financial asset unless the financial asset is credit-impaired, in which case interest income is calculated based on the amortized cost (i.e. the gross carrying amount less loss allowance) of the financial asset.

At each reporting date, the Group assesses whether a financial asset is credit-impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable events:

•	significant financial difficulties of the debtor;

•	a breach of contract, such as a default or past due event;

•	it is becoming probable that the borrower will enter into bankruptcy or other financial reorganization;

•	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; or

•	the disappearance of an active market for a security because of financial difficulties of the issuer.

Write-off policy

The gross carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Group determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off.

Subsequent recoveries of an asset that was previously written off are recognized as a reversal of impairment in profit or loss in the period in which the recovery occurs.

(ii) Impairment of non-current assets

Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or, an impairment loss previously recognized no longer exists or may have decreased:

•	property, plant and equipment;

•	right-of-use assets;

•	intangible assets; and

•	investments in subsidiaries in the Company’s statement of financial position.

If any such indication exists, the asset’s recoverable amount is estimated.

•	Calculation of recoverable amount

The recoverable amount of an asset is the greater of its fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time

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2 Significant accounting policies (continued)

value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

•	Recognition of impairment losses

An impairment loss is recognized in profit or loss if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated to reduce the carrying amount of assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs of disposal (if measurable) or value in use (if determinable).

•	Reversals of impairment losses

An impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount of an asset.

A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior periods. Reversals of impairment losses are credited to profit or loss in the periods in which the reversals are recognized.

(f) Inventories

Inventories are finished goods which are held for sale, including the products placed at franchisees’ stores, and low value consumables to be consumed in the ordinary course of business.

Inventories are carried at the lower of cost and net realizable value.

Cost of inventories is calculated using the weighted average method.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized.

The amount of any write-down of inventories to net realizable value is recognized as an expense in the period the write-down occurs. The amount of any reversal of any write-down of inventories is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

Loss of inventories is recognized as an expense in the period the loss occurs. For the products placed at franchisees’ stores, the Group bears inventory loss up to a pre-determined loss rate as agreed with franchisees. The Group requires compensations from franchisees for the inventory losses in excess of the pre-determined loss rate.

(g) Contract liabilities

A contract liability is recognized when the customer pays non-refundable consideration before the Group recognizes the related revenue (see Note 2(q)). A contract liability would also be recognized if

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2 Significant accounting policies (continued)

the Group has an unconditional right to receive non-refundable consideration before the Group recognizes the related revenue. In such cases, a corresponding receivable would also be recognized (see Note 2(h)).

For a single contract with the customer, either a net contract asset or a net contract liability is presented. For multiple contracts, contract assets and contract liabilities of unrelated contracts are not presented on a net basis.

When the contract includes a significant financing component, the contract balance includes interest accrued under the effective interest method (see Note 2(q)).

(h) Trade and other receivables

A receivable is recognized when the Group has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. If revenue has been recognized before the Group has an unconditional right to receive consideration, the amount is presented as a contract asset.

Receivables are stated at amortized cost using the effective interest method less allowance for credit losses (see Note 2(e)(i)).

(i) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Cash and cash equivalents are assessed for expected credit losses (ECL) in accordance with the policy set out in Note 2(e)(i).

(j) Trade and other payables

Trade and other payables are initially recognized at fair value and subsequently stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(k) Share capital

Ordinary shares are classified as equity.

Paid-in capital subject to redemption and other preferential rights are classified as liabilities (see Note 2(l)).

(l) Paid-in capital subject to redemption and other preferential rights / Redeemable shares with other preferential rights

Paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights are redeemable at the request of the holders upon the occurrence of certain redemption events as agreed in the corresponding shareholders’ agreement.

Paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights are classified as financial liabilities at fair value through profit or loss. Any transaction costs are recognized as finance costs in the consolidated statements of profit or loss.

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2 Significant accounting policies (continued)

Subsequent to initial recognition, the paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights are carried at fair value with changes in fair value recognized in the consolidated statements of profit or loss.

(m) Interest-bearing borrowings

Interest-bearing borrowings are measured initially at fair value less transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost using the effective interest method. Interest expense is recognized in accordance with the Group’s accounting policy for borrowing costs (see Note 2(s)).

(n) Employee benefits

(i) Short term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(ii) Contributions to defined contribution plans

Pursuant to the relevant laws and regulations of the PRC, the Group’s subsidiaries in mainland China participate in a defined contribution basic pension insurance in the social insurance system established and managed by government organizations. The Group makes contributions to basic pension insurance plans based on the applicable benchmarks and rates stipulated by the government. Basic pension insurance contributions are recognized as part of the cost of assets or charged to profit or loss as the related services are rendered by the employees.

The Group also participates in a pension scheme under the rules and regulations of the Mandatory Provident Fund Scheme Ordinance (the “MPF Scheme”) for all employees in Hong Kong, which is a defined contribution retirement scheme. The contributions to the MPF Scheme are based on minimum statutory contribution requirement of 5% of eligible employees’ relevant aggregate income. The assets of this pension scheme are held separately from those of the Group in independently administered funds.

The Group participates in various defined contribution retirement benefit plans which are available to all other overseas subsidiaries. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a fund and the Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee services in the current and prior periods. The Group’s contributions to the defined contribution plans are expensed as incurred.

(iii) Share-based payments

The Group operates certain equity-settled share-based compensation plans, under which the Group receives services from employees as consideration for equity instruments of the Group.

The fair value of share awards granted to employees is recognized as an employee cost with a corresponding increase in the share-based payment reserve. The fair value is measured at grant date,

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2 Significant accounting policies (continued)

taking into account the terms and conditions upon which the shares or share options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the shares or share options, the total estimated fair value of the shares or share options is spread over the vesting period, taking into account the probability that the shares or share options will vest.

During the vesting period, the number of shares that is expected to vest is reviewed. Any resulting adjustment to the cumulative fair value recognized in prior years is charged / credited to the profit or loss for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the share-based payment reserve. On vesting date, the amount recognized as an expense is adjusted to reflect the actual number of shares that vest (with a corresponding adjustment to equity). For shares granted, the equity amount is transferred from capital reserve to share premium.

If new equity instruments are granted to the employee and, on the date when those new equity instruments are granted, the entity identifies the new equity instruments granted as replacement equity instruments for the cancelled equity instruments, the entity shall account for the granting of replacement equity instruments in the same way as a modification of the original grant of equity instruments.

At the date the replacement awards are granted, the entity accounts for any incremental fair value in addition to the grant-date fair value of the original award. The incremental fair value is the difference between the fair value of the replacement award and the net fair value of the cancelled award, both measured at the date on which the replacement award is issued. The net fair value is the fair value of the cancelled award measured immediately before the cancellation, less any payment made to the employees on cancellation.

The Group recognizes the effects of modifications that increase the total fair value of the share-based payment arrangement or are otherwise beneficial to the employee. If the Group modifies the terms or conditions of the share awards granted without reducing the number of equity instruments granted in a manner that reduces the total fair value of the share-based payment arrangement, or is not otherwise beneficial to the employee, the Group nevertheless continues to recognize as a minimum the original grant date fair value of the equity instruments granted (unless those equity instruments are forfeited) as if that modification had not occurred.

(iv) Termination benefits

Termination benefits are recognized at the earlier of when the Group can no longer withdraw the offer of those benefits and when it recognizes restructuring costs involving the payment of termination benefits.

(o) Income tax

Income tax for the period comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in profit or loss except to the extent that they relate to items recognized in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognized in other comprehensive income or directly in equity, respectively.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the end of each reporting period, and any adjustment to tax payable in respect of previous periods. The amount of current tax payable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any.

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2 Significant accounting policies (continued)

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits. Deferred tax is not recognized for:

•

temporary differences arising from the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit nor taxable profit (or deductible loss); and

•

temporary differences relating to investments in subsidiaries to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax in full, the future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for individual subsidiaries in the Group. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilized. Such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date, and reflects uncertainty related to income taxes, if any. The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Additional income taxes that arise from the distribution of dividends are recognized when the liability to pay the related dividends is recognized.

Deferred tax assets and deferred tax liabilities are offset if all of the following conditions are met:

•	the taxable entity has a legal enforceable right to set off current tax assets against current tax liabilities;

•	they relate to income taxes levied by the same taxation authority on either:

•	the same taxable entity; or

•

different taxable entities, which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

(p) Provisions and contingent liabilities

Provisions are recognized when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the

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2 Significant accounting policies (continued)

obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(q) Revenue and other income

Income is classified by the Group as revenue when it arises from the sale of products and the provision of services.

Revenue is recognized when control over the product or service is transferred to the customer, at the amount of promised consideration to which the Group is expected to be entitled in exchange for the satisfaction of a specific performance obligation, excluding those amounts collected on behalf of third parties. Revenue excludes value added tax or other sales taxes and is after deduction of any sales rebates and sales return.

The Group allocates the transaction price expected to be received from franchisees or distributors to different performance obligations based on their relative standalone selling prices. In particular, the consideration in arrangements with franchisees and distributors includes sales-based amounts. Such sales-based amounts are excluded from the transaction price until the sales by franchisees have occurred and would be allocated entirely to the franchise/distributor license fees as they relate entirely to the Group’s promise to provide franchisees/distributors access to the Group’s brand name and trademarks.

The Group takes advantage of the practical expedient in paragraph 63 of IFRS 15 and does not adjust the consideration for the effects of any significant financing component if the expected period of financing is 12 months or less.

Further details of the Group’s revenue and other income recognition policies are as follows:

(i) Sales of products

Retail sales in self-operated stores

Revenue from retail sales to customers in self-operated stores is recognized at the point when the end customer takes possession of and pays for the products.

Product sales to franchisees

The Group has entered into a series of agreements with certain franchisees, primarily in the PRC, which mainly include a license agreement and a sales agreement (collectively “Franchise Agreements”), whereby the franchisees are licensed to operate the franchised stores and are authorized to sell, in their own retail stores, the products that they have purchased from the Group. Revenue from sales to these franchisees is recognized at the point when they obtain the legal title of the product and become obliged to pay for the products, which is when the franchisees sell the product to their customers in the franchisees’ stores.

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2 Significant accounting policies (continued)

For product sales to franchisees, the Group has determined that the franchisees are the customers of the Group. The franchisees operate retail stores at their own chosen locations under the framework set out under the Franchise Agreements. At inception of the franchise arrangement, franchisees are required to place a deposit with the Group which covers the estimated maximum value of merchandise that their stores may hold throughout the franchise period, and this amount is reviewed upon renewal of the franchisee arrangement. The deposit is refundable at the expiry of the Franchise Agreement, provided that the franchisees have no remaining merchandise unsold and have settled other balances with the Group.

The franchisees employ and manage their own staff to operate the stores and serve their customers (i.e. end consumers who visit the stores), and bear the costs associated with the operation. The franchisees’ retail stores generally carry a wide range of merchandise that they exercise discretion to select from the Group’s array of product categories.

The franchisees are responsible for the placement, physical custody and condition of the merchandise that they have selected after the deliveries are accepted in stores. They also control the physical access to merchandise in possession through their operation of the retail stores. In general, the Group does not have any obligation or practice to accept any return of unsold products, except for rare cases such as a latent defect subject to a product recall or certain limited seasonal items that have passed their sales season.

The franchisees have the right to price their merchandise within a specified range of the recommended retail price set by the Group. They also have the ability to carry out discretionary promotional campaigns for their stores or decide whether to participate in a promotional campaign launched by the Group. The franchisees can offer more discounts on selected items beyond the range specified in discretionary promotional campaigns, and will have to bear a substantial portion of reduced margin from lowering the sales price for such campaigns.

Sales to distributors

The Group has entered into a series of agreements with certain distributors, primarily overseas, which mainly include a master license agreement and a sales agreement, whereby the distributors are authorized to sub-license the operation of franchised stores in its authorized territory and sell the products that they have purchased from the Group to the franchised stores in its authorized territory. Revenue from sales of products to these distributors is recognized at the point when the products have been shipped from or delivered to the specific locations according to the detailed agreement between the Group and distributors. Revenue is recognized based on the contract price, net of sales rebates.

Online sales

Revenue from online sales to customers, which are conducted through the Group’s own mobile applications, WeChat Mini-program and third-party e-commerce platforms, is recognized at the point when the products are delivered to customers.

(ii) License fees, sales-based royalties and sales-based management and consultation service fees

Franchisees and distributors are required to provide non-refundable upfront payments in exchange for the franchise right or sub-license right, which represent primarily their right to access the Group’s brand name and trademarks. In addition, franchisees are also required to pay sales-based

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2 Significant accounting policies (continued)

royalties and sales-based management and consultation services fees for such access. The fixed component of such royalties are recognized as revenue over the estimated license period, while the sales-based component is recognized as revenue when the related sales occur.

(iii) Interest income

Interest income is recognized as it accrues using the effective interest method.

(iv) Government grants

Government grants are recognized in the statements of financial position initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognized as other income in profit or loss based on the timing of when the related costs for which the grants are intended to compensate are incurred. Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognized in profit or loss over the useful life of the asset by way of reduced depreciation expense.

(r) Translation of foreign currencies

(i) Functional and presentation currency

Item included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to the entity (the “functional currency”). As the major operations of the Group are within the PRC, the Group presents its consolidated financial statements in Renminbi (“RMB”), unless otherwise stated.

(ii) Transactions and balances

Foreign currency transactions during the year are translated into the respective functional currencies of Group companies at the exchange rates at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the end of each reporting period. Exchange gains and losses are recognized in profit or loss and presented within other net income.

Non-monetary assets and liabilities that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated at the exchange rate at the date when the fair value was determined.

(iii) Foreign operations

The results of foreign operations are translated into RMB at the exchange rates approximating the exchange rates at the dates of the transactions. Statement of financial position items are translated into RMB at the exchange rates at the end of each reporting period. The resulting exchange differences are recognized in other comprehensive income and accumulated separately in equity in the translation reserve.

On disposal of a foreign operation, the cumulative amount of the exchange differences in the translation reserve relating to that foreign operation is reclassified from equity to profit or loss when the profit or loss on disposal is recognized.

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2 Significant accounting policies (continued)

(s) Borrowing costs

Borrowing costs are expensed in the period in which they are incurred.

(t) Assets held for sale and discontinued operations

(i) Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use. A disposal group is a group of assets to be disposed off together as a group in a single transaction, and liabilities directly associated with those assets that will be transferred in the transaction.

Such assets, or disposal groups, are generally measured at the lower of their carrying amount and fair value less costs to sell. Any impairment loss on a disposal group is allocated to the assets and liabilities on a pro rata basis, except that no loss is allocated to inventories, financial assets or deferred tax assets, which continue to be measured in accordance with the Group’s other accounting policies. Impairment losses on initial classification as held-for-sale and subsequent gains and losses on remeasurement are recognized in profit or loss.

Once classified as held-for-sale, property, plant and equipment, right-of-use assets and intangible assets are no longer amortized or depreciated.

(ii) Discontinued operations

A discontinued operation is a component of the Group’s business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which represents:

•	a separate major line of business or geographical area of operations;

•	or is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

•	is a subsidiary acquired exclusively with a view to resale.

Classification as a discontinued operation occurs at the earlier of when the entity entering into a binding sale agreement or when the board of directors approving and announcing a formal disposal plan.

Where an operation is classified as discontinued, a single amount is presented on the face of the statement of profit or loss, which comprises:

•	the post-tax profit or loss of the discontinued operations; and

•	the post-tax gain or loss recognized on the measurement to fair value less costs to sell, or on the disposal, of the assets or disposal group(s) constituting the discontinued operations.

(u) Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

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2 Significant accounting policies (continued)

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	Both entities are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

(viii)	The entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the Group’s parent.

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

(v) Segment reporting

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group’s most senior executive management for the purposes of allocating resources to, and assessing the performance of, the Group’s various lines of business and geographical locations.

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria.

3 Accounting judgements and estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively.

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognized in the financial statements is included in the following notes:

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

3 Accounting judgements and estimates (continued)

•

Note 2(q)(i)—product sales to franchisees: whether revenue from product sales to franchisees is recognized at the point when the franchisees sell the product to their customers in the franchisees’ stores

•	Note 2(q)(ii)—license fees, sales-based royalties and sales-based management and consultation services fees: whether revenue is recognized over time

Note 28 contains information about the assumptions and their risk factors relating to measurement of ECL allowance for trade receivables and fair value of financial instruments. Other significant sources of estimation uncertainty are as follows:

(a) Impairments of non-current assets

In considering the impairment losses that may be required for certain property, plant and equipment, and right-of-use assets, recoverable amount of these assets needs to be determined. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for these assets may not be readily available. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgment relating to items such as level of revenue and amount of operating costs. The Group uses all readily available information in determining an amount that is reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of items such as revenue and operating costs.

(b) Write down of inventories

The Group determines the write-down for obsolescence of inventories. These estimates are based on the current market condition and the historical experience in selling goods of similar nature. It could change significantly as a result of change in the market condition.

(c) Fair value measurement of paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights

The paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights are not traded in an active market and the respective fair value is determined by using valuation techniques. The Group has used the discounted cash flow method to determine the underlying equity value and adopted equity allocation model to determine the fair value of the paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights. Key assumptions, such as weighted average cost of capital, risk-free interest rate, lack of marketability discount and volatility are disclosed in Note 25. Considerable judgement is required to interpret market data used in the valuation techniques. The use of different market assumptions and / or estimation methodologies may have a material effect on the estimated fair value amounts.

(d) Depreciation and amortization

Property, plant and equipment, right-of-use assets and intangible assets, are depreciated or amortized on a straight-line basis over the estimated useful lives of the assets. The Group reviews the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting periods. The useful lives are based on the Group’s historical experience with similar assets. The depreciation and amortization expenses for future periods are adjusted if there are material changes from previous estimates.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

3 Accounting judgements and estimates (continued)

(e) Recognition of deferred tax assets

Deferred tax assets in respect of tax losses and other deductible temporary differences carried forward are recognized and measured based on the expected manner of realization or settlement of the carrying amount of the assets, using tax rates enacted or substantively enacted at the end of the reporting periods. In determining the carrying amounts of deferred tax assets, expected taxable profits are estimated which involves a number of assumptions relating to the operating environment of the Group and requires significant level of judgement exercised by the directors. Any change in such assumptions and judgement would affect the carrying amounts of deferred tax assets to be recognized and hence the net profit in future years.

(f) Share-based compensation

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is estimated using a model which requires the determination of the appropriate inputs. The Group has to estimate the forfeiture rate in order to determine the amount of share-based compensation expenses charged to the statement of profit or loss. The Group also has to estimate the actual vesting periods of the share awards which is variable and subject to an estimate of when a qualified initial public offering of the Group will incur. The assumptions and models used for estimating the fair value of share-based payment transactions are disclosed in Note 27.

(g) Determining the lease term

As explained in policy Note 2(d), the lease liability is initially recognized at the present value of the lease payments payable over the lease term. In determining the lease term at the commencement date for leases that include renewal options exercisable by the Group, the Group evaluates the likelihood of exercising the renewal options taking into account all relevant facts and circumstances that create an economic incentive for the Group to exercise the option, including favorable terms, leasehold improvements undertaken and the importance of that underlying asset to the Group’s operation. The lease term is reassessed when there is a significant event or significant change in circumstance that is within the Group’s control. Any increase or decrease in the lease term would affect the amount of lease liabilities and right-of-use assets recognized in future years.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

4 Segment reporting

The Group manages its businesses by divisions, which are organized by a mixture of both brands and geography. In a manner consistent with the way in which information is reported internally to the Group’s most senior executive management for the purposes of resource allocation and performance assessment, the Group has presented the four reportable segments of MINISO brand (excluding Africa and Germany), MINISO brand in Africa and Germany, NOME brand and Minihome brand, respectively. No other operating segments have been aggregated to these four reportable segments, but have been aggregated and presented as “other segment”. Business included as other segment did not meet the quantitative thresholds for reportable segments for the years ended June 30, 2019 and 2020. The segment information is as follows:

Reportable segments	Operations
MINISO brand (excluding Africa and Germany)	Design, buying and sale of lifestyle products
MINISO brand in Africa and Germany*	Design, buying and sale of lifestyle products
NOME brand*	Design, buying and sale of clothing products and other household items
Minihome brand*	Design, buying and sale of furniture and other household items

Note:

*

Businesses of NOME and Minihome brands and MINISO brand in Africa and Germany are classified as discontinued operations for the years ended June 30, 2019 and 2020. See Note 5 “Discontinued operations and assets and liabilities held for sale” for details.

(i) Segment results, assets and liabilities

Information related to each reportable segment is set out below. Segment profit / (loss) before tax is used to measure performance because management believes that this information is the most relevant in evaluating the results of the respective segments.

	As at June 30, 2019 and for the year then ended
	Reportable segments					Other segment	Total
	MINISO brand (excluding Africa and Germany)	MINISO brand in Africa and Germany (discontinued)*	NOME brand (discontinued)*	Minihome brand (discontinued)*	Total reportable segments
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
External revenues	9,143,883	159,764	307,173	31,140	9,641,960	251,028	9,892,988
Inter-segment revenue	35,200	3,202	47,849	—	86,251	5,199	91,450

Segment revenue	9,179,083	162,966	355,022	31,140	9,728,211	256,227	9,984,438
Segment profit / (loss) before tax	962,382	(69,620)	(148,449)	(79,007)	665,306	36,402	701,708
Finance income	7,210	743	156	18	8,127	101	8,228
Finance costs	(25,198)	(5,572)	(123)	—	(30,893)	(11)	(30,904)
Depreciation and amortization	(191,627)	(4,350)	(1,836)	(3,947)	(201,760)	(151)	(201,911)
Other material non-cash items:
- credit loss on trade and other receivables	(90,124)	(2)	(35,469)	—	(125,595)	—	(125,595)
- impairment loss on non-current assets	(27,542)	(33,269)	(11,835)	(10,301)	(82,947)	—	(82,947)
Segment assets	4,683,456	201,644	226,463	32,442	5,144,005	82,110	5,226,115
Segment liabilities	3,220,982	134,729	224,262	5,673	3,585,646	53,149	3,638,795

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

4 Segment reporting (continued)

	As at June 30, 2020 and for the year then ended
	Reportable segments					Other segment	Total
	MINISO brand (excluding Africa and Germany)	MINISO brand in Africa and Germany (discontinued)*	NOME brand (discontinued)*	Minihome brand (discontinued)*	Total reportable segments
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
External revenues	8,721,620	80,746	187,046	15,154	9,004,566	257,366	9,261,932
Inter-segment revenue	40,887	—	6,380	—	47,267	50	47,317

Segment revenue	8,762,507	80,746	193,426	15,154	9,051,833	257,416	9,309,249
Segment profit / (loss) before tax	716,759	(29,884)	(98,308)	(12,648)	575,919	44,092	620,011
Finance income	24,842	92	250	5	25,189	766	25,955
Finance costs	(31,273)	(1,616)	(108)	—	(32,997)	(65)	(33,062)
Depreciation and amortization	(268,359)	—	(828)	(1,830)	(271,017)	(310)	(271,327)
Other material non-cash items:
- credit loss on trade and other receivables	(25,357)	—	(43,470)	—	(68,827)	(9)	(68,836)
- impairment loss on non-current assets	(36,844)	—	(1,059)	(3,156)	(41,059)	—	(41,059)
Segment assets	5,727,281	—	—	—	5,727,281	108,970	5,836,251
Segment liabilities	3,732,134	—	—	—	3,732,134	45,836	3,777,970

Note:
*	See Note 5 “Discontinued operations and assets and liabilities held for sale” for details.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

4 Segment reporting (continued)

(ii)	Reconciliations of information on reportable segments to the amounts reported in the financial statements

	For the year ended June 30,
	2019	2020
	RMB’000	RMB’000
i. Revenue
Total revenue for reportable segments	9,728,211	9,051,833
Revenue for other segment	256,227	257,416
Elimination of inter-segment revenue	(91,450)	(47,317)
Elimination of discontinued operations	(498,077)	(282,946)

Consolidated revenue	9,394,911	8,978,986

ii. Profit before tax
Total profit before tax for reportable segments	665,306	575,919
Profit before tax for other segment	36,402	44,092
Elimination of discontinued operations	297,076	140,840
Unallocated amounts:
—Fair value changes of paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights	(709,780)	(680,033)

Consolidated profit before tax from continuing operations	289,004	80,818

	As at June 30,
	2019	2020
	RMB’000	RMB’000
iii. Assets
Total assets for reportable segments	5,144,005	5,727,281
Assets for other segment	82,110	108,970

Consolidated total assets	5,226,115	5,836,251

iv. Liabilities
Total liabilities for reportable segments	3,585,646	3,732,134
Liabilities for other segment	53,149	45,836
Other unallocated amounts
—Paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights	1,701,294	2,381,327

Consolidated total liabilities	5,340,089	6,159,297

v. Other material items

	For the year ended June 30, 2019
	Reportable segment totals	Other segment	Elimination of discontinued operations	Consolidated totals
Finance income	8,127	101	(917)	7,311
Finance costs	(30,893)	(11)	5,695	(25,209)
Depreciation and amortization	(201,760)	(151)	10,133	(191,778)
Credit loss on trade and other receivables	(125,595)	—	35,471	(90,124)
Impairment loss on non-current assets	(82,947)	—	55,405	(27,542)

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

4 Segment reporting (continued)

	For the year ended June 30, 2020
	Reportable segment totals	Other segment	Elimination of discontinuedo perations	Consolidated totals
Finance income	25,189	766	(347)	25,608
Finance costs	(32,997)	(65)	1,724	(31,338)
Depreciation and amortization	(271,017)	(310)	2,658	(268,669)
Credit loss on trade and other receivables	(68,827)	(9)	43,470	(25,366)
Impairment loss on non-current assets	(41,059)	—	4,215	(36,844)

(iii)	Geographic information

The geographic information analyses the Group’s revenue and non-current assets by the Group’s country of domicile and other countries. In presenting the geographic information, segment revenue has been based on the geographic location of customers and segment assets are based on the geographic location of the assets.

	For the year ended June 30,
	2019	2020
	RMB’000	RMB’000
i. Revenue
the PRC (place of domicile) (of which RMB338,313,000 and RMB 202,201,000 related to discontinued operations in the years ended June 30, 2019 and 2020, respectively)	6,702,311	6,246,301
Other Asian countries excluding the PRC	1,738,348	1,428,035
America	1,049,334	1,221,058
Europe (of which RMB13,222,000 and RMB 11,311,000 related to discontinued operations in the years ended June 30, 2019 and 2020, respectively)	137,822	183,480
Others (of which RMB146,542,000 and RMB 69,434,000 related to discontinued operations in the years ended June 30, 2019 and 2020, respectively)	265,173	183,058
Discontinued operations	(498,077)	(282,946)

	9,394,911	8,978,986

	For the year ended June 30,
	2019	2020
	RMB’000	RMB’000
ii. Non-current assets
the PRC (place of domicile)	294,286	312,873
Other Asian countries excluding the PRC	108,328	62,272
America	200,457	265,131
Europe	23,518	19,744

	626,589	660,020

Non-current assets exclude deferred tax assets and non-current prepayments.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

5 Discontinued operations and assets and liabilities held for sale

In May 2019, the board of directors approved a plan to dispose the NOME Business, Minihome Business, MINISO African Business and MINISO German Business within one year. Accordingly, the results of these operations are included as discontinued operations during the years ended June 30, 2019 and 2020. MINISO African Business included MINISO Nigeria, Uganda, South Africa, Tanzania and Kenya.

During the period from January 2020 to March 2020, the Group entered into the share purchase agreements, pursuant to which the Group has agreed to sell its entire equity interests in the Minihome Business and NOME Business to several companies owned by Mr. Ye Guofu, the controlling shareholder of the Group, at an aggregate of considerations of RMB4.

During the period from December 2019 to April 2020, the Group entered into several share purchase agreements, pursuant to which the Group has agreed to sell its entire equity interests in MINISO Nigeria, Uganda, South Africa, Tanzania and Germany to several companies owned by Mr. Ye Guofu, the controlling shareholder, at an aggregate of considerations of RMB7.

In January 2020, the Group entered into a share purchase agreement, pursuant to which the Group has agreed to sell its entire equity interests in MINISO Kenya to a third party at a consideration of RMB1.

The above disposal transactions have been closed as of June 30, 2020.

(a) Results of discontinued operations

		For the year ended June 30,
		2019	2020
	Note	RMB’000	RMB’000

Revenue		549,128	289,326
Elimination of inter-segment revenue		(51,051)	(6,380)

External revenue		498,077	282,946
Expenses		(795,153)	(423,786)

External expenses		(795,153)	(423,786)
Results from operating activities	4	(297,076)	(140,840)
Income tax	11(c)	(6,754)	—

Results from operating activities, net of tax		(303,830)	(140,840)
Gain on disposal of subsidiaries		—	10,795

Loss from discontinued operations, net of tax		(303,830)	(130,045)

Loss per share – discontinued operations
Basic		(0.33)	(0.14)
Diluted		(0.33)	(0.14)

The losses from discontinued operations of RMB303,830,000 and RMB130,045,000 for the years ended June 30, 2019 and 2020, respectively, were attributable entirely to the equity shareholders of the Company.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

5 Discontinued operations and assets and liabilities held for sale (continued)

(b) Assets and liabilities of disposal group held for sale

At June 30, 2019, the disposal group comprised the following assets and liabilities.

As at June 30,
2019
RMB’000

Property, plant and equipment	3,588
Inventories	188,690
Trade and other receivables	118,690
Cash and cash equivalents	139,938
Restricted cash	9,643

Assets held for sale	460,549

Trade and other payables	(308,896)
Contract liabilities	(7,883)
Lease liabilities	(47,723)
Current taxation	(162)

Liabilities directly associated with the assets held for sale	(364,664)

(c) Cash flows used in discontinued operations

	For the year ended June 30,
	2019	2020
	RMB’000	RMB’000

Net cash used in operating activities	(322,186)	(68,063)
Net cash used in investing activities	(23,662)	(7,117)
Net cash (used in) / from financing activities	(153,741)	10,468

Net cash flows for the year	(499,589)	(64,712)

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

5 Discontinued operations and assets and liabilities held for sale (continued)

(d) Effect of disposal on the financial position of the Group

As at disposal dates
RMB’000
Property, plant and equipment	1,470
Inventories	104,616
Trade and other receivables	61,355
Cash and cash equivalents	75,552
Loans and borrowings	(14,513)
Trade and other payables	(196,779)
Lease liabilities	(41,944)

Net liabilities	(10,243)

Effect of translation difference of foreign operations	(552)

Net gain on disposal of subsidiaries	(10,795)

Considerations received in cash	— *
Cash and cash equivalents disposed of	(75,552)

Net cash outflow	(75,552)

Note:

*	The amount was less than RMB1,000.

6 Revenue

The Group’s revenue is primarily derived from the sale of lifestyle products through self-operated stores, franchised stores and distributors in the PRC and overseas. Other sources of revenue mainly include license fees, sales-based royalties and sales-based management and consultation service fees from franchisees and distributors.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

6 Revenue (continued)

(i)	Disaggregation of revenue

In the following table, revenue from contracts with customers (excluding revenue related to discontinued operations) is disaggregated by major products and service lines, primary geographical markets and timing of revenue recognition. The table also includes a reconciliation of the disaggregated revenue with the Group’s reportable segments (see Note 4).

	For the year ended June 30,
	2019	2020
	RMB’000	RMB’000
Major products / service lines
—Sales of lifestyle products
— Retail sales in self-operated stores	290,787	364,638
— Product sales to franchisees	4,957,273	4,584,288
— Sales to distributors	3,067,207	2,683,829
— Other sales channels	149,402	422,659

Sub-total	8,464,669	8,055,414

—License fees, sales-based royalties, and sales-based management and consultation service fees
— License fees	27,223	78,469
— Sales-based royalties	94,374	82,444
— Sales-based management and consultation service fees	491,005	426,731

Sub-total	612,602	587,644

—Others*	317,640	335,928

	9,394,911	8,978,986

Note:

*	Others mainly represented sales of fixtures to franchisees and distributors.

	For the year ended June 30,
	2019	2020
	RMB’000	RMB’000

Primary geographical markets
— the PRC	6,363,998	6,044,100
— Other Asian countries excluding the PRC	1,738,348	1,428,035
— America	1,049,334	1,221,058
— Europe	124,600	172,169
— Others	118,631	113,624

	9,394,911	8,978,986

Timing of revenue recognition
— Products transferred at a point of time	8,782,309	8,391,342
— Services transferred over time	612,602	587,644

Revenue from contracts with customers	9,394,911	8,978,986

No revenue from individual customer contributing over 10% of total revenue of the Group during the years ended June 30, 2019 and 2020.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

6 Revenue (continued)

(ii)	Contract balances

The following table provides information about receivables, contract liabilities from contracts with customers.

		As at June 30,
		2019	2020
	Note	RMB’000	RMB’000
Receivables, which are included in ‘trade and other receivables’	18	317,333	286,692

Receivables, which are included in ‘assets held for sale’		16,593	—

Contract liabilities
—Current portion		(243,873)	(218,287)
—Non-current portion		(77,673)	(74,226)

Total contract liabilities		(321,546)	(292,513)

		As at June 30,
		2019	2020
		RMB’000	RMB’000
Contract liabilities are analyzed as follows:
Advance payments received from customers for purchase of goods		205,129	174,366
Deferred revenue related to license fees		116,417	118,147

		321,546	292,513

The Group requests 20% to 100% advance payment for purchase of goods from certain overseas distributors prior to delivery of goods. This gives rise to contract liabilities at the start of a sales order, until the revenue of sales of products recognized on the corresponding sale order exceeds the amount of payments received in advance.

Unamortized portion of upfront license fees received was recognized as contract liability.

Movements in contract liabilities are as follows:

Contract liabilities
RMB’000
Balance at July 1, 2018	204,298
Reclassification to liabilities directly associated with the assets held for sale	(1,800)
Decrease in contract liabilities as a result of recognizing revenue during the year that was included in the contract liabilities at the beginning of the period	(159,131)
Increase in contract liabilities as a result of receiving advance payment for purchase of goods	205,129
Increase in contract liabilities as a result of receiving payment of license fees	73,050

Balance at June 30, 2019	321,546

Decrease in contract liabilities as a result of recognizing revenue during the year that was included in the contract liabilities at the beginning of the period	(243,873)
Increase in contract liabilities as a result of receiving advance payment for purchase of goods	174,366
Increase in contract liabilities as a result of receiving payment of license fees	40,474

Balance at June 30, 2020	292,513

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

6 Revenue (continued)

As of June 30, 2019 and 2020, license fees expected to be recognized as revenue after more than one year were RMB77,673,000 and RMB74,226,000, respectively.

(iii)	Revenue expected to be recognized in the future arising from contracts with customers in existence at the reporting dates

Contracts within the scope of IFRS 15

As at June 30, 2019 and 2020, the aggregated amounts of the transaction price allocated to the remaining performance obligations under the Group’s existing contracts were RMB116,417,000 and RMB118,147,000, respectively. These amounts represented revenue of license fees income expected to be recognized in the future from license agreements entered into with the franchisees and distributors. The Group will recognize the expected revenue in future over the remaining licensing period, which is expected to occur over the next 1 to 49 years and the next 1 to 48 years as at June 30, 2019 and 2020, respectively.

(iv)	COVID-19 impact on revenue

The COVID-19 outbreak has impacted the Group’s revenue and operations during the period from late January to June 2020.

In December 2019, a novel strain of coronavirus (COVID-19) was reported to have surfaced in the PRC. In response to intensifying efforts to contain the spread of the virus, the Group’s self-operated stores and franchised stores in the PRC were all temporarily closed from late January 2020. Those stores were gradually re-opened since early March 2020. This has resulted in a reduction in revenue from retail sales and product sales to franchisees in the PRC during the period from late January to March 2020. During the period from April to June 2020, the Group’s self-operated stores and franchised stores in the PRC gradually resumed normal operations and revenue from retail sales in self-operated stores and product sales to franchisees in the PRC recovered accordingly.

The Group also temporarily closed certain warehouses in the PRC in February 2020, which caused suspension of the Group’s shipment of products to overseas distributors. Those warehouses were re-opened in early March 2020 and shipment of products to overseas distributors gradually resumed since then. This has resulted in a reduction in revenue from sales to overseas distributors during the period from February to March 2020.

Whilst the Group’s business in the PRC had gradually resumed, the Group’s overseas business started to be adversely impacted since late March 2020 following the spread of COVID-19 around the world. Most of the Group’s overseas self-operated stores and franchised stores have suffered from temporary closure and reduction of operating hours on occasion since late March 2020. As a result, the Group’s revenue from both of retail sales in overseas self-operated stores and sales to overseas distributors decreased during the period from April to June 2020. The overseas stores gradually resumed normal operations since June 2020.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

7 Other income

	For the year ended June 30,
	2019	2020
	RMB’000	RMB’000
Tax refund	1,203	606
Government grants (Note (i))	9,265	36,602

	10,468	37,208

Note:

(i)	Government grants mainly represented unconditional cash awards granted by the local authorities in the PRC.

8 Expenses by nature

	For the year ended June 30,
	2019	2020
	RMB’000	RMB’000
Cost of inventories (Note 17(a))	6,883,931	6,246,488
Payroll and employee benefits (Note (i))	695,493	984,895
Rental and related expenses	38,682	45,186
Depreciation and amortization (Note (ii))	191,778	268,669
Licensing expenses	21,851	109,488
Promotion and advertising expenses	85,611	128,447
Logistics expenses	105,940	154,763
Travelling expenses	60,102	69,290
Other expenses	212,066	226,174

Total cost of sales, selling and distribution and general and administrative expenses	8,295,454	8,233,400

Note:

(i)	Payroll and employee benefits are analyzed as follows:

	For the year ended June 30,
	2019	2020
	RMB’000	RMB’000
Salaries, wages and bonus	485,939	515,573
Contributions to social security contribution plan	56,368	51,587
Welfare expenses	31,128	33,691
Employee compensation expenses	—	19,664
Equity-settled share-based payment expenses (Note 27)	122,058	364,380

	695,493	984,895

Employee compensation expenses represented the non-forfeitable dividend paid to employees in December 2019 in connection with the unvested restricted shares granted to them under the 2018 Share Award Scheme (see Note 27).

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

8 Expenses by nature (continued)

(ii)	Depreciation and amortization are analyzed as follows:

	For the year ended June 30,
	2019	2020
	RMB’000	RMB’000
Property, plant and equipment (Note 13)	25,932	37,481
Right-of-use assets (Note 14)	157,869	214,117
Intangible assets (Note 15)	7,977	17,071

	191,778	268,669

9 Other net income

	For the year ended June 30,
	2019	2020
	RMB’000	RMB’000
Net foreign exchange gain	12,611	14,193
Losses on disposal of property, plants and equipment and intangible assets	(1,611)	(2,526)
Investment income from other investments	1,348	26,387
Scrap income	8,885	8,330
Net change in fair value of other investments	1,465	(1,465)
Others	1,725	1,078

	24,423	45,997

10 Net finance costs

	For the year ended June 30,
	2019	2020
	RMB’000	RMB’000
Finance income
—Interest income	7,311	25,608

	7,311	25,608
Finance costs
—Interest on loans and borrowings	(2,364)	(5,221)
—Interest on lease liabilities	(22,845)	(26,117)

	(25,209)	(31,338)

Net finance costs	(17,898)	(5,730)

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

11 Income taxes

(a) Taxation recognized in consolidated profit or loss and other comprehensive loss:

	For the year ended June 30,
	2019	2020
	RMB’000	RMB’000
Amounts recognized in consolidated profit or loss

Current tax
Provision for the year	345,433	306,679

Deferred tax
Origination and reversal of temporary differences (Note 11(d))	(65,850)	(95,730)

Tax expense on continuing operations	279,583	210,949

Amounts recognized in consolidated other comprehensive loss
	For the year ended June 30, 2019
	Before-tax amount	Tax (expense)/ benefit	Net-of-tax amount
	RMB’000	RMB’000	RMB’000
Exchange differences on translation of financial statements of overseas subsidiaries	(4,834)	—	(4,834)

Other comprehensive loss	(4,834)	—	(4,834)

	For the year ended June 30, 2020
	Before-tax amount	Tax (expense)/ benefit	Net-of-tax amount
	RMB’000	RMB’000	RMB’000
Exchange differences on translation of financial statements of overseas subsidiaries	6,361	—	6,361

Other comprehensive loss	6,361	—	6,361

1)	Cayman Islands and the BVI

Pursuant to the rules and regulations of the Cayman Islands and the BVI, the Group is not subject to any income tax in the Cayman Islands and the BVI.

2)	Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s Hong Kong subsidiaries are subject to Hong Kong profits tax at the rate of 16.5% on their taxable income generated from the operations in Hong Kong. A two-tiered profits tax rates regime was introduced in 2018 where the first HKD2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates.

3)	Mainland China

Under the Corporate Income Tax (“CIT”) Law, the subsidiaries established in mainland China are subject to a unified statutory CIT rate of 25%.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

11 Income taxes (continued)

A subsidiary established in Hengqin New Area of Zhuhai, a pilot free trade zone in the PRC, met the criteria for a preferential income tax rate of 15%.

4)	United States

Under United States Internal Revenue Code, the subsidiaries established in United States are subject to a unified Federal CIT rate of 21% and variable state income and franchise tax depends on which state the subsidiaries has nexus with. Most of subsidiaries in United States are operated in the state of California, and thus they will be subject to state income tax rate of 8.84%.

5)	Indonesia

The subsidiary incorporated in Indonesia elected to pay profit tax at 0.5% of gross revenue for the fiscal year 2018 and 2019. In the following years, the subsidiary is subject to the prevailing statutory tax rate on taxable income. In response to the COVID-19 outbreak, the statutory tax rate will be progressively lowered from 25% to 22% for fiscal year 2020 and 2021, and 20% starting from fiscal year 2022 onwards.

6)	India

Under the Income Tax Act 1961 enacted in India, the subsidiary incorporated India is subject to a profit tax rate of 26%.

7)	Canada

Under the Canadian federal and provincial tax rules, the subsidiaries incorporated in Canada are subject to the combined Canadian federal and provincial statutory income tax rates ranging from 23% to 31% depending on the location of the operation.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

11 Income taxes (continued)

(b) Reconciliation between tax expense and accounting profit at applicable tax rates:

	For the year ended June 30,
	2019	2020
	RMB’000	RMB’000

Profit before taxation	289,004	80,818

Notional tax on profit before taxation, calculated at the rates applicable to profits in the jurisdictions concerned	63,918	(48,050)
Tax effect of share-based compensation expenses and employee compensation expenses (Note 8(i))	30,514	96,011
Tax effect of other non-deductible expenses	11,800	6,566
Tax effect of deemed sales	11,277	—
Tax effect of loss from waiver of intercompany receivables of discontinued operations	—	(61,548)
Tax benefit from disposal of subsidiaries	—	(24,779)
Effect of preferential tax treatments on assessable profits of a subsidiary (Note 11(a)(3))	(47,912)	(34,876)
Effect of fair value changes of paid-in capital subject to redemption and other preferential rights not recognized	177,446	207,942
Tax effect of unused tax losses not recognized	21,173	35,382
Effect of deductible temporary differences not recognized	11,367	34,301

Actual tax expenses	279,583	210,949

The loss from waiver of intercompany receivables are related with the waiver of outstanding receivables due from NOME Design (Guangzhou) Co., Ltd. and Minihome Technology Co., Ltd. prior to the disposal in accordance with the share purchase agreements to sell their equity interests to Mr. Ye Guofu, the controlling shareholder of the Group.

(c) Income tax on discontinued operations:

	For the year ended June 30,
	2019	2020
	RMB’000	RMB’000
Tax charge on losses from ordinary activities of discontinued operations (Note 5(a))	6,754	—

Total tax charge on discontinued operations	6,754	—

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

11 Income taxes (continued)

(d) Movement in deferred tax assets

The components of deferred tax assets recognized in the consolidated statement of financial position and the movements during the reporting periods presented are as follows:

	Unused tax losses	Intra-group unrealized profits	Credit loss and impairment	Loss from waiver of intercompany receivables of discontinued operations	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Deferred tax assets arising from:
At July 1, 2018	3,964	1,265	16,106	—	—	21,335
Charged to profit or loss (continuing operations)	5,540	24,322	34,384	—	1,604	65,850
Exchange rate difference	90	—	511	—	21	622

At June 30, 2019	9,594	25,587	51,001	—	1,625	87,807

Charged to profit or loss (continuing operations)	19,255	12,180	(485)	61,548	3,232	95,730
Exchange rate difference	(282)	(58)	365	—	(42)	(17)

At June 30, 2020	28,567	37,709	50,881	61,548	4,815	183,520

The Group only recognizes deferred income tax assets for cumulative tax losses if it is probable that future taxable amounts will be available to utilize those tax losses.

(e) Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items, because it is not probable that future taxable profit against which the losses can be utilized will be available in the relevant tax jurisdiction.

	As at June 30,
	2019	2020
	RMB’000	RMB’000
Deductible temporary differences	89,879	223,977
Cumulative tax losses	161,919	229,946

Total	251,798	453,923

(f) Tax losses carried forward

Tax losses for which no deferred tax asset was recognized expire as follows:

	As at June 30, 2019	Expiry date	As at June 30, 2020	Expiry date
	RMB’000		RMB’000
Expire	71,584	2020-2040	52,971	2021-2041
Never expire	90,335	—	176,975	—

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

11 Income taxes (continued)

Tax losses for which no deferred tax asset was recognized are related to subsidiaries that were established in recent years, which are not expected to derive sufficient taxable profits in the foreseeable future before unused tax losses expired.

(g) Uncertain tax position

The Group evaluates whether it is probable that tax authority will accept the tax treatment for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of June 30, 2019 and 2020, the Group did not have any significant unrecognized uncertain tax positions. The Group does not anticipate any significant increase to unrecognized tax benefit within the next 12 months. Interest and penalties related to income tax matters, if any, is included in income tax expense.

12 Loss per share

(a) Basic loss per share

The calculation of basic loss per share has been based on the following profit attributable to ordinary shareholders and weighted-average number of ordinary shares outstanding.

(i) Profit/(loss) attributable to ordinary shareholders (basic):

	For the year ended June 30, 2019
	Continuing operations	Discontinued operation	Total
	RMB’000	RMB’000	RMB’000
Profit/(loss) attribute to the equity shareholders of the Company	13,183	(303,830)	(290,647)
Less:
Allocation of undistributed earnings to holders of unvested restricted shares	(741)	17,070	16,329

Profit/(loss) used to determine basic earnings per share	12,442	(286,760)	(274,318)

	For the year ended June 30, 2020
	Continuing operations	Discontinued operation	Total
	RMB’000	RMB’000	RMB’000
Loss attribute to the equity shareholders of the Company	(132,222)	(130,045)	(262,267)
Less:
Allocation of distributed and undistributed earnings to holders of unvested restricted shares	25,988	7,306	33,294

Loss used to determine basic earnings per share	(106,234)	(122,739)	(228,973)

The unvested restricted shares granted to employees under the 2018 and 2020 Share Award Scheme (see Note 27) are entitled to non-forfeitable dividends during the vesting period. For the purpose of calculating basic loss per share, the numerators are thus be adjusted for the undistributed earnings attributed to these unvested shares in accordance with their participating rights, which have not been recognized in profit or loss.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

12 Loss per share (continued)

(ii) Weighted-average number of ordinary (basic):

The Company was incorporated on January 7, 2020 as part of the Reorganization (see Note 1.2). For the purpose of calculating basic loss per share, the number of ordinary shares outstanding of 865,591,398 used in the calculation, which excludes treasury shares of 111,043,373 shares (see Note 26(a)), has been retroactively adjusted to reflect the issuance of ordinary shares by the Company in connection with the incorporation of the Company and the Reorganization as if these events had occurred at the beginning of the earliest period presented.

The vesting requirements of the restricted shares under the 2018 and 2020 Share Aware Scheme (see Note 27) have not been satisfied. Therefore, the effect of such shares has not been taken into account in the calculation of basic loss per share for the years ended June 30, 2019 and 2020.

(b) Diluted loss per share

Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potential dilutive ordinary shares.

There was no difference between basic and diluted loss per share during the years ended June 30, 2019 and 2020 as (i) the unvested restricted shares granted to employees (see Note 27(a)) and the redeemable shares with other preferential rights issued by the Company (see Note 25) were not potential dilutive ordinary shares as they could not be vested or be converted into ordinary shares until the Company completes a qualified initial public offering; (ii) the effect of share options granted to employees (see Note 27(b)) would be anti-dilutive.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

13 Property, plant and equipment

	Leasehold improvements	Office equipment	Store operating equipment	Motor vehicles	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
At July 1, 2018	107,156	23,595	11,768	2,258	144,777
Additions	39,941	9,563	38,893	1,452	89,849
Disposals	—	(2,477)	(1,271)	(114)	(3,862)
Transfer of assets held for sale	(48,528)	(2,714)	(161)	(1,450)	(52,853)
Exchange adjustments	2,507	550	820	46	3,923

At June 30, 2019	101,076	28,517	50,049	2,192	181,834

Additions	8,122	5,908	7,612	788	22,430
Disposals	—	(3,817)	(642)	(41)	(4,500)
Exchange adjustments	2,081	34	(1,704)	(4)	407

At June 30, 2020	111,279	30,642	55,315	2,935	200,171

Accumulated depreciation:
At July 1, 2018	(5,037)	(3,312)	(1,632)	(366)	(10,347)
Charge for the year	(11,831)	(5,418)	(8,327)	(356)	(25,932)
Written back on disposals	—	1,601	1,192	—	2,793
Transfer of assets held for sale	1,655	373	6	218	2,252
Exchange adjustments	(203)	(136)	(181)	(10)	(530)

At June 30, 2019	(15,416)	(6,892)	(8,942)	(514)	(31,764)

Charge for the year	(17,569)	(7,682)	(11,648)	(582)	(37,481)
Written back on disposals	—	1,780	177	17	1,974
Exchange adjustments	(210)	66	578	9	443

At June 30, 2020	(33,195)	(12,728)	(19,835)	(1,070)	(66,828)

Impairment:
At July 1, 2018	(64,914)	(1,964)	(386)	(1,232)	(68,496)
Addition	(9,436)	—	(4,750)	—	(14,186)
Transfer of assets held for sale	46,236	1,964	44	1,232	49,476
Exchange adjustments	(930)	—	(89)	—	(1,019)

At June 30, 2019	(29,044)	—	(5,181)	—	(34,225)

Addition	(8,186)	—	(2,136)	—	(10,322)
Exchange adjustments	(932)	—	198	—	(734)

At June 30, 2020	(38,162)	—	(7,119)	—	(45,281)

Net book value:
At June 30, 2019	56,616	21,625	35,926	1,678	115,845

At June 30, 2020	39,922	17,914	28,361	1,865	88,062

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

14 Right-of-use assets

The analysis of the net book value of right-of-use assets by class of underlying asset is as follows:

	Property (Note (i))	Warehouse equipment (Note (ii))	Total
	RMB’000	RMB’000	RMB’000
Cost:
At July 1, 2018	456,212	12,556	468,768
Additions	211,194	2,064	213,258
Derecognition	(18,882)	—	(18,882)
Transfer of assets held for sale	(41,055)	—	(41,055)
Exchange adjustments	10,146	96	10,242

At June 30, 2019	617,615	14,716	632,331

Additions	282,451	15,180	297,631
Derecognition	(66,578)	(5,099)	(71,677)
Exchange adjustments	(831)	60	(771)

At June 30, 2020	832,657	24,857	857,514

Accumulated depreciation:
At July 1, 2018	—	—	—
Charge for the year	(150,260)	(7,609)	(157,869)
Derecognition	3,237	—	3,237
Exchange adjustments	(1,175)	(21)	(1,196)

At June 30, 2019	(148,198)	(7,630)	(155,828)

Charge for the year	(203,662)	(10,455)	(214,117)
Derecognition	51,458	5,099	56,557
Exchange adjustments	1,401	(32)	1,369

At June 30, 2020	(299,001)	(13,018)	(312,019)

Impairment:
At July 1, 2018	(19,431)	—	(19,431)
Charge for the year	(12,987)	—	(12,987)
Transfer of assets held for sale	16,972	—	16,972
Exchange adjustments	(189)	—	(189)

At June 30, 2019	(15,635)	—	(15,635)

Charge for the year	(26,522)	—	(26,522)
Exchange adjustments	(471)	—	(471)

At June 30, 2020	(42,628)	—	(42,628)

Net book value:
At June 30, 2019	453,782	7,086	460,868

At June 30, 2020	491,028	11,839	502,867

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

14 Right-of-use assets (continued)

The analysis of expense items in relation to leases recognized in profit or loss is as follows:

	For the year ended June 30,
	2019	2020
	RMB’000	RMB’000
Depreciation charge of right-of-use assets by class of underlying asset:
Property	150,260	203,662
Warehouse equipment	7,609	10,455

	157,869	214,117

Interest on lease liabilities (Note 10)	22,845	26,117
Expense relating to short-term leases and other leases with remaining lease term ending on or before June 30	28,624	28,486
Variable lease payments not included in the measurement of lease liabilities	228	3,521
COVID-19 rent concessions	—	(12,802)

Details of total cash outflow for leases and the maturity analysis of lease liabilities are set out in Note 21(c) and Note 24, respectively.

Notes:

(i)	Property - right-of-use assets

The Group leases properties for its offices space, warehouse storage and retail stores. The leases of offices space typically run for a period of two to ten years, leases of warehouse storage typically run for two to ten years and leases of retail stores typically for three to ten years.

Variable lease payments based on sales

Some leases of self-operated stores contain variable lease payments, which typically range from 5% to 15%, after the annual sales that each store makes excess a breakpoint predetermined with landlord. These payment terms are common in retail stores in countries such as United states and Japan where the Group operates. The relative magnitude of variable lease payments to fixed payments is low given sales from most stores with variable lease payments terms did not exceed the breakpoints. The Group expects the relative proportions of variable lease payments to fixed lease payments to increase in future years when sales from these stores increase.

(ii)	Warehouse equipment - right-of-use assets

The Group leases warehouse equipment, with lease terms of two to three years.

(iii)	Rental deposits

The refundable rental deposit itself is not part of the lease payments and is in the scope of IFRS 9. Therefore, the rental deposit should be measured at fair value on initial recognition. The difference between the initial fair value and the nominal value of the deposit is an additional lease payment made by the Group and it is included in the measurement of the right-of-use assets.

(iv)	Covid-19-Related Concessions

As disclosed in Note 1.4, the Group has early adopted the Amendment to IFRS16, Leases, Covid-19-Related Concessions, and has applied the practical expedient introduced by the Amendment to all eligible rent concessions received by the Group during the year ended June 30, 2020.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

15 Intangible assets

Software
Cost:	RMB’000
At July 1, 2018	32,701
Purchases	28,800
Disposals	(647)
Transfer of assets held for sale	(1,609)
Exchange adjustments	63

At June 30, 2019	59,308

Purchases	36,304
Exchange adjustments	(45)

At June 30, 2020	95,567

Accumulated amortization:
At July 1, 2018	(1,223)
Charge for the year	(7,977)
Written off on disposal	105
Transfer of assets held for sale	45
Exchange adjustments	(10)

At June 30, 2019	(9,060)

Charge for the year	(17,071)
Exchange adjustments	16

At June 30, 2020	(26,115)

Impairment:
At July 1, 2018	—
Charge for the year	(369)
Exchange adjustments	(3)

At June 30, 2019	(372)

Charge for the year	—
Exchange adjustments	11

At June 30, 2020	(361)

Net book value:
At June 30, 2019	49,876

At June 30, 2020	69,091

16 Other investments

	As at June 30,
	2019	2020
	RMB’000	RMB’000
Financial assets measured at FVTPL
- Investments in financial products	245,714	—
- Investment in an asset management scheme	110,551	—

	356,265	—

As at June 30, 2019, the Group invested in certain financial products managed by the banks in the PRC, which include the following:

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

16 Other investments (continued)

•

Financial products with an aggregate principal amount of RMB132,800,000, which are redeemable on demand. The underlying investment portfolio of these financial products mainly include money market instruments and other financial instruments with fixed return. Among these financial products, principal amount of RMB82,800,000 is guaranteed to be fully recovered while RMB50,000,000 is not guaranteed. Return of investment in these financial products is not guaranteed; and

•

Financial products with an aggregate principal amount of RMB112,000,000, which are with an original maturity of less than one year and with principal guaranteed. Return of these investments are calculated at floating rates which are determined by reference to LIBOR.

Fair values of the above investments in financial products as at June 30, 2019 are estimated to be RMB245,714,000. As of June 30, 2020, investments in the above financial products have been redeemed.

The Group also invested in an asset management scheme (“Scheme”) which was established solely for MINISO Guangzhou and managed by an asset management company in the PRC for a period of one year starting from the date of establishment on April 22, 2019 (“Investment Period”). Pursuant to the agreement, the Scheme is designated to make investments in debt securities, while the principal and return of the investment are not guaranteed. The initial investment amount is required to be not less than RMB10,000,000 and the accumulated investment amount as of June 30, 2019 was RMB110,000,000. The Investment Period is allowed to be early terminated or extended upon agreement on both parties. Partial redemption is permitted during the investment period if the remaining net asset value after the redemption will not be less than RMB10,000,000. The fair value of the investment in the Scheme as of June 30, 2019 was estimated to be RMB110,551,000.

On June 22, 2020, the Group agreed with the asset management company to terminate the Scheme and redeemed the accumulated investments under the Scheme with principal amount of RMB120,000,000.

Information about the Group’s exposure to credit and market risks, and fair value measurement, is included in Note 28.

17 Inventories

	As at June 30,
	2019	2020
	RMB’000	RMB’000
Finished goods	1,303,848	1,390,312
Low-value consumables	5,109	5,362

	1,308,957	1,395,674

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

17 Inventories (continued)

(a) The analysis of the amount of inventories recognized as an expense and included in profit or loss is as follows:

	For the year ended June 30,
	2019	2020
	RMB’000	RMB’000
Carrying amount of inventories sold	6,793,986	6,178,145
Write-down of inventories	89,945	68,343

Cost of inventories recognized in consolidated statements of profit or loss	6,883,931	6,246,488

18 Trade and other receivables

		As at June 30,
	Note	2019	2020
		RMB’000	RMB’000
Current
Trade receivables		409,059	329,875
Less: loss allowance	28(a)	(91,726)	(43,183)

Trade receivables, net of loss allowance		317,333	286,692
Amounts due from related parties	30(c)	140,659	14,065
Miscellaneous expenses paid on behalf of franchisees		112,588	197,473
Value-added tax (“VAT”) recoverable		98,805	49,687
Rental deposits		57,925	63,882
Prepayments for inventories		30,927	65,502
Others		72,514	52,588

		830,751	729,889

All of trade and other receivables classified as current portion are expected to be recovered or recognized as expense within one year.

Trade debtors are due within 30 to 180 days from the date of revenue recognition for domestic and overseas customers respectively. Further details on the Group’s credit policy and credit risk arising from trade debtors are set out in Note 28(a).

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

19 Cash and cash equivalents

Cash and cash equivalents comprise:

	As at June 30,
	2019	2020
	RMB’000	RMB’000
Cash on hand	609	479
Cash at bank	1,535,671	2,853,501
Cash equivalents	10,000	—

Cash and cash equivalents as presented in the consolidated statements of financial position	1,546,280	2,853,980

Cash and cash equivalents of discontinued operations	139,938	—

Cash and cash equivalents as presented in the consolidated statements of cash flows	1,686,218	2,853,980

20 Restricted cash

	As at June 30,	As at June 30,
	2019	2020
	RMB’000	RMB’000
Restricted cash	8,917	7,056

Restricted cash represents cash held in an escrow bank account in the PRC with designated usage of settlement with franchisees.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

21 Cash flow information

(a) Reconciliation of loss for year to cash generated from operations:

		For the year ended June 30,
	Note	2019	2020
		RMB’000	RMB’000
Loss for the year		(294,409)	(260,176)
Less: Loss from discontinued operations for the year		303,830	130,045

Profit / (loss) from continuing operations for the year		9,421	(130,131)

Adjustments for:
Interest on lease liabilities	10	22,845	26,117
Depreciation and amortization	8	191,778	268,669
Interest on loans and borrowings	10	2,364	5,221
Interest income	10	(7,311)	(25,608)
Investment income from other investments	9	(1,348)	(26,387)
Net change in fair value of other investments	9	(1,465)	1,465
Losses on disposal of property, plant and equipment and intangible assets	9	1,611	2,526
Impairment loss on non-current assets		27,542	36,844
Unrealized foreign exchange gain		(8,844)	6,064
Effect of lease contract cancellation		(839)	657
Fair value changes of paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights		709,780	680,033
Equity-settled share-based payment expenses	8	122,058	364,380
Income tax	11(a)	279,583	210,949

Changes in working capital:
Inventories		(392,824)	(86,717)
Trade and other receivables		83,656	(120,235)
Contract liabilities		119,048	(29,033)
Trade and other payables		509,851	50,310
Restricted cash		(6,262)	1,861

Cash generated from operations		1,660,644	1,236,985

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

21 Cash flow information (continued)

(b) Reconciliation of liabilities arising from financing activities:

	Loans and borrowings	Paid-in capital subject to redemption and other preferential rights	Interest payable	Lease liabilities	Other payables	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Note 22			Note 24
At July 1, 2018	21,228	—	674	460,679	—	482,581

Changes from financing cash flows:
Proceeds from the issue of paid-in capital subject to redemption and other preferential rights	—	991,514	—	—	—	991,514
Proceeds from loans and borrowings	1,375	—	—	—	—	1,375
Repayment of loans and borrowings	(14,795)				—	(14,795)
Interest of loans and borrowings paid	—	—	(1,383)	—	—	(1,383)
Payment of capital element and interest element of lease liabilities	—	—	—	(166,781)	—	(166,781)
Payments for acquisition of subsidiaries	—	—	—	—	(122,923)	(122,923)

Total changes from financing cash flows	(13,420)	991,514	(1,383)	(166,781)	(122,923)	687,007

Exchange adjustments	252	—	—	9,042	—	9,294
Other changes:
Transfer of liabilities directly associated with the assets held for sale	—	—	—	(41,055)	—	(41,055)
Fair value changes of paid-in capital subject to redemption and other preferential rights	—	709,780	—	—	—	709,780
Increase in lease liabilities from entering into new leases during the year	—	—	—	228,324	—	228,324
Decrease in lease liabilities from derecognition	—	—	—	(16,484)	—	(16,484)
Increase in interest expenses	—	—	2,364	22,845	—	25,209
Increase in payable in connection with acquisition of subsidiaries under common control	—	—	—	—	133,394	133,394

Total other changes	—	709,780	2,364	193,630	133,394	1,039,168

At June 30, 2019	8,060	1,701,294	1,655	496,570	10,471	2,218,050

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

21 Cash flow information (continued)

	Loans and borrowings	Paid-in capital subject to redemption and other preferential rights	Interest payable	Lease liabilities	Other payables	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Note 22			Note 24
At July 1, 2019	8,060	1,701,294	1,655	496,570	10,471	2,218,050

Changes from financing cash flows:
Proceeds from loans and borrowings	410,734	—	—	—	—	410,734
Repayment of loans and borrowings	(2,889)	—	—	—	—	(2,889)
Interest of loans and borrowings paid	—	—	(6,266)	—	—	(6,266)
Payment of capital element and interest element of lease liabilities	—	—	—	(193,827)	—	(193,827)
Payments for acquisition of subsidiaries under common control	—	—	—	—	(10,471)	(10,471)

Total changes from financing cash flows	407,845	—	(6,266)	(193,827)	(10,471)	197,281

Exchange adjustments	484	—	—	(9,939)	—	(9,455)
Other changes:
Fair value changes of redeemable shares with other preferential rights	—	680,033	—	—	—	680,033
Increase in lease liabilities from entering into new leases during the year	—	—	—	298,516	—	298,516
Decrease in lease liabilities from derecognition	—	—	—	(14,463)	—	(14,463)
Increase in interest expenses	—	—	5,221	26,117	—	31,338

Total other changes	—	680,033	5,221	310,170	—	995,424

At June 30, 2020	416,389	2,381,327	610	602,974	—	3,401,300

(c) Total cash out flow for leases:

	For the year ended June 30,
	2019	2020
	RMB’000	RMB’000
Within operating cash flows	(28,852)	(32,007)
Within financing cash flows	(166,781)	(193,827)

	(195,633)	(225,834)

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

21 Cash flow information (continued)

(d) Non-cash transactions

Non-cash transactions incurred during the year ended June 30, 2019 mainly comprised the following:

(i)	Capital injection in a subsidiary amounting to RMB24,259,000 by way of capitalization of other payables

(ii)	Waived liabilities in a subsidiary amounting to RMB19,270,000 recognized as addition of additional paid-in capital and non-controlling interests

(iii)	Deemed distribution to equity shareholders as described in Note 26(c)

22 Loans and borrowings

(a) The analysis of the carrying amount of loans and borrowings is as follows:

		As at June 30,
	Note	2019	2020
		RMB’000	RMB’000
Non-current liabilities
Unsecured bank loans	(i)	—	9,777
Borrowings from non-controlling interest shareholders	(ii)	5,310	5,430

		5,310	15,207

Current liabilities
Unsecured bank loans	(iii)	—	400,000
Other borrowings		2,750	1,182

		2,750	401,182

(i)

In April 2020, under the rules issued by the U.S. Small Business Administration (SBA) implementing the Paycheck Protection Program under Division A, Title I of the Coronavirus Aid, Relief, and Economic Security Act (the “Paycheck Protection Program Rule”), the subsidiaries in the U.S. obtained unsecured bank loans with an aggregated amount of US$1,381,000 (equivalent to RMB9,777,000 on June 30, 2020). The loans bear an interest rate of 0.98% per annum with a term of 2 years and will expire in April 2022. Under the Paycheck Protection Program Rule, loan forgiveness will be provided for documented payroll costs and covered rent payments and utilities that qualify SBA requirements. As of June 30, 2020, the Group had not yet qualified for the loan forgiveness.

(ii)

The long-term borrowings outstanding as at June 30, 2019 and 2020 represented two loans obtained from non-controlling interests shareholders with principal amounts of IDR10,600,000,000 (equivalent to RMB5,172,000 and RMB5,289,000 on June 30, 2019 and 2020 respectively) and USD20,000 (equivalent to RMB138,000 and RMB141,000 on June 30, 2019 and 2020 respectively) respectively and bearing interest rates of nil and 9% per annum, respectively. The two loans were with a term of 5 years and will expire in April and December 2022, respectively.

(iii)	The unsecured bank loans outstanding as at June 30, 2020 under current liabilities included the following three loans:

•	An unsecured loan of RMB50,000,000 obtained from a bank in the PRC on December 17, 2019, with a term of 1 year and bearing an interest rate of 4.15% per annum;

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

22 Loans and borrowings (continued)

•	An unsecured loan of RMB150,000,000 obtained from a bank in the PRC on March 16, 2020, with maturity date at September 12, 2020 and bearing an interest rate of 3.70% per annum; and

•

An unsecured loan of RMB200,000,000 obtained from a bank in the PRC on February 28, 2020, with a term of 1 year and bearing an interest rate of 3.85% per annum. The loan was subject to the fulfilment of covenants relating to certain financial ratios of MINISO Guangzhou. As of June 30, 2020, MINISO Guangzhou did not meet certain financial ratios and the loan has become repayable on demand.

All of these three loans have been fully repaid in July 2020.

Information about the Group’s exposure to interest rates, foreign currency and liquidity risks is included in Note 28.

(b) Terms and repayment schedule

At the end of reporting periods, the loans and borrowings were repayable as follows:

	As at June 30,
	2019	2020
	RMB’000	RMB’000
Within 1 year or on demand	2,750	401,182

After 1 year but within 2 years	—	15,066
After 2 years but within 5 years	5,310	141

	5,310	15,207

	8,060	416,389

23 Trade and other payables

	As at June 30,
	2019	2020
	RMB’000	RMB’000
Trade payables	591,342	483,278
Payroll payable	45,931	38,363
Accrued expenses	43,615	108,351
Other taxes payable	16,622	39,936
Deposits	1,527,852	1,655,763
Amount due to related parties (Note 30(c))	27,823	17,664
Others	110,554	76,440

	2,363,739	2,419,795

Information about the Group’s exposure to currency and liquidity risks is included in Note 28.

The credit period granted by the suppliers is 30 to 60 days.

Deposits received from suppliers, distributors and franchisees might be repayable to suppliers, distributors and franchisees after more than one year. All of the other trade payables, other payables, accruals and amounts due to related parties or franchisees are expected to be settled within one year or are repayable on demand.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

24 Lease liabilities

The following table shows the remaining contractual maturities of the Group’s lease liabilities at the end of the reporting periods:

	As at June 30, 2019
	Present value of the minimum lease payments	Total minimum lease payments
	RMB’000	RMB’000
Within 1 year	186,737	190,721

After 1 year but within 2 years	129,998	138,830
After 2 years but within 5 years	153,324	176,095
After 5 years	26,511	35,624

	309,833	350,549

	496,570	541,270

Less: total future interest expenses		(44,700)

Present value of lease liabilities		496,570

	As at June 30, 2020
	Present value of the minimum lease payments	Total minimum lease payments
	RMB’000	RMB’000
Within 1 year	224,080	228,249

After 1 year but within 2 years	157,899	168,804
After 2 years but within 5 years	176,028	202,826
After 5 years	44,967	60,748

	378,894	432,378

	602,974	660,627

Less: total future interest expenses		(57,653)

Present value of lease liabilities		602,974

25 Paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights

Pursuant to the share subscription agreement and the shareholders agreement (the “Prior Shareholders Agreements”) entered into on September 29, 2018, two investors, HH SPR-XIV HK Holdings Limited (“Hillhouse”), Tencent Mobility Limited and Easy Land Limited (together as “Tencent”) each acquired 5.3763% equity interests in MINISO Guangzhou at a consideration of USD72,683,000 (equivalent to RMB 491,514,000) and RMB500,000,000 respectively (collectively “Original Issue Price”). The transaction was closed on December 27, 2018. The equity interests held by Hillhouse and Tencent, collectively “Investor Shareholders”, include certain redemption and other preferential rights as set forth below.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

25 Paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights (continued)

(a) Redemption rights

Investor Shareholders could require the Founders to redeem all or any of their equity interests, upon the occurrence of any of the following redemption events:

(1)	any material violation of laws or regulations by the Founders, MINISO Guangzhou or any of its subsidiaries;

(2)	any shareholder that is not an Investor Shareholder requests a redemption by MINISO Guangzhou and / or the Founders;

(3)	MINISO Guangzhou fails to meet the applicable listing conditions of a qualified stock exchange and fails to consummate a qualified IPO by the 7th anniversary of December 27, 2018;

(4)	MINISO Guangzhou fails to consummate a qualified IPO by the 7th anniversary of the December 27, 2018 due to reasons other than those listed in (3) above;

(5)

MINISO Guangzhou has satisfied the applicable listing conditions of a qualified stock exchange but MINISO Guangzhou failed to initiate the listing application process within three months upon any Investor Shareholders’ request;

(6)	MINISO Guangzhou fails to consummate a reorganization within the timeline agreed in a separate agreement;

(7)

MINISO Guangzhou or any of its subsidiaries has suffered severe difficulties in the operation of the business caused by the Founders (including but not limited to any operating risk suffered by any other business that any Founder directly or indirectly operates); or

(8)	material adverse changes in applicable law have caused severe difficulties in the operation of the business of MINISO Guangzhou or any of its subsidiaries.

The redemption price shall be equal to the higher of (i) or (ii) below: (i) the applicable investment amounts, plus declared and unpaid dividends, and plus an amount that would give Investor Shareholders a simple non-compounded interest equal to the redemption return rate on the applicable investment amounts calculated from December 27, 2018 up until the date of receipt by such holders of the full redemption amount thereof, and (ii) the fair market value of respective equity interests held by the Investor Shareholders as of the date of redemption notice.

Upon exercise of the redemption rights under redemption events (2), (3) and (8), the redemption return rate is 10% per annum. Upon exercise of the redemption rights under redemption events (1) and (4) to (7), the redemption return rate is 25% per annum.

The redemption rights held by the Investor Shareholders shall terminate immediately after the consummation of a qualified IPO.

(b) Liquidation preferences

In the event of a liquidation, dissolution or winding up of MINISO Guangzhou, or in the event of any deemed liquidation events as set out below, Investor Shareholders shall be entitled to receive, prior and in preference to distribution of any of the assets or surplus funds of MINISO Guangzhou to any shareholder that is not an Investor Shareholder, the amount equal to the higher of (i) or (ii) below: (i) the applicable investment amounts, plus declared and unpaid dividends, plus an amount that would give Investor Shareholders a simple non-compounded interest of 10% per annum on the applicable investment amounts calculated from December 27,

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

25 Paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights (continued)

2018 up until the date of receipt by such holders of the full liquidation preference amount thereof, and (ii) the fair market value of respective equity interests held by the Investor Shareholders as of the notice date of exercise of liquidation preferences. The shareholders other than Investor Shareholders shall procure that distributions to Investor Shareholders be made in the above manners.

Deemed liquidation events include (i) any transaction or series of transactions, whether by merger, reorganization, sale or issuance of equity or other arrangements which would result in a change of controlling shareholders of MINISO Guangzhou (ii) a disposition of all or substantially all of the assets of MINISO Guangzhou and its subsidiaries, including intangible assets.

The liquidation preferences held by the Investor Shareholders shall terminate immediately after the consummation of a qualified IPO.

The Group classified these paid-in capital subject to redemption with other preferential rights as financial liabilities at fair value through profit or loss with the changes in the fair value recorded in the consolidated statement of profit or loss for the year ended June 30, 2019.

During the Reorganization as discussed in Note 1, the Company was established as the new holding company of the Group. As part of the Reorganization, Hillhouse and Tencent fully withdrew their investments from MINISO Guangzhou and re-invested the same amount in the Company and became the shareholders of the Company in February 2020. The Prior Shareholders Agreements of MINISO Guangzhou was superseded in its entirety by a new share subscription agreement and a new shareholders agreement (the “New Shareholders Agreements”), under which Hillhouse and Tencent each subscribed 58,833,418 Series A preferred shares in the Company and each hold 5.3763% shares in the Company. The substantial rights and obligations in respect of the Series A preferred shares held by Hillhouse and Tencent, including the redemption rights and liquidation preferences, remained substantially consistent under the Prior Shareholders Agreement and the New Shareholders Agreements, except that the redemption obligation changed from the Founders to the Company. The redemption and other preferential rights of the Series A preferred shares are set forth below.

(a) Redemption rights

Investor Shareholders could require the Company to redeem all or any of their equity interests, upon the occurrence of any of the following redemption events:

(1)	any material violation of laws or regulations by the Founders, or any of the Group companies;

(2)	any shareholder that is not an Investor Shareholder requests a redemption by the Company and / or the Founders;

(3)	the Company fails to meet the applicable listing conditions of a qualified stock exchange and fails to consummate a qualified IPO by the 7th anniversary of December 27, 2018;

(4)	the Company fails to consummate a qualified IPO by the 7th anniversary of the December 27, 2018 due to reasons other than those listed in (3) above;

(5)

the Company has satisfied the applicable listing conditions of a qualified stock exchange, but the Company failed to initiate the listing application process within three months upon any Investor Shareholders’ request;

(6)

any Group companies suffered severe difficulties in the operation of the business caused by the Founders (including but not limited to any operating risk suffered by any other business that any Founder directly or indirectly operates); or

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

25 Paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights (continued)

(7)	material adverse changes in applicable law have caused severe difficulties in the operation of the business of any Group companies.

The redemption price shall be equal to the higher of (i) or (ii) below: (i) the applicable Original Issue Price, plus declared and unpaid dividends, and plus an amount that would give Investor Shareholders a simple non-compounded interest equal to the redemption return rate on the applicable Original Issue Price calculated from the original issue date (i.e. December 27, 2018) up until the date of receipt by such holders of the full redemption amount thereof, and (ii) the fair market value of respective Series A Preferred Shares held by the Investor Shareholders as of the date of redemption notice.

Upon exercise of the redemption rights under redemption events (2), (3) and (7), the redemption return rate is 10% per annum. Upon exercise of the redemption rights under redemption events (1) and (4) to (6), the redemption return rate is 25% per annum.

The redemption rights held by the Investor Shareholders shall terminate immediately after the consummation of a qualified IPO.

(b) Liquidation preferences

In the event of a liquidation, dissolution or winding up of the Company, or in the event of any deemed liquidation events as set out below, Investor Shareholders shall be entitled to receive, prior and in preference to distribution of any of the assets or surplus funds of the Company to any shareholder that is not an Investor Shareholder, the amount equal to the higher of (i) or (ii) below: (i) the applicable Original Issue Price, plus declared and unpaid dividends, plus an amount that would give Investor Shareholders a simple non-compounded interest of 10% per annum on the applicable Original Issue Price calculated from the original issue date (i.e. December 27, 2018) up until the date of receipt by such holders of the full liquidation preference amount thereof, and (ii) the fair market value of respective Series A Preferred Shares held by the Investor Shareholders as of the notice date of exercise of liquidation preferences. The shareholders other than Investor Shareholders shall procure that distributions to Investor Shareholders be made in the above manners.

Deemed liquidation events include (i) any transaction or series of transactions, whether by merger, reorganization, sale or issuance of equity or other arrangements which would result in a change of controlling shareholders of the Company (ii) a disposition of all or substantially all of the Group companies as a whole, or (iii) a sale or exclusive licensing of all or substantially all of the intellectual property owned by the Group companies as a whole.

The liquidation preferences held by the Investor Shareholders shall terminate immediately after the consummation of a qualified IPO.

The redemption and other preferential rights included in the Series A preferred shares of the Company held by Hillhouse and Tencent are considered as a continuation of the redemption and other preferential rights included in the equity interests in MINISO Guangzhou held by Hillhouse and Tencent, since there were no significant changes in the economic substance of the redemption and preferential rights, except that the redemption obligation changed from the Founders to the Company. The Group classified these redeemable shares with other preferential rights as financial liabilities at fair value through profit or loss with the changes in the fair value recorded in the consolidated statement of profit or loss for the year ended June 30, 2020.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

25 Paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights (continued)

The movement of paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights during the reporting periods presented is set out as below:

RMB’000
At July 1, 2018	—
Addition	991,514
Changes in fair value	709,780

At June 30, 2019	1,701,294

Changes in fair value	680,033

At June 30, 2020	2,381,327

The Group has used the discounted cash flow method to determine the underlying share value of MINISO Guangzhou and the Company, and adopted equity allocation model to determine the fair value of paid-in capital subject to redemption and other preferential rights and redeemable shares with other preferential rights as of the date of issuance and at the end of each reporting period.

Key valuation assumptions used to determine the fair value of the paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights are as follows:

	December 27,	June 30,	June 30,
	2018	2019	2020
Weighted average cost of capital	15.2%	13.6%	12.7%
Risk-free interest rate	3.0% - 3.3%	2.9% -3.2%	1.9% - 2.7%
Discount for lack of marketability (“DLOM”)	31.3%	9.0%	8.5%
Expected volatility	33.8%	32.2% - 34.2%	35.7% - 53.0%

Discount rate (post-tax) was estimated by weighted average cost of capital as of each valuation date. The Group estimated the risk-free interest rate based on the yield of US Government Bond with maturity life close to the QPO timing as of valuation date plus country risk spread. The DLOM was estimated based on restricted shares study or the option-pricing method. Under option-pricing method, the cost of put option, which can hedge the price change before the private held share can be sold, was considered as a basis to determine the lack of marketability discount. Under equity allocation model, volatility was estimated based on annualized standard deviation of daily stock price return of comparable companies for a period from the respective valuation dates and with similar span as time to expected event dates. Probability weight under each of the redemption rights and liquidation preferences was based on the Group’s best estimates. In addition to the assumptions adopted above, projections of future performance were also factored into the determination of the fair value of paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights on each valuation date.

Changes in fair value of paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights were recorded in “fair value changes of paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights”. Management considered that fair value changes that are attributable to changes of credit risk of this liability are not significant.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

26 Capital and reserves

(a) Share capital and additional paid-in capital

As discussed in Note 1.2, Since the Company did not exist prior to June 30, 2019, the registered capital of the companies now comprising the Group are included in additional paid-in capital in the consolidated statement of financial position as of June 30, 2019.

The Company was incorporated on January 7, 2020 as part of the Reorganization. In January 2020, the Company issued 976,634,771 ordinary shares with a par value of US$0.00001 per share, among which 865,591,398 shares represented ordinary shares outstanding of the Company and 111,043,373 shares were recognized as treasury shares (see Note 26(b)(v)). These shares rank pari passu in all respects with the ordinary shares in issue.

The aggregated par value of ordinary shares outstanding amounted to US$8,656 (equivalent to RMB69,000) and was recognized as share capital of the Company. The excess of capital injections made by the equity shareholders over the par value was credited to the additional paid-in capital.

(b) Nature and purposes of reserves

(i) Merger reserve

As discussed in Note 1.2, during the year ended June 30, 2019, as part of the Reorganization, MINISO HK acquired the equity interests of the Overseas Entities, which were under the common control of the Controlling Shareholders, at an aggregate consideration of RMB133,394,000. The difference of RMB128,868,000 between the consideration paid and the paid-in capital acquired was recognized as merger reserve.

(ii) Translation reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations.

(iii) Share-based payment reserve

The share-based payment reserve represents the portion of the grant date fair value of restricted shares and share options granted to the key management personnel and employees of the Group that has been recognized in accordance with the accounting policy adopted for share-based payments in Note 2(n)(iii).

(iv) PRC statutory reserve

PRC statutory reserves are established in accordance with the PRC Company Law and the Articles of Association of the subsidiaries which are established in the PRC. The subsidiary being an equity joint venture with foreign investment, transfers certain percentages of the net profit to a statutory surplus reserve at the discretion of its board of directors. The subsidiaries being wholly foreign-owned enterprise or wholly domestic-owned enterprises, are required to allocate at least 10% of its net profits to a statutory surplus reserve. The transfer to this reserve must be made before distribution of dividends to equity shareholders can be made.

PRC statutory reserve can be used to make good previous years’ losses, if any, and may be converted into capital in proportion to their existing equity holdings, provided that the balance of the statutory surplus reserve after such transfer is not less than 25% of the registered capital.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

26 Capital and reserves (continued)

(v) Treasury shares

In August 2018, MINISO Guangzhou issued RMB15,863,000 registered capital to four PRC entities (“special purpose vehicles”), which together held the shares under the 2018 Share Award Scheme (see Note 27). As of June 30, 2019, total considerations received from the four special purpose vehicles were RMB8,694,000, which were credited to additional paid-in capital.

As MINISO Guangzhou has the power to govern the relevant activities of the four special purpose vehicles and can derive benefits from the contributions of the employees who were awarded with the shares under 2018 Share Award Scheme, the four special purpose vehicles were consolidated.

As discussed in Note 1 and Note 27(a), as part of the Reorganization, the 2018 Share Award Scheme adopted by MINISO Guangzhou was replaced by the 2020 Share Award Scheme adopted by the Company on January 7, 2020. The Company issued 111,043,373 ordinary shares at par value of USD0.00001 each to twelve entities incorporated in the BVI (“new special purpose vehicles”), which together held the shares under the 2020 Share Award Scheme (see Note 27(a)). The new special purpose vehicles are considered as a continuation of the original special purpose vehicles. As the Company has the power to govern the relevant activities of the twelve new special purpose vehicles and can derive benefits from the contributions of the employees who were awarded with the shares under the 2020 Share Award Scheme, the twelve new special purpose vehicles were consolidated and the ordinary shares issued to these special purposed vehicles are treated as treasury shares until they are granted to employees and become vested.

Additional considerations of RMB10,699,000 were received from the new special purpose vehicles during the year ended June 30, 2020, which were credited to additional paid-in capital.

(c) Deemed distribution

Upon the completion of the reorganization of the China Business on December 1, 2018, the assets and liabilities of the predecessor entity amounting to RMB493,860,000 that were not transferred to the Group and retained by the predecessor entity. Such assets and liabilities were treated as deemed distribution to the equity shareholders and were excluded from the consolidated statement of financial position of the Group since then.

(d) Capital management

The Group defines “capital” as including all components of equity and paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights. The Group’s policy is to maintain a strong capital base to maintain investors, creditors and market confidence and to sustain future development of the business. There were no changes in the Group’s approach to capital management during the year. The Group is not subject to any externally imposed capital requirements.

(e) Dividends

No dividends have been declared or paid by the companies now comprising the Group to its equity shareholders during the year ended June 30, 2019.

Dividends of RMB330,336,000 were declared by MINISO Guangzhou and were fully paid in December 2019.

No dividend has been paid or declared by the Company since its incorporation.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

27 Equity settled share-based payments

The Group has adopted two share-based compensation plans, namely, the 2018 Share Award Scheme, which was subsequently replaced by the 2020 Share Award Scheme, and the 2020 Option Plan.

(a) The 2018 and 2020 Share Award Scheme:

In August 2018, MINISO Guangzhou adopted a share award scheme (the “2018 Share Award Scheme”) with the purpose of attracting, motivating, retaining and rewarding certain key management personnel and employees of the Group. Under the 2018 Share Award Scheme, restricted shares of MINISO Guangzhou may be awarded to selected employees (the “Selected Employees”).

Unless terminated earlier by the board of directors, the 2018 Share Award Scheme will be valid and effective for a term of 10 years starting on August 24, 2018. The aggregate nominal value of the shares awarded under the 2018 Share Award Scheme shall not exceed 11.37% of the registered capital of MINISO Guangzhou at August 24, 2018, which are converted into 15,863,339 restricted shares in total and each restricted share is equivalent to RMB1 of the paid-in capital of MINISO Guangzhou. Upon completion of Investor Shareholders’ acquisition of equity interests in MINISO Guangzhou (see Note 25), the above upper limit of aggregate nominal value of the shares awarded changed to 10.15% of the registered capital of MINISO Guangzhou.

On August 27, 2018, the board of directors of MINISO Guangzhou approved the grant of 12,130,664 restricted shares to selected employees at an exercise price of RMB1.79 per share. According to the scheme, 40% of these restricted shares were immediately vested on the grant date, 30% would vest on the 1st anniversary of the grant date and the remaining 30% would vest on the 2nd anniversary of the grant date, on the condition that employees remain in service without any performance requirements (“Specified Service Period”). In addition, if the employees leave the Group before the consummation of a qualified initial public offering (“IPO”) of MINISO Guangzhou, the awarded shares will be forfeited. The forfeited shares will be purchased back by a shareholder designated by MINISO Guangzhou at the original exercise price, and if applicable, plus 10% per annum interest, and could be reallocated in the subsequent grants at the discretion of MINISO Guangzhou. That is, the actual length of vesting period of the restricted shares is subject to an IPO condition. The Group considered that an IPO was probable to incur after the Specified Service Period and recognized the share compensation expenses over the estimated actual vesting period, which is based on an estimate of when an IPO will incur.

The 2018 Share Aware Scheme was administered by four special purpose vehicles, which were consolidated (see Note 26(b)(v)).

Dividends of RMB19,664,000 related to unvested shares were declared by MINISO Guangzhou and were paid in December 2019. These non-forfeitable dividends paid during the unvested period were recognized as employee compensation expenses in the consolidated statement of profit or loss during the year ended June 30, 2020 (see Note 8(i)).

During the Reorganization as discussed in Note 1, the Company was established as the new holding company of the Group. As part of the Reorganization, the 2018 Share Award Scheme adopted by MINISO Guangzhou was replaced in its entirety by a share award scheme adopted by the Company on January 7, 2020 (the “2020 Share Award Scheme”), pursuant to which the restricted shares of MINISO Guangzhou granted to the previous Selected Employees were replaced by the restricted shares of the Company awarded to the same Selected Employees. The terms of the restricted shares of the Company granted to the same Selected Employees are substantially consistent with the 2018

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

27 Equity settled share-based payments (continued)

Share Award Scheme, except that Specified Service Period of the remaining 30% restricted shares held by the employees other than key management personnel was extended as one-third (1/3) of the 30% restricted shares would vest on each of the 2nd, 3rd and 4th anniversary of the original grant date, respectively (“Extended Specified Service Period”). The IPO condition remained unchanged. The Extended Specified Service Period is not beneficial to employees. The Group considered that an IPO was probable to incur and recognized the share compensation expenses over the estimated actual vesting period, which is based on the estimate of when an IPO will incur or the Specified Service Period, whichever is longer.

The 2020 Share Aware Scheme was administered by twelve new special purpose vehicles, which were consolidated (see Note 26(b)(v)).

Unless terminated earlier by the board of directors, the 2020 Share Award Scheme will be valid and effective for a term of 103 months starting on January 7, 2020.

To give the participants the same proportion of the share capital of the Company as that they were entitled to before the replacement of the 2018 Share Award Scheme, each restricted share under the 2018 Share Award Scheme, which is equivalent to RMB1 of the paid-in capital of MINISO Guangzhou, were split into 7 restricted shares of the Company (“restricted share split”). Hence, under the 2020 Share Award Scheme, the aggregate number of shares awarded shall not exceed 111,043,373 shares, representing 10.15% of share capital of the Company. Pro-rata adjustments have also been made to the exercise price per share of awarded shares of the Company, which was adjusted to be USD0.036 per share accordingly.

Movements in the number of restricted shares granted to employees and the respective weighted-average grant date fair value are as follows:

	Number of restricted shares	Weighted- average exercise price per restricted share		Weighted- average grant date fair value per restricted share
Outstanding as of July 1, 2018	—		—	—
Granted during the year	12,130,664	RMB	1.79	53.67
Forfeited during the year	—		—	—

Outstanding as of June 30, 2019	12,130,664	RMB	1.79	53.67

Vested as of June 30, 2019	—		—	—

Outstanding as of July 1, 2019	12,130,664	RMB	1.79	53.67
Granted during the year	—		—	—
Forfeited under the 2018 Share Award Scheme	(784,200)	RMB	1.79	53.67
Effect of restricted share split	68,078,784		—	—
Forfeited under the 2020 Share Award Scheme	(201,229)	USD	0.036	7.67

Outstanding as of June 30, 2020	79,224,019	USD	0.036	7.67

Vested as of June 30, 2020	—		—	—

The weighted-average remaining contract life for the outstanding restricted shares granted was 109 and 97 months as of June 30, 2019 and 2020, respectively.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

27 Equity settled share-based payments (continued)

The fair value of restricted shares per share and aggregate fair value of restricted shares at the date of grant were RMB53.67 and RMB651,053,000, respectively. The fair value of restricted shares at the grant date was determined by reference to the fair value of the equity interest of MINISO Guangzhou. The Group has used the discounted cash flow method to determine the underlying equity fair value of MINISO Guangzhou. Key assumptions used in determining the fair value are as follows:

Weighted average cost of capital	15.1%
Risk-free interest rate	3.0%
DLOM	31.3%
Expected volatility	N/A

Total compensation expense calculated based on the grant date fair value and the estimated forfeiture rate recognized in the consolidated statements of profit or loss for aforementioned share-based awards granted to the Group’s employees were RMB122,058,000 and RMB316,229,000.00 for the years ended June 30, 2019 and 2020, respectively.

The extension of Specified Service Period on January 7, 2020 was not beneficial to the employees and accordingly the Group has not taken the modification into account and continued to measure the compensation expense based on the original grant date fair value.

(b) The 2020 Option Plan

In January 2020, a share option scheme (the “2020 Option Plan”) was approved by the board of directors of the Company. Unless extra approval is made by the board of directors, the options will be exercisable only if option holder continues employment or provide services through each vesting date. Under the 2020 Option Plan, the aggregate number of shares for exercise of options shall not exceed 31,618,125 shares.

On January 16, 2020, the board of directors approved the grant of options to purchase an aggregate of 11,350,000 ordinary shares of the Company to certain employees of the Group at an exercise price of US$0.036 per share. Each of 20% of the options granted will vest on the 1st trading day following each of the 1st, 2nd, 3rd, 4th and 5th anniversary of the grant date, respectively, on the condition that employees remain in service without any performance requirements. The options lapse on the tenth anniversary of the grant date.

The option activities during years ended June 30, 2019 and 2020 are summarized as follows:

	Number of options	Weighted- average exercise price	Weighted- average grant date fair value
		US$ per share	US$ per share
Outstanding at July 1, 2018 and June 30, 2019	—	—	—

Outstanding at July 1, 2019	—	—	—
Granted	11,035,000	0.036	3.08
Forfeited	(21,000)	0.036	3.08

Outstanding at June 30, 2020	11,014,000	0.036	3.08

Exercisable at June 30, 2020	—	—	—

The fair value of options per share and aggregate fair value of options at the date of grant were US$3.08 and US$33,985,000 (equivalent to RMB233,841,000), respectively, and were determined

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

27 Equity settled share-based payments (continued)

using the binominal option-pricing model. Assumptions used in the binominal option-pricing model are presented below:

Risk-free interest rate	1.8%
Expected dividend yield	0%
Expected volatility	33.2%
Expected multiples	2.2 - 2.8
Contractual life	10 years

Total compensation expense calculated based on the grant date fair value and the estimated forfeiture rate recognized in the consolidated statements of income for the above options granted to the Group’s employees were nil and RMB48,151,000 for the years ended June 30, 2019 and 2020, respectively.

28 Financial risk management and fair values

Exposure to credit, liquidity, interest rate and currency risks arises in the normal course of the Group’s business. The Group’s exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below.

(a) Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. The Group’s credit risk is primarily attributable to trade and other receivables. The Group’s exposure to credit risk arising from cash and cash equivalents and restricted cash is limited because the counterparties are banks and financial institutions with high-credit-quality, for which the Group considers to have low credit risk.

Trade receivables

The Group’s trade receivables mainly derive from sales of goods to distributors. The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer rather than the industry or country in which the customers operate and therefore significant concentrations of credit risk primarily arise when the Group has significant exposure to individual customers. At June 30, 2019 and 2020, 26% and 33% of the total trade receivables were due from the Group’s five largest debtors, respectively.

Individual credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer’s past history of making payments when due and current ability to pay and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. Trade receivables are due within 30 to 180 days from the date of billing. Debtors with balances that are more than 6 months past due are requested to settle all outstanding balances before any further credit is granted. Normally, the Group does not obtain collateral from customers.

The Group measures loss allowances for trade receivables at an amount equal to lifetime ECLs, which is calculated using a provision matrix. As the Group’s historical credit loss experience does not indicate significantly different loss patterns for different customer segments, the loss allowance based on past due status is not further distinguished between the Group’s different customer bases.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

28 Financial risk management and fair values (continued)

The following table provides information about the Group’s exposure to credit risk and ECLs for trade receivables:

	As at June 30, 2019
	Expected loss rate	Gross carrying amount	Loss allowance
	%	RMB’000	RMB’000
Current (not past due)	1%	257,224	(3,087)
30 - 90 days past due	6%	39,949	(2,437)
91 - 270 days past due	12%	16,904	(1,995)
More than 270 days past due	50%	21,551	(10,776)

		335,628	(18,295)
Additional loss allowance due to specific consideration on a distributor		73,431	(73,431)

		409,059	(91,726)

	As at June 30, 2020
	Expected loss rate	Gross carrying amount	Loss allowance
	%	RMB’000	RMB’000
Current (not past due)	1%	149,162	(1,790)
30 - 90 days past due	6%	64,526	(3,923)
91 - 270 days past due	12%	70,088	(8,256)
More than 270 days past due	50%	33,771	(16,886)

		317,547	(30,855)
Additional loss allowance due to specific consideration on certain distributors		12,328	(12,328)

		329,875	(43,183)

Loss allowance of RMB73,431,000 for trade receivables from an overseas distributor was made during the year ended June 30, 2019 due to deterioration of financial status of the distributor. Such trade receivables and relevant loss allowance were fully written off during the year ended June 30, 2020.

Loss allowance of RMB12,328,000 for trade receivables from certain overseas distributors was made during the year ended June 30, 2020 due to deterioration of financial status of these distributors.

Expected loss rates are based on actual loss experience over the past 2 to 3 years. These rates are adjusted to reflect differences between economic conditions during the period over which the historic data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

28 Financial risk management and fair values (continued)

Movement in the loss allowance account in respect of trade receivables during the reporting periods presented is as follows:

RMB’000
Balance at July 1, 2018	(7,776)
Amounts written off during the year	—
Credit loss recognized during the year	(82,701)
Exchange adjustment	(1,249)

Balance at June 30, 2019	(91,726)

Amounts written off during the year	73,431
Credit loss recognized during the year	(24,239)
Exchange adjustment	(649)

Balance at June 30, 2020	(43,183)

The following significant changes in the gross carrying amounts of trade receivables contributed to the increase in the loss allowance during the year ended June 30, 2019:

•	origination of new trade receivables net of those settled resulted in an increase in loss allowance of RMB1,372,000;

•	increase in days past due over 30 days resulted in an increase in loss allowance of RMB9,147,000.

•	increase in loss allowance of RMB73,431,000 for trade receivables from an overseas distributor due to deterioration of financial status of the distributor.

The following significant changes in the gross carrying amounts of trade receivables contributed to the decrease in the loss allowance during the year ended June 30, 2020:

•	origination of new trade receivables net of those settled resulted in a decrease in loss allowance of RMB1,297,000;

•	increase in days past due over 30 days resulted in an increase in loss allowance of RMB 14,798,000.

•	Write-off of trade receivables due from an overseas distributor and relevant loss allowance of RMB73,431,000 upon its liquidation.

•	Increase in loss allowance of RMB11,387,000 for trade receivables due from certain overseas distributors due to deterioration of their financial condition.

The Group does not provide any guarantees which would expose the Group to credit risk.

Other receivables

As set out in Note 18, as at June 30, 2019, the Group has concentration of credit risk on amounts due from related parties, which was mainly comprised of amounts due from Mr. Ye Guofu, the controlling shareholder. In view of the financial capability of the controlling shareholder, the management of the Group does not consider there is a risk of default and does not expect any losses from non-performance by the controlling shareholder, and accordingly, no loss allowance was recognized in respect of the amounts due from controlling shareholder. The amount due from the controlling shareholder has been fully settled as of June 30, 2020.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

28 Financial risk management and fair values (continued)

In determining the ECL for remaining other receivables, the management of the Group has taken into account the historical default experience and forward-looking information, as appropriate. The management of the Group has assessed that other receivables have not had a significant increase in credit risk since initial recognition and risk of default is insignificant, and therefore, no provision for impairment of other receivables is considered necessary by management for the year presented.

(b) Liquidity risk

As at June 30, 2019 and 2020, the Group’s net current assets amounted to RMB1,265,740,000 and RMB1,676,956,000, respectively. Individual operating entities within the Group are responsible for their own cash management, including the short-term investment of cash surpluses and the raising of loans to cover expected cash demands, subject to approval by the board when the borrowings exceed certain predetermined levels of authority. The Group’s policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash, readily realizable marketable securities and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term.

The Group relies on the cash generated from operating activities as the main source of liquidity. For the years ended June 30, 2019 and 2020, the Group had net cash generated from operating activities of approximately RMB1,038,471,000 and RMB826,484,000, respectively. In addition, the management of the Group monitors the utilization of borrowings and ensures compliance with borrowing covenants, if any. As of June 30, 2020, the Group did not meet certain financial ratios relating to an unsecured bank loan of RMB200,000,000 and the loan had become repayable on demand (see Note 22(a)(iii)). The Group has early repaid the loan in full in July 2020. The Directors believe that the Group and the Company will have sufficient funds available from the operating activities to meet their financial obligations in the foreseeable future.

The following tables show the remaining contractual maturities at the end of the years presented of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contracted rates or, if floating, based on rates current at the end of the year presented) and the earliest date the Group can be required to pay.

	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years	Total	Carrying amount at June 30, 2019
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Trade and other payables	2,363,739	—	—	—	2,363,739	2,363,739
Loans and borrowings	2,763	12	5,327	—	8,102	8,060
Lease liabilities	190,721	138,830	176,095	35,624	541,270	496,570

	2,557,223	138,842	181,422	35,624	2,913,111	2,868,369

	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years	Total	Carrying amount at June 30, 2020
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Trade and other payables	2,419,795	—	—	—	2,419,795	2,419,795
Loans and borrowings	408,568	15,154	147	—	423,869	416,389
Lease liabilities	228,249	168,804	202,826	60,748	660,627	602,974

	3,056,612	183,958	202,973	60,748	3,504,291	3,439,158

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

28 Financial risk management and fair values (continued)

Details of the description of paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights are presented in Note 25.

(c) Interest rate risk

Interest-bearing financial instruments at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest risk, respectively. The Group determines the appropriate weightings of the fixed and floating rate interest-bearing instruments based on the current market conditions and performs regular reviews and monitoring to achieve an appropriate mix of fixed and floating rate exposure. The Group does not enter into financial derivatives to hedge interest rate risk.

(i) Interest rate profile

The following table details the interest rate profile of the Group’s loans and borrowings and cash and cash equivalents at the end of each reporting period presented:

	Interest rates %	As at June 30,	Interest rates %	As at June 30,
		2019		2020
		RMB‘000		RMB‘000
Fixed rate instrument:
Cash equivalents (Note 19)	1.79%	10,000	—	—
Loans and borrowings	0%~9.00%	(8,060)	0%~9.00%	(416,389)

		1,940		(416,389)

Variable rate instrument:
Cash at bank (Note 19)	0%~13.32%	1,535,671	0%~5.00%	2,853,501

		1,535,671		2,853,501

(ii) Sensitivity analysis

At June 30, 2019, it is estimated that a general increase / decrease of 100 basis points in interest rates, with all other variable held constant, would have decreased / increased the Group’s loss for the year and accumulated losses by approximately RMB11,518,000.

At June 30, 2020, it is estimated that a general increase / decrease of 100 basis points in interest rates, with all other variable held constant, would have decreased / increased the Group’s loss for the year and accumulated losses by approximately RMB23,883,000.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

28 Financial risk management and fair values (continued)

(d) Currency risk

The Group is exposed to currency risk primarily through sales and purchases which give rise to receivables, payables and cash balances that are denominated in a foreign currency, i.e. a currency other than the functional currency of the operations to which the transactions relate. The currencies giving rise to this risk are primarily United States dollars, Euros and Hong Kong Dollars. The Group manages this risk as follows:

(i) Exposure to currency risk

The following table details the Group’s exposure at the end of the reporting periods to currency risk arising from recognized assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate. For presentation purposes, the amounts of the exposure are shown in Renminbi, translated using the spot rate at the year-end date. Differences resulting from the translation of the financial statements of foreign operations into the Group’s presentation currency are excluded.

	Exposure to foreign currencies (Expressed in thousands of Renminbi)
	As at June 30, 2019
	United States Dollars	Euros	Hong Kong Dollars	Others
	RMB’000	RMB’000	RMB’000	RMB’000
Trade and other receivables	86,347	—	20	—
Cash and cash equivalents	245,592	3,349	428	457
Trade and other payables	(33,380)	(2,302)	(42,496)	(104)
Loans and borrowings	(138)	—	—	—

Net exposure arising from recognized assets and liabilities	298,421	1,047	(42,048)	353

	Exposure to foreign currencies (Expressed in thousands of Renminbi)
	As at June 30, 2020
	United States Dollars	Euros	Hong Kong Dollars	Others
	RMB’000	RMB’000	RMB’000	RMB’000
Trade and other receivables	11,036	800	629	—
Cash and cash equivalents	669,992	2,557	2,886	320
Trade and other payables	(15,026)	(5,468)	(29,241)	(1,233)
Loans and borrowings	(141)	—	—	—

Net exposure arising from recognized assets and liabilities	665,861	(2,111)	(25,726)	(913)

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

28 Financial risk management and fair values (continued)

(d) Currency risk

(ii) Sensitivity analysis

The following table indicates the instantaneous change in the Group’s profit after tax (and retained profits) and other components of consolidated equity that would arise if foreign exchange rates to which the Group has significant exposure at the end of each reporting period had changed at that date, assuming all other risk variables remained constant.

	As at June 30, 2019		As at June 30, 2020
	Increase/ (decrease) in foreign exchange rates	Effect on loss for the year and accumulated losses	Increase/ (decrease) in foreign exchange rates	Effect on loss for the year and accumulated losses
		RMB’000		RMB’000
United States Dollars	1%	2,780	1%	5,552
	(1)%	(2,780)	(1)%	(5,552)
Euros	1%	10	1%	(21)
	(1)%	(10)	(1)%	21
Hong Kong Dollars	1%	(420)	1%	(257)
	(1)%	420	(1)%	257
Others	1%	4	1%	(10)
	(1)%	(4)	(1)%	10

Results of the analysis as presented in the above table represent an aggregation of the instantaneous effects on each of the Group entities’ profit after tax and equity measured in the respective functional currencies, translated into Renminbi at the exchange rate ruling at the end of the reporting periods for presentation purposes.

The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments held by the Group which expose the Group to foreign currency risk at the end of the each reporting period, including inter-company payables and receivables within the Group which are denominated in a currency other than the functional currencies of the lender or the borrower. The analysis excludes differences that would result from the translation of the financial statements of foreign operations into the Group’s presentation currency.

(e) Fair value measurement

(i) Financial assets and liabilities measured at fair value

Fair value hierarchy

The following table presents the fair value of the Group’s financial instruments measured at the end of the year presented on a recurring basis, categorized into the three-level fair value hierarchy as defined in IFRS 13, Fair value measurement.

The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

•	Level 1 valuations: Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date

•

Level 2 valuations: Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

28 Financial risk management and fair values (continued)

•	Level 3 valuations: Fair value measured using significant unobservable inputs

The following table presents the Group’s financial assets that are measured at fair value at the end of each reporting date:

	Fair value at June 30,	Fair value measurements as at June 30, 2019 categorized into
	2019	Level 1	Level 2	Level 3
	RMB’000	RMB’000	RMB’000	RMB’000
Recurring fair value measurement
Assets:
—Other investments	356,265	—	356,265	—

Liabilities:
—Paid-in capital subject to redemption and other preferential rights	1,701,294	—	—	1,701,294

	Fair value at June 30,	Fair value measurements as at June 30, 2020 categorized into
	2020	Level 1	Level 2	Level 3
	RMB’000	RMB’000	RMB’000	RMB’000
Recurring fair value measurement
Liabilities:
—Redeemable shares with other preferential rights	2,381,327	—	—	2,381,327

During the year presented, there were no transfers between Level 1 and Level 2, or transfer into or out of Level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy as at the end of each reporting period in which they occur.

The fair value of other investments in Level 2 is determined by discounting the expected future return using expected return rates currently available for instruments with similar terms, credit risk, remaining terms and other market data.

The changes in Level 3 instruments of paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights for the year ended June 30, 2019 and 2020 are presented in the Note 25.

Specific valuation techniques used to determine the fair value of paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights include:

•	Discounted cash flow model and unobservable inputs mainly including assumptions of expected future cash flows and discount rate; and

•	A combination of observable and unobservable inputs, including risk-free rate, expected volatility, discount for lack of marketability, market multiples, etc.

Major assumptions used in the valuation for paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights are presented in Note 25.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

28 Financial risk management and fair values (continued)

The movements during the year in the balance of these Level 2 and Level 3 fair value measurements are as follows:

RMB’000
Other investments:
At July 1, 2018	—
Payments for purchases	354,800
Changes in fair value recognized in profit or loss during the year (Note 9)	1,465

At June 30, 2019	356,265

Proceeds from disposals	(354,800)
Changes in fair value recognized in profit or loss during the year (Note 9)	(1,465)

At June 30, 2020	—

Paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights:
At July 1, 2018	—
Addition	991,514
Changes in fair value recognized in profit or loss during the year	709,780

At June 30, 2019	1,701,294

Changes in fair value recognized in profit or loss during the year	680,033

At June 30, 2020	2,381,327

Total gains or losses for the year included in profit or loss for assets and liabilities held at June 30, 2019	711,245
Total gains or losses for the year included in profit or loss for assets and liabilities held at June 30, 2020	678,568

The gains arising from the remeasurement of fair value of other investments are included in other net income in the consolidated statements of profit or loss. The losses arising from the remeasurement of fair value of paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights are presented as fair value changes of paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights in the consolidated statements of profit or loss.

(ii)	Fair values of financial assets and liabilities carried at other than fair value

The carrying amounts of the Group’s financial instruments carried at amortized cost are not materially different from their fair values as at June 30, 2019 and 2020 because of the short-term maturities of all these financial instruments.

29 Commitments

(a) Capital commitments outstanding as at June 30, 2019 and 2020 not provided for in the financial statements were as follows:

	As at June 30,
	2019	2020
	RMB’000	RMB’000
Contracted purchase of software	14,627	13,531

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

30 Material related party transactions

(a) Name and relationship with related parties

The table below set forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the Group

Mr. Ye Guofu	Controlling shareholder

Mr. Li Minxin	Shareholder

MINI Investment Holding Limited	Under common control by the controlling shareholder

Shanghai Kerong Networks Limited	Significantly influenced by the controlling shareholder

Shenzhen Zhizhi Brand Incubation Limited	Significantly influenced by the controlling shareholder

Miniso Lifestyle Nigeria Limited *	Under common control by the controlling shareholder

MINISO Lifestyle Proprietary Limited *	Under common control by the controlling shareholder

YGF MC LIMITED	Under common control by the controlling shareholder

Minihome Hong Kong Limited *	Under common control by the controlling shareholder

Wow Color Beauty Guangdong Technology Limited	Under common control by the controlling shareholder

Nome Design Guangzhou Limited *	Under common control by the controlling shareholder

Note:

*

MINISO Lifestyle Proprietary Limited, Miniso Lifestyle Nigeria Limited, Minihome Hong Kong Limited and Nome Design Guangzhou Limited were subsidiaries of the Group prior to January 2020. They were sold to companies ultimately owned by Mr. Ye Guofu during the period from December 2019 to February 2020, respectively and become related parties of the Group since then (see Note 5).

(b) Transactions with related parties

(i) Key management personnel compensation

Key management personnel compensation comprised the following:

	For the year ended June 30,
	2019	2020
	RMB’000	RMB’000
Short-term employee benefits	7,832	5,431
Employee compensation expense (Note 8(i) and Note 27)	—	4,771
Equity-settled share-based payment expenses (Note 27)	28,574	79,021

	36,406	89,223

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

30 Material related party transactions (continued)

(ii) Other transactions with related parties

	For the year ended June 30,
	2019	2020
	RMB’000	RMB’000
Continuing operations

Proceeds from repayment from the controlling shareholder
—Mr. Ye Guofu (i)	269,934	297,105

Liabilities waived by the controlling shareholder
—Mr. Ye Guofu (ii)	5,040	—

Cash advances to related parties
—MINI Investment Holding Limited (iii)	9,508	—
—Mr. Ye Guofu (iv)	—	101,462
—Nome Design Guangzhou Limited (v)	—	5,205

Sale of goods
—Miniso Lifestyle Nigeria Limited	—	201

Purchase of goods
—Shanghai Kerong Networks Limited (vi)	191,232	177,367
—Shenzhen Zhizhi Brand Incubation Limited (vii)	97,298	52,385
—Wow Color Beauty Guangdong Technology Limited (viii)	—	13,339
—Nome Design Guangzhou Limited	—	648

Advanced payments received for purchase of goods
—Miniso Lifestyle Nigeria Limited (ix)	—	4,005

Discontinued operations

Repayment of loans from the controlling shareholder
—Mr. Ye Guofu (x)	130,441	—

Interest incurred on loans from the controlling shareholder
—Mr. Ye Guofu (x)	5,014	—

Disposal of discontinued operations to
—YGF MC LIMITED	—	—	*
—Minihome Hong Kong Limited	—	—	*
—MINI Investment Holding Limited	—	—	*

(i)	Interest-free cash advances to the controlling shareholder amounting to RMB269,934,000 and RMB297,105,000 were repaid during the years ended June 30, 2019 and 2020, respectively.
(ii)	The controlling shareholder waived interest-free liabilities of an oversea subsidiary amounting to RMB5,040,000 during the year ended June 30, 2019.
(iii)	The Group provided interest-free cash advance to MINI Investment Holding Limited amounting to RMB9,508,000 during the year ended June 30, 2019. The amount was fully repaid in July, 2020.
(iv)

The Group provided interest-free cash advances to the controlling shareholder amounting to RMB101,462,000 during the year ended June 30, 2020. The amount was fully repaid during the year ended June 30, 2020.

(v)

The Group provided interest-free cash advances to Nome Design Guangzhou Limited amounting to RMB5,205,000 during the period from March to June 2020. The amount was subsequently fully repaid in July 2020.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

30 Material related party transactions (continued)

(vi)

The Group purchased lifestyle products from Shanghai Kerong networks Limited amounting to RMB191,232,000 and RMB177,367,000 during the years ended June 30, 2019 and 2020, respectively. The related party transactions were conducted in the ordinary course of business at arm’s length.

(vii)

The Group purchased lifestyle products from Shenzhen Zhizhi Brand Incubation Limited amounting to RMB97,298,000 and RMB52,385,000 during the years ended June 30, 2019 and 2020, respectively. The related party transactions were conducted in the ordinary course of business at arm’s length.

(viii)

The Group purchased lifestyle products from Wow Color Beauty Guangdong Technology Limited amounting to RMB13,339,000 during the year ended June 30, 2020. The related party transactions were conducted in the ordinary course of business at arm’s length.

(ix)	The Group received advance payments for purchase of lifestyle products from MINISO Lifestyle Nigeria Limited amounting to RMB4,005,000 during the period from January to June 2020.
(x)

During the year ended June 30, 2019, MINISO GmbH, MINISO Lifestyle Kenya Ltd. and MINISO Lifestyle Nigeria Limited repaid loans from the controlling shareholder and related interest amounting to RMB51,557,000, RMB18,630,000 and RMB65,268,000, respectively. The loans bear with interest rates of 3%, nil and 8% per annum, respectively. Total interest expenses incurred during the year were RMB640,000, nil and RMB4,374,000, respectively.

Note:

*

The amounts were considerations in connection with the disposal of discontinued operations, each of which was less than RMB1,000. See Note 5 “Discontinued operations and assets and liabilities held for sale” for details.

(c) Balances with related parties

	As at June 30,
	2019	2020
	RMB’000	RMB’000
Included in trade and other receivables from related parties:
—Mr. Ye Guofu	131,151	—
—MINI Investment Holding Limited	9,508	9,508
—Nome Design (Guangzhou) Co., Ltd.	—	4,557
—YGF MC LIMITED	—	—	*
—Minihome Hong Kong Limited	—	—	*

	140,659	14,065

Included in trade and other payable to related parties:
—Mr. Ye Guofu	—	11,946
—Shanghai Kerong Networks Limited	21,165	3,164
—Shenzhen Zhizhi Brand Incubation Limited	6,658	1,568
—Wow Color Beauty Guangdong Technology Limited	—	986

	27,823	17,664

Included in contract liabilities:
—Miniso Lifestyle Nigeria Limited	—	3,798

	—	3,798

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

30 Material related party transactions (continued)

Note:

*

The amounts represented considerations receivable in connection with the disposal of discontinued operations, which were each less than RMB1,000. See Note 5 “Discontinued operations and assets and liabilities held for sale” for details.

31 Company level financial information

The following presents condensed parent company financial information of the Group.

(i) Condensed statement of profit or loss

For the period from January 7, 2020 (date of incorporation) to June 30, 2020
RMB’000
General and administrative expenses	(37)
Other net income	1,091

Operating profit	1,054
Fair value changes of redeemable shares with other preferential rights	151,733

Profit before taxation	152,787
Income tax expense	—

Profit for the period	152,787

(ii) Condensed statement of profit or loss and other comprehensive income

For the period from January 7, 2020 (date of incorporation) to June 30, 2020
RMB’000
Profit for the period	152,787
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of the Company	13,606

Other comprehensive income for the period	13,606

Total comprehensive income for the period	166,393

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

31 Company level financial information (continued)

(iii) Condensed statement of financial position

	Note	As at June 30, 2020
		RMB’000
ASSETS
Non-current assets
Investments in subsidiaries
—Cost-accounted investments in subsidiaries		— *
—Amounts due from subsidiaries		988,252

Sub-total		988,252

Current assets
Other receivables		7,082
Cash and cash equivalents		153,889

Sub-total		160,971

Total assets		1,149,223

EQUITY
Share capital	26(a)	69
Additional paid-in capital	26(a)	162,373
Other reserves		(1,547,333)
Retained earnings		152,787

Total deficit		(1,232,104)

LIABILITIES
Non-current liabilities
Redeemable shares with other preferential rights		2,381,327

Total liabilities		2,381,327

Total equity and liabilities		1,149,223

Note:

*	The amount was less than RMB1,000.

(iv) Condensed statement of cash flow

For the period from January 7, 2020 (date of incorporation) to June 30, 2020
RMB’000
Net cash used in operating activities	(36)
Net cash used in investing activities	(972,092)
Net cash used in financing activities	1,127,145

Net increase in cash and cash equivalents	155,017
Cash and cash equivalents at beginning of the period	—
Effect of movements in exchange rates on cash held	(1,128)

Cash and cash equivalents at the end of the period	153,889

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R. Section 200.83

32 Standards issued but not yet effective

A number of new standards are effective for the annual periods beginning after January 1, 2020 and early application is permitted; however, the Group has not early adopted the new or amended standards in preparing these consolidated financial statements.

The following amended standards and interpretations are not expected to have a significant impact on the Group’s consolidated financial statements.

Effective for accounting periods beginning on or after
—Amendments to References to Conceptual Framework in IFRS Standards.	January 1, 2020

—Definition of a Business (Amendments to IFRS 3)	January 1, 2020

—Definition of Material (Amendments to IAS 1 and IAS 8)	January 1, 2020

—IFRS 17, Insurance contracts	January 1, 2021

33 Subsequent events

(a) Business and financial impacts of COVID-19

As discussed in Note 6(iv), the Group’s overseas business started to be adversely impacted since late March 2020 following the spread of COVID-19 around the world. Most of the Group’s overseas self-operated stores and franchised stores have been suffered from temporary closure and reduction of operating hours on occasion since late March 2020.

As of the date of these financial statements, the Group’s overseas self-operated stores and franchised stores are gradually resuming normal operations. While the duration of the pandemic, disruption to the Group’s business and related financial impact cannot be reasonably estimated at this time, the Group expects that COVID-19 will have an adverse impact on the Group’s results of operations and financial condition in subsequent period.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R. Section 200.83

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Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

PART II

Information Not Required in Prospectus

Item 6. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

The post-offering memorandum and articles of association that we expect to adopt and to become effective immediately prior to the completion of this offering provide that we shall indemnify our directors and officers (each an indemnified person) against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such indemnified person, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the indemnification agreements, the form of which is filed as Exhibit 10.1 to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide indemnification for us and our officers and directors for certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

Item 7. Recent Sales of Unregistered Securities.

In the past three years, we have issued the following securities (including options to acquire our ordinary shares and restricted share units). We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Ordinary shares
Mapcal Limited	January 7, 2020	1	US$0.00001 per share
Mini Investment Limited	January 16, 2020	328,290,481	US$6,611,858.95
YGF MC LIMITED	January 16, 2020	218,860,321	US$4,407,905.97
YYY MC LIMITED	January 16, 2020	257,849,197	US$5,193,174.42
LMX MC LIMITED	January 16, 2020	60,591,398	US$1,220,328.77
MCYP Management Limited	January 16, 2020	31,618,125	US$0.036 per share
MCYP Grand Management Limited	January 16, 2020	8,634,248	US$0.036 per share
DN MC LIMITED	January 16, 2020	11,979,800	US$0.036 per share
LWG MC LIMITED	January 16, 2020	8,214,500	US$0.036 per share
ZSY MC LIMITED	January 16, 2020	7,898,800	US$0.036 per share
MYT MC LIMITED	January 16, 2020	7,781,900	US$0.036 per share
HZ MC LIMITED	January 16, 2020	6,484,800	US$0.036 per share
LBF MC LIMITED	January 16, 2020	5,749,800	US$0.036 per share
MCYP Fortune Management Limited	January 16, 2020	7,441,000	US$0.036 per share
MCYP Great Management Limited	January 16, 2020	5,994,100	US$0.036 per share
MCYP Evergreen Management Limited	January 16, 2020	5,106,500	US$0.036 per share
MCYP Forever Management Limited	January 16, 2020	4,139,800	US$0.036 per share

Series A preferred shares
HH SPR-XIV Holdings Limited	February 14, 2020	58,833,418	US dollar equivalent of RMB491,518,431
Tencent Mobility Limited	February 14, 2020	41,183,394	US dollar equivalent of RMB350,000,000
Easy Land Limited	February 14, 2020	17,650,024	US dollar equivalent of RMB150,000,000

Item 8. Exhibits and Financial Statement Schedules.

(a) Exhibits

See Exhibit Index beginning on page II-5 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

MINISO GROUP HOLDING LIMITED

Exhibit Index

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

3.1	Memorandum and Articles of Association of the Registrant, as currently in effect

3.2*	Form of Amended and Restated Memorandum and Articles of Association of the Registrant, effective immediately prior to the closing of this offering

4.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2*	Registrant’s Specimen Certificate for Ordinary Shares

4.3*	Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder

4.4	The Shareholders Agreement among the Registrant and other parties thereto dated February 26, 2020 and Deed of Adherence between the Registrant (on behalf of itself and all the then-existing shareholders of the Registrant) and each of the new shareholders after the effectiveness of the Shareholders Agreement and a schedule of all executed Deeds of Adherence adopting the same form

5.1	Form of opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares being registered and certain Cayman Islands tax matters

8.1	Form of opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2	Form of opinion of JunHe LLP regarding certain PRC tax matters (included in Exhibit 99.2)

10.1*	Form of Indemnification Agreement between the Registrant and its directors and executive officers

10.2*	Form of Employment Agreement between the Registrant and its executive officers

10.3	Share Subscription Agreement between the Registrant, HH SPR-XIV Holdings Limited, Tencent Mobility Limited, Easy Land Limited and certain other parties thereto dated Feburary 19, 2020

21.1	List of principal subsidiaries of the Registrant

23.1*	Consent of KPMG Huazhen LLP, an independent registered public accounting firm

23.2	Form of consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

23.3	Form of consent of JunHe LLP (included in Exhibit 99.2)

24.1*	Powers of Attorney (included on signature page)

99.1*	Code of Business Conduct and Ethics of the Registrant

99.2	Form of opinion of JunHe LLP regarding certain PRC law matters

99.3	Consent of Frost & Sullivan

*	To be filed by amendment.

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Guangzhou, China, on                 , 2020.

Miniso Group Holding Limited

By:
	Name:	Guofu Ye
	Title:	Chairman of the Board of Directors
and Chief Executive Officer

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Guofu Ye and Saiyin Zhang as attorney-in-fact with full power of substitution for him or her in any and all capacities to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on                 , 2020.

Signature	Title

Guofu Ye	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)

Minxin Li	Director

Na Dou	Director

Saiyin Zhang	Director and Chief Financial Officer (Principal Financial and Accounting Officer)

Yunyun Yang	Director

Wei Cao	Director

Rui Hao	Director

Confidential Treatment Requested by MINISO Group Holding Limited Pursuant to 17 C.F.R.  Section 200.83

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Miniso Group Holding Limited, has signed this registration statement or amendment thereto in                 on                , 2020.

Authorized U.S. Representative

By:
Name:
Title: